166075.v1

                 UNITED STATES BANKRUPTCY COURT

                  FOR THE DISTRICT OF DELAWARE


IN RE:                             )
                                   )
HOMELAND STORES, INC.,             )    Case No. ______________
                                   )    Chapter 11
               Debtor.             )
                                   )
                                   )
IN RE:                             )
                                   )
HOMELAND HOLDING CORPORATION,      )    Case No. ______________
                                   )    Chapter 11
               Debtor.             )    Jointly Administered





                    DISCLOSURE STATEMENT FOR
                JOINT PLAN OF REORGANIZATION OF
     HOMELAND STORES, INC. AND HOMELAND HOLDING CORPORATION




           Homeland Stores, Inc., a Delaware corporation (the "Company"), and Homeland Holding Corporation, a Delaware corporation ("Holding" and, together with the Company, the "Debtors"), hereby submit this Disclosure Statement for Joint Plan of Reorganization of Homeland Stores, Inc. and Homeland Holding Corporation (the "Disclosure Statement") pursuant to
Section 1125 of the United States Bankruptcy Code, as amended (the "Bankruptcy Code"), in connection with (a) the solicitation of votes on the Joint Plan of Reorganization of Homeland Stores, Inc. and Homeland Holding Corporation (the "Plan") filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on May 13, 1996, and (b) the hearing on confirmation of the Plan (the "Confirmation Hearing") before the Bankruptcy Court scheduled for _______, 1996. A copy of the Plan is set forth in Appendix A to this Disclosure Statement. Capitalized terms used herein and not otherwise defined herein have the respective meanings assigned to them in the Plan.

           On                       ,  1996, after notice  and  a
hearing, the Bankruptcy Court approved this Disclosure Statement as containing "adequate information" within the meaning of
Section 1125(d) of the Bankruptcy Code to permit holders of Claims against, and Interests in, the Debtors who are entitled to vote on the Plan to make an informed judgment about the Plan. THE APPROVAL BY THE BANKRUPTCY COURT OF THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE A RECOMMENDATION BY THE BANKRUPTCY COURT EITHER FOR OR AGAINST THE PLAN.

           A description of the various Classes of Claims and Interests is contained in this Disclosure Statement under "SUMMARY OF THE PLAN" and a description of the persons entitled to vote on the Plan, voting procedures and requirements for confirmation is contained in this Disclosure Statement under "CONFIRMATION AND CONSUMMATION PROCEDURE." If you hold a Claim in Class 2, Class 3 or Class 5 or an Interest in Class 7, you are entitled to vote on the Plan and a ballot is enclosed. Before voting, you are urged to read and carefully consider the Plan and this entire Disclosure Statement.

           To be counted for voting purposes, ballots must be received no later than 5:00 p.m., New York City time, on , 1996, at the following address:

               BY MAIL, HAND OR OVERNIGHT COURIER:
                    HOMELAND STORES, INC. AND
                  HOMELAND HOLDING CORPORATION
                     C/O MORROW & CO., INC.
                        909 THIRD AVENUE
                    NEW YORK, NEW YORK 10022

In voting for or against the Plan, please use only the ballot sent to you with this Disclosure Statement. General unsecured creditors in Class 5 who hold Claims that are contingent, disputed or unliquidated will not be entitled to vote on the Plan unless, upon timely motion of such creditor, the Bankruptcy Court has estimated such Claim for voting purposes pursuant to Bankruptcy Rule 3018.

          The Bankruptcy Court will hold the Confirmation Hearing
on                       ,  1996,  at      :    .m.,  Wilmington,
Delaware time, at the United States Courthouse, 844 King Street, Wilmington, Delaware 19801-3577. The hearing may be adjourned from time to time without further notice. Any objection to the confirmation of the Plan must be in writing and must be filed with the Clerk of the Bankruptcy Court and served on counsel for the Debtors and each of the other persons listed on Schedule A no later than : .m., New York City time, on , 1996. Any such objection must comply with all requirements of the Order and Notice accompanying this Disclosure Statement.

           NO REPRESENTATIONS WITH RESPECT TO THE DEBTORS, THEIR ASSETS, FUTURE BUSINESS OPERATIONS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION HAVE BEEN AUTHORIZED BY THE DEBTORS OTHER THAN REPRESENTATIONS CONTAINED HEREIN. THIS DISCLOSURE STATEMENT HAS BEEN PREPARED BY THE DEBTORS FROM INFORMATION CONTAINED IN THEIR BOOKS AND RECORDS OR OBTAINED FROM OTHER SOURCES BELIEVED BY THE DEBTORS TO BE ACCURATE. UNLESS OTHERWISE INDICATED, NONE OF THE INFORMATION CONTAINED HEREIN HAS BEEN SUBJECTED TO AN AUDIT.

           THE SUMMARIES OF THE PLAN AND THE OTHER DOCUMENTS CONTAINED HEREIN ARE QUALIFIED BY REFERENCE TO THE PLAN AND THE OTHER DOCUMENTS THEMSELVES. ALL SCHEDULES AND APPENDICES TO THE PLAN NOT INCLUDED HEREWITH WILL BE FILED WITH THE BANKRUPTCY COURT AND AVAILABLE FOR INSPECTION IN THE OFFICE OF THE CLERK OF THE BANKRUPTCY COURT DURING NORMAL COURT HOURS, NOT FEWER THAN TEN DAYS PRIOR TO THE CONFIRMATION HEARING OR SUCH SHORTER PERIOD AS THE BANKRUPTCY COURT MAY ALLOW.

          THE STATEMENTS CONTAINED HEREIN ARE MADE AS OF THE DATE HEREOF, UNLESS ANOTHER TIME IS SPECIFIED HEREIN. THE DELIVERY OF THIS DISCLOSURE STATEMENT DOES NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH HEREIN SINCE THE DATE OF THIS DISCLOSURE STATEMENT AND/OR THE DATE THAT THE MATERIALS RELIED UPON IN PREPARATION OF THIS DISCLOSURE STATEMENT WERE COMPILED. ANY ESTIMATES OF CLAIMS AND INTERESTS SET FORTH IN THIS DISCLOSURE STATEMENT MAY VARY FROM THE FINAL AMOUNTS OF CLAIMS OR INTERESTS ALLOWED BY THE BANKRUPTCY COURT.

           THIS DISCLOSURE STATEMENT MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN. AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER PENDING OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION OR STIPULATION, BUT RATHER AS STATEMENTS MADE IN SETTLEMENT NEGOTIATIONS GOVERNED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER STATUTE OR RULE OF SIMILAR IMPORT.

           THIS DISCLOSURE STATEMENT SHALL NEITHER BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE DEBTORS OR ANY OTHER PARTY NOR BE CONSTRUED TO BE ADVICE ON THE TAX, SECURITIES OR OTHER LEGAL EFFECTS OF THE PLAN. EACH CREDITOR SHOULD, THEREFORE, CONSULT WITH ITS OWN LEGAL, BUSINESS, FINANCIAL AND TAX ADVISORS AS TO ANY SUCH MATTERS CONCERNING THE SOLICITATION, THE PLAN OR THE TRANSACTIONS CONTEMPLATED THEREBY.

           THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY PASSED UPON THE ACCURACY OR THE ADEQUACY OF THE STATEMENTS CONTAINED HEREIN.

                       TABLE OF CONTENTS

                                                             Page

I.  INTRODUCTION AND SUMMARY                                    1
     A.   General                                               1
     B.   Principal Elements of the Restructuring               1
          1.   New Bank Financing                               2
          2.   Senior Secured Note Exchange                     2
          3.   Trade Claims                                     3
          4.   General Unsecured Claims                         4
          5.   Equity Recapitalization                          5
          6.   Tradeability of New Securities                   6
          7.   Charter Amendments                               7
          8.   Modified Union Agreements                        8
          9.   Rejection of Certain Closed Store Leases         8
          10.  Management Stock Option Plan                     9
          11.  Releases                                         9
          12.  Boards of Directors                             10

II.  THE RESTRUCTURING                                         10
     A.   Background                                           10
          1.   1992 Refinancing                                10
          2.   Increased Competition and Lower Margins         11
          3.   AWG Transactions                                11
          4.   Restructuring of Old Notes and Refinancing of
               1992 Credit Agreement                           12
          5.   New Management Team                             12
          6.   Post-AWG Sale Operating Results                 13
     B.   Restructuring Discussions                            13
          1.   Retention of Restructuring Professionals;
               Formation of Committee                          13
          2.   Strategic Sale Efforts                          14
          3.   Waivers of Certain Events of Default            14
          4.   1996 Union Contract Modifications               15
          5.   Agreement in Principle with the Committee       15
          6.   Sale of Ponca City Store                        16
     C.   Summary of Classification and Treatment of Claims    16
     D.   Conditions to Consummation of the Restructuring      17
     E.   Certain Significant Effects of the Restructuring     18
     F.   Business Plan                                        19
     G.   1996 Budget                                          20
     H.   Capitalization                                       22

III.  THE CHAPTER 11 CASES                                     23
     A.   Retention of Professionals                           23
     B.   DIP Facility                                         23
     C.   Payment of Certain Pre-Petition Claims               24
     D.   Continuation of Certain Consumer Practices           25
     E.   Other First Day Orders                               25

IV.  RISK FACTORS                                              25
     A.   Business Risks                                       25
          1.   Continuing Leverage; Financial Covenant
               Restrictions                                    25
          2.   Competition                                     26
          3.   AWG Supply Relationship                         27
          4.   Projections                                     27
          5.   Unions                                          27
     B.   Bankruptcy Risks                                     28
          1.   Disruption of Operations                        28
          2.   Certain Risks of Non-Acceptance                 28
          3.   Certain Risks of Non-Confirmation               29
          4.   Certain Risks Regarding Classification of
               Claims and Interests                            30
     C.   Risks Relating to the New Securities                 30
          1.   Potential Illiquidity of the New Securities     30
          2.   Restrictions on Transfer                        30
          3.   Dilution                                        31
          4.   No Dividends                                    33
          5.   Subordination of the New Notes                  33
          6.   New Note Guarantee; Holding Company Structure   34
     D.   Certain Federal Income Tax Consequences              34

V.  FINANCIAL INFORMATION                                      35
     A.   Selected Financial Information                       35
     B.   Projected and Pro Forma Financial Information        36
          1.   Pro Forma Projected Balance Sheets              38
          2.   Pro Forma Projected Capitalization              42
          3.   Pro Forma Projected Statements of Operations    43
          4.   Projected Balance Sheets                        50
          5.   Projected Statements of Cash Flow               51

VI.  THE COMPANY                                               52
     A.   General                                              52
     B.   AWG Supply Agreement                                 52
     C.   The Company's Supermarkets                           53
     D.   Merchandising Strategy and Pricing                   55
     E.   Customer Service                                     55
     F.   Advertising and Promotion                            55
     G.   Products                                             56
     H.   Employees and Labor Relations                        56
     I.   Computer and Management Information Systems          56
     J.   Competition                                          57
     K.   Trademarks and Service Marks                         58
     L.   Regulatory Matters                                   58
     M.   Properties                                           58
     N.   Legal Proceedings                                    59
          1.   Routine Litigation                              59
          2.   Withdrawal Liability Dispute                    59

VII.  BOARDS OF DIRECTORS                                      60
     A.   Current Members                                      60
     B.   Proposed Members                                     60
     C.   Biographical Information                             61

VIII.  MANAGEMENT                                              62
     A.   Management                                           62
     B.   Biographical Information                             63
     C.   Executive Compensation                               63
     D.   Employment Agreements                                65
     E.   Management Incentive Plan                            66
     F.   Retirement Plan                                      67

IX.  STOCK OWNERSHIP                                           67

X.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS             69

XI.  SUMMARY OF THE PLAN                                       70
     A.   Classification and Treatment of Claims and Interests 71
          1.   General                                         71
          2.   Treatment of Unclassified Claims                71
               a.   Administrative Claims                      71
               b.   Priority Tax Claims                        72
          3.   Classification and Treatment of Classified
               Claims and Interests                            73
               a.   Class 1 Claims_Allowed Priority Claims     73
               b.   Class 2 Claims_Allowed Claims of the Old
                    Banks                                      73
               c.   Class 3_Allowed Secured Noteholder Claims  73
               d.   Class 4_Allowed Miscellaneous Secured
                    Claims                                     74
               e.   Class 5_General Unsecured Claims           75
               f.   Class 6_Allowed Interests of Holding as
                    Sole Shareholder of the Company            76
               g.   Class 7_Allowed Interests of Holders of
                    Old Common Stock                           76
               h.   Class 8_Allowed Interests of Holders of
                    Old Warrants                               76
     B.   Means for Implementation of the Plan                 77
          1.   Issuance of New Securities                      77
          2.   Listing of New Common Stock; 1934 Act Filing    77
          3.   Effectiveness of Agreements                     77
          4.   Charter Amendments                              77
          5.   Management                                      77
          7.   Surrender and Cancellation of Instruments       78
          8.   Retiree Benefits                                78
          9.   Workers' Compensation Claims under Prior Self-
               Insurance Program                               79
     C.   Other Provisions of the Plan                         79
          1.   Executory Contracts and Unexpired Leases        79
          2.   Disputed Claims                                 80
          3.   Distributions                                   81
          4.   Bar Dates                                       83
          5.   Conditions to Consummation                      84
          6.   Amendments to or Modification of the Plan       84
          7.   Revocation of the Plan                          85
          8.   Releases                                        85
     D.   Effects of Plan Confirmation                         85
          1.   Vesting of Assets; Reservation of Claims        85
          2.   Discharge                                       86
          3.   Injunction                                      86
          4.   Retention of Jurisdiction                       86

XII.  CONFIRMATION AND CONSUMMATION PROCEDURE                  87
     A.   Solicitation of Votes                                87
          1.   Who May Vote                                    87
          2.   Ballots                                         88
     B.   Confirmation Hearing                                 89
     C.   Confirmation                                         89
          1.   Acceptance by Impaired Classes                  89
          2.   Confirmation Without Acceptance by All
               Impaired Classes                                90
               a.   Fair and Equitable                         90
               b.   Unfair Discrimination                      91
          3.   Best Interests                                  91
          4.   Feasibility                                     92
     D.   Consummation                                         92

XIII.  ALTERNATIVES TO THE PLAN                                92
     A.   Alternative Plan of Reorganization                   92
     B.   Liquidation Under Chapter 7                          93

XIV.  DESCRIPTION OF MODIFIED UNION AGREEMENTS                 94
     A.   General                                              94
     B.   Wage Rate, Benefit Contribution Reductions and Work
          Rule Changes                                         94
     C.   Employee Buyout Offer                                95
     D.   Stock Issuances to, and Purchases by, the ESOT       95
     E.   Board Representation                                 96

XV.  SECURITIES LAW CONSIDERATIONS                             96
     A.   Original Issuance of Securities                      96
     B.   Subsequent Transfers of Securities                   97

XVI.  DESCRIPTION OF NEW NOTES                                 99
     A.   General                                              99
     B.   Maturity, Interest and Principal                     99
     C.   Optional Redemption                                  99
     D.   Subordination                                       101
     E.   Certain Covenants                                   102
     F.   Merger, Sale of Assets, Etc.                        108
     G.   Events of Default                                   109
     H.   Defeasance or Covenant Defeasance of New Indenture  112
     I.   Satisfaction and Discharge                          114
     J.   Amendments and Waivers                              115
     K.   Governing Law                                       115
     L.   The New Trustee                                     115
     M.   Certain Definitions                                 116

XVII.  DESCRIPTION OF NEW COMMON STOCK                        130
     A.   General                                             131
     B.   Registration Rights Agreements                      131
          1.   General                                        131
          2.   Equity Registration Rights Agreement           132
          3.   Noteholder Registration Rights Agreement       133

XVIII.  DESCRIPTION OF NEW WARRANTS                           134
     A.   General                                             134
     B.   Exercise of New Warrants                            134
     C.   Adjustments                                         135
     D.   Limitation on Right to Vote or Receive Dividends    137

XIX.  DESCRIPTION OF THE NEW CREDIT AGREEMENT                 137

XX.  ACCOUNTING TREATMENT                                     137

XXI.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES                 138
     A.   Certain Federal Income Tax Consequences of the
          Plan to Holders of Old Notes, to Holders of General Unsecured Claims and to Holders of Old Common Stock 140
          1.   Exchange of Old Notes                          140
          2.   Exchange of General Unsecured Claims           141
          3.   Exchange of Old Common Stock                   141
          4.   Accrued but Unpaid Interest                    142
          5.   Accrued Market Discount                        142
     B. Certain Federal Income Tax Consequences of Ownership and Disposition of New Notes, New
               Common Stock and New Warrants                  142
          1.   Ownership and Disposition of New Notes         142
          2.   Ownership and Disposition of New Common Stock  145
          3.   Disposition, Exercise, Expiration and
               Adjustment of New Warrants                     145
          4.   Backup Withholding                             146
     C.        Certain Federal Income Tax Consequences of
               the Restructuring to the Debtors               146

XXII.  FINANCIAL ADVISORS                                     147

XXIII.  CONCLUSION                                            149

APPENDICES

Appendix A     Form of Joint Plan of Reorganization of Homeland
               Stores, Inc. and Homeland Holding Corporation

Appendix B     Consolidated Financial Statements of Homeland
               Holding Corporation

Appendix C     Liquidation Analysis of the Debtors

                  I.     INTRODUCTION AND SUMMARY

A.        General

                On  May 13, 1996 (the "Filing Date"), each of the
Debtors filed a voluntary petition under Chapter 11 of the Bankruptcy Code. Simultaneously with the filing of their petitions, the Debtors filed the Plan and this Disclosure Statement, which set forth the terms of a proposed financial restructuring of the Debtors (the "Restructuring"). The Restructuring, and the related modifications to the Company's existing collective bargaining agreements (which have been agreed to by the Company's unions and are described herein) are designed to reduce substantially the Company's debt service obligations and labor costs and to create a capital and cost structure that will allow the Company to maintain and enhance the competitive position of its business and operations. The Restructuring was negotiated with, and is supported by, the lenders (the "Old Banks") under the Company's existing revolving credit facility (the "1995 Credit Agreement") and the ad hoc committee representing approximately 80% of the Company's outstanding Senior Secured Notes (the "Committee").

                The Company is a leading supermarket chain in Oklahoma, southern Kansas and the Texas Panhandle region, operating a total of 67 stores as of the Filing Date. The Company expects that, as of the effective date of the Plan (the "Effective Date"), it will operate 65 stores. See " _ Rejection of Certain Closed Store Leases." The Company operates in four distinct marketplaces: Oklahoma City, Oklahoma; Tulsa, Oklahoma; Amarillo, Texas; and certain rural areas of Oklahoma, Kansas and Texas.

               The Company and Holding (its holding company) were organized in 1987 by a group of investors led by Clayton, Dubilier & Rice, Inc. ("CD&R") for the purpose of acquiring substantially all of the assets of the Oklahoma Division of Safeway, Inc. (the "Acquisition"). The acquired stores changed their name to "Homeland" in order to highlight the Company's regional identity.

                Prior to April 1995, the Company supplied its stores with goods from a Company-owned distribution center. As a result of the significant overhead costs associated with operating the Company's distribution center, in 1995 the Company discontinued its distribution operation and became a member of a buying cooperative. See "THE RESTRUCTURING _ Background _ AWG Transactions."

B.        Principal Elements of the Restructuring

                The principal elements of the Restructuring and the principal effects of its consummation pursuant to the Plan are summarized below.

     1.        New Bank Financing

               On the Effective Date, the Company will enter into a new bank credit agreement or an amendment and restatement of the 1995 Credit Agreement (the "New Credit Agreement"), the general terms of which must be approved by the Committee. As of the date of this Disclosure Statement, the Company is in discussions with a number of banks potentially interested in providing this credit facility, including the Old Banks. There can be no assurance, however, that any bank or group of banks will agree to provide a bank credit facility on terms acceptable to the Company and the Committee. In the event the Company is unable to enter into the New Credit Agreement, the Company will not have sufficient financing to consummate the Restructuring and may be forced to pursue an orderly liquidation of its assets.

                The  Company  anticipates  that  the  New  Credit
Agreement will provide for up to $37.5 million in borrowings, including approximately $27.5 million under a revolving credit facility (subject to borrowing base requirements) and a $10 million term loan. Proceeds from the term loan will be used primarily to fund certain obligations under the Company's modified collective bargaining agreements (see "INTRODUCTION AND SUMMARY _ Modified Union Agreements") and to pay certain transaction expenses relating to the Restructuring. The Company expects that its obligations under the New Bank Credit Agreement will be secured by a security interest in, and liens on, substantially all of the Company's assets and will be guaranteed by Holding.

     2.        Senior Secured Note Exchange

                 Under the Plan, holders of the Company's outstanding Series A Senior Secured Floating Rate Notes Due 1997 (the "Series A Notes"), Series C Senior Secured Fixed Rate Notes Due 1999 (the "Series C Notes") and Series D Senior Secured Floating Rate Notes Due 1997 (the "Series D Notes" and, together with the Series A Notes and Series C Notes, the "Old Notes") will be deemed to have two Claims: (a) an aggregate Secured Claim of $61.5 million (which represents a consensual reduction of the Old Noteholders' actual aggregate Secured Claim of approximately $65.0 million); and (b) an aggregate Unsecured Claim of approximately $40.1 million. In exchange for their Secured Claims in respect of the Old Notes, the holders of the Old Notes will receive (i) $60.0 million aggregate principal amount of newly-issued 10% Senior Subordinated Notes Due 2003 of the Company (the "New Notes") and (ii) $1,500,000 of cash (the "Cash Amount"). In exchange for their Unsecured Claims in respect of the Old Notes, the holders of the Old Notes will receive their ratable portion of 4,450,000 shares of newly-issued common stock, par value $.01 per share, of Holding (the "New Common Stock"), sharing ratably with other allowed general unsecured claims against the Debtors (the "General Unsecured Claims "). The Debtors estimate that total General Unsecured Claims will be approximately $63.1 million, consisting of approximately $40.1 million in General Unsecured Claims in respect of the Old Notes and approximately $23.0 million of other General Unsecured Claims. Based on such estimate, holders of the Old Notes will receive (in the aggregate) approximately 2,827,922 shares of New Common Stock, representing approximately 60.2% of the New Common Stock to be outstanding upon consummation of the Restructuring. See "SUMMARY OF THE PLAN _ Classification and Treatment of Classified Claims and Interests" and "RISK FACTORS _ Risks Relating to the New Securities _ Dilution."

                Upon consummation of the Restructuring, each holder of the Old Notes will receive the following (assuming total General Unsecured Claims of $63.1 million):

         For each:                      The holder will receive:

$1,000 claim amount                $590.56 principal
(including Secured and             amount of New Notes, 27.83
Unsecured Claims)                  shares of the New Common
                                   Stock and $14.76 in cash

                The New Notes will bear interest at the rate of 10% per annum (beginning on the Effective Date), payable semiannually on February 1 and August 1 of each year commencing on February 1, 1997. The New Notes will mature on __________, 2003, and will not be subject to any sinking fund requirements. The New Notes will be redeemable at the option of the Company, in whole or in part, (a) at any time on or after August 1, 1999, and
(b) upon the occurrence of a "Change of Control" (as defined below under "DESCRIPTION OF NEW NOTES _ Certain Definitions"), in each case at the redemption prices set forth below under "DESCRIPTION OF NEW NOTES _ Optional Redemption." If the Company fails to redeem all the New Notes upon the occurrence of a Change of Control, the Company will be required to make an offer to purchase all outstanding New Notes at the redemption price and subject to the conditions described below under "DESCRIPTION OF NEW NOTES _ Certain Covenants". Unlike the Old Notes, the New Notes will be unsecured obligations of the Company and will be subordinated to certain "Senior Indebtedness" (as defined below under "DESCRIPTION OF NEW NOTES _ Certain Definitions") comprising indebtedness under the New Credit Agreement and refinancings thereof.

                The New Notes will be issued pursuant to an indenture (the "New Indenture") among the Company, as issuer, Holding, as guarantor, and Fleet Bank, as trustee (the "New Trustee"). A copy of the New Indenture, substantially in the form to be executed by the Company and the New Trustee, is set forth in the Plan Supplement filed with the Bankruptcy Court (the "Plan Supplement").

                For further information regarding the New Notes see "DESCRIPTION OF NEW NOTES" and the form of New Indenture set forth in the Plan Supplement.

     3.        Trade Claims

                SINCE THE COMMENCEMENT OF THE DEBTORS' BANKRUPTCY CASES, THE COMPANY HAS REMAINED IN POSSESSION OF, AND CONTINUES TO OPERATE, ITS BUSINESS IN THE ORDINARY COURSE OF BUSINESS AND TO PAY ALL POST-PETITION CLAIMS OF TRADE CREDITORS ON A TIMELY
BASIS. THE BANKRUPTCY COURT HAS ENTERED AN ORDER (THE "TRADE CREDITOR ORDER") AUTHORIZING (BUT NOT OBLIGATING) THE COMPANY TO PAY IN THE ORDINARY COURSE THE PRE-PETITION CLAIMS OF ITS TRADE CREDITORS. PURSUANT TO THE TRADE CREDITOR ORDER, THE COMPANY EXPECTS TO PAY MANY (BUT NOT ALL) OF ITS PRE-PETITION TRADE CLAIMS. THE COMPANY WILL PAY, HOWEVER, THE PRE-PETITION TRADE CLAIMS OF ALL TRADE CREDITORS THE COMPANY DEEMS TO BE ESSENTIAL, SUBJECT TO SUCH TRADE CREDITORS' AGREEMENT TO CONTINUE TO SUPPLY IN ACCORDANCE WITH CUSTOMARY PRE-PETITION TRADE TERMS.

                PAYMENTS PURSUANT TO THE TRADE CREDITOR ORDER ARE CONTINGENT ON A TRADE CREDITOR'S AGREEMENT TO CONTINUE TO SUPPLY PRODUCTS OR SERVICES TO THE COMPANY IN ACCORDANCE WITH CUSTOMARY PRE-PETITION TRADE TERMS (INCLUDING PRIOR ALLOWANCES AND PRACTICES). IF A TRADE CREDITOR REFUSES TO SUPPLY PRODUCTS OR SERVICES IN ACCORDANCE WITH SUCH CUSTOMARY PRE-PETITION TRADE TERMS, ANY PAYMENTS BY THE COMPANY TO SUCH TRADE CREDITOR IN RESPECT OF ANY PRE-PETITION CLAIMS WILL BE DEEMED TO HAVE BEEN MADE IN PAYMENT OF THEN OUTSTANDING POST-PETITION OBLIGATIONS
OWED TO SUCH TRADE CREDITOR AND SUCH TRADE CREDITOR WILL IMMEDIATELY REPAY TO THE COMPANY ANY PAYMENTS MADE TO SUCH TRADE CREDITOR ON ACCOUNT OF PRE-PETITION CLAIMS TO THE EXTENT THE AGGREGATE AMOUNT OF SUCH PAYMENT EXCEEDS THE POST-PETITION
OBLIGATIONS THEN OUTSTANDING (WITHOUT ANY SETOFFS, CLAIMS, PROVISIONS FOR PAYMENT OF RECLAMATION OR TRUST FUND CLAIMS OR OTHER REDUCTIONS BY SUCH TRADE CREDITOR). SEE "THE CHAPTER 11 CASES _ PAYMENT OF CERTAIN PRE-PETITION CLAIMS."

               THE COMPANY BELIEVES IT WILL HAVE SUFFICIENT FUNDS FROM OPERATIONS AND ITS DIP FACILITY (AS DEFINED BELOW UNDER "THE CHAPTER 11 CASES _ DIP FACILITY") FOR THE TIMELY PAYMENT OF THE POST-PETITION CLAIMS OF ITS TRADE CREDITORS IN THE ORDINARY COURSE OF BUSINESS THROUGH THE CONCLUSION OF THE BANKRUPTCY CASES.

     4.        General Unsecured Claims

               Under the Plan, each holder of a General Unsecured Claim will receive its ratable portion of 4,450,000 shares of New Common Stock, based on the amount of such holder's claim relative to all General Unsecured Claims. The Debtors estimate that the total amount of General Unsecured Claims will be approximately $63.1 million, consisting of approximately $40.1 million in General Unsecured Claims in respect of the Old Notes and approximately $23.0 million of other General Unsecured Claims. Based on such estimate, holders of General Unsecured Claims (other than the holders of Old Notes) will receive (in the aggregate) approximately 1,622,078 shares of New Common Stock, representing approximately 70.53 shares of New Common Stock for each $1,000 of Claims held by such holders. The holders of General Unsecured Claims (including the holders of the Old Notes) will own approximately 94.7% of the New Common Stock to be outstanding upon consummation of the Restructuring. For further information regarding the treatment of General Unsecured Claims under the Plan, see "SUMMARY OF THE PLAN _ Classification and Treatment of Classified Claims and Interests" and "RISK FACTORS _ Risks Relating to the New Securities _ Dilution."

     5.        Equity Recapitalization

          a.        Old Common Stock

                Under  the  Plan,  all  of Holding's  issued  and
outstanding Class A Common Stock, par value $.01 per share (the "Old Common Stock"), will be exchanged for (1) an aggregate of 250,000 shares of New Common Stock, representing approximately 5.3% of the New Common Stock to be outstanding upon consummation of the Restructuring, and (2) warrants to purchase (in the aggregate) up to 263,158 shares of New Common Stock (the "New
Warrants") at an exercise price of $11.85 per share. Upon consummation of the Restructuring, each holder of the Old Common Stock will receive 7.67 shares of New Common Stock and 8.07 New Warrants for each 1,000 shares of Old Common Stock held by such holders. See "SUMMARY OF THE PLAN _ Classification and Treatment of Classified Claims and Interests" and "RISK FACTORS _ Risks Relating to the New Securities _ Dilution."

                The New Warrants are exercisable for a five-year period commencing on the Effective Date. A copy of the agreement governing the New Warrants (the "New Warrant Agreement"), substantially in the form to be executed by Holding, is set forth in the Plan Supplement.

                For  further information regarding the New Common
Stock and the terms of the New Warrants, see "DESCRIPTION OF  NEW
COMMON STOCK," "DESCRIPTION OF NEW WARRANTS" and the form of  New
Warrant Agreement set forth in the Plan Supplement.

          b.        Homeland Common Stock

               As of the Filing Date, Holding was the sole holder of 100% of the issued and outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Homeland Common Stock"). Under the Plan, Holding will continue to be the sole holder of the Homeland Common Stock and Holding's interest in the Homeland Common Stock will not be impaired.

          c.        Old Warrants

               The Plan provides that Holding's existing warrants to purchase (in the aggregate) up to 2,105,493 shares of Old Common Stock (the "Old Warrants"), held by certain current and former members of the Company's management, will not be impaired. The Old Warrants are scheduled to expire in 2000, and are exercisable at an exercise price of $0.50 per share, or an aggregate exercise price of $1,052,746.50 for all Old Warrants. Based on the aggregate exercise price of the Old Warrants ($1,052,746.50) and the aggregate number of shares of New Common Stock to be received upon exercise of the Old Warrants (approximately 15,167 shares, representing the warrantholders ratable share of the Class 7 distribution under the Plan had they exercised their Old Warrants prior to the Effective Date), the effective exercise price per share of New Common Stock to be received upon exercise of the Old Warrants is approximately $69.41. See "RISK FACTORS _ Risks Relating to the New Securities _ Dilution."

     6.        Tradeability of New Securities

                Any person who receives New Notes, New Common Stock or New Warrants (collectively, the "New Securities") pursuant to the Plan will be able to resell such New Securities without registration under federal and state securities laws, unless such holder is an "underwriter" as defined in Section 1145(b) of the Bankruptcy Code, which may include certain affiliates of the Debtors. See "RISK FACTORS _ Risks Relating to the New Securities _ Restrictions on Transfer" and "SECURITIES LAW CONSIDERATIONS."

               Holding will file a Form 10 registration statement with respect to the New Common Stock under the Securities Exchange Act of 1934, as amended (the "1934 Act"), within 60 days following the Effective Date and will use its best efforts to cause such registration statement to become effective as soon as practicable thereafter. Holding will keep such registration effective until the earlier of (a) the seventh anniversary of the Effective Date and (b) the first date on which less than 10% of the outstanding New Common Stock is publicly held. For so long as such registration remains effective, Holding will be required to comply with the reporting requirements under the 1934 Act. In addition, so long as the New Notes are outstanding, the New
Indenture will require the Company to comply with the periodic reporting requirements under the 1934 Act, regardless of whether it is otherwise subject thereto, as contemplated by the Trust Indenture Act of 1939. See "SECURITIES LAW CONSIDERATIONS."

                Under the Plan, Holding has undertaken to use its best efforts to secure the listing of the New Common Stock on the NASDAQ National Market System (or, in the event Holding fails to meet the listing requirements of the NASDAQ National Market System, on such other exchange or system on which the New Common Stock may be listed) as soon as practicable following the Effective Date. There can be no assurance, however, that the New Common Stock will be listed on the NASDAQ National Market System or on such other exchange or system.

                Holding  will  enter  into a registration  rights
agreement (the "Equity Registration Rights Agreement") for the benefit of the holders of the Old Common Stock who will receive New Common Stock and New Warrants under the Plan. The Equity Registration Rights Agreement will provide such holders, under certain conditions, with registration rights under the Securities Act of 1933, as amended (the "Securities Act"), for the New Securities to be issued to such holders under the Plan. In addition, Holding and the Company will enter into a separate registration rights agreement (the "Noteholder Registration Rights Agreement" and, together with the Equity Registration Rights Agreement, the "Registration Rights Agreements"), for the benefit of the holders of the Old Notes who will receive New Notes and New Common Stock under the Plan. The Noteholder Registration Rights Agreement will provide such holders, under certain conditions, with registration rights under the Securities Act for the New Securities to be issued to such holders under the Plan.

               Copies of the Equity Registration Rights Agreement and the Noteholder Registration Rights Agreement, substantially in the forms to be executed by Holding, are set forth in the Plan Supplement. For further information regarding the Registration Rights Agreements, see "DESCRIPTION OF NEW COMMON STOCK _ Registration Rights Agreements" and the forms of Registration Rights Agreements set forth in the Plan Supplement.

     7.        Charter Amendments

                As of the date hereof, Holding's certificate of incorporation authorizes the issuance of 81,000,000 shares of capital stock, consisting of 40,500,000 shares of Old Common Stock and 40,500,000 shares of Class B Common Stock, par value $.01 per share (the "Old Class B Common Stock"). As of the Filing Date, 32,599,707 shares of Old Common Stock and no shares of Old Class B Common Stock were issued and outstanding.

                 The Plan provides for the filing with the Secretary of State of the State of Delaware (the "Delaware
Secretary of State") of an Amended and Restated Certificate of Incorporation of Holding (the "Amended Holding Charter") which, among other things, will amend and restate Article FOURTH of Holding's current certificate of incorporation to delete all provisions relating to the Old Common Stock and the Old Class B Common Stock and to authorize 7,500,000 shares of New Common Stock, par value $.01 per share. If the Amended Holding Charter becomes effective, all powers, privileges, voting and other special or relative rights and qualifications of the Old Common Stock and the Old Class B Common Stock existing on the Effective Date will be terminated and all currently issued and outstanding shares of Old Common Stock will be canceled. See "DESCRIPTION OF NEW COMMON STOCK." In addition, the Amended Holding Charter will prohibit the issuance of nonvoting stock as required under the Bankruptcy Code.

                  The proposed Amended Holding Charter, substantially in the form to be filed with the Delaware Secretary of State, is set forth in the Plan Supplement. The Amended Holding Charter is subject to the approval of the Bankruptcy Court in the Confirmation Order and will not take effect until the Effective Date.

                In accepting the Plan, the holders of the Old Common Stock will be consenting to the adoption of the amendments to Holding's current certificate of incorporation contained in the Amended Holding Charter which, if the Plan is confirmed by the Bankruptcy Court, will become effective on the Effective Date. The adoption of such amendments is necessary to, and an integral part of, the Restructuring.

                The Plan also provides for the filing with the Delaware Secretary of State of an Amended and Restated Certificate of Incorporation of the Company (the "Amended Company Charter"), which will amend and restate the Company's current certificate of incorporation to prohibit the issuance of nonvoting stock as required under the Bankruptcy Code. The proposed Amended Company Charter, substantially in the form to be filed with the Delaware Secretary of State, is set forth in the Plan Supplement. The amendments to be implemented thereby are subject to the approval of the Bankruptcy Court in the Confirmation Order and will not take effect until the Effective Date.

     8.        Modified Union Agreements

                On March 8, 1996, the Company and representatives of the United Food and Commercial Workers Union of North America (the "UFCW"), which represents approximately 90% of the Company's employees (including substantially all of its hourly employees), reached an agreement in principle regarding certain modifications to the Company's existing collective bargaining agreements with the UFCW (the "Modified UFCW Agreements"). The terms of the Modified UFCW Agreements were ratified during the week of March 11, 1996, by overwhelming majorities of each of the local union chapters of the UFCW.

                In April 1996, the local union chapter of the Bakery, Confectionery and Tobacco Workers International Union (the "BCT"), representing 30 of the Company's in-store bakery employees, ratified modifications to its collective bargaining agreement with the Company on the same terms and conditions as the Modified UFCW Agreement (the " Modified BCT Agreement" and, together with the Modified UFCW Agreements, the "Modified Union Agreements").

                The Modified Union Agreements will have a term of five years commencing on the Effective Date and will be conditioned on the consummation of the Restructuring. The Modified Union Agreements will consist of five basic elements:
(a) wage rate and benefit contribution reductions and work rule changes; (b) an employee buyout offer, pursuant to which the Company will make up to $6.4 million available for the buyout of certain unionized employees (the "Employee Buyout Offer"); (c) the establishment of an employee stock ownership trust (the "ESOT") acting on behalf of the Company's unionized employees, which will receive, or be entitled to purchase, up to 522,222 shares of New Common Stock pursuant to the Modified Union Agreements; (d) the UFCW's right to designate one member of the Boards of Directors of the Company and Holding; and (e) the elimination of certain "snap back" provisions (provisions relating to the reinstatement of previously reduced wage amounts), incentive plans and "maintenance of benefits" provisions. See "DESCRIPTION OF MODIFIED UNION AGREEMENTS."

                The Company estimates that the Modified Union Agreements will result in annual cost savings in the first full contract year of approximately $7.2 million (assuming no employees accept the Employee Buyout Offer) to $13.2 million (assuming the Employee Buyout Offer is fully subscribed). There can be no assurance, however, that such cost savings will actually be realized. In addition, the amount of such cost savings may be offset in part in subsequent contract years as a result of certain wage and benefit increases under the Modified Union Agreements.

                For  a  more detailed description of the Modified
Union Agreements, see "DESCRIPTION OF MODIFIED UNION AGREEMENTS."

      9.        Rejection of Certain Closed Store Leases

                The Company closed 14 under-performing stores during 1995 and, as of the Filing Date, was the "lessee" under certain real property leases relating to seven of such closed stores (certain of which leases may have been terminated pre-petition by virtue of the Company's surrender of the leased property). The Company anticipates that, as part of the Restructuring, it will reject (pursuant to Section 365 of the Bankruptcy Code) five of these store leases (resulting in annual cash savings of approximately $1.0 million in the aggregate) and may reject two additional store leases in the event the Company is unable to assign or sublease such leases on acceptable terms. In addition, after the Filing Date, the Company expects to close two additional under-performing stores and reject the real property leases associated with such stores (resulting in annual cash savings of $0.6 million in the aggregate). As a result of these additional store closures, the Company expects that, on the Effective Date, it will own and operate 65 stores, as compared to 67 stores as of the Filing Date.

     10.        Management Stock Option Plan

                The Plan contemplates that 263,158 shares of New Common Stock will be reserved for issuance under a new management stock option plan (the "Management Stock Option Plan") to be established by the Board of Directors of Holding following the consummation of the Restructuring. See "BOARDS OF DIRECTORS _ Proposed Members." The Board of Directors of Holding will determine the terms and conditions of the Management Stock Option Plan (including the identity of the participants and the number of options to be granted).

     11.        Releases

               On the Effective Date, each Debtor and each holder of a Claim or an Interest (a) who has accepted the Plan, (b)
whose Claim is in a class that has accepted the Plan or is deemed, pursuant to Section 1126(f) of the Bankruptcy Code, to have accepted the Plan, or (c) who may be entitled to receive a distribution of property pursuant to the Plan, will release or will be deemed to have released unconditionally (i) each officer, director, shareholder, affiliate, employee, consultant, attorney, accountant, agent and other representative of the Debtors (collectively, the "Affiliated Released Parties") and (ii) (A) any Statutory Committee and, solely in their capacity as members or representatives of any Statutory Committee, each member, consultant, attorney, accountant or other representative of such Statutory Committee, (B) the Committee and, solely in their capacity as members or representatives of the Committee, each member, consultant, attorney, accountant or other representative of the Committee, (C) the Old Banks and each consultant, attorney, accountant or other representative of the Old Banks and
(D) the Old Trustee and each consultant, attorney or other representative of the Old Trustee (collectively, the "Other Released Parties" and, together with the Affiliated Released
Parties, the "Released Parties") from any and all Claims, obligations, rights, causes of action and liabilities, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction or other occurrence taking place on or prior to the Effective Date in any way relating to the Released Parties, the Debtors, the Debtors' bankruptcy cases or the Plan. The Debtors' release of the Affiliated Released
Parties does not include a release of any "Excluded Claims," which include all Claims, obligations, rights, causes of action or liabilities (a) relating to any indebtedness for borrowed money owed by an Affiliated Released Party to either Debtor, (b) any setoff or counterclaim the Debtors may have or assert against an Affiliated Released Party, provided that the aggregate amount thereof shall not exceed the aggregate amount of Claims held or asserted by such Affiliated Released Party against the Debtors,
(c) the uncollected amount of any Claim asserted by the Debtors prior to the Effective Date (whether in a filed pleading, by letter or otherwise in writing) against an Affiliated Released Party, and not adjudicated to a Final Order of the Bankruptcy Court, settled or compromised and (d) Claims arising from fraud, willful misconduct or gross negligence of an Affiliated Released Party.

                Notwithstanding the foregoing, if and to the extent that the Bankruptcy Court concludes that the Plan cannot be confirmed with any portion of the foregoing releases, then the Plan may be confirmed with that portion excised so as to give effect as much as possible to the foregoing releases without precluding confirmation of the Plan. See "SUMMARY OF THE PLAN _ Other Provisions of the Plan."

     12.        Boards of Directors

                In connection with the Restructuring, the Boards of Directors of the Company and of Holding will be reconstituted to include seven members. The initial Board of Directors of each of the Company and Holding will consist of James A. Demme, John
A. Shields, four directors selected by the Committee and one director selected by the See "BOARD OF DIRECTORS _ Proposed Members".

                    II.     THE RESTRUCTURING

A.        Background

     1.        1992 Refinancing

                In March 1992, the Company refinanced (the "1992 Refinancing") its Acquisition-related indebtedness and certain other indebtedness by (a) issuing and selling $45 million aggregate principal amount of its Series A Notes and $75 million aggregate principal amount of its Series B Senior Secured Fixed Rate Notes Due 1999 (the "Series B Notes") and (b) making certain borrowings under a revolving credit agreement ("1992 Credit Agreement"). Later in 1992, the Company completed an exchange offer pursuant to which (a) $33 million aggregate principal amount of the Series A Notes were exchanged for an equal principal amount of its registered Series D Notes, leaving $12 million aggregate principal amount of Series A Notes outstanding, and (b) $75 million aggregate principal amount of the Series B Notes were exchanged for an equal principal amount of its registered Series C Notes. The Old Notes were issued pursuant to an Indenture dated as of March 4, 1992, as supplemented (the "Old Indenture"), among the Debtors and United States Trust Company of New York, as trustee (the "Old Trustee"). Following the exchange offer, there were $120 million aggregate principal amount of Old Notes outstanding, consisting of $12 million of Series A Notes, $33 million aggregate principal amount of Series C Notes and $75 million aggregate principal amount of Series D Notes.

     2.        Increased Competition and Lower Margins

               Beginning in 1993, the Company was confronted with
increased competition in its market areas consisting mainly of competitive store openings by retail supermarket and general merchandising chains such as Wal-Mart and Albertson's and aggressive pricing practices by competitors. In 1994, there were 14 competitive openings in the Company's market areas (including 11 new Wal-Mart supercenters, 2 new Albertson's and 1 new Mega Market), directly affecting 28 of the Company's stores, where average weekly sales in 1994 decreased by 10.9% as compared to 1993.

                 Largely as a result of these competitive pressures, the Company's gross margins (as a percentage of sales) declined in 1993 to 25.6%, compared to 26.6% in 1992. The Company's gross margins declined still further in 1994 to 25.1%. The Company was unable to respond effectively to these competitive pressures because (a) the high labor costs associated with the Company's unionized workforce made it difficult for the Company to price its goods competitively, (b) the high fixed overhead costs associated with the Company's distribution center operations made the closure of marginal and unprofitable stores financially prohibitive and (c) the Company's highly-leveraged financial condition and the restrictive covenants contained in
the  1992  Credit  Agreement  and  the  Old   Indenture  made  it
difficult for the Company to fund the capital improvements necessary to maintain the Company's competitive position.

               In response to competitive pressures,  the Company
entered into negotiations with the UFCW regarding certain wage and benefit reductions. In late 1993, the UFCW ratified modifications to its collective bargaining agreement which implemented these wage and benefit reductions. Notwithstanding these modifications, the average wages and benefits paid to the Company's unionized employees remained significantly higher than those paid by the Company's competitors.

     3.        AWG Transactions

               After exploring a number of strategic responses to the Company's competitive pressures and declining gross margins, in April 1995, the Company sold 29 stores and the Company's distribution center to Associated Wholesale Grocers, Inc. ("AWG") for approximately $73 million and the assumption of certain liabilities by AWG (the "AWG Sale"). In connection with the AWG Sale, the Company became a member of the AWG buying cooperative under a seven-year supply agreement with AWG (the "Supply Agreement" and, collectively with the AWG Sale, the "AWG Transactions").

                 The purposes of the AWG Transactions were threefold: (a) to reduce the Company's borrowed money indebtedness by applying the net proceeds from the AWG Sale to indebtedness in respect of the 1992 Credit Agreement and the Old Notes; (b) to sell the Company's distribution center and to move from a self-supply operation to an operation supplied through the AWG retail buying cooperative, thereby eliminating the high fixed costs associated with the distribution center operation and permitting the Company to close marginal and unprofitable stores; and (c) to obtain the benefits of membership in the AWG cooperative, including increased purchases of private label products, special product purchases, dedicated support programs and access to AWG's store systems.

                The AWG Sale generated approximately $37.2 in net proceeds, approximately $24.8 million of which (together with approximately $0.2 million of certain borrowings) were used to partially redeem the Old Notes (leaving $95 million aggregate principal amount in Old Notes outstanding) and approximately $12.4 million of which was applied against indebtedness under the 1992 Credit Agreement. Concurrently with the closing of the AWG Sale, the Company and AWG entered into the Supply Agreement pursuant to which the Company became a member of the AWG cooperative and AWG became the Company's primary supplier. See "THE COMPANY _ AWG Supply Agreement."

     4.        Restructuring of Old Notes and Refinancing of 1992
               Credit Agreement

                 Concurrently with the closing of the AWG Transactions, the Company also completed a restructuring of the 1992 Credit Agreement and the Old Notes (the "April 1995 Restructuring"). In connection with the restructuring of Old Notes, the Old Indenture was amended to add, modify and/or delete certain covenants and related definitions to (a) take account of the Company's size, operations and financial position following the AWG Transactions and (b) permit the Company to satisfy its other obligations under the Supply Agreement (including, without limitation, the granting of certain liens to AWG). See "THE COMPANY _ AWG Supply Agreement." In addition, the Old Indenture was also amended to effect a 0.50% per annum increase in the interest rate on each series of the Old Notes. Holders of Old Notes who voted in favor of these amendments received a consent fee of $5.00 for each $1,000 principal amount of Old Notes voted by such holders. Each holder of the Old Notes also received its pro rata portion of the $25 million redemption amount.

                The restructuring of the 1992 Credit Agreement consisted of two separate but related transactions: (a) the closing of the 1995 Credit Agreement, which amended and restated the 1992 Credit Agreement and provided for a $25 million revolving credit facility; and (b) the refinancing in full of borrowings under the 1992 Credit Agreement from the proceeds of certain borrowings under the 1995 Credit Agreement and approximately $12.4 million in net proceeds from the AWG Sale.

     5.        New Management Team

                In November 1994, the Company hired James A. Demme, a 35-year veteran of the wholesale and retail food distribution business, to be the Company's new President and Chief Executive Officer. Following the completion of the AWG Transactions, Mr. Demme and his new management team began implementing the Company's new marketing plan consisting of the following elements: (a) increasing sales of specialty items and perishables; (b) distinguishing the Company from its competitors by promoting and enhancing the Company's reputation for good service and emphasizing the Company's local identity; (c) increasing utilization of the Company's "high-low" pricing approach; (d) upgrading the Company's management information systems; (e) introducing the "Homeland Savings Card," a frequent-shopper card; and (f) building customer loyalty and improving the Company's "pricing image" through the Company's private label program. See "THE RESTRUCTURING _ Background _ Business Plan."

                As part of its strategic plan, the Company's management team also devised a program to close marginal and unprofitable stores. The Company closed 14 stores in 1995 (seven prior to the AWG Sale and seven after such sale) and plans to close two additional stores during 1996. See "INTRODUCTION AND SUMMARY _ Principal Elements of the Restructuring _ Rejection of Certain Closed Store Leases."

     6.        Post-AWG Sale Operating Results

               Despite the completion of the AWG Transactions and the commencement of the Company's new marketing plan, the Company's gross margins (as a percentage of sales) continued to decline during 1995, declining to 23.7% in the third quarter of 1995 and 23.6% in the fourth quarter of 1995. The continued erosion of the Company's gross margins was the result of a number of factors including (a) the difficulties in transforming the Company from a self-supplier to a member of a purchasing cooperative and (b) additional competitive openings (there were eight additional competitive openings in the Company's market areas in 1995) and the aggressive pricing practices of certain competitors.

                 As   a   result   of  the  Company's   operating
difficulties, the Company began experiencing significant liquidity problems in the third quarter of 1995. The Company's liquidity problems reached a critical point in late August immediately prior to the scheduled September 1, 1995 interest payment on the Old Notes of approximately $4.5 million. Although the Company made the September 1, 1995 interest payment on the Old Notes, it had to assign certain receivables and other benefits under the Supply Agreement to AWG in order to fund this payment.

                 The Company responded to its operating and liquidity problems by (a) seeking ways to improve the Company's gross margins, such as improving sales mix and reducing markdowns, and (b) addressing the AWG "transitional" issues by monitoring store inventory levels and AWG billings. Due to the Company's efforts, the Company's gross margins improved to 24.3% in the first quarter of 1996. This improvement was, however, lower than projected in the 1996 Budget (as defined below under "_ 1996 Budget").

B.        Restructuring Discussions

     1.        Retention of Restructuring Professionals; Formation of
Committee

                 In November and December 1995, the Company retained Alvarez & Marsal, Inc. ("A&M") to act as the Company's crisis consultant and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as the Company's financial advisor. In addition, during this time, the Committee, representing approximately 80% of the outstanding Old Notes, was formed. The Committee selected Houlihan, Lokey, Howard & Zukin ("Houlihan Lokey") as the Committee's financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison as the Committee's legal advisor (collectively, the "Noteholder Advisors"). The Company agreed to pay the reasonable fees and expenses of the Noteholder Advisors. See "FINANCIAL ADVISORS."

     2.        Strategic Sale Efforts

                In late 1995 and early 1996, DLJ assisted the Company in exploring certain strategic restructuring alternatives, including the sale of the Company to a third party. In connection with these efforts, DLJ contacted a number of potential buyers and investors. Excluding indications of interest to purchase individual stores or small groups of stores, DLJ received only one offer to purchase the Company as a whole. The Company and the Committee, together with their respective advisors, concluded that this offer was inadequate and should be rejected.

                The Company believes that the lack of greater interest in a purchase of the Company's stores probably resulted from (a) the perceived difficulty in structuring a transaction given the Company's difficult financial position, (b) the high labor costs associated with the Company's unionized work force, combined with the Company being the only unionized supermarket chain in its market areas, and (c) the perception that an extensive capital expenditure program would be required to modernize many of the Company's stores.

     3.        Waivers of Certain Events of Default

                In December 1995, the Company informed the Old Banks and the Old Trustee that it would be unable to comply with certain year-end financial covenants contained in the 1995 Credit Agreement and the Old Indenture (including the Consolidated Fixed Charge Coverage ratio and the Debt-to-EBITDA ratio) and requested a temporary waiver of its obligations under such covenants in order to facilitate a restructuring of the Company's indebtedness or the sale of the Company to a third party. The Old Banks and the Old Trustee (acting at the direction of a majority in principal amount of the Old Notes then outstanding) waived compliance by the Company with these financial covenants through the earlier of April 15, 1996, and the date on which the Company defaulted on any of its payment obligations with respect to the Old Notes.

                On March 1, 1996, the Company failed to make the scheduled interest payment on the Old Notes in the amount of approximately $4.4 million. This payment default resulted in a termination of the December 1995 waiver under the Old Indenture. Notwithstanding such termination, the Committee advised the Company that, so long as restructuring negotiations between the Company and the Committee were proceeding, the Committee would not exercise any contractual or other remedies in response to the interest payment default. Moreover, the Old Banks agreed that their waiver would continue to be effective, and that they would continue to fund, through April 15, 1996, notwithstanding such payment default. The Old Banks subsequently agreed to extend the waiver and their commitment to fund through May 20, 1996.

     4.        1996 Union Contract Modifications

                  In    evaluating   the   Company's    strategic
alternatives, the Company came to the conclusion that a successful restructuring, including a possible sale of the Company to a third party, depended in part on a reduction in the Company's labor costs, which meant negotiating modifications to the Company's existing collective bargaining agreements with the UFCW (the "Existing UFCW Agreements"). Accordingly, in early 1996, the Company commenced preliminary negotiations with representatives of the UFCW regarding certain proposed modifications to the Existing UFCW Agreements. On March 8, 1996, the Company and representatives of the UFCW reached an agreement in principle relating to the Modified UFCW Agreements. The terms of the Modified UFCW Agreements were ratified during the week of March 11, 1996, by overwhelming majorities of each of the local union chapters of the UFCW.

                In April 1996, the local chapter of the BCT ratified modifications to its existing collective bargaining agreement with the Company (the "Existing BCT Agreement" and, together with the Existing UFCW Agreements, the "Existing Union Agreements") on the same terms and conditions as the Modified UFCW Agreements.

                The Modified Union Agreements will have a term of five years commencing on the Effective Date and will be conditioned on the consummation of the Restructuring. The Modified Union Agreements will consist of five basic elements:
(a) wage rate and benefit contribution reductions and work rule changes; (b) the Employee Buyout Offer, pursuant to which the Company will make up to $6.4 million available for the buyout of certain unionized employees; (c) the establishment of an ESOT acting on behalf of the Company's unionized employees, which will receive, or be entitled to purchase, up to 522,222 shares of New Common Stock pursuant to the terms of the Modified Union Agreements; (d) the UFCW's right to designate one member of the Boards of Directors of the Company and Holding; and (e) the elimination of certain "snap back" provisions (provisions relating to the reinstatement of previously reduced wage amounts), incentive plans and "maintenance of benefits" provisions.

                The Company estimates that the Modified Union Agreements will result in annual cost savings in the first full contract year of approximately $7.2 million (assuming no employees accept the Employee Buyout Offer) to $13.2 million (assuming the Employee Buyout Offer is fully subscribed). There can be no assurance, however, that such cost savings will actually be realized. In addition, the amount of such cost savings may be offset in part in subsequent contract years as a result of certain wage and benefit increases under the Modified Union Agreements.

                For a more complete description of the terms of Modified Union Agreements, see "DESCRIPTION OF MODIFIED UNION
AGREEMENTS."

     5.        Agreement in Principle with the Committee

                On March 27, 1996, the Company and the Committee reached an agreement in principle relating to the terms of a restructuring of the Old Notes, which terms are reflected in the Plan and this Disclosure Statement. The agreement in principle provides that, among other things, the holders of the Old Notes will receive (in the aggregate) $60.0 million aggregate principal amount of New Notes, approximately 2,827,922 shares of New Common Stock, representing approximately 60.2% of the New Common Stock to be issued under the Plan (based on estimated total General Unsecured Claims of $63.1 million), and $1.5 million of cash.

                THE  COMMITTEE  SUPPORTS THE PLAN AND  RECOMMENDS
THAT HOLDERS OF THE OLD NOTES VOTE IN FAVOR OF THE PLAN.

     6.        Sale of Ponca City Store

                On April 29, 1996, the Company sold its Ponca City, Oklahoma store, including certain property constituting collateral under the Old Indenture (the "Old Indenture Collateral"), to Albertson's. The net proceeds from this sale of Old Indenture Collateral, together with the net proceeds of other Old Indenture Collateral sold following the AWG Transactions, will be used to fund the Cash Amount to be paid to holders of the Old Notes under the Plan.

C.        Summary of Classification and Treatment of Claims

                The following table summarizes the classification and treatment of Claims and Interests under the Plan. For a more detailed description of the terms and provisions of the Plan, see
"SUMMARY OF THE PLAN."


     Class Description                     Treatment  under  the Plan

Administrative Claims.   Costs           Paid  in  full,  in  cash,
and   expenses  of  bankruptcy           within  30 days after the  later
cases, including post-expenses           of  the  Effective Date and  the
petition expenses professional           and  date  when  such  Claim  becomes
fees.                                    allowed.

Priority   Tax  Claims. Tax              At   the  option  of  the
Claims  entitled  to  priority           Debtors,  (a) paid in  full,  in
under  Section  507(a)(8)   of           cash,   on  the  later  of   the
the Bankruptcy Code.                     Effective Date and the  date  on
                                         which    such   Claim    becomes
                                         allowed, or (b) paid in deferred
                                         cash payments over a period  not
                                         exceeding  six years  after  the
                                         date of assessment, including an
                                         interest  component as  required
                                         under  Section 1129(a)(9)(c)  of
                                         the Bankruptcy Code.

Class    1. Claims given                 Unimpaired.  Paid in full,
priority  under the Bankruptcy           in  cash,  on the later  of  the
Code,    including    employee           Effective Date and the  date  on
claims  for wages and  certain           which such Claim becomes
benefits.                                allowed.

Class  2.  Claims of  the  Old           Impaired.  Either (a) paid
Banks  under  the 1995  Credit           in cash in full or (b) satisfied
Agreement.                               by the execution and delivery of
                                         the  New  Credit  Agreement  by,
                                         among  other  persons,  the  Old
                                         Banks  and  the modification  of
                                         the  1995  Credit  Agreement  in
                                         accordance with the terms of the
                                         New Credit Agreement.

Class  3.   Secured Claims  of          Impaired.  Each Holder of a
Holders of Old Notes.                   Class  3 Claim will receive  its
                                        ratable  share of  (a)  the  New
                                        Notes and (b) the Cash Amount.

Class     4. Miscellaneous              Unimpaired.  At the option
Secured Claims.                         of  the  Debtors, (a) the legal,
                                        equitable and contractual rights
                                        of each holder of a Class  4
                                        Claim will not be altered by the
                                        Plan or (b) such Claims will  be
                                        treated in any other manner that
                                        will result in such Claims being
                                        unimpaired under Section 1124 of
                                        the Bankruptcy Code.

Class  5.   General  Unsecured          Impaired.  Each holder of a
Claims, including 40.1                  Class  5 Claim will receive  its
million  of General  Unsecured          ratable share of 4,450,000
Claims in respect of the Old            shares of New Common Stock.
Notes  and an estimated  $23.0
million   in   other   General
Unsecured Claims.


Class    6. Interests of               Unimpaired.  The   legal,
Holding as sole holder of              equitable and contractual rights
Homeland Common Stock.                 of  Holding will not be  altered
                                       by the Plan.

Class    7. Interests    of            Impaired.  Each holder will
holders of Old Common Stock.           receive  its  ratable  share  of
                                       250,000  shares  of  New  Common
                                       Stock   and   New  Warrants   to
                                       purchase 263,158 shares  of  New
                                       Common Stock.

Class    8. Interests of               Unimpaired.   The  legal,
holders of Old Warrants.               equitable and contractual rights
                                       of each holder will not be
                                       altered by the Plan.

D.        Conditions to Consummation of the Restructuring

                The following conditions must be satisfied in order for the Restructuring to be consummated: (1) the Plan shall have been confirmed by the Bankruptcy Court and the Confirmation Order shall have become final; (2) the New Credit Agreement shall have been entered into and all conditions to the effectiveness thereof shall have been satisfied or waived by the New Banks as required thereunder; and (3) all other agreements contemplated by, or entered into pursuant to, the Plan shall have been duly and validly executed and delivered by the parties thereto and all conditions to their effectiveness shall have been duly satisfied or waived.

                 For a discussion of the conditions to the effectiveness of the Plan, see "SUMMARY OF THE PLAN _ Other
Provisions of the Plan _ Conditions to Consummation."

E.        Certain Significant Effects of the Restructuring

                Implementation of the Restructuring will have certain significant effects on the Company, its creditors and equity security holders, including the following:

                (1) The exchange of (a) $95 million aggregate principal amount of Old Notes (plus an additional $6.6 million in accrued interest as of the Filing Date) due in 1997 and 1999 and bearing interest at a blended rate of 10.8% per annum, for (b) $60 million aggregate principal amount of New Notes due in 2003 and bearing interest at 10% per annum will result in a reduction of the Company's total leverage, a reduction of its annual debt service obligations by approximately $4 million per year (taking into account certain increased borrowings expected to be made under the New Credit Agreement) and the postponement of
maturities   on   the   Company's  outstanding   borrowed   money
indebtedness.

                (2) The release of the Old Indenture Collateral will permit the Company to pledge such collateral to the lenders under the New Credit Agreement as security for additional borrowings.

                (3) The Company projects that the Modified Union Agreements will result in a reduction in annual labor costs in the first full contract year of approximately $7.2 million (assuming no employees accept the Employee Buyout Offer) to $13.2 million (assuming the Employee Buyout Offer is fully subscribed) although such costs savings will be subject to offset in subsequent contract years as a result of certain wage and benefit increases under the Modified Union Agreements.

                (4)  The rejection of at least seven store leases
relating  to  stores  closed or to be closed,  with  a  resulting
annual  cash  savings  of  approximately  $1.6  million  in   the
aggregate.

                 (5) The Company's ability to make capital expenditures, and thereby maintain and enhance its competitive position, will be improved by the reduction in the Company's debt service obligations and labor and other costs.

                The implementation of the Restructuring will also
result in a substantial dilution of the ownership interest in Holding held by the holders of the Old Common Stock of Holding. Under the Plan, the holders of Old Common Stock will receive (in the aggregate) (a) 250,000 shares of New Common Stock, representing approximately 5.3% of the New Common Stock to be outstanding upon consummation of the Restructuring, and (b) New Warrants to purchase 263,158 shares of New Common Stock. Upon exercise of the New Warrants, the holders of the Old Common Stock will own approximately 8.9% of the New Common Stock on a fully diluted basis (assuming the maximum amount of New Common Stock issuable under the New Warrants, the Old Warrants, the Management Stock Option Plan and the Modified Union Agreements has been issued), approximately 4.3% of which relates to New Common Stock to be issued under the Plan and approximately 4.6% of which relates to New Common Stock to be issued upon exercise of the New Warrants. See "RISK FACTORS _ Risks Relating to the New Securities _ Dilution."

F.        Business Plan

                In May 1995, the Company began implementing a new business strategy (the "Business Plan") to improve the Company's financial performance and competitive position. During and after the Restructuring, the Company will continue to implement the Business Plan, as well as explore other strategies for maintaining and enhancing the Company's competitive position. The key elements of the Business Plan include: (1) increasing sales of specialty items and perishables; (2) differentiating the Company from its competitors by promoting and enhancing the Company's reputation for good service and emphasizing the
Company's local identity; (3) increasing utilization of the Company's "high-low" pricing approach; (4) upgrading the
Company's  management information systems;  (5)  introducing  the
"Homeland Savings Card," a frequent-shopper card; and (6) building customer loyalty and improving the Company's "pricing image" through the Company's private label program.

                Sales  of  Perishables and Specialty Departments.
The   Company   believes  that  its  broad  range  of   specialty
departments (bakery, deli, floral and pharmacy) and its consistent supply of varied, quality perishable goods (meat, produce, baked goods and seafood) give it an advantage over its competitors. The Company intends to exploit this advantage by seeking to increase sales of specialty items and perishables in the future. The Company believes that this emphasis on specialty items and perishables will improve the Company's sales mix and increase gross profits because specialty items and perishables have higher gross margins than dry groceries.

                Reputation for Good Service; Local Identity. The Company intends to enhance and promote its reputation for good service by, among other things, improving the appearance of its stores (including better lighting, replacing floor tiles, upgrading shelving and installing new refrigerated cases), improving "front-end" service (bagging and carry-out service) and expanding specialty departments. The Company believes that by emphasizing good service, it will be able to distinguish itself from its competitors and improve sales.

               The Company also intends to continue its tradition of community involvement, such as its participation in the "Apples for Students" and "Easter Seals" programs. The Company believes that its tradition of community involvement, together with its excellent "neighborhood" store locations, give it a strong local identity, which contributes to customer loyalty and differentiates the Company from its national and regional competitors.

                High-Low Pricing. The Company plans to emphasize its "high-low" pricing approach whereby it combines "higher" everyday prices to enhance gross profits and advertised "low" promotional prices to increase sales. The Company's use of so-called "double coupons," which are very popular with consumers and contribute to increased store traffic, is one aspect of this "high-low" pricing approach. The Company believes it is better positioned than its competitors to employ such a pricing strategy because independent operators lack the resources and customer base to advertise on the same scale as the Company and "everyday low-price stores" like Wal-Mart typically do not advertise much.

                Upgrading of Management Information Systems. The Company intends to continue its program of upgrading the Company's management information systems. In 1995, the Company installed a new retail hosting system, which links "point of sale" scanners with a central monitoring system. The Company believes that this system, coupled with certain other technological improvements to be implemented in 1996, will facilitate store-by-store pricing, improve shelf space allocation and permit more accurate monitoring of direct store deliveries. In addition, the Company believes that these improvements will reduce costly errors in billing, ensure that the Company receives correct promotional credit and provide automatic invoicing for allowances.

                Homeland  Savings  Card.  The  Company  plans  to
introduce the Homeland Savings Card in all of the Company's stores in the third quarter of 1996, after a successful test-marketing program in the Company's Amarillo, Texas stores. The card offers customers special promotional prices on certain advertised items. The Company believes the card will be an important tool in maintaining and building customer loyalty and distinguishing the Company from its competitors (none of which offers such a program). In future years, the Company plans to use the card to identify customer purchasing frequency, which will allow the Company to focus its promotional dollars on its most loyal customers. In addition, the Company intends to use the card to collect shopping pattern information, which will allow the Company to target promotional offers to certain customers.

                Private Label Program. The Company intends to continue the promotion of its private label products, including the Company's "Pride of America" private label products as well as AWG's private label products. Private label products generally represent quality and value to customers and typically contribute to a higher gross profit margin than national brands. The promotion of private label products is an integral part of the Company's merchandising philosophy of building customer loyalty while improving the Company's "pricing image."

G.        1996 Budget

                 In January 1996, the Company completed its financial projections for the 52 weeks ending December 28, 1996 (the "1996 Budget"). The 1996 Budget represented the Company's estimate of the most likely results of the Company's operations in fiscal 1996 and was based on certain assumptions regarding the Company and its business, including the successful implementation of the Business Plan, an ongoing store base of 67 stores and the Company's operating on a "business as usual" basis, (i.e., without giving effect to the Restructuring).

               The 1996 Budget included a sales and store expense
plan which was developed on a store-by-store basis. Budgets were generated by each store manager, and reviewed by the district managers and senior management of the Company. In developing store sales budgets, recent sales trends, local economic factors, competitive activity, store improvements and other factors were taken into account. The 1996 Budget also included a corporate overhead budget, balance sheet and cash flow projections, all of which were developed by the Company's financial management team based on recent trends and anticipated future changes.

                The 1996 Budget was presented to and approved by the Company's Board of Directors and was provided to the Committee, the Old Banks and the UFCW. The 1996 Budget confirmed that a restructuring of the Company's outstanding indebtedness as well as its collective bargaining agreements was required in order for the Company to remain viable. The 1996 Budget formed the basis for discussions with the Committee, the Old Banks and the UFCW with respect to the Restructuring.

                The 1996 Budget also provided the basis for the development of the Plan and the Projections for the three fiscal years ending December 28, 1996, through December 26, 1998. See "FINANCIAL INFORMATION _ Projected and Pro Forma Financial Information."

H.   Capitalization

                The following table sets forth the projected consolidated capitalization of the Debtors as of July 13, 1996, and such capitalization on a pro forma basis after giving effect to the Restructuring as if it occurred on July 13, 1996. This information should be read in conjunction with the accompanying notes and with Holding's consolidated financial statements and the notes thereto included elsewhere in this Disclosure Statement, as well as with the financial and other information set forth below under "FINANCIAL INFORMATION." The unaudited pro forma information presented below has been prepared in accordance with the principles of "fresh-start" accounting. See "ACCOUNTING TREATMENT." Such unaudited pro forma information has been derived from, and should be read in conjunction with, the pro forma unaudited consolidated financial information included elsewhere in this Disclosure Statement. See "FINANCIAL INFORMATION _ Projected and Pro Forma Financial Information."

               Pro Forma Projected Capitalization
                            (In thousands)

                                                        Pro Forma
                                        Projected       Projected

                                         Pre-            Post-
                                        Effective        Effective
                                        Date             Date
                                       July 13,1996      July 13,1996

Current maturities of long-term debt $        2,786      $      1,631
and capital lease obligations

Long-term debt and capital lease
obligations:

 Priority tax claims                          2,659            2,659

 DIP Facility                                 3,779               -

 New Revolving Credit Facility                   -             2,000

 Term Loan                                       -            10,000

 Capital lease obligations                    7,963            5,149

 Old Notes - principal                       95,000               -

 Old Notes - interest                         6,520               -

 New Notes                                       -            60,000

  Total long-term debt and capital          115,921           79,808
lease obligations

Redeemable common stock                          17               -

Stockholders' equity (deficit):

 Common stock                                   337               47

 Additional paid-in capital                  55,886           56,014

 Accumulated deficit                        (87,955)              -

 Minimum pension liability adjustment        (1,327)              -

 Treasury stock                              (2,814)              -

  Total stockholders' equity                (35,873)          56,061
(deficit)

 Total Capitalization               $        82,851       $  137,500

                  III.     THE CHAPTER 11 CASES

                On the Filing Date, each of the Debtors filed a voluntary petition under Chapter 11 of the Bankruptcy Code. The Debtors' bankruptcy cases were procedurally consolidated by order of the Bankruptcy Court. Since the Filing Date, the Debtors have continued to operate their businesses and to manage their properties as debtors-in-possession pursuant to Section 1107 and
Section 1108 of the Bankruptcy Code.

A.        Retention of Professionals

                With the approval of the Bankruptcy Court, the Debtors have retained various professionals, including the following: (1) Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma, as general bankruptcy counsel; (2) Young, Conaway, Stargatt & Taylor, Wilmington, Delaware, as local bankruptcy counsel; (3) A&M, New York, New York, as consultants (crisis management and other services); and (4) Coopers & Lybrand, L.L.P., New York, New York, as accountants.

B.        DIP Facility

               On the Filing Date, the Bankruptcy Court approved, on an interim basis, the Company's debtor-in-possession facility (the "DIP Facility"), pursuant to which the Old Banks have agreed to lend the Company (on a revolving basis) up to $27 million (subject to borrowing base availability) for its working capital and other general corporate purposes. The interim approval authorized the Company to borrow up to $__________ under the DIP Facility. The Bankruptcy Court entered a Final Order approving the DIP Facility on May ___, 1996.

                Under the DIP Facility, the Debtors are permitted
to borrow up to the lesser of $27 million and the "Borrowing Base." The Borrowing Base is an amount equal to the sum of (1) 65% of the net amount of "eligible inventory," (2) 40% of the net amount of "eligible pharmaceutical inventory," (3) 85% of the net amount of "eligible coupons;" and (4) 50% of net amount of "eligible pharmaceutical receivables." Borrowings under the DIP Facility bear interest at an interest rate equal to (1) the prime rate announced publicly by National Bank of Canada from time to time in New York, New York plus (2) two percent. Interest is payable quarterly in arrears on the last day of March, June, September and December, commencing on June 30, 1996. The DIP
Facility will mature on the earlier of (1) one year from the Filing Date, and (2) the Effective Date.

                Pursuant to the terms of the DIP Facility, the Debtors are required to pay the Old Banks (1) a closing fee of $270,000 (plus an additional $135,000 payable in six monthly payments of $22,500 each if the Effective Date has not occurred within 180 days of the Filing Date), (2) a commitment fee equal to one-half of one percent per annum on the unused portion of the loan commitment of $27 million and (3) a quarterly letter of credit fee equal to 3.25% of the average face amount of outstanding letters of credit (in addition to certain standard letter of credit fees charged by such issuing bank). The Debtors are also required to pay National Bank of Canada, as Agent (the "DIP Agent") for itself and the Old Banks, a monthly agency fee of $5,000.

                The DIP Facility provides that the DIP Agent (on behalf of itself and the Old Banks) will have liens on, and security interests in, all of the pre-petition and post-petition property (including certain avoidance claims, if any) of the Debtors (other than the Old Indenture Collateral), which liens and security interests will have priority over substantially all other liens on, and security interests in, the Debtors' property (other than properly perfected liens and security interests which existed prior to the Filing Date).

                 The DIP Facility includes certain customary restrictive covenants, including restrictions on acquisitions, asset dispositions, capital expenditures, consolidations and mergers, distributions, divestitures, indebtedness, liens and security interests and transactions with affiliates. The DIP Facility also requires the Debtors to comply with certain financial maintenance and other covenants.

C.        Payment of Certain Pre-Petition Claims

                 On the Filing Date, the Bankruptcy Court authorized the Company to pay certain pre-petition Claims in order to maintain the Company's normal business operations.
These pre-petition Claims include: (1) the pre-petition trade Claims of AWG against the Company under the Supply Agreement; (2) pre-petition Claims against the Company arising under the Perishable Agricultural Commodities Act, as amended; (3) certain pre-petition Claims of the Company's employees, including Claims with respect to salaries and wages, benefit plans and expense reimbursements; and (4) certain pre-petition tax Claims against, and withholding obligations of, the Company.

                In addition, on the Filing Date, the Bankruptcy Court approved the Trade Creditor Order, pursuant to which the pre-petition Claims of the Company's trade creditors (other than AWG, whose Claims will be paid pursuant to a separate Bankruptcy Court order) will be paid to the extent such trade creditor supplies goods or provides services which the Company deems to be essential to its business. Pursuant to the Trade Creditor Order, the Company expects to pay the pre-petition trade Claims of many, but not all, of its trade creditors. The Company will pay, however, the pre-petition trade Claims of all trade creditors the Company deems to be essential.

                Payments pursuant to the Trade Creditor Order are contingent on a trade creditor's agreement to continue to provide goods or services in accordance with customary pre-petition trade terms (including prior allowances and practices). If a creditor receives a payment pursuant to the Trade Creditor Order and then later refuses to continue to provide goods or services in accordance with such customary pre-petition trade terms, then any payments by the Company to such trade creditor in respect of any pre-petition Claims will be deemed to have been made in payment of then outstanding post-petition obligations owed to such trade creditor and such trade creditor will immediately repay to the Company any payments made to such trade creditor on account of pre-petition Claims to the extent the aggregate amount of such payment exceeds the post-petition obligations then outstanding (without any setoff, claims, provisions for payment of reclamation or trust fund claims or other reduction by such trade creditor).

D.        Continuation of Certain Consumer Practices

                 On the Filing Date, the Bankruptcy Court authorized the Company to continue certain consumer practices in order to maintain the Company's normal business operations, including its return, refund and exchange policy, its gift certificate program, its community support programs, its coupon program, its video coupon program and money orders and money transfers.

E.        Other First Day Orders

                On the Filing Date, the Bankruptcy Court also entered a number of other so-called "first day orders,"
including:   (1)  an  order authorizing the Debtors  to  maintain
their pre-petition bank accounts, continue use of existing business forms and cash management system and waiving compliance with investment guidelines on certain accounts; (2) an order establishing administrative procedures for interim compensation to professionals; (3) an order regarding adequate assurance to utilities; and (4) an order authorizing the Debtors to mail initial notices.

                        IV.     RISK FACTORS

A.        Business Risks

     1.        Continuing Leverage; Financial Covenant Restrictions

                The Company is highly leveraged and, although completion of the Restructuring will significantly reduce the Company's debt obligations, the Company will remain highly leveraged after the Restructuring. The Company's high leverage, and the restrictions that will be placed on the Company under the New Credit Agreement and the New Indenture, pose substantial risks to the holders of the Company's debt and equity securities.

                First, although the Company believes that it will be able to generate sufficient operating cash flow to pay interest on all of its outstanding debt as those payments become due; there can be no assurance it will be able to do so. The Company's ability to meet its ongoing debt service obligations will depend on a number of factors, including its ability to implement the Business Plan.

               Second, there can be no assurance that the Company will generate sufficient operating cash flow to repay, when due, the principal amounts outstanding under the New Credit Agreement at final maturity (which is expected to be in 1999) and the principal amount of the New Notes due in 2003. The Company expects that it will be required to refinance such amounts as they become due and payable; however, there can be no assurance that any such refinancing will be consummated, or if consummated, will be in an amount sufficient to repay such obligations. If the Company is unable to refinance all or any significant portion of such indebtedness, it may be required to sell assets of, or equity interests in, the Company and there can be no assurance that such sales will be consummated or, if consummated, will be in an amount sufficient to repay such obligations in full.

                Third, the New Credit Agreement and the New Indenture will contain restrictive financial and operating covenants, including provisions which will limit the Company's ability to make capital expenditures. Although the Company believes that it will have sufficient resources and flexibility under the New Credit Agreement and the New Indenture to make the capital expenditures necessary to maintain its competitive position, there can be no assurance that the Company will be able to make such necessary capital expenditures. If the Company is unable to make such necessary capital expenditures as a result of these covenants, the Company's competitive position could be adversely affected.

                Fourth, the ability of the Company to comply with
the financial covenants to be contained in the New Credit Agreement and the New Indenture will be dependent on the Company's future performance, which will be subject to prevailing economic conditions and other factors beyond the control of the Company. The Company's failure to comply with such covenants could result in a default or an event of default, permitting the lenders to accelerate the maturity of indebtedness under such agreements and, in the case of the lenders under the New Credit Agreement, to foreclose upon any collateral securing such indebtedness. Any such default, event of default or acceleration could also result in the acceleration of other indebtedness of the Company to the extent the documents governing such other indebtedness contain cross-default or cross-acceleration provisions.

     2.        Competition

               The food retailing business is highly competitive.
The Company competes with several national, regional and local supermarket chains, particularly Wal-Mart and Albertson's. The Company also competes with convenience stores, stores owned and operated or otherwise affiliated with large food wholesalers, unaffiliated independent food stores, warehouse/merchandise clubs, discount drugstore chains and discount general merchandise chains. Most of the Company's principal competitors have greater financial resources than the Company and have used those resources to take steps which have already adversely affected and could in the future adversely affect the Company's competitive position and financial performance, including the opening of competitive stores with better physical facilities. See "THE RESTRUCTURING _ Background _ Increased Competition and Lower Margins."

               The future competitive position of the Company may suffer because (a) the Company, unlike all of its competitors, has a unionized workforce, which will likely result in the Company having higher labor costs than its competitors and (b) the Company's ability to maintain and to remodel its existing stores and to open new stores may be limited as a result of the Company's high leverage and the restrictive financial and operating covenants contained in the New Credit Agreement and the New Indenture. Although the Company believes that the Modified Union Agreements will result in lower, more competitive labor costs, there can be no assurance that such lower labor costs will be realized or, even if they are realized, that they will be sufficient to respond to competitive pressures. See "DESCRIPTION OF MODIFIED UNION AGREEMENTS." In addition, although the Company believes that it will have sufficient resources and flexibility under the New Credit Agreement and the New Indenture to make the capital expenditures necessary to maintain its competitive position, there can be no assurance that the Company will be able to make such necessary capital expenditures.

     3.        AWG Supply Relationship

                AWG is the Company's primary supplier, supplying approximately 70% of the goods that the Company sells. The Supply Agreement between AWG and the Company is scheduled to expire in April 2002. Under the Supply Agreement, the Company is entitled to receive certain benefits from AWG, including certain periodic payments (up to a maximum of approximately $1.3 million per quarter) based on the volume of the Company's purchases and certain membership rebates, credits and refunds. In the event that the Supply Agreement were to be terminated for any reason, the Company would be forced to find another supplier. Although the Company believes that it would be able to secure a substitute supplier on satisfactory terms, there can be no assurance that a substitute supplier could be secured in a timely enough fashion so as to avoid a disruption in the Company's operations or that the supply relationship with such substitute supplier would be on terms as favorable to the Company as the terms currently available with AWG. See "THE COMPANY _ AWG Supply Agreement."

     4.        Projections

                 The financial projections included in this Disclosure Statement represent the Debtor's best estimate of the most likely results of the Company's operations following the Restructuring and are dependent on, among other things, the successful implementation of the Business Plan. See "FINANCIAL INFORMATION _ Projected and Pro Forma Financial Information." These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, the successful implementation of the Business Plan, the anticipated future performance of the Company, industry performance, general business and economic conditions and other matters, most of which are beyond the control of the Company and some of which may not materialize. In addition, unanticipated events and circumstances occurring after the preparation of the projections may affect the actual financial results of the Company. Therefore, the actual results achieved throughout the periods covered by the projections may vary significantly from the projected results.

     5.        Unions
                The Modified Union Agreements will have a term of five years, commencing on the Effective Date. Although the
Company believes that it will be able to negotiate new agreements, or extensions of the Modified Union Agreements, with the UFCW and the BCT prior to the termination of the Modified Union Agreements, there can be no assurance that such agreements will be reached or extended or that they will be on terms as favorable to the Company as those currently provided under the Modified Union Agreements. In the event that the Company is unable to negotiate new union agreements, or extensions of the Modified Union Agreements, on satisfactory terms, the Company's business could be adversely affected.

B.        Bankruptcy Risks

     1.        Disruption of Operations

                 Perceived difficulties from the Company's bankruptcy case could adversely affect the Company's relationship with its suppliers, customers and employees. The Company believes that such risks will be minimized because (a) the "prearranged" nature of the Plan should result in an expedited bankruptcy case and (b) pursuant to certain "first day" orders entered by the Bankruptcy Court, the Company will pay all of its employees and all of its essential trade creditors in the ordinary course of business. See "THE CHAPTER 11 CASE _ Payment of Certain Pre-Petition Claims." If the Plan is not consummated on an expedited basis, however, the Company's bankruptcy case could adversely affect the Company's relationship with its suppliers, customers and employees, resulting in a material adverse effect on the Company's business. Furthermore, even an expedited bankruptcy case could have a detrimental effect on future sales and patronage because it may create a negative image of the Company in the eyes of its customers.

     2.        Certain Risks of Non-Acceptance

                If  the  Plan  is not accepted by each  class  of
impaired Claims and Interests thereunder, the Debtors would be forced to evaluate the options then available to them. One such option would be to negotiate a revised plan of reorganization with the Debtors' creditor and shareholder groups. There can be no assurance, however, that any such revised plan would be as favorable to the holders of the Old Notes, the holders of General Unsecured Claims and the holders of Old Common Stock as the Plan. In addition, if the Debtors were unable to negotiate a revised plan of reorganization on an expedited basis, (a) the Company's relationship with its suppliers, customers and employees could be adversely affected, which could result in a material adverse effect on the Company's business, and (b) the Company could be placed at a distinct competitive disadvantage because the effectiveness of the Modified Union Agreements _ and the lower, more competitive, labor cost structure provided for thereunder _ is conditioned on the Company's consummation of a plan of reorganization. As a result of these factors, the Debtors might be forced to abandon the reorganization process and pursue instead an orderly liquidation of the Company's assets. If a liquidation were to occur, the Debtors believe that the holders of the Old Notes, the holders of General Unsecured Claims and the holders of Old Common Stock would receive substantially less than they would under the Plan. See "ALTERNATIVES TO THE PLAN _ Liquidation under Chapter 7."

                Another  option available to the Debtors  in  the
event of non-acceptance by any impaired class, would be to pursue a so-called "cram-down" plan of reorganization pursuant to Sec tion 1129(b) of the Bankruptcy Code. Section 1129(b) of the Bankruptcy Code provides that, if certain conditions are met, the Plan may be confirmed even if the Plan is not accepted by each impaired class of Claims and Interests. Section 1129(b) provides that, so long as at least one impaired class of Claims or
Interests has accepted the Plan (without counting the votes of insiders in such class), the Plan may be confirmed if it does not "discriminate unfairly" and is "fair and equitable" with respect to each of the nonaccepting classes. It is generally accepted that a plan of reorganization does not "discriminate unfairly" if it does not violate the relative priorities among unsecured creditors and equity holders. In general terms, a plan is "fair and equitable" with respect to (a) a nonaccepting class of Secured Claims if either (i) provision is made under the plan for the holders of such Claims to retain the liens securing such Claims to the extent of their allowed amount and to receive deferred cash payments totalling at least the allowed amount of such Claims, having a present value at least equal to the value of such holders' interests in the estate's interest in the collateral or (ii) the plan provides such holders' with the "indubitable equivalent" of their Claims (which may be satisfied by returning the collateral securing such Claims to such holders), (b) a nonaccepting class of Unsecured Claims if the plan provides that either (i) such holders receive or retain property having a value, as of the effective date of the plan, equal to the allowed amount of such holders' Claims or (ii) the holders of Claims and Interests that are junior to any such nonaccepting class do not receive or retain any property under the plan and (iii) a nonaccepting class of equity interests if the holders of any Interest that is junior to such class do not receive or retain any property under the plan. This means that it is possible for a plan to be confirmed by a bankruptcy court notwithstanding the nonacceptance of a class of Claims or Interests under such plan and the holders of such Claims and Interests must accept whatever distribution, if any, is provided for them under such plan, so long as the requirements of Section 1129(b) are met. See "CONFIRMATION AND CONSUMMATION PROCEDURE _ Confirmation _ Confirmation Without Acceptance by All Impaired Classes." Although the Debtors reserve the right to modify the terms of the Plan as may be necessary for the confirmation of the Plan under Section 1129(b) of the Bankruptcy Code, in the event that any impaired class fails to accept the Plan, the Debtors' current intention is that they will not pursue a "cram-down" plan of reorganization.

     3.        Certain Risks of Non-Confirmation

                Even if all classes of Claims and Interests that are entitled to vote accept the Plan, the Plan might not be confirmed by the Bankruptcy Court. Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation and requires, among other things, a finding by the Bankruptcy Court that the confirmation of the Plan not be followed by a need for further financial reorganization or liquidation, and that the value of the distributions to classes of impaired creditors and equity security holders not be less than the value of distributions such creditors and such equity security holders would receive if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code. See "CONFIRMATION AND CONSUMMATION PROCEDURE _ Confirmation." The Debtors believe that the requirements for confirmation will be satisfied. However, there can be no assurance that the Bankruptcy Court will conclude that these requirements have been satisfied.

                The consummation of the Plan is also subject to the satisfaction of certain conditions. See "SUMMARY OF THE PLAN _ Other Provisions of the Plan _ Conditions to Consummation." No assurance can be given that these conditions will be satisfied or, if not satisfied, that the Debtors would waive such conditions.

     4.        Certain Risks Regarding Classification of Claims and
               Interests

                Section 1122 of the Bankruptcy Code provides that a plan of reorganization may place a Claim or an Interest in a particular class only if such Claim or Interest is substantially similar to the other Claims or the other Interests in such class. The Debtors believe that the classifications of Claims and Interests under the Plan comply with the requirements of the Bankruptcy Code. There can be no assurance, however, that the Bankruptcy Court will conclude that such requirements have been satisfied.

C.        Risks Relating to the New Securities

     1.        Potential Illiquidity of the New Securities

                The New Notes and the New Warrants will not be listed on any exchange. There can be no assurance that an active trading market for the New Notes or the New Warrants will develop. Accordingly, there can be no assurance that a holder of New Notes or New Warrants will be able to sell such New
Securities in the future or as to the price at which such New Securities might trade. The liquidity of the market for such New Securities and the prices at which such New Securities trade will depend upon the number of holders thereof, the interest of securities dealers in maintaining a market in such New Securities and other factors beyond the Debtors' control.

                Under the Plan, Holding has undertaken to use its best efforts to secure the listing of the New Common Stock on the NASDAQ National Market System (or, in the event Holding fails to meet the listing requirements of the NASDAQ National Market System, on such other exchange or system on which the New Common Stock may be listed) as soon as practicable following the Effective Date. There can be no assurance, however, that the New Common Stock will be listed on the NASDAQ National Market System or on such other exchange or system. Accordingly, there can be no assurance that a holder of the New Common Stock will be able to sell New Common Stock in the future or as to the price at which the New Common Stock might trade.

     2.        Restrictions on Transfer

                Holders of New Securities who are deemed to be "underwriters" as defined in Section 1145(b) of the Bankruptcy Code, including holders who are deemed to be "affiliates" or "control persons" of the Debtors within the meaning of the Securities Act, will be unable freely to transfer or to sell their securities except pursuant to (a) "ordinary trading transactions" by an entity that is not an "issuer" within the meaning of Section 1145(b), (b) an effective registration of such securities under the Securities Act and under equivalent state securities or "blue sky" laws or (c) an available exemption from such registration requirements. See "SECURITIES LAW CONSIDERATIONS."

                In connection with the Restructuring, certain registration rights will be granted to holders of the Old Notes and Old Common Stock, with respect to the New Securities to be received by such holders under the Plan. In addition, Holding will file a Form 10 registration statement with respect to the New Common Stock under the 1934 Act within 60 days following the Effective Date and will use its best efforts to cause such registration statement to become effective as soon as practicable thereafter. Holding must keep such registration effective until the earlier of (a) the seventh anniversary of the Effective Date and (b) the first date on which less than 10% of the outstanding New Common Stock is publicly held. For so long as such registration remains effective, Holding will be required to comply with the reporting requirements under the 1934 Act. In addition, so long as the New Notes are outstanding, the New
Indenture requires the Company to comply with the periodic reporting requirements under the 1934 Act, regardless of whether it is otherwise subject thereto, as contemplated by the Trust Indenture Act. See "SECURITIES LAW CONSIDERATIONS" and "DESCRIPTION OF NEW COMMON STOCK _ Registration Rights."

                Under the Supply Agreement, there are certain restrictions with respect to the transfer of more than 50% of New Common Stock to an entity primarily engaged in the retail or wholesale grocery business. See "THE COMPANY _ AWG Supply Agreement."

     3.        Dilution

                If the Restructuring is consummated, the existing equity interests of the holders of the Old Common Stock will be canceled and such holders will receive (in the aggregate) (a) 250,000 shares of New Common Stock, or approximately 5.3% of the New Common Stock to be issued under the Plan (without giving effect to the New Warrants, any options granted under the Management Stock Option Plan, the Old Warrants or the issuance or purchase of any New Common Stock pursuant to the Modified Union Agreements), and (b) New Warrants, which will be exercisable for 263,158 shares of New Common Stock. The exercise of the Old Warrants and the vesting and the exercise of any options granted under the Management Stock Option Plan will have a further dilutive effect on the ownership interests of the holders of the Old Common Stock to the extent the exercise prices for such securities are less than the fair market value of the New Common Stock at the time of exercise. In addition, the issuance and the purchase of New Common Stock under the Modified Union Agreements (to the extent any such purchase is at less than fair market of the New Common Stock at the time of such purchase) also will have a dilutive effect on such equity ownership interests. See "DESCRIPTION OF NEW WARRANTS," "INTRODUCTION AND SUMMARY _ Principal Elements of the Restructuring _ Management Stock Option Plan" and "DESCRIPTION OF MODIFIED UNION AGREEMENTS."

                Assuming that (a) all the New Warrants that will be outstanding following the Restructuring have been exercised,
(b) all the Old Warrants that will be outstanding following the Restructuring have been exercised, (c) management stock options covering all the New Common Stock reserved under the Management Stock Option Plan have been granted and exercised and (d) all the New Common Stock that may be issued pursuant to the Modified Union Agreements has been issued, holders of General Unsecured Claims (including Unsecured Claims in respect of the Old Notes) would own approximately 77.2% of the New Common Stock and holders of the Old Common Stock would own approximately 8.9% of the New Common Stock (approximately 4.3% of which relates to New Common Stock to be issued under the Plan and approximately 4.6% of which relates to stock to be issued upon exercise of the New Warrants). The chart set forth below describes the dilutive effects (including the cumulative dilutive effect) of stock issuances under, or in connection with, the New Warrants, the Management Stock Option Plan, the Old Warrants and the Modified Union Agreements.


                              Shares of New Common Stock
                                   Post-Restructuring


                                     After          After
                      After         Giving         Giving       After
           Upon      Giving         Effect         Effect      Giving
Holders     Con       Effect      to Management  to Modified    Effect          Fully
          summation   to New        Stock Op      Union Agree-  to Old        Diluted
                      Warrants(1)    tions(2)       ments(3)    Warrants(4)


General Un    4,450,000(5)  4,450,000(5)  4,450,000(5)  4,450,000(5)  4,450,000(5)  4,450,000(5)
secured Claims


Old Common       250,000      250,000       250,000       250,000       250,000     250,000       0
Stock

New Warrants           0      263,158             0             0               0     263,158

Management             0            0       263,158             0               0

ESOT                   0            0             0       522,222               0     522,222

Old
Warrants(6)            0            0             0             0        15,167      15,167

               4,700,000    4,963,158     4,963,158     5,222,222     4,715,167   5,763,705






                 Percentage of New Common Stock
                           Post-Restructuring

                                      After Giving    After Giving
                       After Giving   Effect to       Effect to Mod After Giving
            Upon Con   Effect to New  Management      fied Union    Effect to    Fully    Old
Holders     summation  Warrants(1)   Stock Options(2) Agrrements(3) Warrants(4)  Dilluted



General     94.7%(5)        89.7%          89.7%          85.2%         94.4%    77.2%(5)
Unsecured
Claims

Old Common   5.3             5.0            5.0            4.8           5.3      4.3
Stock

New          0.0             5.3            0.0            0.0           0.0      4.6
Warrants

Management   0.0             0.0            5.3            0.0           0.0      4.6

ESOT         0.0             0.0            0.0           10.0           0.0      9.0

Old
Warrants(6)  0.0             0.0            0.0            0.0           0.3      0.3


           100.0%          100.0%         100.0%         100.0%        100.0%   100.0%




    (1)       Assumes  all  New  Warrants  are  exercised.    See
              "DESCRIPTION OF NEW WARRANTS."

    (2)       Assumes (a) options to purchase 263,158 shares of  New
              Common Stock have been granted pursuant to the   Management Stock
              Option  Plan  and  (b)   such options are vested and have been
              exercised. See "INTRODUCTION AND SUMMARY _ Principal Elements of the Restructuring _ Management Stock Option Plan."

    (3) Assumes 522,222 shares of New Common Stock have been issued to, or purchased by, the ESOT in accordance with the Modified Union Agreements. See "DESCRIPTION OF MODIFIED UNION AGREEMENTS."

    (4)       The  Old  Warrants  entitle the  holders  thereof  to
              purchase (in the aggregate) 2,105,493 shares of Old Common Stock, at an exercise price of $.50 per share, or an aggregate exercise for all Old Warrants of $1,052,746.50. Pursuant to the documents governing the Old Warrants, upon a reorganization of Holding, the holder of each Old Warrant is entitled to receive the securities of Holding that such holder would have been entitled to receive had such holder exercised the Old Warrant prior to the consummation of the reorganization. Assuming all Old Warrants had been exercised immediately prior to the Filing Date, the holders of the Old Warrants would own 2,105,493 shares of Old Common Stock and, upon consummation of the Restructuring, would be entitled to receive an aggregate of approximately 15,167 shares of New Common Stock under the Plan (their ratable share of the Class 7 distribution). Based on the aggregate exercise price of the Old Warrants ($1,052,746.50) and the aggregate number of shares of New Common Stock to be received upon exercise of the Old Warrants (approximately 15,167 shares), the effective exercise price for each share of New Common Stock to be received upon exercise of the Old Warrants is approximately $69.41.

      (5)     Assuming aggregate General Unsecured Claims of  $40.1
              million  in respect of the Old Notes and  $23.0 million of  other
              General  Unsecured  Claims, the holders of the  Old  Notes  would receive approximately 2,827,922 shares of New Common Stock (representing approximately 60.2% of the New Common Stock to be
              outstanding   upon   consummation of the Restructuring,   or
              approximately 49.1% on a fully-diluted basis) and the holders of all other General Unsecured Claims would receive approximately 1,622,078 shares of New Common Stock (representing approximately 34.5% of the New Common Stock to be outstanding upon consummation of the Restructuring, or approximately 28.1% on a fully-diluted basis). See "INTRODUCTION AND SUMMARY _ Principal Elements of the Restructuring _ Senior Secured Note Exchange" and " _ General Unsecured Claims."

      (6)     The  Old Warrants are held by 18 current  and  former
              members  of  the  Company's management.   See  "INTRODUCTION  AND
              SUMMARY _ Principal Elements of the Restructuring _ Equity Recapitalization."


     4.        No Dividends

                Under the New Credit Agreement and the New Indenture, Holding will be prohibited from paying dividends on the New Common Stock, subject to certain exceptions. For a description of the restrictions on dividends to be contained in the New Indenture, see "DESCRIPTION OF NEW NOTES _ Certain Covenants."

     5.        Subordination of the New Notes

               The payment of principal and interest with respect to the New Notes will be subordinated to Senior Indebtedness (as defined in the New Indenture), comprising all existing and future borrowings under the New Credit Agreement and refinancings thereof. Because of the subordination of the New Notes, in the event of the Company's future insolvency, liquidation, reorganization, dissolution or other winding-up after consummation of the Restructuring, or upon acceleration of, or certain defaults under any Senior Indebtedness, the holders of any such Senior Indebtedness must be paid in full before the holders of New Notes may be paid. See "DESCRIPTION OF NEW NOTES _ Subordination."

     6.        New Note Guarantee; Holding Company Structure

                Holding will guarantee the Company's obligations with respect to the New Notes. Holding is a holding company with no independent operations, and its only significant asset is its investment in the capital stock of Homeland. Holding therefore is dependent upon receipt of dividends or other distributions from the Company to fund any obligations that it incurs, including obligations under its guarantees of the New Notes. However, the New Credit Agreement and the New Indenture will not permit Homeland to pay dividends or make other distributions to Holding, other than for certain specified purposes. See " _ No Dividends." Accordingly, if the Company at any time were unable to make interest or principal payments on the New Notes, it is highly unlikely that, even if funds were available, it would be permitted to distribute to Holding the funds necessary to enable Holding to met its obligations under its guarantees of the New Notes. Moreover, the obligations of Holding under its guarantee of the New Notes will be subordinated to the obligations of Holding as guarantor of the Company's obligations under the New Credit Agreement and any refinancings thereof. See "DESCRIPTION OF NEW NOTES _ Subordination."

D.        Certain Federal Income Tax Consequences

               The Debtors expect that they will have substantial
consolidated net operating loss carryforwards (the "NOL carryforwards") from their taxable year ended December 30, 1995 and prior taxable years, but that, as a result of the
Restructuring, such NOL carryforwards will be reduced substantially and the use of the remaining NOL carryforwards will be limited. The extent to which the Debtors' NOL carryforwards will be reduced and their use limited will depend upon a number of variables that are difficult to estimate at this time. The reduction of and limitations on the Debtors' NOL carryforwards may substantially increase the amount of tax payable by the Debtors following consummation of the Plan as compared with the amount of tax that would be payable if no such reduction and limitations were required. For a further discussion of the federal income tax consequences of the Plan, see "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."
                    V.   FINANCIAL INFORMATION

A.        Selected Financial Information

                 The following table sets forth selected consolidated financial data of the Debtors which has been derived from financial statements of the Debtors for the 52 weeks ended December 28, 1991, the 53 weeks ended January 2, 1993 and the 52 weeks ended January 1, 1994, December 31, 1994, and December 30, 1995, respectively, which have been audited by Coopers & Lybrand L.L.P. The audited financial statements for the 52 weeks ended December 30, 1995, and the 52 weeks ended December 31, 1994, are set forth in Appendix B hereto. The selected consolidated financial data should be read in conjunction with the respective consolidated financial statements and notes thereto which are contained elsewhere herein.

              Selected Consolidated Financial Data
               (In  thousands,  except  per share amounts)


                             52          53          52          52          52
                           weeks       weeks       weeks       weeks       weeks
                           ended       ended       ended       ended       ended
                         12/28/91    01/02/93    01/01/94    12/31/94    12/30/95

Summary of Operations
Data:

 Sales, net         $   786,785    $ 830,964   $ 810,967   $ 785,121   $ 630,275

 Cost of sales          573,470      609,906     603,220     588,405     479,119

 Gross profit           213,315      221,058     207,747     196,716     151,156

Selling and             187,312      199,547     190,483     193,643     151,985
administrative

Operational
restructuring costs         -            -           -        23,205      12,639

 Operating profit        26,003       21,511      17,264     (20,132)    (13,468)
(loss)

Gain on sale of plants      -            -         2,618         -           -

Interest expense        (22,257)     (24,346)    (18,928)    (18,067)    (15,992)

Income (loss) before      3,746       (2,835)        954     (38,199)    (29,460)
income taxes and
extraordinary items

Income taxes benefit       (992)        (982)      3,252     (2,446)         -
(provision)

Income (loss) before      2,754       (3,817)      4,206    (40,645)     (29,460)
extraordinary  items

Extraordinary items          -          (877)     (3,924)       -         (2,330)

Net income (loss)         2,754       (4,694)        282    (40,645)     (31,790)

Reduction (accretion)
in redemption value
redeemable common stock    (132)         -           -        7,284         940

Net income (loss)     $    2,622    $ (4,694)   $    282  $ (33,361)  $ (30,850)
available to common
stockholders

Net income (loss) per $      .07    $   (.13)   $    .01  $    (.96)  $    (.93)
common share


                          12/28/91    01/02/93    01/01/94    12/31/94    12/30/95


Consolidated Balance
Sheet Data:

Total assets          $  285,735     $ 305,644   $ 274,290   $ 239,134   $ 137,582

Long-term obligations,
including current
portion of long-term
obligations           $  179,680     $ 198,380   $ 172,600   $ 176,731   $ 124,242

Redeemable common
stock                 $   10,616     $   9,470   $   8,853   $   1,235   $ 17


Stockholders' equity
(deficit)             $   41,844     $  37,150   $  36,860   $   4,071   $ (28,106)


Operating Data:

Stores at end of period      114           113         112        111        68



B.        Projected and Pro Forma Financial Information

                As a condition to confirmation of a plan of reorganization, Section 1129 of the Bankruptcy Code requires, among other things, that the bankruptcy court determine that confirmation is not likely to be followed by a liquidation or a need for further financial reorganization of the debtor. In connection with the development of the Plan, and for the purposes of determining whether the Plan satisfies this feasibility standard, the Debtors have analyzed the ability of the Company to meet its obligations under the Plan with sufficient liquidity and capital resources to conduct its business. In this regard, the
Debtors have prepared certain unaudited projections of the Company's results of operations, cash flow and related balance sheets (the "Projections") for the three fiscal years ending December 28, 1996, through December 26, 1998 (the "Projection Period"). The Projections were developed from the 1996 Budget. See "THE RESTRUCTURING _ 1996 Budget." This financial information reflects the Debtors' judgment as to the information that is significant under the circumstances. See "RISK FACTORS" for a discussion of certain factors that may affect the future financial performance of the Company and of various risks associated with the New Securities. The Projections should be read in conjunction with the assumptions, qualifications and explanations set forth herein.

                 The  Company  does  not  generally  publish  its
strategies or make external projections or forecasts of its anticipated financial positions, results of operations or cash flow. Accordingly, the Debtors do not anticipate that they will, and disclaim any obligation to, furnish updated Projections to holders of Claims or Interests prior to the Effective Date, or to holders of the New Securities after the Effective Date, or to include such information in documents required to be filed with the Securities and Exchange Commission ("Commission"), or otherwise make such information public in the future (other than as required under applicable securities laws). The Projections should not be relied upon for any purpose other than in considering whether to accept or reject the Plan.

                The independent auditors of the Debtors have not examined or compiled the Projections presented herein, and, accordingly, assume no responsibility for them.

                The Projections are based on and assume the successful implementation of the Business Plan, and reflect numerous assumptions, including assumptions with respect to the future performance of the Company, the performance of the industry, general business and economic conditions and other matters, most of which are beyond the control of the Debtors. Therefore, while the Projections are necessarily presented with numerical specificity, the actual results achieved during the Projection Period will vary from the projected results, and may vary substantially. No representations can be or are being made with respect to the accuracy of the Projections or the ability of the Debtors to achieve the projected results. While the Debtors believe that the assumptions which underlie the Projections are reasonable in light of current circumstances and in light of the information available to the Debtors, in deciding whether to vote to accept the Plan, holders of claims must make their own determinations as to the reasonableness of the assumptions and the reliability of the Projections. The Projections assume that the Plan will be confirmed in accordance with its terms, and that all transactions contemplated by the Plan will be consummated by the Effective Date, which for purposes of these Projections is assumed to be July 13, 1996. Any significant delay in the Effective Date of the Plan could have a significant unfavorable impact on projected EBITDA (defined as the Debtors' earnings before interest expense, income tax provision, depreciation and amortization, Restructuring expense and extraordinary items) for the 52 weeks ended December 28, 1996, and could result in additional reorganization expenses.

                 The Projections were prepared assuming the economic conditions in the markets served by the Debtors do not differ markedly over the next three years from current economic conditions. Inflation in revenues and costs is assumed to remain relatively low.

     1.     Pro Forma Projected Balance Sheets

                The following table summarizes (a) the balance sheet of the Company as of December 30, 1995, and projected as of July 13, 1996, respectively, before giving effect to the transactions contemplated by the Plan, (b) the pro forma adjustments to the Company's balance sheet that would result from the transactions contemplated by the Plan and (c) the pro forma projected balance sheet of the Company as of July 13, 1996, as adjusted to give effect to the transactions contemplated by the Plan.

                                 Balance Sheets
                         December 30, 1995 and July 13,1996
                                   (Unaudited)
                                (In thousands)


                 Actual    Projected                                      Pro Forma
                                        Required     Plan    Fresh Start  Projected
              December 30,  July 13,  financing Consumation  Adjustment   Resh Start
                  1995        1996     (Note a)    (Note b)   (Note c)    July 13,1996



ASSETS

Current assets:

Excess cash      $   -   $     -    $   6,101   $    689     $   -    $   6,790

Store cash        3,828     3,047          -          -          -        3,047

Restricted Cash-
US Trust escrow   2,529     2,189          -      (2,189)        -           -


Receivables       7,903     8,379          -          -          -        8,379

Inventories      42,830    38,623          -          -          -       38,623

Prepaids and
other current
assets            2,052     2,733          -          -          -        2,733


Total current
assets           59,142    54,971       6,101     (1,500)        -      59,572




Property, net   71,692     70,087          -           -         -      70,087

Reorganization
value in excess
of amounts
allocable in
identifiable
assets              -          -           -           -     32,771     32,771

AWG patronage
certificates     1,643      1,643          -           -         -       1,643


Other assets     5,105      4,812         120          -     (1,619      3,313

            $  137,582  $ 131,513    $  6,221    $ (1,500) $ 31,152  $ 167,386

LIABILITIES AND
STOCKHOLDERS'
EQUITY
(DEFICIT)

Current
liabilities:

Obligations
under revoling
credit facility 5,467       3,779     (3,779)          -         -        -


Current portion
of obligations
under capital
leases         2,746           -          -        1,631        -      1,631


Professional
fees and other
Restructuring
expenses          -         2,000         -           -         -      2,000

Union contract
liabilities       -            -          -         4,990       -      4,990

Accounts payable
and accrued
liabilities   47,299       24,736         -            -        -     24,736

Total current
liabilities   55,512       30,515     (3,779)       6,621       -     33,357

Priority tax
claims            -             -         -         2,659       -      2,659


Term Loan         -             -     10,000           -        -     10,000

Obligations
under capital
leases         9,026            -         -         5,149       -      5,149


Old Notes     95,000            -         -            -        -         -

New Notes         -             -         -        60,000       -     60,000

Other noncurrent
liabilities    6,133           160        -            -        -        160


Liabilities
subject to
compromise        -        136,694        -      (136,694)      -         -


Redeemable stock 17             17        -           (17)      -         -

Stockholders'
equity
(deficit):

Common stock    337            337        -          (290)      -        47

Additional paid-
in capital   55,886         55,886        -           128       -    56,014

Accumulated gain
(deficit)   (80,188)       (87,955)       -        56,803   31,152       -

Minimum pension
liability
adjustment   (1,327)        (1,327)       -         1,327       -        -


Treasury stock (2,814)      (2,814)       -         2,814       -        -

Total
stockholders'
equity
(deficit)     (28,106)     (35,873)       -        60,782     31,152    56,061


          $ 137,582     $  131,513   $ 6,221   $   (1,500)  $ 31,152 $ 167,386







                                     July 13,1996   Liabilities    Liabilities
                                                    compromised      Assumed

Liabilities subject to compromise
(Note d)

Accounts payable and accrued      $     14,350     $   (11,691)     $  2,659
liabilities

Interest payable                         6,520          (6,520)           -

Long-term debt                          95,000         (35,000)       60,000

Obligations under capital leases        10,749          (3,969)        6,780

Other noncurrent liabilities            10,075         (10,075)           -

Total liabilities subject to
 compromise                       $    136,694     $   (67,255)     $ 69,439




          Notes to Pro Forma Projected Balance Sheets
                                   (In thousands)

        (a)  Required Financing.The  pro forma projected balance sheets
reflect the Term Loan (as defined  under   "DESCRIPTION  OF  THE
NEW  CREDIT  AGREEMENT-General")  of  $10,000  to  be  funded  on the  Effective  Date. Proceeds  of the Term Loan will be applied as follows: (i) $120 to pay loan commitment fees for the Credit Facilities
(as defined below under "DESCRIPTION OF THE NEW CREDIT AGREEMENT _ General");
(ii) $3,779 to reduce the Revolving Credit Facility under the New
Credit  Agreement  projected to be outstanding on  the  Effective
Date;  (iii) up to $6,400 to fund the Employee Buyout Offer  (the
Projections assume funding of $3,600); (iv) $750 to establish the
Health   and  Welfare  Benefit  Plan  (as  defined  below   under
"DESCRIPTION  OF MODIFIED UNION AGREEMENTS _ Wage  Rate,  Benefit
Contribution Deductions and Work Rule Changes"); and  (v)  $1,350
to pay projected accrued professional fees relating to the Restructuring. Any remaining proceeds would be available to fund the Company's working capital needs and thereby reduce the need for borrowings under the New Credit Agreement.

          (b)   Plan Consummation. Plan  consummation  reflects (i)
the elimination  of  Liabilities Subject to Compromise (as defined below in Note d) in the  amount of  $136,694,  (ii) the reinstatement of capital leases in the aggregate amount of $6,780 (including current portion of $1,631 and long-term portion of $5,149), (iii)
the  reinstatement  of priority  tax  claims to be paid over 6 years
in  the  aggregate amount   of  $2,659,  (iv)  the  assumption  of
union   contract liabilities in the aggregate amount of $4,990, including funding the Employee Buyout Offer at an estimated $3,600 and the Health and Welfare Benefit Plan at an estimated $750, and assuming vacation liability of $640, (v) the release of escrowed cash proceeds from the sale of Old Indenture Collateral of $2,189 and the distribution of escrowed cash in the amount of $1,500 to the holders of the Old Notes, (vi) the distribution of the New Notes in the aggregate principal amount of $60,000 and (vii) the distribution of the New Common Stock at $56,061.

                                           (c)     Fresh    Start
Adjustments. Pursuant to SOP 90-7, the Company has determined the reorganization value of the Company as of July 13, 1996, at approximately $137,500. The total reorganization value includes a value attributed to New Common Stock of $56,061 (par - $47, additional paid in capital - $56,014), and the long-term indebtedness contemplated by the Plan. In accordance with fresh start accounting principles, this reorganization value has been allocated, based on estimated fair market values, to specific tangible or identifiable intangible assets. The Company has recorded an intangible asset in the amount of $32,771, which equals the Company's reorganization value in excess of amounts allocable to identifiable assets. The Debtor will continue to assess the fair market values of its assets, and consequently the value of those assets and the reorganization value in excess of amounts allocable to identifiable assets are subject to change. The Projections assume that the reorganization value in excess of amounts allocable to identifiable assets will be amortized over three years.

                                         (d)  Liabilities Subject
to Compromise. As of the Filing Date, the Projections classify all liabilities which may be subject to compromise pursuant to the Plan as "Liabilities Subject to Compromise." Liabilities Subject to Compromise are in the aggregate amount of $136,694, including liabilities to the holders of the Old Notes in the amount of $101,520 (which includes accrued interest), liabilities on capital lease obligations in the amount of $10,749, Restructuring reserve of $5,095, accrued workers' compensation and general liability of $4,280, union maintenance of benefit liability of $1,880, priority tax liabilities of $2,659, accounts payable of $3,500 and accrued expenses of $7,011.

     2.     Pro Forma Projected Capitalization

                The following table summarizes (a) the projected consolidated capitalization of the Company as of July 13, 1996, before giving effect to the transactions contemplated by the Plan, and (b) the pro forma projected consolidated capitalization of the Company as of July 13, 1996, as adjusted to give effect to the transactions contemplated by the Plan.

                       Pro Forma Projected Capitalization
                                   (In thousands)


                                        Projected     Pro Forma
                                                     Projected
                                           Pre-
                                        Effective      Post-
                                           Date      Effective
                                         July 13,      Date
                                           1996       July 13,
                                                       1996


Current maturities of long-term debt    $  2,786   $   1,631
and capital lease obligations

Long-term debt and capital lease
obligations:

  Priority tax claims                      2,659      2,659

  DIP Facility                             3,779         -

  New Revolving Credit Facility               -       2,000

  Term Loan                                   -      10,000

  Capital lease obligations                7,963      5,149

  Old Notes - principal                   95,000         -

  Old Notes - interest                     6,520         -

  New Notes                                   -      60,000

Total long-term debt and capital
lease obligations                        115,921     79,808

Redeemable common stock                       17        -

Stockholders' equity (deficit):

  Common stock                               337        47

  Additional paid-in capital              55,886    56,014

  Accumulated deficit                    (87,955)       -

  Minimum pension liability adjustment    (1,327)       -

  Treasury stock                          (2,814)       -

    Total stockholders' equity           (35,873)   56,061
(deficit)

  Total Capitalization             $      82,851 $ 137,500


3.     Pro Forma Projected Statements of Operations

                The Company has prepared the following unaudited pro forma projected statements of operations to reflect the Company's historical and projected operating results for the periods indicated, as well as the Company's estimated operating results (for the 65 stores expected to be operated as of the Effective Date) for the first quarter of 1996 compared to results projected for such period in the Projections for fiscal 1996.

                The 1995 Actual and 1996 Pro Forma Projected Statements of Operations present the Company's actual operating results for fiscal 1995 and projected for fiscal 1996 in the Projections. The Projections for fiscal 1996 assume (a) confirmation and consummation of the Plan as of July 13, 1996,
(b) reduction in interest expense as a result of the Restructuring, (c) the labor savings under the Modified Union Agreements, (d) a 25% acceptance level under the Employee Buyout Offer and (e) implementation of the other provisions of the Plan.

                The  1996 First Quarter Results Compared  to  the
Projections reflect the extent to which the Company is tracking its Projections for fiscal 1996, comparing the Company's estimated statement of operations for the 12 weeks ended March 23, 1996, to the Projections for such 12-week period, and providing management's discussion and analysis as to the significant variances from the Projections for such 12-week period.

                The 1995 - 1998 Pro Forma and Pro Forma Projected Statements of Operations present a trend line for the Company's historical and projected operations for fiscal 1995 through 1998 reflecting the same pro forma adjustments for the periods presented. The pro forma adjustments assume (a) operation of 65 stores, (b) confirmation and consummation of the Plan effective as of January 1, 1995, (c) reduction in interest expense as a result of the Restructuring, (d) the labor savings under the Modified Union Agreements, (e) a 25% acceptance level under the Employee Buyout Offer and (f) implementation of the other provisions of the Plan.


     a.      1995 Actual and 1996 Pro Forma Projected Statements of Operations

                The following table sets forth statements of operations (1) actual for the Company for the fiscal year ended December 30, 1995, (2) projected for the Company for the period from December 31, 1995, through July 13, 1996, and (3) pro forma projected for the Company for the period from July 14, 1996, through December 28, 1996, after giving effect to the transactions contemplated by the Plan.

      1995  Actual  and  1996 Pro Forma Projected Statements of Operations
          Fiscal  Years Ended  December 30, 1995 and December 28, 1996
                                   (Unaudited)
                                   (In thousands)


                             Actual                 Pro         Pro
                                     Projected     Forma       Forma
                                                 Projected    Projected

                           52          28          24            52
                          Weeks        Weeks      Weeks        Weeks
                          Ending      Ending      Ending       Ending
                       December 30,   July 13,  December 28,  Deecmber 28,
                          1995         1996        1996          1996


Sales (a)           $     630,275     $ 279,866   $ 243,516     $ 523,382

Cost of sales            (479,119)     (209,665    (181,211)     (390,876)

Gross profit (b)          151,156)       70,201      62,305       132,506

Percent of sales            23.98%        25.08%      25.59%        25.32%

Operating and  administrative
expense(c)               (140,612)      (64,989)    (50,470)      (115,459)


Percent of sales            22.31%       23.22%       20.73%         22.06%

EBITDA                     10,544        5,212       11,835         17,047

Percent of sales             1.67%        1.86%       4.86%           3.26%

Depreciation and
amoritzation(d)           (11,373)      (4,096)     (8,552)        (12,648)

Operational restructuring (12,639)           -           -               -

Interest expense (e)      (15,992)       (5,735)    (3,928)         (9,663)

Income (loss) before
reorganization items,
income tax provision and
extraordinary items       (29,460)       (4,619)     (645)          (5,264)

Reorganization items

Professional fees              -         (3,150)     (450)          (3,600)

Fresh start adjustment(f)      -         31,152        -            31,152

Income tax provision           -             -         -                -

Income (loss) before      (29,460)       23,383    (1,095)          22,288
extraordinary items

Extraordinary item         (2,330)           -          -               -

Extraordinary gain on          -         56,803         -           56,803
debt discharge (g)

Net income (loss)   $     (31,790)     $ 80,186   $ (1,095)    $    79,091



Notes  to 1995 Actual and 1996 Pro Forma Projected Statements  of Operations
                                   (In thousands)

                                         (a)   Sales.  Sales  for
fiscal 1996 reflect the operation of 65 stores, while sales for fiscal 1995 reflect the operation of 111 stores at the beginning of 1995, subsequently reduced to 68 stores at the end of 1995. See Note (a) under 1995 - 1998 Pro Forma and Pro Forma Projected Statements of Operations for the Company's analysis of the sales trend.

                                        (b)  Gross Profit.  Gross
profit for fiscal 1996 as a percentage of sales is projected to be at 25.32%, which reflects an improvement of 1.34% over the gross profit realized by the Company in fiscal 1995. During 1995, the Company sold its distribution center operations and moved from a self-supply operation to an operation supplied through the AWG retail buying cooperative. Also during 1995, the Company sold 29 of its stores and closed 14 other stores. The Company liquidated the inventory from the 14 closed stores through its other operating stores, thereby negatively impacting gross profit. See Note (b) under 1995 - 1998 Pro Forma and Pro Forma Projected Statements of Operations for the Company's analysis of the gross profit trend.

                                           (c)    Operating   and
Administrative Expense. Operating and administrative expense for fiscal 1996 as a percentage of sales is projected to be at 22.06%, which reflects a 0.25% improvement over fiscal 1995. The improvement is primarily due to projected labor savings under the Modified Union Agreements, offset in part by projected increases in other operating and administrative expense. The Projections assume that the Modified Union Agreements will become effective, and the Employee Buyout Offer will be completed, on July 13, 1996, and will thereby be in effect for six fiscal periods in 1996, yielding projected savings of $4,707. See Note (c) under 1995 - 1998 Pro Forma and Pro Forma Projected Statements of Operations for the Company's analysis of the operating and administrative expense trend.

                                          (d)   Depreciation  and
Amortization. The Projections assume that the Company's reorganization value in excess of amount allocable to identifiable assets will be amortized over three years, beginning on July 13, 1996.

                                         (e)   Interest  Expense.
The Projections reflect a reduction in interest expense as a result of lower interest rates and lower levels of indebtedness as contemplated under the Plan, beginning on July 13, 1996.

                                           (f)     Fresh    Start
Adjustment. Pursuant to SOP 90-7, the Company determined that its reorganization value as of July 13, 1996 will be approximately $137,500. A corresponding adjustment has been made to the Company's equity account to reflect the reorganization value of $56,061 attributed to the New Common Stock.

                                         (g)   Extraordinary Gain
on Discharge of Indebtedness. An adjustment has been made to the Company's equity account to reflect consummation of the Plan effective as of July 13, 1996.
                                                                .
b.     1996 First Quarter Results Compared to Projections

                 The   following  table  compares  the  Company's
estimated operating results (for the 65 stores expected to be operated as of the Effective Date) to its Projections for the twelve weeks ended March 23, 1996.

             Summary Results for First Quarter 1996



                             Estimated      Projection     Better/(Worse)

Sales                        $  119,454   $   120,199        $(745)

Gross Profit                     29,067        29,969         (902)

    Percent of sales              24.33%        24.93%      (0.60%)

Operating Expense                25,195        26,716       1,521

    Percent of sales              21.09%        22.23%       1.14%

EBITDA                       $    3,872   $     3,253      $  619

    Percent of sales               3.24%         2.71%       0.53%
(EBITDA)



                Sales for the first quarter of 1996 were $745, or 0.6%, less than projected in the Projections for the first quarter of 1996, primarily due to a decrease in sales in the health and beauty care/general merchandise category ("HBC/GM"). HBC/GM sales were lower than projected in the Projections due to transitional difficulties experienced by the Company as a result of its November 1995 conversion from being supplied by a rack jobber to supply by Value Merchandising Company, a subsidiary of AWG, for its HBC/GM goods. The Projections assume that the HBC/GM transitional difficulties will be resolved during 1996.

                Gross margin in the first quarter of 1996 was 0.60% below that projected in the Projections, yielding $902 fewer gross profit dollars than expected. This shortfall was primarily due to lower HBC/GM sales, lower HBC/GM margin and higher promotional spending than projected in the Projections, offset somewhat by higher vendor income and higher contribution from the grocery category than projected in the Projections.

                The shortfall in gross profit margin in the first
quarter of 1996 was offset by operating expenses which were $1,521 better than projected in the Projections, primarily due to a lower union benefit contribution rate, lower advertising expense and lower corporate administrative expenses than projected in the Projections.
                                                                .
c.     1995-1998 Statements of Operations

                The following table sets forth the Company's statements of operations for the periods indicated assuming (a) operation of 65 stores, (b) confirmation and consummation of the Plan effective as of January 1, 1995, (c) reduction in interest expense as a result of the Restructuring, (d) the labor savings under the Modified Union Agreements, (e) a 25% acceptance level under the Employee Buyout Offer and (f) implementation of the other provisions of the Plan.


                      Statements of Operations
                Fiscal   Years  Ended 1995 through 1998
                           (In thousands)


                            Pro   Pro Forma             Projected
                          Forma              Projected
                                  Projected
                          Actual


                       52 Weeks      52 Weeks      52 Weeks      52 Weeks
                          Ending      Ending         Ending       Ending
                      December 30,  December 28,  December 27, December 26,
                          1995         1996           1997         1998

Sales (a)         $    517,191     $ 523,382     $ 525,999     $ 536,519

Cost of sales         (392,434)     (390,876)     (392,830)     (400,687)

Gross profit           124,757       132,506       133,169       135,832
(b)

 Percent of              24.12%        25.32%        25.32%        25.32%
sales

Operating and administrative
expense(c)            (105,324)     (109,147)     (108,154)    (109,318)


Percent of sales         20.36%        20.85%       20.56%       20.38%


EBITDA                  19,433        23,359       25,015        26,514

Percent of sales          3.76%         4.46%        4.76%        4.94%

Depreciation and amortization(d)                  (19,209)     (20,182)

EBIT                                                5,806        6,322

Interest expense                                   (8,674)      (8,458)

Loss before taxes                                  (2,868)      (2,126)

Income tax provision(e)                            (1,818)      (1,754)

Loss                                           $   (4,686)     $(3,880)

          Notes to 1995-1998 Statements of Operations
                             (In thousands)

                                           (a)    Sales.    Sales
increases are projected at 1.2% in fiscal 1996, 0.5% in fiscal 1997 and 2.0% in fiscal 1998. Food price inflation is projected at 2.0% per annum for 1996 through 1998. The Projections assume real sales decline of 0.8% for 1996, and 1.5% for 1997. Real sales are projected to remain flat in 1998. The real sales declines in 1996 and 1997 reflect the impact of the recent and anticipated future entry of new competition in the Company's market areas. In late 1996 or early 1997, the Company expects 3 Albertson's, 1 Crest, 1 Reasor's to open in the Company's market areas. 1998 real sales are expected to be flat as the impact of competitive entries should be offset by the opening of one new Homeland store in late 1997.

                                         (b)  Gross Profit.   The
Projections assume that margins will stabilize and continue to improve in fiscal 1996 over fiscal 1995. Gross margins are then projected to remain flat in fiscal 1997 and fiscal 1998. As discussed under "FINANCIAL INFORMATION _ Projected and Pro Forma Financial Information _ First Quarter Results Compared to Projections," the Company has experienced continuing difficulties in achieving projected margins, particularly in the health and beauty care/general merchandise category. To the extent the margins are lower than those contained in the Projections, the Company believes that it will still be able to meet its projected EBITDA by continuing to perform favorably with respect to its projected operating expenses.

                                           (c)    Operating   and
Administrative Expense. Pro forma operating and administrative expense as a percentage of sales is projected to be 20.85% in 1996, 20.56% in 1997 and 20.38% in 1998, reflecting labor savings and other projected expense reductions. The Projections assume that the Modified Union Agreements will be in effect and the Employee Buyout Offer will be completed for full fiscal years 1996, 1997 and 1998. Combined pro forma projected savings, net of union wage and health and welfare benefit cost increases pursuant to the Modified Union Agreements, are reflected at $10,200 in 1996, $9,437 in 1997 and $8,343 in 1998. The
Projections also give effect to the anticipated cost savings expected to result from the termination of the MIS Agreement. See "THE COMPANY _ Computer and Management Information Systems."

                                           (d)     Fresh    Start
Accounting. Pursuant to SOP 90-7, the Company has determined the reorganization value of the Company. This reorganization value has been allocated, based on estimated fair market values, to specific tangible or identifiable intangible assets. The Company has recorded an intangible asset equal to the reorganization value in excess of amounts allocable to identifiable assets. The Company will continue to assess the fair market values of its assets, and consequently the value of those assets and the reorganization value in excess of amounts allocable to identifiable assets is subject to change. The Projections assume that the reorganization value in excess of amounts allocable to identifiable assets will be amortized over three years. See "ACCOUNTING TREATMENT."

                                         (e)   Income Taxes.  The
Projections assume that the Company's annual limitation under Code Section 382(1)(6) will equal $2,900, computed assuming (among other things) that the value of the Company as of the Effective Date will equal the assumed reorganization value. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES." The future benefits from NOL carryforwards represent the Company's estimate only and there can be no assurance that such NOL carryforwards will result in a reduction in the amount of federal income taxes payable by the Company.
     4.     Projected Balance Sheets

                The following table summarizes the projected balance sheets of the Company as of December 28, 1996, December
27, 1997 and December 26, 1998.

                       Projected Balance Sheets
              As of Fiscal Years Ending 1996 through 1998
                             (In thousands)

                               December 28,     December 27,     December 26,
                                  1996             1997              1998

ASSETS

Current assets:

Excess cash                       $  431         $    _           $     _

  Store cash                       3,500           3,500             3,500

  Receivables                     11,450          11,679            11,818

  Inventories                     40,770          42,386            43,234

Prepaids and other current assets  2,816           3,500             3,500


     Total current assets         58,967          61,065            62,051

Property, net                     73,707          79,502            84,302

Reorganization value in excess
of amounts allocable
to identifiable assets            27,729          15,108             3,052

AWG patronage certificates         1,643           3,897             6,196

Other assets                       3,180           2,891             2,603

                                $165,227    $    162,464          $158,204

LIABILITIES AND STOCKHOLDERS'
EQUITY

Current liabilities:

Obligations under revolving
credit faciltiy                 $    -      $     3,944          $   6,159

Current portion of
obligations under capital leases   1,631          1,108                927


  Union contract liabilities         640            640                640

Accounts payable and accrued
liabilities                       31,154         32,060             32,777


     Total current liabilities    33,425         37,752             40,503

Priority tax claims                2,423          1,891              1,359

Term Loan                         10,000          9,168              7,504

Obligations under capital leases   4,303          3,368              2,441

New Notes                         60,000         60,000             60,000

Other noncurrent liabilities         112              8                 -

Stockholders' equity:

  Common stock                        47             47                 47

  Additional paid-in capital      56,014         56,014             56,014

  Accumulated deficit             (1,098)        (5,784)            (9,664)

     Total stockholders' equity   54,963         50,277             46,397

                                $165,227    $    162,464         $  58,204


  5.  Projected Statements of Cash Flow

  The following table summarizes the projected statements of cash flow for the 24 weeks ending December 28, 1996, the 52 weeks ending December 27, 1997, and the 52 weeks ending December 26,
1998.

               Projected Statements of Cash Flow
                         (In thousands)

                             24 Weeks     52 Weeks    52 Weeks
                              Ending       Ending      Ending
                             December     December    December
                             28, 1996     27, 1997    26, 1998

Operating activities:
Net loss                      $(1,095)     $(4,686)    $(3,880)

Adjustments to reconcile
net loss to net cash
provided by operating
activities:
Depreciation and amortization   8,479       21,415      21,844

 AWG Patronage                      0       (2,254)     (2,299)
Certificates
 Receivables                   (3,071)        (229)       (139)

 Inventories                   (2,147)       (1,615)      (848)

 Store Cash                      (453)            0          0
 Other current assets             (86)         (684)         0
 Accounts payable and
accrued liabilities             4,133           269        178

Other accrued expenses         (4,350)            0          0

Net cash from operating
activities                      1,410        12,215     14,857
Investing activities:
 Capital expenditures          (6,924)      (15,000)   (15,000)

Proceeds from sale of
 assets                             0           700        700

Net cash used in
 investing activities          (6,924)      (14,300)   (14,300)
Financing activities:
 Revolver borrowings                0         3,944      2,215
 Principal payments on
 capital leases                  (846)       (1,458)    (1,108)
 Term Loan payments                 0          (832)    (1,664)
Net cash from (used in)
 financing activities            (846)        1,654       (557)

Net decrease in cash           (6,360)         (431)         0

Excess cash at beginning
of period                       6,791           431          0

Excess cash at end of
period                          $ 431         $   0      $   0


                                                                .
         VI.  THE COMPANY

A.    General

             The  Company  is  a  leading  supermarket  chain  in
Oklahoma,  southern  Kansas  and  the  Texas  Panhandle   region,
operating a total of 67 stores as of the Filing Date. The Company operates in four distinct marketplaces: Oklahoma City, Oklahoma; Tulsa, Oklahoma; Amarillo, Texas; and certain rural areas of Oklahoma, Kansas and Texas. The Company expects that, as of the Effective Date, it will operate 65 stores. See "INTRODUCTION AND SUMMARY _ Principal Elements of the Restructuring _ Rejection of Certain Closed Store Leases."

            The Company and Holding (its holding company) were organized in 1987 by a group of investors led by CD&R for the purpose of acquiring substantially all of the assets of the Oklahoma division of Safeway, Inc. The acquired stores changed their name to "Homeland" in order to highlight the Company's regional identity.

B.    AWG Supply Agreement

            The Company is a party to the Supply Agreement with AWG, pursuant to which the Company is a member of the AWG cooperative and AWG is the Company's primary supplier. AWG currently supplies approximately 70% of the goods sold in the Company's stores. AWG is a buying cooperative which sells groceries on a wholesale basis to its retail member stores. AWG has approximately 800 member stores located in a ten-state region and is the nation's fourth largest grocery wholesaler, with approximately $2.97 billion in revenues in 1995.

            Pursuant to the Supply Agreement, AWG is required to supply products to the Company at the lowest prices and on the best terms available to AWG's retail members from time to time. In addition, the Company is (1) eligible to participate in certain cost-savings programs available to AWG's other retail members and (2) is entitled to receive certain member rebates and refunds based on the dollar amount of the Company's purchases from AWG's distribution center and periodic cash payments from AWG, up to a maximum of approximately $1.3 million per fiscal quarter, based on the dollar amount of the Company's purchases from AWG's distribution center during such fiscal quarter.

            The  Company  purchases goods from  AWG  on  an  open
account basis. AWG requires that each member's account be secured by a letter of credit or certain other collateral in an amount based on such member's estimated weekly purchases through the AWG distribution center. The Company's open account with AWG is currently secured by an $8.4 million letter of credit (the "AWG Letter of Credit") issued in favor of AWG by one of the Old Banks. In addition, the Company's obligations to AWG are secured by a first lien on all "AWG Equity" owned from time to time by the Company, which includes, among other things, AWG membership stock, the Company's right to receive periodic payments and certain other rebates, refunds and other credits owed to the Company by AWG (including patronage refund certificates, direct patronage or year-end patronage and concentrated purchase allowances).

            The  amount  of  the  AWG Letter  of  Credit  may  be
decreased on a biannual basis upon the request of the Company based on the Company's then-current average weekly volume of purchases and by an amount equal to the face amount of the Company's issued and outstanding AWG patronage refund certificates. In the event that the Company's open account with AWG exceeds the amount of the AWG Letter of Credit plus any other AWG Equity held as collateral for the Company's open account, AWG is not required to accept orders from, or deliver goods to, the Company until the amount of the AWG Letter of Credit has been increased to make up for any such deficiency.

            Under the Supply Agreement, AWG has certain "Volume Protection Rights," including (1) the right of first offer (the "First Offer Rights") with respect to any proposed sales of stores supplied under the Supply Agreement (the "Supplied Stores") and proposed transfers of more than 50% of the outstanding stock of the Company or Holding to an entity primarily engaged in the retail or wholesale grocery business,
(2) the Company's agreement not to compete with AWG as a wholesaler of grocery products during the term of the Supply Agreement, and (3) the Company's agreement to dedicate the Supplied Stores to the exclusive use of a retail grocery facility owned by a retail member of AWG (the "Use Restrictions"). The Company's agreement not to compete and the Use Restrictions contained in the Supply Agreement are terminable with respect to a Supplied Store upon the occurrence of certain events, including the Company's compliance with AWG's First Offer Rights with respect to proposed sales of such store. In addition, the Supply Agreement provides AWG with certain purchase rights in the event the Company closes 90% or more of the Supplied Stores.

C.    The Company's Supermarkets

           The Company's current network of stores features three basic store formats. The Company's conventional stores are primarily in the 25,000 square foot range and carry the traditional mix of grocery, meat, produce and variety products. These stores contain more than 20,000 stock keeping units ("sku's"), including food and general merchandise. Sales volumes of conventional stores range from $60,000 to $125,000 per week. The Company's superstores are in the 35,000 square foot range and offer, in addition to the traditional departments, two or more specialty departments. Sales volumes of superstores range from $95,000 to $265,000 per week. The Company's combo store format includes stores of 45,000 total square feet and larger and was designed to enable the Company to expand shelf space devoted to general merchandise. Sales volume of combo stores ranges from $140,000 to $300,000 per week. The Company's new stores and certain remodeled locations have incorporated the Company's new, larger superstore and combo formats. Of the 67 stores operated by the Company as of the Filing Date, 11 are conventional stores, 44 are superstores and 12 are combo stores.

      The chart below summarizes the Company's store profile over the last three years:


                                         Fiscal  Year Ended


                                     01/01/94   12/31/94   12/30/95(1)


Average sales per store(in millions)  $  7.2    $   7.1    $     7.9

Average total square feet per store   34,700     34,700       38,204(1)

Average sales per square foot         $  208    $   205    $     207


Number of stores:

Stores at start of period                113        112          111

 Stores remodeled                          3         10            5

 New stores opened                         1          0            0

 Stores sold or closed                     2          1           43

 Stores at end of period                 112        111           68

Size of stores:

 Less than 25,000 sq. ft.                 24         24            8

 25,000 to 35,000 sq. ft.                 39         38           24

 35,000 sq. ft. or greater                49         49           36

Store formats:

 Conventional                             29         29           11

 Superstore                               66         65           44

 Combo                                    17         17           13





 (1)  Reflects the operation of 68 stores in 1995.  The Company's
Ponca  City  store,  which was sold in April 1996,  was  a  combo
store.   See  "THE RESTRUCTURING _ Restructuring   Discussions  _
Sale of Ponca City Store."

            The Company's network of 67 stores is managed by district managers on a geographical basis through four districts. Each district manager oversees store operations for approximately 17 stores. Store managers are responsible for determining staffing levels, managing store inventories (within the confines of certain parameters set by the Company's corporate headquarters) and purchasing products. Store managers have significant flexibility with respect to the quantities of items carried, but not necessarily types of products purchased. The Company's corporate headquarters is directly responsible for merchandising, advertising, pricing and capital expenditure decisions.

D.    Merchandising Strategy and Pricing

             The Company's merchandising strategy emphasizes competitive pricing through a high-low pricing structure, as well as the Company's leadership in quality products, service, selection, convenient store locations, specialty departments and perishable products (i.e., meat, produce, bakery and seafood). The Company's strategy is to price competitively with each conventional supermarket operator in each market area. In areas with discount store competition, the Company attempts to be competitive on high-volume, price sensitive items. The Company's in-store promotion strategy is to offer all display items at a lower price than the store's regular price and at or below the price offered by the store's competitors. The Company also currently offers double coupons, with some limitations, in all areas in which it operates.

E.    Customer Service

            The Company's stores provide a variety of customer services including, among other things, carry-out services, postal services, automated teller machines, pharmacies, video rentals, check cashing and money orders. The Company believes it is able to attract new customers and retain its existing customers because of its high level of customer service.

F.    Advertising and Promotion

            All advertising and promotion decisions are made by the Company's central merchandising and advertising staff. The Company's advertising strategy is designed to enhance its value-oriented merchandising concept and emphasize its reputation for fast, friendly service, variety and quality. Accordingly, the Company is focused on presenting itself as a competitively-
priced, promotions-oriented operator that offers value to its customers and an extensive selection of high quality merchandise in clean, attractive stores. This strategy allows the Company to accomplish its marketing goals of attracting new customers and building loyalty with existing customers. In May 1995, the Company introduced a new weekly advertising layout that improved product presentation and enhanced price perception. In addition, new signage was implemented in the stores calling attention to various in store specials and creating a friendlier and more stimulating shopping experience.

       The Company currently utilizes a broad range of print and broadcast advertising in the markets it serves, including newspaper advertisements, advertising inserts and circulars, television and radio commercials and promotional campaigns that cover substantially all of the Company's markets. The Company receives co-op and performance advertising reimbursements from vendors which reduce its advertising costs.

            In September 1995, the Company introduced a frequent-shopper card called the "Homeland Savings Card," in its Amarillo, Texas stores. The Company believes that it is the only supermarket chain in its market areas that can capitalize on a frequent-shopper card system because of the Company's advertising and market share dominance. The Company expects to introduce the Homeland Savings Card in its other stores in the third quarter of 1996.

G.    Products

            The Company provides a wide selection of name-brand and private label products to its customers. All stores carry a full line of meat, dairy, produce, frozen food, health and beauty aids and selected general merchandise. As of close of fiscal year 1995, approximately 82% of the Company's stores had delicatessens and/or bakeries and approximately 65% had in-store pharmacies. In addition, some stores have additional specialty departments offering ethnic food, fresh and frozen seafood, floral services and salad bars.

             The Company's private label name is "Pride of America." The Company's private label program allows customers to purchase high quality products at lower than national brand retail prices. The Company's private label products include over 400 items covering virtually every major category of goods in the Company's stores, including dairy products, meat, frozen foods, canned fruits and vegetables, eggs, health and beauty care products and plastic wrap. As a result of the Company's supply relationship with AWG, the Company's stores also offer AWG private label goods, including Best Choicer and Always Saver. Private label products generally represent quality and value to customers and typically contribute to a higher gross profit margin than national brands. The promotion of private label products is an integral part of the Company's merchandising philosophy of building customer loyalty as well as improving the Company's "pricing image."

H.    Employees and Labor Relations

            At March 31, 1996, the Company had a total of 4,384 employees, of whom 2,762, or approximately 63%, were employed on a part-time basis. The Company employs 4,267 in its supermarket operations. The remaining employees are corporate and administrative personnel.

           The Company is the only unionized grocery chain in its market areas. Approximately 90% of the Company's employees are union members, represented primarily by the UFCW. In 1993, the UFCW ratified the Existing UFCW Agreements, implementing certain wage and benefit concessions. In March 1996, the local chapters of the UFCW ratified certain modifications to the Existing UFCW Agreements, which will become effective upon consummation of the Restructuring. In April 1996, the local union chapter of the BCT, representing 30 of the Company's in-store bakery employees, ratified modifications to its collective bargaining agreement with the Company on the same terms and conditions as the Modified UFCW Agreements. For a description of the Modified Union Agreements, see "DESCRIPTION OF MODIFIED UNION AGREEMENTS."

I.    Computer and Management Information Systems

            During 1995, the Company installed new client/server systems in order to enhance its information management capabilities, improve its competitive position and enable the Company to terminate the MIS Agreement (as defined below). The new systems include the following features: time and attendance, human resource, accounting and budget tracking, and scan support and merchandising systems.

            On  October  1,  1991, the Company  entered  into  an
agreement (the "MIS Agreement") with K-C Computer Services, Inc. ("K-CCS"), providing for the outsourcing of the Company's management information system and electronic data processing functions. As a result of the installation of the new systems described above, the Company terminated the MIS Agreement effective as of March 31, 1996. The Company estimates that the termination of the MIS Agreement will reduce the Company's data processing and support costs (net of replacement costs and other expenses) by approximately $23.9 million over fiscal years 1996 through 2001.

            The MIS Agreement provides a schedule for the payment
of liquidated damages upon termination of the MIS Agreement prior to its expiration in 2001. Pursuant to the terms of the April 1995 purchase agreement between the Company and AWG (the "AWG Purchase Agreement"), AWG is responsible for 52.3% of the payments under the MIS Agreement, including any termination payment. According to the liquidated damage schedule in the MIS Agreement, if the MIS Agreement is terminated for "convenience" by Homeland during 1996, the liquidated damage amount is $3 million. The same schedule provides for $2 million in liquidated damages if the MIS Agreement is terminated by the Company as a result of an "acquisition." The Company is unable to determine whether the liquidated damage amounts under the MIS Agreement accurately reflect the actual damages incurred by K-CCS as a result of the termination of the MIS Agreement prior to its expiration date. Pursuant to the AWG Purchase Agreement, the Company and AWG are required to take all steps reasonably practicable to achieve cost savings under the MIS Agreement.

            The  Company  has  installed laser-scanning  checkout
systems  in  substantially all of its  67  stores.   The  Company
utilizes the information collected through its scanner systems to track sales and to coordinate purchasing.

J.    Competition

            The  supermarket business is highly  competitive  but
very fragmented and includes small independent operators. The Company estimates that these operators represent over 40% of its markets. The Company also competes with larger store chains such as Albertson's and Wal-Mart (which operate 42 stores and 18 stores, respectively, in the Company's market areas), "price impact" stores such as Mega-Market, large independent store chains such as IGA, regional chains such as United and discount warehouse stores.

             The Company is a leading supermarket chain in Oklahoma, southern Kansas and the Texas Panhandle region. The Company attributes its leading market position to certain advantages it has over certain of its competitors, including significant economies of scale for purchasing and advertising, excellent store locations and a strong reputation within the communities in which the Company operates.

            The Company's business has been adversely affected in
recent years by the entry of new competition into the Company's key markets, which has resulted in a decline in the Company's comparable store sales. In 1994, there were 14 competitive openings in the Company's market areas including 11 new Wal-Mart supercenters, 2 new Albertson's and 1 new Mega Market. In 1995, there were 8 additional competitive openings in the Company's market areas, including 3 new Albertson's and 1 new Wal-Mart. Based on information publicly available, the Company expects that, in late 1996 or early 1997, Albertson's will open 3 new stores, Reasor's will open 1 new store and Crest will open 1 new store in the Company's market areas.

K.    Trademarks and Service Marks

            During the transition from "Safeway" to "Homeland," the Company was able to generate a substantial amount of familiarity with the "Homeland" name. The Company continues to build and enhance this name recognition through promotional advertising campaigns. The "Homeland" name is considered material to the Company's business and is registered for use as a service mark and trademark. The Company has received federal and state registrations of the "Homeland" mark as a service mark and a trademark for use on certain products. The Company also received a federal registration of the service mark "A Good Deal Better" in early 1994.

L.    Regulatory Matters

            The Company is subject to regulation by a variety of local, state and federal governmental agencies, including the United States Department of Agriculture, state and federal pharmacy regulatory agencies and state and local alcoholic beverage and health regulatory agencies. By virtue of this regulation, the Company is obligated to observe certain rules and regulations, the violation of which could result in suspension or revocation of various licenses or permits held by the Company. In addition, most of the Company's licenses and permits require periodic renewals. To date, the Company has experienced no material difficulties in obtaining or renewing its regulatory licenses and permits.

M.    Properties

       Of the 67 supermarkets currently operated by the Company, 12 are owned facilities and the remainder are leased facilities (with remaining lease terms ranging from several months to 17 years). Most of the leased facilities are subject to renewal options. Out of 55 leased stores, only eight have remaining terms (including option periods) of less than 20 years. The average rent per square foot under the Company's existing leases is $3.67 (without regard to amortization of beneficial interest). Most of the leases require the payment of taxes, insurance and maintenance costs and many of the leases provide for additional contingent rentals based on sales.

            Although the Company believes that most of its existing store leases are at or below the current market rate, certain of the Company's stores (including certain stores closed prior to the Filing Date and certain stores to be closed after the Filing Date) are subject to burdensome lease terms. The Company intends to seek permission to reject (pursuant to Section 365 of the Bankruptcy Code) certain real property leases relating to stores closed prior to the Filing Date (certain of which may have been terminated pre-petition by virtue of the Company's surrender of the leased property) or to be closed after the Filing Date. See "INTRODUCTION AND SUMMARY _ Principal Elements of the Restructuring _ Rejection of Certain Closed Store Leases."

            No individual store operated by the Company is by itself material to the financial performance or condition of the Company as a whole. Substantially all of the Company's properties are currently subject to certain mortgages securing the Old Notes and, upon consummation of the Restructuring, will be subject to certain mortgages securing the New Credit Agreement.

            On June 12, 1995, the Company relocated its executive offices to a newly-leased facility located at 2601 Northwest
Expressway, Suite 1100 E, Oklahoma City, Oklahoma 73112.

N.    Legal Proceedings

     1.    Routine Litigation

            The Company is a party to ordinary and routine litigation incidental to its business. On the Filing Date, all pre-petition litigation was stayed pursuant to Section 362 of the Bankruptcy Code. See "SUMMARY OF THE PLAN _ Classification and Treatment of Claims and Interests _ Class 5 _ General Unsecured Claims."

     2.    Withdrawal Liability Dispute

            The  Company received a notice and demand for payment
dated June 22, 1995, from Central States, Southeast and Southwest Areas Pension Fund (the "Fund") in the amount of approximately $4.4 million. The Fund has asserted that the Company incurred a withdrawal liability because the Fund contends that the cessation of contributions to the Fund by the Company was not solely because of the AWG Sale. The Company believes that no liability was incurred because the AWG Sale was in compliance with an exemption from withdrawal liability provided by Section 4204 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). To the Company's knowledge, the action commenced by the Fund was neither requested by, nor done in consultation with, the UFCW or the BCT.

            On  September 29, 1995, the Fund filed  a  collection
action (the "Illinois Action") in the United States District Court for the Northern District of Illinois, Eastern Division, to compel the Company to make payments on the asserted liability. On January 18, 1996, the Company initiated arbitration of the withdrawal liability dispute by filing a Demand for Arbitration with the American Arbitration Association. No arbitration schedule had been set as of the Filing Date.

            Pursuant  to  the  AWG  Purchase  Agreement,  AWG  is
obligated to reimburse the Company in an amount up to approximately $3.4 million for any withdrawal liability incurred with respect to "covered operations" resulting from a failure to satisfy the requirements of ERISA Section 4204 in respect of the "covered operations." The Company has requested that AWG make the withdrawal liability payments. AWG has denied liability and has refused to reimburse the Company for any withdrawal liability or to make the withdrawal liability payments to the Fund. On March 11, 1996, AWG filed an action in the United States District Court for the District of Kansas for a declaratory judgment as to the rights and legal relations between the Company and AWG arising out of AWG's agreement to reimburse the Company.

            On March 14, 1996, the Company filed a Motion to Implead AWG as a third party defendant in the Illinois Action. On March 15, 1996, the Fund filed a Motion for Summary Judgment for the entire withdrawal liability assessment of approximately $4.4 million and for an unspecified amount of liquidated damages, attorney's fees and costs. The Company and the Fund have agreed to mediate the dispute and the court has appointed a third party mediator. No mediation date had been set as of the Filing Date.

           On the Filing Date, this action was stayed pursuant to
Section 362 of the Bankruptcy Code. For purposes of the Plan, the Fund's claim constitutes a Disputed Class 5 Claim. The Company intends to resolve this matter either pursuant to the Bankruptcy Court's normal claims resolution process or by filing an adversary proceeding in the Bankruptcy Court or the United States District Court for the District of Delaware.

                   VII.     BOARDS OF DIRECTORS

A.    Current Members

           The names and ages of the current members of the Board of Directors of the Company are set forth in the following table. Holding's Board of Directors is identical to that of the Company. Biographical information for these individuals is set forth under "Biographical Information."

          Name                           Age

        B. Charles Ames                   70
        James A. Demme                    55
        John A. Shields                   52
        Bernard S. Black                  42
        Bernard Paroly                    77
        Andrall S. Pearson                70
        Hubbard C. Howe                   67
        Michael G. Babiarz                30

B.    Proposed Members

            In connection with the Restructuring, the Boards of Directors of the Company and Holding will be reconstituted to include seven members. Upon consummation of the Restructuring, the initial Board of Directors of each of the Company and Holding will consist of James A. Demme, John A. Shields, four directors selected by the Committee and one director selected by the UFCW.

C.    Biographical Information

            B.  Charles Ames was elected as Chairman of the Board
of the Company and Holding in January 1991. Mr. Ames is a principal of CD&R and has been a director of the Company since 1988. He is also a general partner of the general partner of
Clayton & Dubilier Private Equity Fund IV Limited Partnership ("C&D Fund IV"). He was a limited partner of the general partner of Clayton & Dubilier Private Equity Fund III Limited Partnership ("C&D Fund III") until October 1990, when he assigned his limited partnership interest to B. Charles Ames as Trustee of the trust created pursuant to a Declaration of Trust, dated July 25, 1982. From October 1987 to December 1990, Mr. Ames was a consultant to CD&R. From January 1988 to May 1990, Mr. Ames served as Chairman and Chief Executive Officer of The Uniroyal Goodrich Tire Company, a major tire manufacturer. From July 1983 to October 1987, Mr. Ames served as Chairman of the Board and Chief Executive Officer of Acme-Cleveland Corporation, a manufacturer of machine tools, telecommunication equipment and electrical controls, of which he was President and Chief Executive Officer from 1981 to 1983. Mr. Ames is a director of Diamond Shamrock R&M Inc., Warner Lambert Company, M.A. Hanna Company, The Progressive Corporation, Lexmark International, Inc. and its parent Lexmark Holding, Inc. and WESCO Distribution, Inc. and its parent CDW Holding, Inc.

            James A. Demme became President, Chief Executive Officer and a director of the Company and Holding as of November 30, 1994. From 1992 to 1994, Mr. Demme served as Executive Vice President of Retail Operations of Scrivner, Inc. He was responsible for the operations of 170 retail stores which had a total sales volume exceeding $2 billion. From 1991 to 1992, Mr. Demme served as Senior Vice President of Marketing of Scrivner, Inc., where he was responsible for restructuring and refocusing the merchandising department to retail orientation. From 1988 to 1991, Mr. Demme was President and Chief Operating Officer of Shaws Supermarkets, which was then the fifteenth largest retail supermarket chain in the United States with sales of $1.7 billion.

            John A. Shields became a director of the Company and Holding in May 1993. He served as president, Chief Executive Officer, Chief Operating Officer and a member of the Board of Directors of First National Supermarkets from 1983 to 1993. Mr. Shields is also a director of D.I.Y. Home Warehouse, Inc., Shore Bank & Trust and Shore Bank Corporation.

           Bernard S. Black is a Professor of Law at the Columbia Law School. He joined the Columbia law faculty in July 1988. Professor Black served as counsel to Commissioner Joseph A. Grundfest of the Securities and Exchange Commission from January 1987, through July 1988. From 1983 to 1987, he practiced law in New York City, specializing in mergers and acquisitions and corporate and securities law. In September 1989, Professor Black became a director of the Company and Holding.

            Bernard Paroly served as Chairman and Chief Executive
Officer of Pathmark Supermarkets from mid-1981 to July 1986.   In
November 1987, Mr. Paroly became a director of the Company and Holding.

            Andrall E. Pearson is a director of the Company. He is a principal of CD&R and a limited partner of the general partner of C&D Fund IV. He was a Professor of Business Administration at the Graduate School of Business at Harvard University from 1985 until January 1993. From 1971 through 1985, Mr. Pearson was President and Chief Operating Officer of PepsiCo Inc. Mr. Pearson is a director of PepsiCo. Inc., May Department Stores Company, The Travelers, Inc. (formerly Primerica Corporation) and Lexmark International, Inc. and its parent Lexmark Holding, Inc.

            Hubbard C. Howe became a director of the Company and Holding in August 1995. He has been a principal of CD&R since
1990.  Mr.  Howe  is also a director of NuKote Holdings  and  APS
Holdings.

            Michael G. Babiarz became a director of the Company and Holding in January 1995. Mr. Babiarz has been employed by CD&R since 1990.

                       VII.    MANAGEMENT

A.    Management

            The following table sets forth the name, age and position(s) which held by each of the persons who serves as an executive officer of the Company:


Name                           Position(s)
                     Age



James A. Demme             55        President, Chief Executive
                                     Officer and Director

Larry W. Kordisch          48        Executive Vice
                                     President_Finance, Chief Financial
                                     Officer, Treasurer Secretary

Steven M. Mason            41        Vice President_Marketing

Terry M. Marczewski        41        Chief Accounting Officer,
                                     Assistant Treasurer and Assistant
                                     Secretary

Alfred F. Fideline,Sr.     58        Vice President_Retail Operations

Prentess E. Alletag,Jr.    49        Vice President_Human Resources

            In addition, Messrs. Demme, Kordisch and Marczewski hold the same positions with Holding as they hold with the Company.

            All of the executive officers identified above will continue in their present positions with the Company and Holding after the Restructuring.

B.    Biographical Information

            Set forth below is a description of recent business positions held by the Company's executive officers listed above.
(For  biographical  information with respect to  Mr.  Demme,  see
"BOARDS OF DIRECTORS _ Biographical Information.")

            Larry W. Kordisch joined the Company in February 1995 and became Executive Vice President_Finance, Chief Financial Officer, Treasurer and Secretary of the Company and Holding in May 1995. Prior to joining the Company, Mr. Kordisch was employed by Scrivner, Inc., serving as Executive Vice President_Finance and Administration and a director. As Executive Vice President_Finance and Administration, Mr. Kordisch was responsible for the accounting, administrative, finance, legal and risk management functions.

            Steven W. Mason became Vice President_Marketing of the Company in October 1993. Mr. Mason joined Safeway in 1970 and the Oklahoma Division of Safeway in 1986. At the time of the Acquisition, he was serving as Special Projects Coordinator for the Oklahoma Division. He joined the Company in November 1987, and served as Vice President_Retail Operations from October 1988, to October 1993.

            Terry M. Marczewski joined the Company in April 1995 and became Chief Accounting Officer, Assistant Treasurer and Assistant Secretary of the Company and Holding in May 1995. Prior to joining the Company, Mr. Marczewski served as Controller of Fleming Companies, Inc.-Scrivner Group from July 1994, to April 1995. From 1990 to July 1994, Mr. Marczewski served as Vice President and Controller of Scrivner, Inc., then the third largest grocery wholesaler, prior to its acquisition by Fleming Companies, Inc.

            Alfred F. Fideline, Sr. became Vice President_Retail Operations in May 1994. Mr. Fideline joined Safeway in 1957 and, at the time of the Acquisition, was serving as a District Manager of Oklahoma Division. In November 1987, he joined the Company as a District Manager.

            Prentess E. Alletag, Jr. became Vice President_Human Resources of the Company in November 1987. He joined the Oklahoma Division of Safeway in October 1969, and, at the time of the Acquisition, was serving as Human Resources and Public Affairs Manager. He joined the Company in November 1987.

C.    Executive Compensation

             The following table provides certain summary information concerning compensation paid or accrued by the Company to, or on behalf of, the Company's Chief Executive Officer, each of the three other most highly compensated executive officers of the Company and one former executive officer (collectively, the "Named Executive Officers") for the fiscal years ended December 30, 1995, December 31, 1994, and January 1, 1994 (Holding did not pay compensation during these periods):

                   SUMMARY COMPENSATION TABLE


                              Annual Compensation

Name and                      Salary   Bonus    Other Annual       All Other
Principal            Year                     Compensation    Compensation(3)(4)
Position

James A.Demme(1)    1995   $ 200,000    $100,000      (2)         $   4,396
President and       1994      11,538         -        (2)               -
Chief Execuitve
Officer

Mark S. Sellers (6)1995    $  81,922    $140,656  $271,613(5)      $208,207
Former Executive   1994      153,000     130,050   114,474(5)        43,447
Vice-Pres. Finance 1993      160,192     153,000    80,852(5)        34,604
Treasurer,Chief
Financial Office
and Secretary

Larry W.           1995    $ 126,923    $100,000       (2)          $3,907
Kordisch(7)
Executive
Vice Pres.
Finance,
Treasurer,
Chief
Financial
Officer and
Secretary

Steven M. Mason    1995    $ 130,500   $  19,575       (2)          $6,414
Vice President-    1994      130,500     110,925       (2)           8,963
Marketing          1993      107,250     103,500       (2)           3,904

Terry M.           1995    $  69,326   $  20,000       (2)          $   43
Marczewski(8) Chief
Accounting Officer,
Assistant Treasurer,
Assistant Secretary



      (1)  Mr.  Demme  joined  the  Company   as
President, Chief Executive Officer and a director as of  November
30, 1994.

      (2)   Personal  benefits provided to  the  Named  Executive
Officer under various Company programs do not exceed 10% of total annual salary and bonus reported for the Named Executive Officer.

      (3) All other compensation includes contributions to the Company's defined contribution plan on behalf of each of the Named Executive Officers to match 1993 pre-tax elective deferral contributions (included under Salary) made by each to such plan, as follows: Steven M. Mason, $2,956. There were no matching contributions in 1994 and 1995.

      (4) The Company provides reimbursement for medical benefit insurance premiums for the Named Executive Officers. These persons obtain individual fully-insured private medical benefit insurance policies with benefits substantially equivalent to the medical benefits currently provided under the Company's group plan. The Company also provides for life insurance premiums for executive officers, including the Named Executive Officers and one other executive officer, who obtain fully-insured private term life insurance policies with benefits of $500,000 per person. Amounts paid during 1995 are as follows: James A.
Demme, $1,547; Mark S. Sellers, $11,069; Larry W. Kordisch, $2,073; Steven M. Mason, $1,616; and Terry M. Marczewski, $43.

      (5) Includes reimbursement of relocation expenses in the amount of $271,613 in 1995, $95,378 in 1994 and $78,058 in 1993.

      (6)   Mr. Sellers was Executive Vice President-Finance  and
Chief Financial Officer of the Company until his resignation in May 1995.

      (7) Mr. Kordisch joined the Company in February 1995 and was appointed Executive Vice President-Finance, Chief Financial
Officer,  Treasurer and Secretary of the Company  as  of  May  5,
1995.

     (8) Mr. Marczewski joined the Company in April 1995 and was appointed Chief Accounting Officer and Controller in May 1995.

                Directors who are not employees of the Company or otherwise affiliated with the Company (presently consisting of Messrs. Black, Paroly and Shields) are currently paid annual retainers of $15,000 and meeting fees of $1,000 for each meeting of the Board of Directors or any committee attended.

D.        Employment Agreements

                In  November  1994, the Company entered  into  an
employment agreement with James A. Demme, the Company's President and Chief Executive Officer, for an indefinite term. The agreement provides a base annual salary of not less than $200,000, subject to increase from time to time at the discretion of the Board of Directors. The agreement entitles Mr. Demme to participate in the Company's Management Incentive Plan with a maximum annual bonus equal to 100% of base salary. The agreement also provides for awards under a long term incentive compensation plan which is to be established by the Company and authorizes reimbursement for certain business-related expenses. The agreement was amended in April 1996, to provide that, if the agreement is terminated by the Company for other than cause or disability prior to December 31, 1997, or is terminated by Mr. Demme following a change of control or a trigger event (as defined), Mr. Demme is entitled to receive (a) payment, which would not be subject to any offset as a result of his receiving compensation from other employment, equal to two years' salary, plus a pro rata amount of the incentive compensation for the portion of the incentive year that precedes the date of termination, and (b) continuation of welfare benefit arrangements for a period of two years after the date of termination. The Restructuring is a trigger event under the agreement only if Mr. Demme terminates his employment thereafter for good reason (as defined) or if, following the Effective Date, a subsequent trigger event occurs, such as a change of control or sale of assets.

                On September 26, 1995, the Company entered an employment agreement with Larry W. Kordisch, the Company's Executive Vice President-Finance and Chief Financial Officer. The agreement provides for a base annual salary of not less than $150,000, subject to increase from time to time at the discretion of the Board of Directors. Mr. Kordisch is also entitled to participate in the Management Incentive Plan based upon the attainment of performance objectives as the Board of Directors shall determine from time to time. The agreement was amended in April 1996, to provide that, if the agreement is terminated by the Company for other than cause or disability prior to December 31, 1997, or is terminated by Mr. Kordisch following a change of control or a trigger event (as defined), Mr. Kordisch is entitled to receive (a) payment, which would not be subject to any offset as a result of his receiving compensation from other employment, equal to two years' salary, plus a pro rata amount of the incentive compensation for the portion of the incentive year that precedes the date of termination, and (b) continuation of welfare benefit arrangements for a period of two years after the date of termination. The Restructuring is a trigger event under the agreement only if Mr. Kordisch terminates his employment thereafter for good reason (as defined) or if, following the Effective Date, a subsequent trigger event occurs, such as a change of control or sale of assets.

               On September 26, 1995, the Company entered into an employment agreement with Terry M. Marczewski, the Company's Controller and Chief Accounting Officer. The agreement, which is for an indefinite term, provides for a base annual salary of $90,000, subject to increase from time to time at the discretion of the Board of Directors. Mr. Marczewski is also entitled to participate in the Management Incentive Plan based upon the attainment of performance objectives as the Board shall determine from time to time. The agreement was amended in April 1996, to provide that, in the event his employment is terminated prior to December 31, 1997 for any reason other than cause or disability, the Company will pay Mr. Marczewski his annual salary for a period of one year after the termination date or until December 31, 1997, whichever is longer, plus a pro rata amount of the incentive compensation for the portion of the incentive year that precedes the date of termination.

               In April 1996, the Company entered into employment agreements with Steven M. Mason, the Company's Vice President of Marketing, and Alfred F. Fideline, Sr., the Company's Vice President of Retail Operations. The agreements, which are for an indefinite term, provide a base annual salary of $130,500 for Mr. Mason and $80,000 for Mr. Fideline, subject to increase from time to time at the discretion of the Board of Directors. In the event their employment is terminated prior to December 31, 1997 for any reason other than cause or disability, the Company will pay Mr. Mason and Mr. Fideline their annual salaries for a period of one year after the termination date or until December 31, 1997, whichever is longer, plus a pro rata amount of the incentive compensation for the portion of the incentive year that precedes the date of termination.

                In April 1996, the Company entered into an agreement with Francis T. Wong, the Company's Director of
Finance, which provides that in the event his employment is terminated prior to December 31, 1997, for any reason other than cause or disability, the Company will pay Mr. Wong his annual salary for a period of one year after the termination date or until December 31, 1997, whichever is longer, plus a pro rata amount of the incentive compensation for the portion of the incentive year that precedes the date of termination.

                The Company intends to assume all of these employment agreements pursuant to the Plan.

E.        Management Incentive Plan

               The Company maintains a Management Incentive Plan to provide incentive bonuses for members of its management and key employees. Bonuses are determined according to a formula based on both corporate, store and individual performance and accomplishments or other achievements and are paid only if minimum performance and/or accomplishment targets are reached. Minimum bonuses range from 0 to 100% of salary for officers (as set forth in the Management Incentive Plan), including the Chief Executive Officer. Maximum bonus payouts range from 75% to 200% of salary for officers and up to 200% of salary for the Chief Executive Officer. Performance levels must significantly exceed target levels before the maximum bonuses will be paid. Under limited circumstances, individual bonus amounts can exceed these levels if approved by the Compensation Committee of the Board of Directors (the "Compensation Committee"). Incentive bonuses paid to managers and supervisors vary according to their reporting and responsibility levels. Unless otherwise determined by the Board of Directors, the Compensation Committee consists of members of the Board who are ineligible to participate in the Management Incentive Plan. Incentive bonuses earned for certain highly compensated executive officers under the Management Incentive Plan for performance during fiscal year 1995 are included in the Summary Compensation Table set forth above.

F.        Retirement Plan

                The Company maintains a retirement plan in which all non-union employees, including members of management, participate. Under the retirement plan, employees who retire at or after age 65 after completing five years of vesting service (defined as calendar years in which employees complete at least 1,000 hours of service) will be entitled to retirement benefits equal to 1.50% of career average compensation (including basic, overtime and incentive compensation) plus .50% of career average compensation in excess of the social security covered compensation, such sum multiplied by years of benefit service (not to exceed 35 years). Retirement benefits will also be payable upon early retirement beginning at age 55, at rates actuarially reduced from those payable at normal retirement. Benefits are paid in annuity form over the life of the employee or the joint lives of the employee and his or her spouse or other beneficiary.

                 Under the retirement plan, estimated annual benefits payable to the Named Executive Officers upon retirement at age 65, assuming no changes in covered compensation or the social security wage base, would be as follows: James A. Demme, $27,280; Larry W. Kordisch, $44,375; Steven M. Mason, $85,129;
and Terry M. Marczewski, $35,372.

                      IX.     STOCK OWNERSHIP

                                          Set   forth  below   is
certain information as of March 31, 1996, concerning certain holders of the currently outstanding shares of Old Common Stock (including officers and directors of the Company and holders of 5% or more of the Old Common Stock).


Name of Beneficial Owner                  Shares       Percent of
                                   Beneficially Owned      Class

The Clayton & Dubilier Private           11,700,000       35.9%
Equity Fund III Limited
Partnership, 270 Greenwich
Avenue, Greenwich, CT 06830

The Clayton & Dubilier Private           13,153,089        40.4
Equity Fund IV Limited
Partnership, 270 Greenwich
Avenue, Greenwich, CT 06830

B. Charles Ames (1)(2)                   13,153,089        40.4

Joseph L. Rice, III (1)(3)               24,853,089        76.3

Alberto Cribiore (1)(3)                  24,853,089        76.3

William A. Barbe (1)                     13,153,089        40.4

Donald J. Gogel (1)                      13,153,089        40.4

Leon J. Hendrix, Jr. (1)                 13,153,089        40.4

Hubbard C. Howe (1)                      13,153,089        40.4

Andrall E. Pearson (1)                   13,153,089        40.4

James A. Demme                              _                _

Larry W. Kordisch                           _                _

Terry M. Marczewski                         _                _

Steven M. Mason (4)                          41,912          *

Alfred F. Fideline, Sr.                       1,000          *

Bernard S. Black (5)                         70,000          *

Bernard Paroly                               50,000          *

John A. Shields                             _                _

Michael G. Babiarz                          _                _



Officers and directors as                13,366,001        41.0
     a group (13 persons) (6)(7)


                                                *Indicates less than 1%

 (1) Messrs. Ames, Rice, Cribiore, Gogel, Hendrix, Barbe, Pearson and Howe may be deemed to share beneficial ownership of the shares owned of record by C&D Fund IV by virtue of their status as general partners of the general partner of C&D Fund IV, but Messrs. Ames, Rice, Cribiore, Gogel, Hendrix, Barbe, Pearson and Howe each expressly disclaim such beneficial ownership of the shares owned by C&D Fund IV. Messrs. Ames, Rice, Cribiore, Gogel, Hendrix, Barbe, Pearson and Howe share investment and voting power with respect to securities owned by C&D Fund IV. The business address for Messrs. Ames, Rice, Cribiore, Gogel, Hendrix, Barbe, Pearson and Howe is c/o Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, NY 10152.

      (2) Mr. Ames was a limited partner in the general partner of C&D Fund III until October 1990, when he assigned his limited partnership interest to B. Charles Ames as Trustee of the trust created pursuant to a Declaration of Trust, dated July 25, 1982. Thus, he does not share investment discretion with respect to securities held by C&D Fund III.

      (3) Messrs. Rice and Cribiore may be deemed to share beneficial ownership of the shares owned of record by C&D Fund III by virtue of their status as general partners of the general partner of C&D Fund III, but Messrs. Rice and Cribiore each expressly disclaim such beneficial ownership of the shares owned by C&D Fund III. Messrs. Rice and Cribiore share investment and voting power with respect to securities owned by C&D Fund III.

      (4) Includes 27,900 shares held in Mr. Mason's individual retirement account. Shares held by officers in their respective individual retirement accounts ("IRA") are subject to a power of attorney to instruct the trustee of the IRA to take certain actions with respect to the shares held in the IRA in accordance with the stock subscription agreements executed by such officers.

      (5)   Includes 13,000 shares held in Mr. Black's IRA.   See
note 4.

      (6)   Includes shares owned by C&D Fund IV, over which  Mr.
Ames, a director of the Company, shares investment and voting control. See notes 1 and 2.

      (7) Includes 90,900 shares held by officers and directors in their respective individual retirement accounts. See note 4.

               As a result of the equity recapitalization and the issuance of the shares of New Common Stock to the holders of General Unsecured Claims pursuant to the Plan, the persons who, on the Effective Date, will own at least five percent of the shares of New Common Stock may be significantly different than the persons who currently own at least five percent of the shares of Old Common Stock. The Debtors are unable to determine at this time the identity of the persons who will own at least five percent of the New Common Stock to be outstanding upon consummation of the Restructuring because, among other reasons, a significant amount of the Old Notes are currently held in nominee name, the Old Notes may be transferred or acquired prior to the Effective Date and the actual amount of General Unsecured Claims (other than General Unsecured Claims in respect of the Old Notes) has not been finally determined.

       X.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                                        C&D  Fund III, a private
investment fund managed by CD&R, owns approximately 35.9% of the Old Common Stock outstanding as of the Filing Date, and C&D Fund IV, another private investment fund managed by CD&R, owns approximately 40.4% of the Old Common Stock outstanding as of the Filing Date. Amounts contributed to C&D Fund III and C&D Fund IV by the limited partners thereof are invested at the discretion of the general partner in the equity of corporations organized for the purpose of carrying out leveraged acquisitions involving the participation of management, or, in the case of C&D Fund IV, in corporations where the infusion of capital coupled with the provision of managerial assistance by CD&R can be expected to generate returns on investments comparable to returns historically achieved in leveraged buy-out transactions. The general partner of C&D Fund III is Clayton & Dubilier Associates III Limited Partnership, a Connecticut limited partnership ("Associates III"). The general partner of C&D Fund IV is Clayton & Dubilier Associates IV Limited partnership, a Connecticut limited partnership ("Associates IV"). B. Charles Ames, a principal of CD&R, a holder of an economic interest in Associates III and a general partner of Associates IV, also serves as Chairman of the Board of the Company. Andrall E. Pearson, a principal of CD&R and director of the Company, is a general partner of Associates IV. Michael G. Babiarz, a director of the Company, is a professional employee of CD&R. Hubbard C. Howe, a principal of CD&R and a director of the Company, is a general partner of Associates IV.

                                         The  Company  paid  CD&R
annual fees of $200,000 in 1993, $150,000 in 1994 and $125,000 in
1995 for management and financial consulting services. CD&R agreed to forgo any such fees after November 1995, in view of the Company's financial position and in order to facilitate the Restructuring.

                                         CD&R,  C&D Fund III  and
the Company entered into an Indemnification Agreement dated as of August 14, 1990 (the "1990 Indemnification Agreement"), pursuant to which the Company agreed, subject to certain applicable restrictions, to indemnify CD&R, C&D Fund III, Associates III and their respective directors, officers, partners, employees, agents and controlling persons against certain liabilities arising under the federal securities laws and certain other claims and liabilities.

                                         CD&R, C&D Fund III,  C&D
Fund IV and the Company entered into a separate Indemnification Agreement, dated as of March 4, 1992 (the "1992 Indemnification Agreement"), pursuant to which the Company agreed, subject to any applicable restrictions in the Old Indenture, the 1992 Credit Agreement and certain other agreements, to indemnify CD&R, C&D Fund III, and C&D Fund IV, Associates III, Associates IV and their respective directors, officers, partners, employees, agents and controlling persons against certain liabilities arising under the federal securities laws and certain other claims and liabilities.

                                          The  Company  has  made
temporary loans to certain members of the Company's management to enable such persons to make principal payments under loans from third-party financial institutions. Such loans bear interest at a variable rate equal to the rate applicable to the Company's borrowings under the 1995 Credit Agreement plus one percent and are scheduled to mature on July 21, 1996. As of March 31, 1996, the aggregate principal amount of such loans outstanding was $81,500.

                   XI.     SUMMARY OF THE PLAN

                                         The  provisions  of  the
Plan are summarized in this Article XI. THE SUMMARY IS ONLY A GENERAL DESCRIPTION OF THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN, A COPY OF WHICH IS SET FORTH IN APPENDIX A.

A.        Classification and Treatment of Claims and Interests

     1.        General

           Under Section 1122 of the Bankruptcy Code, the Debtors are required to classify the Claims against, and Interests in, the Debtors into Classes which contain Claims or Interests that are substantially similar to the other Claims or the other Interests in such class. The Plan designates five classes of Claims and three Classes of Interests and provides separately for the treatment of each class. The classification and the treatment of the Claims and the Interests take into account their differing nature and priority under the Bankruptcy Code and other applicable laws. A Claim or an Interest is classified in a class only to the extent that Claim or that Interest falls within the description of that class and is classified in another class to the extent that Claim or that Interest falls within the description of the other class.

                 While   the  Debtors  believe  that  they   have
classified all Claims and Interests in compliance with the provisions of Section 1122 of the Bankruptcy Code, it is possible that a party in interest may challenge such classification of Claims or Interests and the Bankruptcy Court may find that a different classification is required in order for the Plan to be confirmed. In such event, it is the present intention of the Debtors to modify the Plan to provide for whatever reasonable classification might be required by the Bankruptcy Court for confirmation of the Plan. See "RISK FACTORS _ Bankruptcy Risks _ Certain Risks Regarding Classification of Claims and Interests."

                Holders of Claims against, and Interests in, the Debtors are entitled to receive a distribution under the Plan only on account of Allowed Claims and Allowed Interests. An "Allowed Claim" or "Allowed Interest" is a Claim or Interest which (a) either is (i) listed by the Debtors in their respective schedules filed with the Bankruptcy Court pursuant to Section 521 of the Bankruptcy Code as liquidated in amount, not disputed and not contingent or (ii) the subject of a proof of Claim or proof of Interest filed with the Bankruptcy Court, and (b) has not been objected to by the Debtors or any other party in interest. If an objection is made, the validity and amount of the Claim or Interest will be determined by order of the Bankruptcy Court or the District Court. See " _ Other Provisions of the Plan _ Disputed Claims."

     2.        Treatment of Unclassified Claims

               Administrative Claims and Priority Tax Claims have not been classified under the Plan.

          a.        Administrative Claims

                  Administrative Claims are Claims for administrative expenses allowed under Section 503(b) of the Bankruptcy Code, including (i) the actual and necessary costs and expenses of preserving and operating the business of the Debtors' estates, (ii) taxes incurred by the Debtors' Estates other than taxes of a kind specified in Section 507(a)(8) of the Bankruptcy Code, (iii) any compensation for legal and other professional services and reimbursement of expenses awarded under Section 330 of the Bankruptcy Code and (iv) fees due to the United States Trustee under Section 1930, Chapter 123, Title 28, United States Code.

               Pursuant to the Plan, unless otherwise agreed by a holder of an Allowed Administrative Claim, each such holder will be paid in full, in cash, on the later of the Effective Date and the date on which such Claim becomes an Allowed Claim; provided, however, that fees due to the United States Trustee will be paid in accordance with applicable law and that Administrative Claims representing liabilities incurred in the ordinary course of business by the Debtors (including amounts owed to suppliers that have sold products of furnished goods and services to the Debtors after the Filing Date) will be paid by the Debtors in accordance with the terms and conditions of the particular transactions and any agreements relating thereto.

                The reasonable fees and expenses incurred on or after the Filing Date by the Noteholder Advisors with respect to the Debtors' bankruptcy cases will be paid (without application by or on behalf of any such professionals to the Bankruptcy Court, and without notice and a hearing, unless specifically ordered by the Bankruptcy Court upon request of a party in interest) by the Debtors as an Administrative Expense under the Plan (unless such advisor is retained by a Statutory Committee pursuant to Sections 327 or 1103 of the Bankruptcy Code). If the Debtors and any Noteholder Advisor cannot agree on the amount of fees and expenses to be paid to such Noteholder Advisor, the amount of such fees and expenses will be determined by the Bankruptcy Court.

                Assuming  that (i) no significant  litigation  is
commenced and no significant objections are filed with respect to the Plan, (ii) the Bankruptcy Court approves the Company's motion for payment of interim compensation and reimbursement of expenses of professionals and (iii) the Plan is confirmed in July 1996, the Debtors estimate that the aggregate amount of unpaid Administrative Claims as of the Effective Date (excluding expenses incurred by the Company in the ordinary course of business) will not exceed $0.5 million.

          b.        Priority Tax Claims

                 Priority Tax Claims are Claims entitled to priority pursuant to Section 507(a)(8) of the Bankruptcy Code.

               Pursuant to the Plan, unless otherwise agreed by a
holder of an Allowed Priority Tax Claim, each such holder will (at the option of the Debtors) (i) be paid in full, in cash, on the later of the Effective Date and the date on which such Claim becomes on Allowed Claim or (ii) be paid deferred cash payments in an amount equal to (in the aggregate) the amount of such
Claim, over a period not exceeding six years after the date of assessment of such Claim, including an interest component as required by the provisions of Section 1129(a)(9)(c) of the Bankruptcy Code. In fixing such interest component, the Debtors intend to use the federal judgement rate in effect on the Confirmation Date, unless the Bankruptcy Court determines otherwise. To the extent that the Debtors elect to make deferred cash payments on any Allowed Priority Tax Claim, the Debtors may prepay the remaining amount of such Allowed Priority Tax Claim at any time, without penalty or premium.

                Assuming the Plan is confirmed in July 1996, the Debtors estimate that the aggregate amount of unpaid Priority Tax
Claims as of the Effective Date will not exceed $2.7 million.

     3.        Classification and Treatment of Classified Claims and Interests

          a.        Class 1 Claims_Allowed Priority Claims

               Class 1 consists of all Claims which are entitled to priority under Section 507(a) of the Bankruptcy Code (other than Administrative Claims and Priority Tax Claims).

               Pursuant to the Plan, unless otherwise agreed by a holder of a Class 1 Claim, each Class 1 Claim will be paid in full, in cash, on the later of the Effective Date and the date on which such Claim becomes an Allowed Claim.

                Assuming that the Bankruptcy Court approves the Company's motion for payment of certain pre-petition Claims of the Company's employees, the Debtors estimate that an aggregate amount of Class 1 Claims as of the Effective Date will not exceed $0.5 million.

               Class 1 is not impaired and the holders of Class 1
Claims are conclusively presumed, under Section 1126(f) of the Bankruptcy Code, to have accepted the Plan.

          b.        Class 2 Claims_Allowed Claims of the Old Banks

                Class 2 consists of the Allowed Claims of the Old
Banks under the 1995 Credit Agreement. As of May 10, 1996, approximately $6.5 million of loans were outstanding under the 1995 Credit Agreement. In addition, as of such date, approximately $10.4 million of letters of credit were issued and outstanding, including $8.4 million in respect of the AWG Letter of Credit.

                Pursuant to the Plan, Class 2 Claims will be (i) paid in full, in cash, or (ii) satisfied by the execution and delivery of the New Credit Agreement by, among other persons, the Old Banks, and the modification of the 1995 Credit Agreement in accordance with the terms of the New Credit Agreement (in which case, the Class 2 Claims, as so modified, will continue to have the benefit of the collateral securing such Claims as of the Filing Date pursuant to the original security documents and certain additional collateral). See "DESCRIPTION OF NEW CREDIT AGREEMENT."

                Class  2 is impaired and the holders of  Class  2
Claims are entitled to vote on the Plan.

          c.        Class 3-Allowed Secured Noteholder Claims

                Class 3 consists of the Allowed Secured Claims in respect of the Old Notes.

                The aggregate amount of Allowed Claims in respect of the Old Notes is $101.6 million (the "Allowed Noteholder Claims"), consisting of $95.0 million in aggregate principal amount of Old Notes outstanding as of the Filing Date and $6.6 million in accrued and unpaid interest on the Old Notes as of the Filing Date. The Allowed Noteholder Claims are Secured Claims to the extent of the value of the Old Indenture Collateral. In March 1996, the Debtors and the Committee estimated that, based on a going concern valuation of the Company's assets, the value of the Old Indenture Collateral was approximately $65.0 million. Based on this estimated value of the Old Indenture Collateral, the aggregate amount of Allowed Secured Claims in Class 3 would be not less than $65.0 million. Notwithstanding such collateral value, the Committee and the Debtors agreed that, solely for purposes of facilitating the confirmation of the Plan, the aggregate amount of Allowed Secured Claims in Class 3 would be reduced to, and would be deemed (for purposes of the Plan) to be $61.5 million (the "Allowed Secured Noteholder Claims").

                The excess of the Allowed Noteholder Claims over the Allowed Secured Noteholder Claims is $40.1 million (the "Allowed Unsecured Noteholder Claims"). Pursuant to the Plan, the Allowed Unsecured Noteholder Claims will be treated as Class 5 Claims and will be deemed to be allowed in full.

               Pursuant to the Plan, unless otherwise agreed by a holder of a Class 3 Claim, each such holder will receive its Ratable Share of (i) $60 million principal amount of New Notes and (ii) the Cash Amount. For further information regarding the New Notes, see "DESCRIPTION OF NEW NOTES" and the form of New Indenture set forth in the Plan Supplement.

                Class  3 is  impaired and the holders of Class  3
Claims are entitled to vote on the Plan.

          d.        Class 4_Allowed Miscellaneous Secured Claims

                Class 4 consists of Allowed Secured Claims (other than Class 2 Claims and Class 3 Claims). Class 4 Claims include, but are not limited to, Claims secured by equipment in connection with equipment financings and Claims secured by mechanic's, materialmen's and artisan's liens on miscellaneous personal property. Under the Plan, each Class 4 Claim will be treated for all purposes of the Plan and the Bankruptcy Code as a separate subclass.

                Pursuant to the Plan, at the option of the Company, Class 4 Claims will (i) be unaltered as to the legal, equitable and contractual rights to which such Class 4 Claim entitles the holder thereof or (ii) be treated in any another manner that will not result in the impairment of such Claim under
Section 1124 of the Bankruptcy Code. The Plan does not alter the rights of any holder of a Class 4 Claim in any collateral securing the Class 4 Claim as of the Filing Date, and the liens thereunder shall be ratified and affirmed.

                The Debtors estimate that the aggregate amount of Class 4 Claims as of the Effective Date will be approximately
$1.5 million.

               Class 4 is not impaired and the holders of Class 4
Claims are conclusively presumed, under Section 1126(f) of the Bankruptcy Code, to have accepted the Plan.

          e.        Class 5-General Unsecured Claims

                Class 5 consists of all Allowed Claims other than Claims in any other class and other than Administrative Claims and Priority Tax Claims. Class 5 Claims generally consist of Claims of trade creditors for products and services provided to the Debtors prior to the Filing Date (which Claims either have not been paid pursuant to the Trade Creditor Order or have been paid but have been later reinstated as a result of such trade creditor's failure to comply with the terms of such order), and other contract and damage Claims, including Claims, if any, for damages arising from the rejection of executory contracts and unexpired leases subsequent to the Filing Date. Class 5 Claims also include Allowed Unsecured Noteholder Claims of approximately $40.1 million.

               The Debtors dispute certain of the Claims included in Class 5, and certain of such Claims are the subject of litigation. Following the Filing Date, additional disputed Class 5 Claims may from time to time be designated by the Debtors, and the Debtors may become defendants in additional legal proceedings arising in the ordinary course of business. Disputed Claims will be treated in the manner described below under "SUMMARY OF THE PLAN-Other Provisions of the Plan _ Disputed Claims."

                Certain of the litigation Claims in Class 5 are covered by insurance maintained by the Debtors. To the extent any Class 5 Claims are covered by insurance, the covered portion of such Claims would be paid by the insurance carrier of the relevant Debtor. The Debtors reserve the right to (i) consent to the modification of the automatic stay provision of Section 362(a) of the Bankruptcy Code so as to permit the prosecution of Claims covered by insurance solely to the extent of such coverage, or (ii) utilize any other Claims resolution procedure approved by the Bankruptcy Court.

               The Debtors estimate that, after all objections to Claims are resolved, the ultimate amount of Claims included in Class 5 will aggregate approximately $63.1 million, including Allowed Unsecured Noteholder Claims of approximately $40.1 million. THIS IS AN ESTIMATE REFLECTING THE COSTS AND UNCERTAINTIES OF LITIGATION AND DOES NOT ADMIT THAT EITHER DEBTOR IS LIABLE IN ANY AMOUNT WITH RESPECT TO ANY DISPUTED CLAIM. IN ADDITION, THERE IS NO ASSURANCE THAT SUCH ESTIMATE IS CORRECT AND, ACCORDINGLY, THERE IS A RISK THAT THE AGGREGATE AMOUNT OF CLASS 5 CLAIMS WILL BE GREATER THAN THE AMOUNT ESTIMATED BY THE DEBTORS.

                Pursuant to the Plan, unless otherwise agreed to by a holder of a Class 5 Claim, each such holder will receive such holder's Ratable Share of 4,450,000 shares of New Common Stock. For further information regarding the New Common Stock, see "DESCRIPTION OF NEW COMMON STOCK."

                Class  5 is  impaired and the holders of Class  5
Claims are entitled to vote on the Plan.

          f.         Class 6_Allowed Interests of Holding as Sole
Shareholder of the Company

                Class 6 consists of the Allowed Interests of Holding as the sole holder of the issued and outstanding shares of Homeland Common Stock.

                Pursuant to the Plan, the legal, equitable and contractual rights of the holder of Class 6 Interests will not be altered.

                Class 6 is not impaired and the holder of the Class 6 Interest is conclusively presumed, under Section 1126(f) of the Bankruptcy Code, to have accepted the Plan.

          g.        Class 7_Allowed Interests of Holders of Old Common Stock

                Class 7 consists of the Allowed Interests of holders of Old Common Stock.

                Pursuant to the Plan, unless otherwise agreed to by a holder of a Class 7 Interest, each such holder will receive such holder's Ratable Share of (i) 250,000 shares of New Common Stock and (ii) the New Warrants to purchase (in the aggregate) 263,158 shares of New Common Stock. For further information regarding the New Common Stock and the New Warrants, see "DESCRIPTION OF NEW COMMON STOCK" and "DESCRIPTION OF NEW WARRANTS" and the form of New Warrant Agreement set forth in Appendix E hereto.

                Class  7 is impaired and the holders of  Class  7
Interests are entitled to vote on the Plan.

          h.        Class 8_Allowed Interests of Holders of Old Warrants

                Class 8 consists of the Allowed Interests of the holders of Old Warrants.

                Pursuant to the Plan, the legal, equitable and contractual rights of the holder of Class 8 Interests will not be impaired.

                Class  8 is not impaired and holders of  Class  8
Interests are conclusively presumed, under Section 1126(f) of the Bankruptcy Code, to have accepted the Plan.

B.        Means for Implementation of the Plan

     1.        Issuance of New Securities

                Holding will be deemed to have authorized and, on the Effective Date, will be deemed to issue the requisite shares of New Common Stock and the requisite New Warrants, regardless of the date on which distributions are effected. The Company will be deemed to have authorized and, on the Effective Date, will be deemed to issue the New Notes, regardless of the date on which distributions are effected. See "DESCRIPTION OF NEW COMMON STOCK," "DESCRIPTION OF NEW WARRANTS" and "DESCRIPTION OF NEW NOTES."

     2.        Listing of New Common Stock; 1934 Act Filing

               Holding will use its best efforts to (a) cause, as promptly as practicable after the Effective Date, the shares of New Common Stock to be listed on the NASDAQ National Market System (or, in the event Holding fails to meet the listing requirements of the NASDAQ National Market System, on such other exchange or system on which the New Common Stock may be listed) and (b) file, within 60 days of the Effective Date, a Form 10 registration statement with respect to the New Common Stock under the 1934 Act.

     3.        Effectiveness of Agreements

                On the Effective Date, the following agreements shall become effective: (a) the New Credit Agreement; (b) the New
Indenture;  (c)  the New Warrant Agreement; (d) the  Registration
Rights Agreements; and (e) the Modified Union Agreements.

     4.        Charter Amendments

                On the Effective Date, Holding will file the Amended Holding Charter with the Delaware Secretary of State and the Company will file the Amended Company Charter with the Delaware Secretary of State.

     5.        Management/Board of Directors

                The Plan provides for the officers of the Company
and Holding immediately before consummation of the Plan to continue to serve in their respective capacities after confirmation of the Plan. On the Effective Date, the Boards of Directors of the Company and Holding will consist of (a) James
A. Demme, (b) John A. Shields, (c) one person designated by UFCW and (d) four persons designated by the Committee. Prior to confirmation of the Plan in accordance with Section 1129(a)(5) of the Bankruptcy Code, the Company and Holding will disclose (a) the identity of and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director of the Company or Holding, as the case may be, and (b) the identity of any "insider" (as such term is defined in Section 101(31) of the Bankruptcy Code) that will be employed and retained by the Company, and the nature of any compensation for such insider. On and after the Effective Date, each officer and director will hold his or her office on the terms and subject to the conditions set forth in the Amended Holding Charter, the Amended Company Charter and the amended and restated bylaws of the applicable Debtor. For certain information regarding the current executive officers and directors of the Company and Holding, including a description of their employment agreements and compensation, see "MANAGEMENT."

     6.        Management Stock Option Plan

                On the Effective Date, 263,158 shares of New Common Stock will be reserved for issuance under the Management Stock Option Plan. The terms and the conditions of the Management Stock Option Plan (including the identity of the participants and the number of options to be granted) will be determined by the Board of Directors of Holding on or after the Effective Date. See "INTRODUCTION AND SUMMARY _ Principal Elements of the Restructuring _ Management Stock Option Plan."

     7.        Surrender and Cancellation of Instruments

                As  a  condition  to receiving  any  distribution
pursuant to the Plan, each holder of an Old Note, share certificate, or other instrument evidencing a Claim or Interest (other than an Old Warrant) as of the record date established for distribution under the Plan must surrender such Old Note, share certificate or other instrument to the Company or the entity selected by the Debtors as its distribution agent (the
"Distribution Agent") or deliver to the Debtors or the Distribution Agent, as the case may be, an affidavit of loss and indemnity (in form and substance satisfactory to the Debtors), in all cases, in proper form for transfer. In accordance with the provisions of Section 1143 of the Bankruptcy Code, any holders of such Claim or Interest as of such record date that fail to surrender such Old Notes, share certificates or other instruments within five years from the Confirmation Date will be deemed to have forfeited all rights, Claims and Interests and will not participate in any distribution under the Plan.

                On the Effective Date (a) all such Old Notes, share certificates or other instruments will be canceled and (b) the Company's obligations under the such Old Notes, share certificates and such other instruments will be discharged (together with, in the case of the Old Notes, the Old Indenture and any other agreements governing such Old Notes).

                On the Effective Date, the liens and security interests of the Old Trustee in the Old Indenture Collateral will be released and the Old Trustee will be authorized and directed to take such actions as may be requested by the Company to evidence the release of such liens and the security interests, including, without limitation, the execution, the delivery and the filing and/or the recording of such releases as may be requested by the Debtors.

     8.        Retiree Benefits

                On and after the Effective Date, to the extent required by Section 1129(a)(13) of the Bankruptcy Code, the Debtors will continue to pay all "retiree benefits" (as such term is defined in Section 1114(a) of the Bankruptcy Code) if any,
maintained   or  established  by  the  Debtors   prior   to   the
Confirmation Date.

     9.        Workers' Compensation Claims under Prior Self-Insurance
               Program

                The Company's obligations with respect to its self-insurance program in existence prior to July 1994 for Oklahoma workers' compensation purposes are secured by a $2 million letter of credit payable to the Oklahoma Workers' Compensation Court. Such letter of credit, at the option of the Company, will remain in place after the Effective Date or will be replaced by another letter of credit. In the event the Company fails to make any payment to a person who holds an Oklahoma workers' compensation claim with respect to the period that the Company maintained such self-insurance program, the Oklahoma Workers' Compensation Court may draw on such letter of credit to make the payment. To the extent the funds available under such letter of credit are insufficient to pay all Oklahoma workers' compensation claims with respect to the period that the Company maintained such self-insurance program, such excess claims shall be classified and treated as Class 5 Claims. In the event that, upon the liquidation and payment of all of the Oklahoma workers' compensation claims with respect to the period that the Company maintained a self-insurance program, there are any funds then remaining available under such letter of credit, the Company will either direct the Oklahoma Workers' Compensation Court to (a) draw down the letter of credit and pay the proceeds from such draw to the Company in accordance with instructions provided by the Company or (b) take the actions necessary to cause the letter of credit to be released.

C.        Other Provisions of the Plan

     1.        Executory Contracts and Unexpired Leases

                Subject to the approval of the Bankruptcy Court, the Bankruptcy Code gives the Debtors the power to assume or reject executory contracts and unexpired leases. Generally, an "executory contract" is a contract under which material performance (other than payment of money) is still due by each party. The Plan provides for the assumption by the Debtors of all executory contracts and unexpired leases that are not expressly rejected or subject to a motion to reject filed by the Debtors on or before the Confirmation Date. The Company anticipates that, in connection with its restructuring efforts, it may reject certain executory contracts or unexpired leases, including certain leases relating to stores closed or to be closed. See "INTRODUCTION AND SUMMARY _ Principal Elements of the Restructuring _ Rejection of Certain Closed Store Leases." If any executory contract or unexpired lease is rejected, the other party to the agreement may file a proof of claim with respect to a Claim for damages by reason of the rejection. The Plan provides that a proof of claim with respect to any such Claim must be filed within 30 days of the approval of the Bankruptcy Court of the rejection of the relevant executory contract or unexpired lease. Each Claim shall constitute a Class 4 Claim, if secured, or a Class 5 Claim if unsecured, to the extent such Claim is finally treated as an Allowed Claim as described above under " _ Classification and Treatment of Claims and Interests _ General." To the extent that either Debtor rejects an unexpired lease of non-residential real property, the Claim for damages resulting from such rejection will be limited to the amount allowed under Section 502(b)(6) of the Bankruptcy Code.

               The obligation of each Debtor to indemnify (a) its present and former directors and officers pursuant to their respective certificates of incorporation and by-laws, applicable state law or by contract (or any combination of the foregoing) and (b) the indemnitees under the 1990 Indemnification Agreement and the 1992 Indemnification Agreement, shall survive the confirmation of the Plan, remain unaffected thereby, and not be discharged, irrespective of whether such indemnification is owed in connection with an event occurring before, on or after the Filing Date.

     2.        Disputed Claims

          a.        Objection Deadline and Procedure

                After the Effective Date, the Debtors shall have the sole authority (1) to object to Claims against, and Interests in, such Debtor and (2) to litigate any Claim or Interest to
Final Order, to settle or compromise any Claim or Interest or withdraw any objection to any Claim or Interest (other than a Claim or Interest that is deemed allowed pursuant to the Plan or any Claim or Interest allowed pursuant to a Final Order). Unless another date is established by the Bankruptcy Court or the Plan, any objection to a Claim or Interest must be filed with the Bankruptcy Court within 90 days after the later of the Effective Date and the date that a proof of Claim with respect to such Claim is filed or deemed to have been filed with the Bankruptcy Court. Any objection to a Fee Claim (as defined below) shall be filed with the Bankruptcy Court within the later of 60 days after the Effective Date and 30 days after the date on which an application is filed with respect to such Fee Claim. If no objection has been filed to a Claim or Interest (other than a Fee Claim, which shall be allowed only by order of the Bankruptcy Court) within the applicable period, such Claim or Interest will be treated as an Allowed Claim or an Allowed Interest, as the case may be, to the extent such Claim or Interest has not been previously allowed or disallowed by the Bankruptcy Court.

          b.        No Distributions Pending Allowance

                If any portion of a Claim is a Disputed Claim, no payment or distribution provided under the Plan will be made on account of the portion of such Claim that is a Disputed Claim unless and until such Disputed Claim becomes an Allowed Claim but the payment or distribution provided for under the Plan shall be made on account of the portion of such Claim that is an Allowed Claim.

          c.        Disputed Class 5 Claims Reserve

          On the Effective Date, the Debtors will reserve for the account of each creditor holding a Disputed Class 5 Claim the New Common Stock that would otherwise be distributable to such creditor on the Effective Date in accordance with the Plan if such Disputed Class 5 Claim was an Allowed Claim (the "Disputed Class 5 Claims Reserve"). No interest or other amounts will accrue on the New Common Stock held in the Disputed Class 5 Claims Reserve. In calculating the amount to be held in the Disputed Class 5 Claims Reserve, the Debtors will (i) treat all liquidated Disputed Class 5 Claims as if allowed in full and (ii) make a good faith estimate of the amounts, if any, likely to be allowed in respect of contingent or unliquidated Class 5 Claims. If, and to the extent, any such Disputed Class 5 Claim became an Allowed Claim, the property so reserved for the creditor holding such Claim will be distributed to such creditor within thirty days of the date that such Disputed Class 5 Claim becomes an Allowed Claim. If, and to the extent, any such Disputed Class 5 Claim is disallowed by a Final Order of the Bankruptcy Court, then the property reserved for the disallowed portion of such Disputed Class 5 Claim will be distributed in the manner described below under "_ Disputed Claims _ Distributions."

          d.        Other Disputed Claims

                Under the Plan, the Debtors will not be required to establish a reserve with respect to any class of Disputed
Claims or Disputed Interests other than a Disputed Class 5 Claim.

          e.        Personal Injury and Wrongful Death Claims Procedure

                 The Plan also sets forth specific dispute resolution procedures with respect to personal injury and wrongful death claims. Holders of Class 5 Claims of this type are urged to review Article VII of the Plan for a discussion of such procedures.

     3.        Distributions

          a.        General

                All property to be distributed pursuant to the Plan (other than property held in the Disputed Class 5 Claims Reserve) will be distributed by the Distribution Agent on the Effective Date, or as soon as practicable thereafter. Except with respect to distributions from the Disputed Class 5 Claims Reserve, any distribution required to be made on the Effective Date or the date on which a Claim becomes an Allowed Claim shall be deemed to be made on such date if made as soon as practicable after such date, and in any event, within 30 days after such date.

          b.        Distributions from Disputed Class 5 Claims Reserve

                In the event that, after the Effective Date, a Disputed Claim is disallowed in whole or in part, the Debtors will distribute (or cause the Distribution Agent to distribute) the property held in reserve for the disallowed portion of such Disputed Class 5 Claim as follows: (i) such property will be distributed to holders of Allowed Class 5 Claims; (ii) such distribution will be based on the applicable Ratable Share of each such Allowed Claim holder, as adjusted to take into account the disallowance or allowance of all Disputed Claims since the Effective Date; and (iii) such distribution will be made on December 31, 1996 and on June 30 and December 31 of each following year (each such date, a "Distribution Date"), to the extent a Disputed Class 5 Claim has been disallowed in whole or in part since the Effective Date or the last Distribution Date, as the case may be, until the earlier of (a) the date on which all Disputed Class 5 Claims have been resolved and (b) less than 5000 shares of New Common Stock are on deposit in the Disputed Class 5 Claims Reserve. If at any time after the Effective Date, the number of shares of New Common Stock in the Disputed Claims Reserve is less than 5,000, the remaining shares of New Common Stock held in such reserve may, at the option of the Debtors, be cancelled or treated as treasury shares.

          c.        Fractional Amounts

                No fractional shares of New Common Stock will be issued under the Plan. Each holder otherwise entitled to an amount of the New Common Stock that includes fractional amounts will receive either no share (if such fraction is less than one-half) or one whole share (if such fraction is equal to or greater than one-half) in lieu of fractional amounts.

                No New Warrants to purchase fractional shares of New Common Stock will be issued under the Plan. Each holder otherwise entitled to a New Warrant that includes fractional amounts of New Common Stock will receive a New Warrant that has been rounded down to the next whole number of shares (if such fraction is less than one-half) or rounded up to the next whole number of shares (if such fraction is equal to or greater than one-half).

          d.        Compliance with Tax Requirements

                The Debtors will comply with all withholding and reporting requirements imposed by federal, state or local taxing authorities in connection with making distributions pursuant to the Plan.

                In connection with each distribution with respect to which the filing of an information return (such as an Internal Revenue Service Form 1099 or 1042) and/or withholding is required, the Debtors will file such information return with the Internal Revenue Service and provide any required statements in connection therewith to the recipients of such distribution, and/or effect any such withholding and deposit all moneys so withheld to the extent required by law. With respect to any entity from whom a tax identification number, certified tax identification number or other tax information required by law to avoid withholding has not been received by the Debtors (or the Distribution Agent), the Debtors may, at their sole option, withhold the amount required and distribute the balance to such entity or decline to make such distribution until the information is received; provided, however, the Debtors will not be obligated to liquidate New Securities to perform such withholding.

          e.        Allocation Between Principal and Accrued Interest

                The consideration paid to holders of Old Notes pursuant to the Plan will be allocated first to accrued but unpaid interest on the Old Notes and next to principal on the Old
Notes.

          f.        Distribution of Unclaimed Property

                If  any  person entitled to receive cash  or  New
Securities pursuant to the Plan does not present itself on the Effective Date, such cash or securities will be set aside and (in the case of cash) held in a segregated, interest-bearing account to be maintained by the Distribution Agent. If such person presents itself within five years following the Confirmation Date, such cash or New Securities, together with any interest or dividends earned thereon, will be paid or distributed to such person. If such person does not present itself within five years following the Confirmation Date, any such cash or New Securities and accrued interest or dividends thereon will become the property of and shall be released to the Debtors. Nothing contained in the Plan shall require the Debtors to attempt to locate such person.

          g.        Set-Offs

                The Debtors may, but will not be required to, set
off against any Claim and the payment to be made pursuant to the Plan in respect of such Claim, any Claims of any nature whatsoever which the Debtors may have against the holder of such Claim. Under the Plan, neither the failure to exercise any setoff right nor the allowance of any Claim will constitute a waiver or release of any Claim that the Debtors may have against the holder of a Claim.

          h.        Manner of Payment

           At the option of the Debtors, payments provided under the Plan may be made in cash, by wire transfer or by check drawn on any money market center bank. Distributions of New Securities will be made by the issuance, and (in the case of the New Notes) the authentication, of such New Securities.

     4.        Bar Dates

          a.        Bar Dates for Claims and Interests Generally

                 Each   holder   of  a  Claim  (other   than   an
Administrative Claim) or Interest must file proof of Claim or proof of Interest, as the case may be, with the Bankruptcy Court
(i) no later than the bar date applicable to such Claim or Interest previously established by the Bankruptcy Court or (ii) to the extent any such holder is not subject to such bar date, within 30 days after the Effective Date or by such later date as may be established by the Bankruptcy Court. Any such holder who does not file a proof of Claim or proof of Interest, as the case may be, within the applicable time period will be forever barred from asserting its Claim or Interest unless, and to the extent, such Claim is listed by the Debtors in their respective schedules filed with the Bankruptcy Court pursuant to Section 521 of the Bankruptcy Code as liquidated in amount, not disputed and not contingent.

          b.        Fee Claims

               Each person retained or requesting compensation in the Debtors' bankruptcy cases pursuant to Sections 327, 328, 330, 331, 503(b) or 1103 of the Bankruptcy Code (collectively, the
"Fee Claims") will be entitled to file an application for allowance of final compensation and reimbursement of expenses for services rendered on or before the Effective Date. All applications in respect of such Fee Claims must be filed not later than 45 days after the Effective Date. Any holder of a Fee Claim that does not file an application within such 45-day period will be forever barred from asserting its Fee Claim.

          c.        Other Administrative Claims

                All requests for payment of Administrative Claims other than Fee Claims must be filed with the Bankruptcy Court within 30 days after the Effective Date. Any holder of such a Claim that does not file a request for payment within such 30-day period shall be forever barred from asserting its Claim.

     5.        Conditions to Consummation

                The following are conditions precedent to the consummation of the Plan: (a) the Plan shall have been confirmed by the Bankruptcy Court and the Confirmation Order shall have become a Final Order; (b) the New Credit Agreement shall have been entered into and all conditions to the effectiveness thereof shall have been satisfied or waived by the New Banks as required thereunder; and (c) all other agreements contemplated by or entered into pursuant to the Plan shall have been duly and validly executed and delivered by the parties thereto and all conditions to their effectiveness shall have been satisfied or waived.

               The Debtors may waive at any time, without notice, without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to consummate the Plan, any condition precedent to consummation of the Plan; provided, however, that the Debtors may not waive the condition precedent specified in clause 5(c) above insofar as it relates to the execution, delivery and effectiveness of the New Indenture and the Noteholder Registration Rights Agreement without the consent of the Committee.

     6.        Amendments to or Modification of the Plan

                Section 1127 of the Bankruptcy Code allows the Debtors to amend the Plan at any time prior to its confirmation. If the Debtors file a modification of the Plan with the Bankruptcy Court, the Plan as modified shall become the Plan. If circumstances so warrant, the Debtors may modify the Plan after the confirmation but prior to substantial consummation of the Plan (subject to compliance with the applicable provisions of the Bankruptcy Code and the Bankruptcy Rules). However, the Bankruptcy Court, after notice and hearing, would then have to confirm the Plan as modified. The Debtors reserve the right to amend or modify the terms of the Plan in accordance with the provisions of Section 1127 of the Bankruptcy Code and Article XII of the Plan, if and to the extent the Debtors determine that such amendments or modification are necessary or desirable in order to complete the Restructuring. Under the Bankruptcy Rules, any amendments or modifications of the Plan may be approved by the Bankruptcy Court at confirmation without resolicitation of the votes of the members of any class whose treatment is not adversely affected by such amendment or modification.

                After the Confirmation Date, the Debtors may institute proceedings in the Bankruptcy Court or remedy any defects or omissions or reconcile any inconsistencies in the Plan or the Confirmation Order in such manner as may be necessary to carry out the purposes and intent of the Plan so long as the holders of Claims and Interests are not adversely affected and prior notice of such proceeding is served in accordance with Bankruptcy Rules 2002 and 9014.

     7.        Revocation of the Plan

               The Debtors may revoke or withdraw the Plan at any
time prior to the Confirmation Date. If the Debtors revoke or withdraw the Plan prior to the Confirmation Date or if confirmation of the Plan does not occur, the Plan will be null and void and nothing contained in the Plan will (a) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or (b) prejudice in any manner the rights of the Debtors in any further proceedings involving the Debtors.

     8.        Releases

                On the Effective Date, each Debtor will release unconditionally (the "Estate Release") each Released Party from any and all claims, obligations, rights, causes of action and liabilities, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction or other occurrence taking place on or prior to the Effective Date in any way relating to such Released Party, the Debtors, the Debtors' bankruptcy cases or the Plan, other than (in the case of Affiliated Released Parties) the Excluded Claims.

                On the Effective Date, each holder of a Claim or Interest (a) who has accepted the Plan, (b) whose Claim or Interest is in a class that has accepted or is deemed, pursuant to section 1126(f) of the Bankruptcy Code, to have accepted the Plan, or (c) who may be entitled to receive a distribution of property pursuant to the Plan, will be deemed to have released unconditionally the Released Parties from any and all claims, obligations, rights, causes of action and liabilities, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction or other occurrence taking place on or prior to the Effective Date in any way relating to such Released Party, the Debtors, the Debtors' bankruptcy cases or the Plan.

                Notwithstanding the foregoing, if and to the extent that the Bankruptcy Court concludes that the Plan cannot be confirmed with any portion of the foregoing releases, then the Plan may be confirmed with that portion excised so as to give effect as much as possible to the foregoing releases without precluding confirmation of the Plan.

D.        Effects of Plan Confirmation

     1.        Vesting of Assets; Reservation of Claims

                Except as expressly provided in, and subject to, the Plan, on the Effective Date, all assets of the respective bankruptcy estates of the Debtors will vest in the relevant Debtor as reorganized pursuant to the Plan, free and clear of all Claims, liens, encumbrances, charges and Interests. Except as provided in the Estate Release, all causes of action arising under Chapter 5 of the Bankruptcy Code (other than fraudulent conveyance and preference Claims of the Debtors against the Old Banks and the holders of the Old Notes), all Claims against third parties, and all other causes of action belonging to or in favor of the Debtors are hereby preserved and retained for assertion and enforcement solely and exclusively by and in the discretion of the Debtors and shall revest in the relevant Debtor as reorganized on the Effective Date.

     2.        Discharge

                Except as otherwise expressly provided in, and subject to, the Plan and, provided that the Effective Date shall have occurred, the confirmation of the Plan will (a) bind all holders of Claims and Interests and (b) discharge the Debtors and their respective estates from all Claims and Interests, to the fullest extent authorized or provided for by the Bankruptcy Code, including, without limitation, to the extent authorized or provided for by Sections 524 and 1141 thereof.

     3.        Injunction

                Except as otherwise expressly provided in, and subject to, the Plan, the entry of the Confirmation Order will, provided that the Effective Date shall have occurred, permanently enjoin all persons that have held, currently hold or may hold a Claim or other debt or liability that is discharged pursuant to the Plan or who have held, currently hold or may hold an Interest that is terminated pursuant to the Plan, from taking any of the following actions in respect of such discharged Claim, debt or liability or such terminated Interest: (a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind against the Debtors or any property of the Debtors; (b) enforcing, levying, attaching, collecting or recovering in any manner or by any means, whether directly or indirectly, any judgment, award, decree or order against the Debtors or the property of the Debtors; (iii) creating, perfecting or enforcing in any manner, directly or indirectly, any lien or any security interest of any kind against the Debtors or the property of the Debtors; (iv) asserting a setoff, right of subrogation or recoupment of any kind, directly or indirectly, against any debt, liability or obligation due to the Debtors or the property of the Debtors; or (v) commencing or continuing any action in any manner or in any place that does not comply with, or is inconsistent with, the Plan.

     4.        Retention of Jurisdiction

           Notwithstanding entry of the Confirmation Order or the Effective Date having occurred, the Plan provides for the retention of jurisdiction by the Bankruptcy Court over Debtors' bankruptcy cases for the purposes of: (a) hearing and determining any pending applications for the rejection of executory contracts or unexpired leases, and the allowance of Claims resulting therefrom; (b) determining any adversary proceedings, applications, contested matters and other litigated matters pending on the Effective Date or that may be commenced thereafter as provided in the Plan; (c) ensuring that distributions to holders of Allowed Claims and all other provisions of the Plan are accomplished as provided in the Plan; (d) hearing and determining objections to or requests for estimation of Claims, including any objections to the classification of any Claim, and to allow, disallow and/or estimate any Claim, in whole or in part; (e) entering and implementing such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated; (f) issuing any appropriate orders in aid of execution of the Plan or to enforce the Confirmation Order and/or the discharge, or the effect of such discharge, provided to the Company; (g) hearing and determining any applications to modify the Plan, to cure any defect or omission or to reconcile any inconsistency in the Plan or in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order; (h) hearing and determining all applications for compensation, and reimbursement of expenses of professionals or members of any Statutory Committee (and, if applicable, the Committee), under Sections 330, 331, 503(b), 1103 and/or 1129(a)(4) of the Bankruptcy Code; (i) hearing and determining disputes arising in connection with the interpretation, implementation or enforcement of the Plan; (j) hearing and determining other issues presented by, arising under or related to the Plan and not inconsistent with Chapter 11 of the Bankruptcy Code; (k) entering a final decree closing the Debtor's bankruptcy cases; (l) recovering all assets of the Company, wherever located; (m) hearing and determining any motions or contested matters involving taxes, tax refunds, tax attributes and tax benefits and similar or related matters with respect to the Company arising prior to the Effective Date or relating to the period of administration of the Debtors' bankruptcy cases, including, without limitation, matters concerning state, local and federal taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code; and (n) hearing any other matter not inconsistent with the Bankruptcy Code.

       XII.    CONFIRMATION AND CONSUMMATION PROCEDURE

                                          Under   the  Bankruptcy
Code, the following steps are required in connection with the confirmation and the consummation of the Plan:

A.        Solicitation of Votes

               The Debtors must solicit votes from the holders of Claims against, and Interests in, the Debtors who are entitled to vote on the Plan.

     1.        Who May Vote

                Under Section 1126 of the Bankruptcy Code, each Class of impaired Claims or impaired Interests is entitled to vote on the Plan. Holders of Claims and Interests that are not impaired under the Plan are conclusively presumed, pursuant to
Section 1126(f) of the Bankruptcy Code, to have accepted the Plan.

               Under Section 1124 of the Bankruptcy Code, a class is "impaired" under a plan of reorganization unless, with respect to each Claim or each Interest in such class, the plan of reorganization (a) leaves unaltered the legal, equitable and contractual rights to which such Claim or such Interest entitles the holder; or (b), notwithstanding any applicable law or any
contractual  provision  that  entitles  the  holder  to   receive
accelerated payment of such Claim or such Interest after the occurrence of a default, (i) cures any such default that occurred before or after the commencement of the case under the Bankruptcy Code, other than a default of a kind specified in Section 365(b)(2) of the Bankruptcy Code, (ii) reinstates the maturity of such Claim or such Interest as such maturity existed before the default, (iii) compensates the holder for any damages incurred as a result of any reasonable reliance by such holder on such applicable law or such contractual provision, and (iv) does not otherwise alter the legal, equitable or contractual rights to which such claim or such interest entitles the holder.

                CLASS  1,  CLASS 4, CLASS 6 AND CLASS 8  ARE  NOT
IMPAIRED,  ARE DEEMED TO HAVE ACCEPTED THE PLAN AND, ACCORDINGLY,
ARE NOT ENTITLED TO VOTE ON THE PLAN.

               CLASS 2, CLASS 3, CLASS 5 AND CLASS 7 ARE IMPAIRED
AND ARE ENTITLED TO VOTE ON THE PLAN.

     2.        Ballots

                Ballots are provided herewith to persons holding Claims in Classes 2, 3 and 5 and Interests in Class 7. A vote to accept or reject the Plan can only be made by proper submission of a duly completed and executed ballot. PLEASE FOLLOW CAREFULLY THE DIRECTIONS CONTAINED ON EACH ENCLOSED BALLOT.

               ANY CREDITOR HOLDING CLAIMS IN TWO OR MORE CLASSES
(INCLUDING  THE HOLDERS OF THE OLD NOTES WHO, AT A MINIMUM,  HOLD
CLAIMS  IN  CLASSES 3 AND 5) IS REQUIRED TO VOTE SEPARATELY  WITH
RESPECT TO EACH CLASS.

               If you submit more than one ballot with respect to the same Claim, only the first ballot received will be counted. If you wish to change or withdraw your vote with respect to a Claim after submission of a ballot, Bankruptcy Rule 3018(a) requires that you provide notice and show cause at a hearing
before the Bankruptcy Court prior to                    , 1996.

               ANY BALLOT RECEIVED WHICH DOES NOT INDICATE EITHER
AN ACCEPTANCE OR REJECTION OF THE PLAN SHALL BE DEEMED TO BE VOID
FOR PURPOSES OF DETERMINING ACCEPTANCE OR REJECTION OF THE PLAN.

                If you did not receive or have lost the proper ballot, you may obtain a ballot by contacting: the balloting agent, Morrow & Co., Inc., (212) 754-8600. Further, if you have any questions concerning these voting procedures, you should contact: the balloting agent, Morrow & Co., Inc. (212) 754-8600.

     3.        Voting Deadline; Delivery Instructions

                To  be  counted, your ballot must be received  by
5:00  p.m., New York City time, on                       ,  1996.
BALLOTS RECEIVED AFTER SUCH TIME WILL NOT BE COUNTED.

                Deliveries of ballots by mail, hand delivery or overnight courier should be to:

                    HOMELAND STORES, INC. AND
                    HOMELAND HOLDING CORPORATION
                    C/O MORROW & CO., INC.
                    909 THIRD AVENUE
                    NEW YORK, NEW YORK  10022

B.        Confirmation Hearing

               The Bankruptcy Code requires the Bankruptcy Court, after notice, to hold the Confirmation Hearing to determine whether the Plan meets the requirements for confirmation set forth in the Bankruptcy Code.

                 The   Confirmation  Hearing  is  scheduled   for
,  1996,  at    :        .m., Wilmington, Delaware time,  at  the
United States Courthouse, 844 King Street, Wilmington, Delaware 19801-3577. This hearing may be adjourned from time to time by the Bankruptcy Court without further notice other than an announcement made at the hearing.

                Section 1128 of the Bankruptcy Code provides that any party in interest, whether or not entitled to vote on the Plan, may object to the confirmation of the Plan. Any objection to confirmation of the Plan must be filed with the Clerk of the Bankruptcy Court and must be served on counsel for the Debtors and on each of the other persons listed on Schedule A no later than 5:00 p.m., Wilmington, Delaware time, on ________, 1996. Any such objection must comply with all of the requirements of the order and the notice accompanying this Disclosure Statement.

C.        Confirmation

                The Bankruptcy Court will confirm the Plan at the Confirmation Hearing only if the requirements set forth in the Bankruptcy Code are satisfied. These requirements include, among other requirements, that: (i) the Plan (a) has been accepted by each impaired class of Claims and Interests or (b) is determined to be "fair and equitable" and not to "discriminate unfairly" with respect to any impaired class which has not accepted the Plan; (ii) the Plan is in the "best interests" of the holders of the impaired Claims and the impaired Interests; and (iii) the Plan is feasible.

     1.        Acceptance by Impaired Classes

                As  a condition to confirmation of the Plan,  the
Plan must be accepted by each impaired class of Claims or Interests, except as otherwise described herein. See "Confirmation and Consummation Procedure _ Confirmation _ Confirmation without Acceptance by all Impaired Classes." Class 2, Class 3 and Class 5 Claims and Class 7 Interests are impaired under the Plan.

                The  Debtors  are  soliciting the  acceptance  of
holders of Class 2, Class 3 and Class 5 Claims and Class 7 Interests. Section 1126 of the Bankruptcy Code generally defines acceptance of a plan of reorganization (a) in the case of a class of Claims, as acceptance by holders of two-thirds in dollar amount and a majority in number of Allowed Claims of that class with respect to which ballots have been submitted and (b) in the case of a class of Interests, as acceptance by two-thirds in amount of the Allowed Interests of that class with respect to which ballots have been submitted.

     2.        Confirmation Without Acceptance by All Impaired Classes

                The Bankruptcy Court may confirm the Plan without acceptance by all of the impaired classes of Claims and Interests if (a) the Plan otherwise satisfies the requirements for confirmation, (b) at least one impaired class of Claims or Interests has accepted the Plan (without counting acceptances by insiders in such class) and (c) the Plan is "fair and equitable" and does not "discriminate unfairly" as to any impaired class that has not accepted the Plan.

                Article  IX  of  the Plan expressly  permits  the
Debtors   to  modify  the  terms  of  the  Plan  to  permit   the
confirmation of the Plan pursuant to Section 1129(b) of the Bankruptcy Code and to request the Bankruptcy Court to confirm the Plan pursuant to Section 1129(b) of the Bankruptcy Code. Although the Debtors reserve the right to modify the terms of the Plan as may be necessary for confirmation of the Plan under
Section 1129 of the Bankruptcy Code, the current intention of the Debtors is not to pursue a "cram-down" plan of reorganization in the event any impaired class of Claims or Interests fails to accept the Plan.

          a.        Fair and Equitable

                The Bankruptcy Code establishes different "fair and equitable" tests for secured creditors, unsecured creditors and equity holders. The respective tests in relevant part are:

                 Secured Creditors. The Plan is "fair and equitable" to a class of Secured Claims if it provides that (i) the Secured Creditors retain the liens securing such creditor's Claims and receives deferred cash payments of at least the allowed amount of such Claims (of a value, as of the Effective Date, of at least such secured creditor's interest in the estate's interest in such property); or (ii) such secured creditors receive the indubitable equivalent of their Claim (which may be satisfied by returning the collateral securing such creditor's Claim to such creditor).

                Unsecured Creditors. The Plan is "fair and equitable" with respect to a class of Unsecured Claims if such creditor's (i) each impaired unsecured creditor receives or retains property of a value equal to the amount of its Allowed Claim or (ii) the holder of any Claim or Interest that is junior to the Claims of the dissenting class do not receive or retain any property under the Plan.

                Equity Holders. The Plan is "fair and equitable" with respect to a class of Interests if (i) each holder of an Interest of such class receives or retains property of a equal to the value of such holder's Interest or (ii) the holder of any Interest which is junior to the interests of such class will not receive or retain any property under the Plan.

                 If all of the applicable requirements for confirmation of the Plan are met as set forth in Section 1129(a) of the Bankruptcy Code, except that any impaired class rejects the Plan, the Debtors may choose to amend the Plan as necessary to request the Bankruptcy Court to confirm the Plan pursuant to the "cram-down" provisions of Section 1129(b) of the Bankruptcy Code, on the basis that the Plan, as so amended, is fair and equitable and does not discriminate unfairly with respect to such rejecting class.

          b.        Unfair Discrimination

                A plan of reorganization does not "discriminate unfairly" if a dissenting class is treated substantially equally with respect to other classes similarly situated and no class receives more than it is legally entitled to received for its Claims or Interests. The Debtors do not believe that the Plan discriminates unfairly against any impaired class of Claims or Interests.

     3.        Best Interests

                As a condition to confirmation of the Plan, the Plan must be in the best interests of the holders of Claims against, and Interests in, the Debtors. To satisfy the "best interests" test, each holder of an impaired Claim or an impaired Interest that has not accepted the Plan must receive or retain on account of such Claim or such Interest, property that has a value at least equal to the value of the distribution which the holder would receive if the Debtors were liquidated under Chapter 7.

                To determine what the holders of Claims and Interests in each impaired class would receive if the Debtors were liquidated, the Bankruptcy Court must determine the dollar amount that would be generated from a liquidation of the assets of the Debtors in the context of a hypothetical liquidation under Chapter 7. Such determination must take into account the fact that Secured Claims, the costs and expenses of the liquidation case, and any costs and expenses resulting from the original reorganization case would have been paid in full from the liquidation proceeds before the balance of those proceeds were made available to pay the pre-petition Unsecured Claims and Interests. See the Liquidation Analysis attached hereto as Appendix C.

                To determine if the Plan is in the best interests of each impaired class, the present value of the distributions from the proceeds of the hypothetical liquidation of the assets (after subtracting the amounts attributable to Secured Claims and costs and expenses of the bankruptcy case) must be compared with the present value of the consideration offered to such classes under the Plan.

               After consideration of the effect that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors and equity holders of the Debtors, including (a) increased cost and expenses of liquidation under Chapter 7 arising from fees payable to the bankruptcy trustee and attorneys and other professional advisors to such trustee, (b) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of unexpired leases and executory contracts in connection with the cessation of the operations of the Debtors,
(c) the erosion of the value of the Company's assets in the context of an expedited liquidation required under Chapter 7 and the "fire sale" atmosphere that would prevail, (d) the adverse effects on the salability of portions of the business that could result from the possible departure of key employees and the loss of customers and vendors, (e) the cost and the expense attributable to the time value of money resulting from what is likely to be a more protracted proceeding and (f) the application of the rule of absolute priority to distributions in a Chapter 7 liquidation, the Debtors have determined that confirmation of the Plan will provide each holder of a Claim in an impaired class with a greater recovery than such holder would receive pursuant to a Chapter 7 liquidation of the Debtors.

                The Liquidation Analysis for the Debtors is set forth in Appendix C hereto. The analysis set forth in the consolidated Liquidation Analysis of the estimated recoveries in a liquidation of the Company's operating businesses was prepared by the Debtors. A description of the procedures followed and the assumptions and qualifications made by the Debtors in connection with such analysis is set forth in the Notes to the consolidated Liquidation Analysis.

     4.        Feasibility

                The Bankruptcy Code requires that confirmation of a plan not be likely to be followed by liquidation or need for further financial reorganization of the debtor. For purposes of determining whether the Plan meets this requirement, the Debtors have analyzed the Company's ability to meet its obligations under the Plan. As part of this analysis, management has prepared projections of the Company's financial performance for the period from 1996 through 1998. See "FINANCIAL INFORMATION _ Projected and Pro Forma Financial Information." Although these projections do not reflect all possible effects of the Restructuring, the
Debtors believe that the Plan provides a feasible means of reorganization and operation, through which it can be reasonably expected that, subject to the risks disclosed herein, the Company, as reorganized under the Plan, will be able to satisfy its obligations on and after the Effective Date. For a description of the assumptions underlying the projections, as well as the related qualifications, see "FINANCIAL INFORMATION _ Projected and Pro Forma Financial Information."

C.        Consummation

                The Plan will be consummated on the Effective Date. The Effective Date is the first business day on which the conditions to consummation have been satisfied or waived by the Debtors. See "SUMMARY OF PLAN _ Other Provisions of the Plan _ Conditions to Consummation."

                XIII.   ALTERNATIVES TO THE PLAN

A.        Alternative Plan of Reorganization

                If the Plan is not confirmed, the Debtors or any other party in interest could attempt to formulate a different plan of reorganization. Such a different plan of reorganization might contemplate either a reorganization and continuation of all or part of the Company's business or an orderly liquidation of all of the assets of the Debtors.

                With  respect to an alternative plan, the Debtors
have explored various alternatives in connection with the formulation and development of the Plan and believe that the Plan enables the creditors to realize greater value under the circumstances than under other available alternatives. See "THE RESTRUCTURING _ Background and Restructuring Discussions." In a liquidation under Chapter 11, the assets of the Company would be sold in a more orderly fashion and over a more extended period of time than in a liquidation under Chapter 7, probably resulting in somewhat greater recoveries. Further, a trustee is not required in a Chapter 11 case, and, accordingly, the expenses for professional fees most likely would be lower than in a Chapter 7 case. The Debtors believe that, although preferable to a Chapter 7 liquidation, a liquidation under Chapter 11 would still not realize the full going concern value of its business and, as it would be more protracted than the Restructuring contemplated by the Plan, would involve greater administrative expenses than the Plan. Consequently, the Debtors believe that a liquidation under Chapter 11 is a much less attractive alternative to holders of impaired Claims and Interests than the Plan because the Plan provides for a greater return to such holders than would likely be realized in a Chapter 11 liquidation.

B.        Liquidation Under Chapter 7

           If a plan of reorganization is not confirmed, the Debtors' bankruptcy cases may be converted to cases under Chapter 7 of the Bankruptcy Code, in which a bankruptcy trustee would be appointed to liquidate the assets of the Debtors for distribution to the holders of Claims against, and Interests in, the Debtors in accordance with priorities established by the Bankruptcy Code. A discussion of the effect that a Chapter 7 liquidation would have on the recovery of the holders of Claims and Interests is set forth under "SUMMARY OF THE PLAN _ Confirmation of the Plan _ Best Interests." The Debtors believe that a liquidation under Chapter 7 would result in smaller distribution to such holders than those provided for in the Plan because of (1) increased costs and expenses arising from fees payable to a bankruptcy trustee and attorneys and other professional advisors to such trustee, (2) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of unexpired leases and executory contracts in connection with the cessation of the operations of the Company, (3) the erosion of the value of the Company's assets in the context of an expedited liquidation required under Chapter 7 and the "fire sale" atmosphere that would prevail, (4) the adverse effects on the salability of portions of the business that could result from the possible departure of key employees and the loss of customers and vendors, and (5) the cost attributable to the time value of money resulting from what is likely to be a more protracted proceeding. For more details, see the Liquidation Analysis set forth in Appendix C hereto.

        XIV.    DESCRIPTION OF MODIFIED UNION AGREEMENTS

A.        General

                On March 8, 1996, the Company and representatives
of the UFCW reached an agreement in principle relating to the Modified UFCW Agreements. The terms of the Modified UFCW Agreements were ratified during the week of March 11, 1996, by overwhelming majorities of each of the UFCW local union chapters. The Modified BCT Agreement was ratified in April 1996, by the BCT local union chapter.

                The Modified Union Agreements will have a term of five years commencing on the Effective Date and will be conditioned on the consummation of Restructuring. The Modified Union Agreements will consist of five basic elements: (a) wage rate and benefit contribution reductions and work rule changes;
(b) the Employee Buyout Offer, pursuant to which the Company will make up to $6.4 million available for the buyout of certain unionized employees; (c) the establishment of an ESOT (acting on behalf of the Company's unionized employees), which will receive, or be entitled to purchase, up to 522,222 shares of New Common Stock, or 10% of the New Common Stock, pursuant to the terms of the Modified Union Agreements; (d) the UFCW's right to designate one member of the Boards of Directors of the Company and Holding following the Restructuring; and (e) the elimination of certain "snap back" provisions (provisions relating to the reinstatement of previously reduced wage amounts), incentive plans and "maintenance of benefits" provisions.

                The  Company  estimates that the  Modified  Union
Agreements will result in annual cost savings of approximately $7.2 million (assuming no employees accept the Employee Buyout Offer) to $13.2 million (assuming the Employee Buyout Offer is fully subscribed) of cost savings per year during the first full contract year following the Restructuring. There can be no assurance, however, that such cost savings will actually be realized. In addition, cost savings in future contract years may be offset in part by certain wage and benefit increases.

B.         Wage  Rate, Benefit Contribution Reductions  and  Work
           Rule Changes

                The wage rate and benefit contribution reductions and the work rule changes include changes in wage schedules, a modification of the full-time/part-time work ratio and the elimination of Sunday pay premiums. The Modified Union Agreements also contemplate other benefit changes, including (1) the establishment by the Company of a new health and welfare benefit plan (the "Health and Welfare Benefit Plan") within 90 days of the Effective Date and the Company's contribution of $750,000 to the Health and Welfare Benefit Plan within 60 days of the Effective Date (additional future contributions by the Company will be based on a formula set forth in the Modified Union Agreements); and (b) the establishment of certain performance-based wage and benefit payments based on the Company reaching certain EBITDA levels set forth in the Modified Union Agreements.

C.        Employee Buyout Offer

               Pursuant to the Employee Buyout Offer, the Company will offer to pay certain of the Company's employees a "buyout price" ranging from $4,500 to $11,000 per employee (depending on job classification, date of hire and full- or part-time status) in exchange for such employee's agreement to resign from the
Company.   The  maximum aggregate amount  to  be  funded  by  the
Company  under  the Employee Buyout Offer is $6.4  million.   The
Company will fund the Employee Buyout Offer by making certain borrowings under the New Credit Agreement. As a result of the Employee Buyout Offer, the Company will be able to replace higher-salaried employees with lower-salaried employees, which should result in substantial long-term cost savings for the Company. Assuming the Employee Buyout Offer is fully subscribed, the Company expects to recoup its $6.4 million payment under the plan within fifteen months following the completion of the Employee Buyout Offer.

D.        Stock Issuances to, and Purchases by, the ESOT

                The stock issuances and purchases contemplated by
the Modified Union Agreements consist of three separate elements:
(1) the initial issuance of 174,074 shares of New Common Stock to certain of the Company's unionized employees ("Initial Issuance"); (2) the purchase of up to 174,074 shares of New Common Stock by the Company and Participants in the ESOT ("ESOT Purchase"); and (3) the grant of up to 174,074 shares of New Common Stock upon the Company's satisfaction of certain escalating EBITDA-based performance goals ("Performance-Based Issuances").

                The Initial Issuance of New Common Stock will occur upon completion of the Employee Buyout Offer and will be made to the ESOT on behalf of the Company's remaining unionized employees. The New Common Stock so issued will vest in equal portions over the first three years of the Modified Union Agreements. In the event a departing employee has fully vested New Common Stock which is not readily tradable on an established securities market, the employee will have the right to "put" to the Company the stock allocated to such employee's ESOT account to the Company at a put price equal to the appraised value of the New Common Stock.

                 Under the terms of the ESOT Purchase, approximately 58,025 shares of New Common Stock may be purchased on a pre-tax basis for ESOT participants' accounts on each of the first, second and third anniversaries of the Modified Union Agreements (or up to 174,074 shares of New Common Stock in the aggregate). The purchase price for such shares purchased by the participants will be equal to the appraised value of the New Common Stock. For each three shares of New Common Stock that a participant purchases, the Company will purchase one share on behalf of such participant (resulting in an "effective" purchase price equal to 75% of the appraised value of the New Common Stock). The purchased stock will be held in the ESOT.

                The Performance-Based Issuances will be made over the course of the first three years of the Modified Union Agreements. The ESOT will be entitled to receive (on behalf of the Company's unionized employees) approximately 58,025 shares of New Common Stock on the first, second and third anniversaries of the Modified Union Agreements (or up to 174,074 shares of New Common Stock in the aggregate), if, during the year ending on such anniversary dates, the Company's EBITDA (as defined in the New Credit Agreement) equals at least $25 million, $27.5 million and $30.25 million, respectively. Only union employees who are employed by the Company on the applicable anniversary date will be entitled to have any such stock allocated to their ESOT account.

E.        Board Representation

                Upon consummation of the Restructuring, the Board of Directors of the Company and of Holding will consist of seven members. So long as the Modified Union Agreements are in effect, the UFCW will have the right to designate one director of each Board of Directors.

F.        Other Modifications

                The Modified Union Agreements will also eliminate the Company's obligations with respect to any "snap back" provisions (provisions relating to the reinstatement of previously reduced wage amounts), incentive plans and "maintenance of benefits" provisions contained in the Existing Union Agreements.

             XV.     SECURITIES LAW CONSIDERATIONS

A.        Original Issuance of Securities

                Section 1145(a)(1) of the Bankruptcy Code exempts the original issuance of certain securities under a plan of reorganization from the registration requirements of the Securities Act and state law. Under Section 1145, the offer and the sale of securities is exempt if (1) the securities are issued by the debtor, a successor to the debtor under the plan of reorganization or an affiliate of the debtor participating in a Plan of reorganization with the debtor, (2) the recipients hold a Claim (including a Claim for an administrative expense) against, or Interest in, the debtor or such affiliate and (3) the securities are issued principally in exchange for the recipient's Claim against, or Interest in, the debtor or such affiliate or principally in such exchange and partly for cash or property. The Debtors believe the offer and the sale of the New Securities under the Plan are exempt under Section 1145(a)(1).

                Under Section 1145(a)(2), the offer of a security through a warrant exempt under Section 1145(a)(1) and the sale of a security upon the exercise of such warrant are also exempt from the registration requirements of the Securities Act and state law. The Debtors believe that the offer of the shares of New Common Stock underlying the New Warrants and the sale of such shares upon the exercise of the New Warrants will be exempt under
Section 1145(a)(2).  Holding intends to rely, to the extent  that
Section 1145(a) does not so exempt the sale of any New Common Stock upon exercise of the New Warrants, upon Section 4(2) of the Securities Act and similar state law provisions, and, to the extent applicable, Regulation D and similar state law provisions, to exempt such sales from such registration requirements.

B.        Subsequent Transfers of Securities

                Under Section 4(1) of the Securities Act, the New Securities may generally be resold by the holders without registration under the Securities Act, unless the holder is an "underwriter" (as defined in the Securities Act) with respect to such securities. In addition, the New Securities may generally be resold without qualification or registration under state securities laws under exemptions contained therein.

                  Section   1145(b)   defines   four   types   of
"underwriters:"

                (1) persons who purchase a Claim against, or an Interest in, the debtor with a view to distributing the security received in exchange for such Claim or such Interest;

                (2) persons who offer to sell securities offered or sold under a plan of reorganization for holders of such securities;

                (3) persons who offer to buy securities offered or sold under the plan of reorganization from the holders of such securities if the offer to buy is (i) with a view to distribution of such securities or (ii) made under a distribution agreement; and

                (4) a person who is an "issuer" (as defined in Section 2(11) of the Securities Act) with respect to the securities.

                Under  Section 2(11) of the Securities  Act,  the
term "issuer" includes any person directly or indirectly controlling, controlled by, or under common control with, the issuer. Under Rule 405 promulgated under the Securities Act, the term "control" means the power to direct or to cause the direction of the policies of a person, whether through the ownership of voting securities, by contract or otherwise. Accordingly, an officer or director of a reorganized debtor (or its affiliate or successor) under a plan of reorganization may be deemed to "control" such debtor (and therefore be an underwriter for purposes of Section 1145), particularly if such management position is coupled with the ownership of a significant percentage of a debtor's (or affiliate's or successor's) voting securities.

                To the extent that a person is deemed to be an "underwriter," such person may make public offers and sales of the New Securities only in accordance with the registration requirements of the Securities Act or an exemption therefrom, such as the exemptions afforded by Rule 144 and Rule 144A promulgated under the Securities Act or the exemption for "ordinary trading transactions" (within the meaning of Section 1145(b)(1) of the Securities Act).

                Rule 144A, promulgated under the Securities Act, provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act for resales to certain "qualified institutional buyers" of securities which are "restricted securities" within the meaning of the Securities Act, irrespective of whether the seller of such securities purchased the securities with a view towards reselling such securities under Rule 144A. Under Rule 144A, a "qualified institutional buyer" is defined to include, among other persons, any entity which purchases securities for its own account or for the account of another qualified institutional buyer and which (in the aggregate) owns and invests on a discretionary basis at least $100 million in the securities of unaffiliated issuers (e.g., "dealers" registered as such pursuant to Section 15 of the
Exchange Act and "banks" as defined in Section 2(a)(2) of the Securities Act). Subject to certain qualifications, Rule 144A does not exempt the offer or sale of securities which, at the time of their issuance, were securities of the same class of securities then listed on a national securities exchange (registered as such under Section 6 of the Exchange Act), or quoted in a U.S. automated interdealer quotation system (i.e., NASDAQ). Given that none of the New Notes or the shares of the New Common Stock to be issued on the Effective Date will be securities of a class then listed or quoted as described above, holders of such securities who are deemed to be "underwriters" within the meaning of Section 1145(b)(1) of the Bankruptcy Code or who may otherwise be deemed to be "affiliates" of, or to exercise "control" over, the Company or Holding within the meaning of Rule 405 of Regulation C under the Securities Act should, assuming that all other conditions of Rule 144A are met, be entitled to avail themselves of the safe harbor resale provisions thereof.

                To the extent that Rule 144A is unavailable, holders may, under certain circumstances, be able to sell their securities pursuant to the safe harbor resale provisions of Rule 144 under the Securities Act. Generally, Rule 144 provides that if certain conditions are met (e.g., two-year holding period with respect to "restricted securities," volume limitations, manner of sale, availability of current information about the issuer), specified persons who (1) resell "restricted securities" or (2) resell securities which are not restricted but who are "affiliates" of the issuer of the securities sought to be resold, will not be deemed to be "underwriters" as defined in Section 2(11) of the Securities Act. Under Rule 144(k), those conditions to resale will no longer apply to restricted securities sold for the account of a holder who is not an affiliate of the Company or Holding at the time of such resale and has not been an affiliate such during the three-month period next preceding such resale, so long as a period of a least three years have elapsed since the later of (1) the Effective Date and (2) the date on which such holder acquired his or its securities from an affiliate of the Company or Holding.

                In connection with the Restructuring, certain registration rights will be granted to holders of the Old Common Stock and Old Notes, with respect to the New Securities received by such holders under the Plan. In addition, Holding will file a Form 10 registration statement with respect to the New Common Stock under the 1934 Act within 60 days following the Effective Date and will use its best efforts to cause such registration statement to become and remain effective until the earlier of (1) the seventh anniversary of the Effective Date and (2) the first date on which less than 10% of the outstanding New Common Stock is publicly held. For so long as such registration statement remains effective, Holding will be required to comply with the reporting requirements under the 1934 Act. Such filing, together with Holding's timely compliance with such reporting requirements, will enable holders of the New Common Stock to utilize the safe harbor provisions of Rule 144, as described above.

                Given the complex, subjective nature of the determination whether a person is an "underwriter," the Debtors make no representation concerning the right of any holder to resell the New Securities. Holders are urged to consult with their own counsel to determine whether they may resell such securities under the Securities Act and state securities laws.

                XVI.    DESCRIPTION OF NEW NOTES

                The New Notes will be issued under the New Indenture to be dated as of the Effective Date, between the Company and the New Trustee. The following summary of the material provisions of the New Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the New Indenture, including definitions of certain terms contained therein and those terms made part of the New Indenture by reference to the Trust Indenture Act of 1939, as amended, as in effect on the date of the New Note Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under " _ Certain Definitions."

     A.   General

                The New Notes will be unsecured senior sub ordinated obligations of the Company limited to $60,000,000 aggregate principal amount. The New Notes will be issued only in registered form without coupons, in denominations of $1,000 and integral multiples thereof. (Section 3.2) Principal of, premium, if any, and interest on the New Notes will be payable, and the New Notes will be transferable, at the corporate trust office or agency of the New Trustee in The City of New York
maintained   for  such   purposes   at                          .
(Section 3.5) In addition, interest may be paid at the option of the Company by check mailed to the person entitled thereto as shown on the security register. (Section 3.7) No service charge will be made for any registration of transfer or exchange or redemption of New Notes, except in certain circumstances for any documentary, tax or other governmental charge that may be imposed in connection therewith. (Section 3.5)

     B.   Maturity, Interest and Principal

                The New Notes will mature on                    ,
2003. Interest on the New Notes will accrue at the rate of 10% per annum and will be payable on February 1, 1997 and semi-annually thereafter on each February 1 and August 1, in each year, to the holders of record of the New Notes at the close of business on the January 15 and July 15 (whether or not a Business
Day), as the case may be, next preceding such interest payment date. Interest on the New Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The New Notes are not subject to the benefit of any mandatory sinking fund.

     C.   Optional Redemption

               Optional Redemption. The New Notes are subject to redemption upon not less than 30 nor more than 60 days' notice, in amounts of $1,000 or an integral multiple of $1,000, at any
time  on or after                      , 1999, as a whole  or  in
part, at the election of the Company, at the redemption price equal to the percentage of the principal amount redeemed, as set forth in the table below, together in the case of any such redemption with accrued interest to the redemption date (subject to the right of holders of record on relevant regular record dates to receive interest due on an interest payment date).



         Year                            Redemption
                                            Price

        1999                                105.00%

        2000                                103.33%

        2001                                101.67%

        2002                                100.00%

                In  addition, upon the occurrence of a Change  of
Control  prior  to        , 1999, the New Notes  are  subject  to
redemption, upon not less than 30 or more than 60 days' notice, in amounts of $1,000, or an integral multiple of $1,000, as a whole or in part, at the election of the Company, at the redemption price equal to the percentage of the principal amount redeemed, as set forth in the table below, together in the case of any such redemption with accrued interest to the redemption date (subject to the right of holders of record on relevant record dates to receive interest due on an interest payment date):



             Year                            Redemption
                                                Price

        1996                                   108.00%

        1997                                   107.00%

        1998                                   106.00%

                Notwithstanding the foregoing, in either case, if the aggregate principal amount of the Outstanding New Notes would be less than $20 million after such redemption, then the Company shall be required to redeem all Outstanding New Notes.

               Selection and Notice. In the event that less than all of the New Notes are to be redeemed at any time, selection of such New Notes for redemption will be made by the New Trustee, on a pro rata basis, by lot or by such method as the New Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal of New Notes; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a New Note not redeemed to less than $1,000. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of New Notes to be redeemed  at its registered address.  If any New Note  is  to  be redeemed in part only, the notice of redemption that relates to such New Note shall state the portion of the principal amount thereof to be redeemed. A New Note or New Notes, of any authorized denomination as requested by such holder in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the New Note so surrendered, will be issued in the name of the holder thereof upon surrender for cancellation of the original New Note. On and after the redemp tion date, interest will cease to accrue on New Notes or portions thereof called for redemption. If any New Note called for redemption is not so paid upon surrender thereof for redemption, the principal thereof (and premium, if any, thereon) shall, until paid, bear interest from the redemption date at the default rate thereon. (Sections 11.4, 11.5, 11.7 and 11.8)

     D.   Subordination

                The indebtedness represented by the New Notes and the payment of the principal of, premium, if any, and interest on the New Notes will be subordinated, to the extent set forth in the New Indenture, in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company, which comprises all obligations under the New Credit Agreement and refinancing thereof. (Section 12.1) See "RISK FACTORS _ Risks Related to the New Securities _ Subordination of the New Notes."

                The  New Indenture provides that in the event  of
(a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or its assets, (b) any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any assignment for the benefit of creditors or other marshaling of assets or liabilities of the Company (except a distribution in connection with a consolidation of the Company with, or the merger of the Company into, another corporation or the liquidation or dissolution of the Company following conveyance, transfer or lease of its properties and assets substantially as an entirety to another corporation upon the terms and conditions described below under " _ Merger, Sale of Assets, Etc."), holders of Senior Indebtedness of the Company shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness before the holders of the New Notes are entitled to receive any payment on account of the principal of, premium, if any, and interest on the New Notes; and any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which the holders of the New Notes or the New
Trustee would be entitled but for the provisions of the New Indenture relating to subordination (excluding certain unsecured subordinated securities) will be paid by the liquidating trustee or agent or other Person making such payment or distribution directly to the holders of Senior Indebtedness ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid. In the event that, notwithstanding the foregoing, after an event described in clause (a), (b) or (c), the New Trustee or any holder of the New Notes shall have received payment or distribution of assets of the Company of any kind or character (excluding certain permitted equity or subordinated debt securities or as authorized by a bankruptcy court) before all Senior Indebtedness is paid in full, then such payment or distribution will be paid over or delivered to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other person making payment or distribution of assets of the company for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full. (Section 12.2)

                In the event of and during the continuance of any default in the payment of principal, premium, if any, or interest on any Senior Indebtedness beyond any applicable grace period with respect thereto, or in the event that any other event of default with respect to any Senior Indebtedness shall have occurred and be continuing that permits the holders of such Senior Indebtedness (or a trustee on behalf of such holders) to declare such Senior Indebtedness due and payable prior to the date on which it would otherwise have become due and payable either without further notice or upon the expiration of any grace period applicable to such event of default, and written notice thereof shall have been given to each of the Company and the New Trustee by the agent bank under the Credit Agreement, then no payment shall be made by the Company on account of the principal of (or premium, if any) or interest on the New Notes or on account of the purchase or redemption or other acquisition of New Notes unless and until such payment of default shall have been cured or waived or shall have ceased to exist or the holders of such Senior Indebtedness or their agents have waived the benefits of such subordination.

                If the Company fails to make any payment on the New Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the New Indenture and would enable the holders of the New Notes to accelerate the maturity thereof. See " _ Events of Default."

                By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the New Notes, and the funds which would be otherwise payable to the holders of the New Notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, and the Company may be unable to meet its obligations in full with respect to the New Notes.

     E.   Certain Covenants

                The New Indenture will contain the following covenants, among others:

               Limitation on Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, Incur any Indebtedness (including any Acquired Indebtedness, but excluding Permitted Indebtedness) unless, at the time of the Incurrence thereof and after giving effect thereto on a pro forma basis, the Company's Consolidated Interest Coverage Ratio for the four full fiscal quarters for which financial information in respect thereof is available immediately preceding such Incurrence, taken as one period and calculated on the assumption that such Indebtedness had been Incurred on the first day of such four-quarter period and, in the case of Acquired Indebtedness, on the assumption that the related acquisition (whether by means of purchase, merger or otherwise) also had occurred on such date with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation, would have exceeded
2.0 to 1.0. (Section 10.8)

                 Limitation on Restricted Payments. (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, (i) declare or pay any dividend on, or make any other distribution to holders (in their capacities as such) of, any shares of the Company's Capital Stock (other than dividends or distributions payable in shares of its Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but excluding dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock), (ii) purchase, redeem or acquire or retire for value any Capital Stock of the Company or any Subsidiary or any options, warrants or other rights to acquire such Capital Stock (other than any such Capital Stock owed by a Wholly Owned Subsidiary of the Company), (iii) declare or pay any dividend or distribution on any Capital Stock of any Subsidiary to any Person (other than the Company or any of its
Wholly Owned Subsidiaries), (iv) Incur any Indebtedness of any Affiliate (other than with respect to (a) guarantees of Indebtedness of any Wholly Owned Subsidiaries by the Company or by another Wholly Owned Subsidiary or (b) guarantees of
Indebtedness  of the Company by any Wholly Owned  Subsidiary,  or
(v) make any Investment (other than any Permitted Investment) in any Person other than in the Company, a Wholly Owned Subsidiary of the Company or a Person that becomes a Wholly Owned Subsidiary of the Company as a result of such Investment (such payments or other actions described in the foregoing clauses (i) through (v) are collectively referred to as "Restricted Payments") unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be as determined by the Board of Directors of the Company, whose determination shall be based on the Fair Market Value thereof and shall be conclusive), (1) no Default or Event of Default shall have occurred and be continuing or shall occur as a result of such Restricted Payment, (2) the Consolidated Interest Coverage Ratio of the Company for the Company's four most recently completed fiscal quarters shall be at least 2.0 to 1.0, and (3) the aggregate amount of all Restricted Payments declared or made after the Issue Date shall not exceed the sum of: (A) 50% of the aggregate cumulative Consolidated Net Income of the Company (which shall be treated as one accounting period) during the period beginning on the last day of the first full fiscal quarter occurring after the Issue Date and ending on the last day of the Company's last fiscal quarter ending prior to the date of the declaration or making of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss), plus (B) the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Company's Board of Directors, whose determination shall be conclusive), received after the Issue Date by the Company from the issuance or sale (other than to any of its Subsidiaries) of shares of Capital Stock of the Company (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock of the Company (other than Redeemable Capital Stock), plus (C) the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive) received after the Issue Date by the Company (other than from any of its Subsidiaries) upon the exercise of options, warrants or rights to purchase shares of Capital Stock of the Company (other than Redeemable Capital Stock), plus (D) the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive) received after the Issue Date by the Company from the issue or sale of debt securities or Redeemable Capital Stock that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Capital Stock), plus the aggregate amount of cash received by the Company at the time of such conversion or exchange, plus (E) the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive) received after the Issue Date by the Company in disposition of any Investment (or portion thereof) made after the Issue Date which was a Restricted Payment. The foregoing provision will not be violated by reason of (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the foregoing provision (in which event such dividend shall be deemed to have been paid on such date of declaration thereof for purposes of the foregoing provision), (ii) a Restricted Payment by a Subsidiary solely to the Company or a Wholly Owned Subsidiary of the Company, or (iii) the retirement redemption, repurchase or other acquisition of any shares of Capital Stock or Indebtedness that is expressly subordinated in right of payment to the New Notes, in exchange for (including any such exchange pursuant to a conversion right or privilege in connection with which cash is paid in lieu of fractional shares or scrip), or out of the proceeds of the substantially concurrent sale for cash (other than to a Subsidiary of the Company) of, shares of Capital Stock (other than Redeemable Capital Stock) of the Company.

                (b) In computing Consolidated Net Income of the Company under the preceding clause (a), (1) the Company will use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Company for the remaining portion of such period and (2) the Company will be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Company that are available on the date of determination. If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment would in the good faith determination of the Company be permitted under the applicable provisions of this covenant, such Restricted Payment will be deemed to have been made in compliance with such provisions notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Consolidated Net Income of the Company for any period. (Section 10.9)

                Limitation on Liens. The Company will not, and will not permit any of its Subsidiaries to, Incur any Lien of any kind (other than Permitted Liens) upon any property or assets of the Company or of any such Subsidiary or with respect to any Indebtedness of any such Subsidiary. (Section 10.11)

                Purchase of New Notes upon Change of Control. Upon the occurrence of a Change of Control, the Company will be obligated to make an offer to purchase (a "Change of Control Offer") and will, subject to the provisions described below, purchase, on a Business Day (the "Change of Control Purchase Date") that is not earlier than 30 days nor later than 60 days following the occurrence of a Change of Control or such later date as may be necessary for the Company to comply with requirements under the 1934 Act, all of the then Outstanding New Notes at a purchase price payable in cash equal to 101% of the principal amount of such New Notes, plus accrued and unpaid interest (including any Defaulted Interest), if any, to the Change of Control Purchase Date (the "Change of Control Purchase Price"); provided, however, that notwithstanding the occurrence of a Change of Control, the Company will not be obligated to make a Change of Control Offer in the event that it has exercised its rights to redeem all of the New Notes as described in the redemption provisions of the New Indenture (as described above under " _ Optional Redemption") within 30 days after the occurrence of such Change of Control.

                In order to effect such Change of Control Offer, the Company will, not later than the 30th day after the Change of Control, mail to each holder of New Notes notice of the Change of Control Offer, which notice will govern the terms of the Change of Control Offer and shall state, among other things, the procedures that holders of New Notes must follow to accept the Change of Control Offer.

               If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the New Notes that might be delivered by holders of New Notes seeking to accept the Change of Control Offer. The Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all New Notes validly tendered and not withdrawn under such Change of Control Offer.

                The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that a Change of Control occurs and the Company is required to purchase New Notes as described above. The obligation of the Company to make a Change of Control Offer may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control. (Section 10.15)

                The use of the term "all or substantially all" in New Indenture provisions such as clause (v) of the definition of "Change of Control" and under " _ Merger, Sale of Assets, Etc." has no clearly established meaning under New York law (which governs the New Indenture) and has been the subject of limited judicial interpretation in few jurisdictions. Accordingly, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person, which uncertainty should be considered by prospective purchasers of the New Notes.

                Limitation on Asset Sales. The Company will not, and will not permit any of its Subsidiaries to, in one transaction or a series of related transactions, other than in the ordinary course of business, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, businesses or assets, including by merger or consolidation and including any sale or other transfer or issuance of any Capital Stock of any Subsidiary of the Company, whether by the Company or by such Subsidiary (any of the foregoing, an "Asset Sale"), unless (a) the Company or the applicable Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of (as determined in good faith by the Board of Directors of the Company, as evidenced by a Board Resolution), (b) at least (i) 50% of the first $5 million of consideration received by the Company or the Subsidiary, as the case may be, from such Asset Sale and (ii) 75% of such consideration in excess of $5 million, shall be cash or Cash Equivalents and is received at the time of such disposition, and
(c) the Company delivers an Officers' Certificate to the New Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (b); provided that (A) subject to the other provisions of the New Indenture, the Company, together with its Subsidiaries, may make any Asset Sale that is governed by the covenant described under " _ Merger, Sale of Assets, Etc." and
(B) the first $3 million of Net Cash Proceeds from Asset Sales in any fiscal year will not be subject to the restrictions set forth in the foregoing clauses (a) and (b). The Net Cash Proceeds of any Asset Sale shall be applied by the Company or a Subsidiary
(1) to pay and permanently reduce any Senior Indebtedness, (2) to reinvest in Additional Assets; or (3) to redeem New Notes in accordance with this covenant. To the extent that such Net Cash Proceeds are not applied as provided in clause (1) of the preceding sentence, the Company or a Subsidiary, as the case may be, may apply the Net Cash Proceeds from such Asset Sale, within 360 days of such Asset Sale, to an investment in Additional Assets so long as the Company or such Subsidiary has notified the New Trustee in writing within 270 days of such Asset Sale that it has determined to apply the Net Cash Proceeds from such Asset Sale to an Investment in such Additional Assets; provided, however, that not more than $15 million of Net Cash Proceeds may be reinvested in Additional Assets during any rolling 18-month period. Any Net Cash Proceeds from any Asset Sale not applied as provided in clause (i) or (ii) of the first sentence of clause
(b) above within 360 days of such Asset Sale constitute "Excess Proceeds" subject to disposition as provided below.

                When the aggregate amount of Excess Proceeds exceeds $5 million (the "Asset Sale Trigger Date"), the Company shall make an offer (an "Asset Sale Offer") to purchase, from all holders, an aggregate principal amount of New Notes equal to such Excess Proceeds, on a Business Day that is not less than 30 days nor more than 60 days thereafter or such later date as may be necessary for the Company to comply with the requirements of the 1934 Act, at a price payable in cash equal to 100% of the outstanding principal amount of such New Notes, plus accrued and unpaid interest (including any Defaulted Interest), if any, to the purchase date. To the extent that the aggregate principal amount of New Notes tendered pursuant to an offer to purchase is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes. If the aggregate principal amount of New Notes validly tendered by holders thereof exceeds the Excess Proceeds, New Notes to be purchased will be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset to zero.

                In order to effect such Asset Sale Offer, the Company will, not later than the Asset Sale Trigger Date, mail to each holder of New Notes notice of the Asset Sale Offer, which notice shall state, among other things, the procedures that holders of the New Notes must follow to accept the Asset Sale Offer.

                The Company will comply with Rule 14e-1 under the
Exchange  Act  and  any  other securities  laws  and  regulations
thereunder   to   the  extent  such  laws  and  regulations   are
applicable, in connection with any Asset Sale Offer.

                In the event that, following an Asset Sale Offer, the aggregate principal amount of New Notes would be less than $20 million (assuming 100% acceptance of the Asset Sale Offer), then the Company will be obligated to redeem all Outstanding New Notes. (Section 10.16)

                Transactions with Affiliates. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than a Wholly Owned Subsidiary thereof) unless (i) such transaction or series of transactions is or are on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than could have been obtained at the time of such transaction or transactions in a comparable transaction in arm's-length dealings with Persons who are not Affiliates and (ii) with respect to any transaction or series of transactions involving aggregate consideration in excess of $5 million, the Company delivers an officers' certificate to the New Trustee certifying that such transaction or series of transactions complies with clause (i) above and that such transaction or series of transactions has received the approval of a majority of the disinterested directors of the Board of Directors of the Company; provided, however, that the foregoing restriction shall not apply to transactions pursuant to agreements in effect at or entered into on the Issue Date (and not otherwise in violation of this New Indenture); provided that any renewal or modification of the terms of any such agreement after the date of this New Indenture shall comply with the provisions of this covenant. For purposes of this covenant, any transaction or series of related transactions between the Company or any of its Subsidiaries and any Affiliate of the Company that is approved as being on the terms required by clause (i) above by a majority of the disinterested directors of the Board of
Directors  of  the  Company shall be deemed to  be  on  terms  as favorable as those that might be obtained at the time of such transaction or series of transactions in a comparable transaction in arm's-length dealings with an unaffiliated third party, and thus shall be permitted under this covenant. This covenant will not restrict the Company or any of its Subsidiaries from
(i) paying reasonable and customary directors fees, executive compensation and severance amounts, (ii) making loans and advances to officers and employees in respect of travel, moving and entertainment expenses Incurred, or to be Incurred, by such officers, directors and employees or (iii) entering into guarantees in respect of Indebtedness incurred by officers or employees in the ordinary course of business and payments in discharge thereof in an amount and not to exceed the excess of
(x) $500,000 at any time outstanding and (y) the aggregate amount, if any, paid after the Issue Date in respect of such guarantees. (Section 10.10)

                Restriction on Issuance of Stock of Subsidiaries. The Company will not permit any of its Subsidiaries to issue any Preferred Stock (other than to the Company or a Wholly Owned Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Subsidiary of the Company) to own or hold an interest in any Preferred Stock of any such Subsidiary, except (i) replacements of then outstanding Preferred Stock or
(ii) stock splits, stock dividends and similar issuances which do not decrease the percentage ownership of the Company or any of its Subsidiaries in such Subsidiary. (Section 10.13)

                 Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual Payment Restriction except (i) any Payment Restriction pursuant to the Credit Agreement or any other agreement in effect at or entered into on the Issue Date; (ii) any Payment Restriction with respect to a Subsidiary that is not a Subsidiary of the Company on the Issue Date, in existence at the time such Person becomes a Subsidiary of the Company or created on the date it becomes a Subsidiary; and (iii) any Payment Restriction pursuant to any agreement that extends, refinances, renews or replaces any agreement containing any of the restrictions described in the foregoing clauses (i) and (ii); provided that the terms and conditions of any such restrictions are not materially less favorable to the holders of the New Notes than those under or pursuant to the agreement so extended, refinanced, renewed or replaced. (Section 10.14)

                Subsidiary Guarantees. The Company will not permit any of its Subsidiaries to guarantee the payment of any Indebtedness of the Company or any Subsidiary of the Company unless such Subsidiary (i) is, or, concurrently with such guarantee will become, a Subsidiary Guarantor under this New
Indenture  in  the  manner set forth in  the  New  Indenture  and
(ii) the Company shall concurrently comply with the requirements set forth in the New Indenture. (Section 10.18)

                  Limitation on Other Senior Subordinated Indebtedness. The Company will not Incur any Indebtedness (other than the New Notes) that is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is also pari passu with or subordinate in right of payment to the New Notes, pursuant to subordination provisions substantially similar to those described under " _ Subordination" above. (Section 10.12)

               SEC Reports. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Company will file with the SEC and, in any event, will provide, within 15 days after the Company is (or would be) required to file the same with the SEC, the New Trustee and holders and prospective holders (upon request) with the annual reports and the information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. In the event that the Company is not permitted to file such reports, documents and information with the SEC, the Company will provide substantially similar information to the New Trustee, the holders and prospective holders (upon request) as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. The Company will be deemed to have satisfied such requirements if Holding files and provides reports, documents and information of the types otherwise so required, in each case within the applicable time periods, and the Company is not required to file such reports, documents and information separately under applicable rules and regulations of the SEC (after giving effect to any exemptive relief) because of the filings by Holding. The Company also will comply with the other provisions of Section 314(a) of the Trust New Indenture Act. (Section 10.4)

     F.   Merger, Sale of Assets, Etc.

                The New Indenture provides that the Company will not, in any transaction or series of transactions, consolidate with or merge with or into any other person, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets substantially as an entirety to any person or group of affiliated persons, unless at the time and after giving effect thereto (i) either (A) the Company shall be the continuing or surviving corporation or (B) the person (if other than the Company) formed by such consolidation or merger or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made, (any such surviving person or transferee person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume by a supplemental New Indenture executed and delivered to the New Trustee, in form satisfactory to the New Trustee, all the obligation of the Company under the New Notes and the New Indenture; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall exist; (iii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the Company (or the Surviving Entity if the Company is not the continuing obligor under the New Indenture) shall be equal to or greater than the Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) of the Company immediately prior to such transaction; (iv) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Interest Coverage Ratio of the Company (or the Surviving Entity if the Company is not the continuing obligor under this New Indenture) for the Company's (or the Surviving Entity's, as the case may be) four most recently completed full fiscal quarters is at least 2.0 to 1.0; and (v) the Company shall deliver to the New Trustee, in form and substance reasonably satisfactory to the New Trustee, an officer's certificate and an opinion of counsel, each stating that such consolidation, merger or sale, assignment, transfer, lease, conveyance or other disposition, and the supplemental indenture, if required, in respect thereof comply with the requirements under the New Indenture; provided that a Wholly Owned Subsidiary may consolidate with, or merge with or into, or convey, transfer or lease all or substantially all of its assets to the Company or another Wholly Owned Subsidiary. (Section 8.1)

                Upon any consolidation or merger or any sale, assignment, transfer, lease or conveyance or other disposition of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the New Indenture with the same effect as if such successor corporation had been named as the Company therein. (Section 8.2)

     G.   Events of Default

                The following will be "Events of Default" under the New Indenture:

                (a) the Company defaults in the payment of interest on any New Note when the same becomes due and payable and such default continues for a period of 30 days, whether or not such payment shall be prohibited by the subordination provisions of the New Indenture; or

                (b) the Company defaults in the payment of the principal of (or premium, if any, on) any New Note at its Maturity, whether or not such payment shall be prohibited by the subordination provisions of the New Indenture; or

                (c) the Company defaults in the performance of, or breaches, any covenant or warranty of the Company under the New Indenture (other than a default specified in clause (a) or (b) above or clause (g) below), and continuance of such default or breach for a period of 30 days after a written notice specifying such default or breach and stating that such notice is a "Notice of Default" under the New Indenture has been given, by registered or certified mail, to (x) the Company by the New Trustee or (y) to the Company and the New Trustee by the holders of at least 25% in principal amount of the Outstanding New Notes; or

                (d) an event of default as defined in any mortgage, bond, indenture, loan agreement or other evidence of Indebtedness under which the Company or any Subsidiary then has outstanding Indebtedness in excess of $5 million in the aggregate, shall occur and such default (i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness within the applicable grace period, if any, of such Indebtedness or (ii) results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable (if not already matured at its final maturity in accordance with its terms); or

                (e) final judgments or orders are rendered against the Company, the Guarantor or any Subsidiary which require the payment in money, either individually or in an aggregate amount, that is more than $5 million and such judgment or order shall not have been discharged or fully bonded, and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree shall not be in effect; or

                (f) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Subsidiary shall have occurred; or

               (g) a default in the performance or breach of any of the provisions of the New Indenture relating to consolidation, merger, conveyance, transfer or lease.

                If an Event of Default (other than an Event of Default specified in clause (f) above) occurs and is continuing, the New Trustee or the holders of at least 25% of the principal amount of the New Notes then Outstanding, by written notice to the Company (and to the New Trustee if such notice is given by the holders), may, and the New Trustee at the request of such holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all the New Notes to be due and payable immediately, and upon any such declaration such principal, premium and accrued interest shall become immediately due and payable. If an Event of Default specified in clause (f) above occurs and is continuing, then the principal of, premium, if any, on and accrued and unpaid interest, if any, on all of the Outstanding New Notes and all other amounts owing under the New
Indenture shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the New Trustee or any holder. (Section 5.2)

                At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the New Trustee, the holders of a majority in aggregate principal amount of the Outstanding New Notes, by written notice to the Company and the New Trustee, may rescind and annul such declaration and its consequences if
(a) the Company has paid or deposited with the New Trustee a sum sufficient to pay (i) all sums paid or advanced by the New Trustee under this New Indenture and the reasonable compensation, expenses, disbursements and advances of the New Trustee, its agents and counsel, (ii) all overdue interest on all New Notes,
(iii) all unpaid principal of and premium, if any, on any Outstanding New Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the Default Rate, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate provided in the New Notes; (b) all Events of Default, other than the non-payment of principal of the New Notes which have become due solely by the declaration of acceleration, have been cured or waived; and (c) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. (Section 5.2)

                Notwithstanding the preceding paragraph, in the event a declaration of acceleration in respect of the New Notes because of an Event of Default specified in clause (d) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the New Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the New Notes, and no other Event of Default shall have occurred during such 30-day period which has not been cured or waived during such period.

                The holders of not less than a majority in principal amount of the Outstanding New Notes may on behalf of the holders of all the New Notes waive any past Default or Event of Default under the New Indenture and its consequences, except a Default or Event of Default in respect of the payment of the principal of, premium, if any, or interest on any New Note at its maturity, or in respect of a covenant or provision which under the New Indenture cannot be modified or amended without the consent of the holder of each Outstanding New Note affected thereby. (Section 5.13)

               No holder of any of the New Notes has any right to institute any proceeding with respect to the New Indenture or any remedy under the New Indenture, unless such holder has previously given written notice to the New Trustee of a continuing Event of Default, the holders of not less than 25% in principal amount of the Outstanding New Notes have made written request, and offered reasonable indemnity, to the New Trustee to institute such proceeding and the New Trustee, within 60 days after receipt of such notice, has failed to institute any such proceeding and has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the Outstanding New Notes during such 60-day period. Such limitations do not apply, however, to a suit instituted by a holder of a New Note for the enforcement of the payment of the principal of, premium, if any, or interest on, such New Note on or after the respective due dates expressed in such New Note. (Sections 5.7 and 5.8)

                Subject to the provisions of the New Indenture relating to the duties of the New Trustee, whether or not an Event of Default shall occur and be continuing, the New Trustee under the New Indenture is not under any obligation to exercise any of its rights or powers under the New Indenture at the request or direction of any of the holders of the New Notes, unless such holders shall have offered to the New Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the New Trustee, the holders of a majority in principal amount of the outstanding New Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the New Trustee, or exercising any trust or power conferred on the New Trustee under the New Indenture. (Sections 6.2 and 5.12)

               Within 30 days after the occurrence of any Default that is known to the New Trustee, the New Trustee shall transmit by mail to all holders, as their names and addresses appear in the security register, notice of such Default, unless such Default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any New Notes, the New Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or responsible officers of the New Trustee in good faith determines that the withholding of such notice is in the interest of the holders.
     (Section 6.1)

                The Company is required to furnish to the New Trustee an annual statement as to the performance by the Company of its obligations under the New Indenture and as to any default in such performance. The Company is also required to deliver to the New Trustee as soon as possible following an officer of the Company becoming aware of a Default or Event of Default, an officers' certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto. (Section 10.17)

      H.  Defeasance or Covenant Defeasance of New Indenture

                The Company may, at its option by resolution of its Board of Directors, at any time, terminate the obligations of the Company and any Guarantor with respect to all outstanding New Notes (hereinafter "defeasance"), on the date the conditions set forth in the next paragraph are satisfied. Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding New Notes, and to have satisfied all its obligations under such New Notes and the New Indenture, except for the following which will survive until otherwise terminated or discharged under the New Indenture:
(i) the rights of holders of Outstanding New Notes to receive payment in respect of the principal of, premium, if any, and interest on such New Notes when such payments are due, (ii) the Company's obligations to issue temporary New Notes, register the transfer or exchange of any New Notes, replace mutilated, destroyed, lost or stolen New Notes, maintain an office or agency for receipt of payments in respect of the New Notes, and the Company's obligation to segregate and hold in trust money for the payment of principal, premium, if any or interest, (iii) the rights, powers, trusts, duties and immunities of the New Trustee, and (iv) the defeasance provisions of the New Indenture. In addi tion, the Company may, at its option and at any time, elect to terminate its obligations with respect to certain covenants that are set forth in the New Indenture, some of which are described under " _ Certain Covenants" above, on and after the date the conditions set forth in the next paragraph are satisfied and any subsequent failure to comply with such obligations shall not constitute a Default or an Event of Default with respect to the New Notes (hereinafter, "covenant defeasance"). Such covenant defeasance means that, with respect to the Outstanding New Notes, the Company and any Guarantor may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference in the New Indenture to any such covenant or by reason of any reference in any such covenant to any other provision in the New Indenture or in any other document and such omission to comply shall not constitute Defaults or Events of Defaults under paragraphs (c) or (f) of " _ Events of Default" above, but, except as specified above, the remainder of the New Indenture and the New Notes shall be unaffected. (Sections 13.1, 13.2 and 13.3)

               In order to exercise either defeasance or covenant defeasance, (i) the Company shall irrevocably deposit or cause to be deposited with the New Trustee, as trust funds in trust for the benefit of the holders of the New Notes, cash in United States dollars, U.S. Government Obligations (as defined in the New Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest on the outstanding New Notes to redemption or maturity (except lost, stolen or destroyed New Notes which have been replaced or repaid) (provided that before such a deposit, the Company may give the New Trustee a notice of its election to redeem all of the Outstanding New Notes at a future date in accordance with the redemption provisions of the New Indenture, which notice shall be irrevocable), (ii) the Company shall have delivered to the New Trustee an opinion of counsel to the effect that (x) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the New Indenture there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that the holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit, (iv) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the New Indenture or any material agreement or instrument to which the Company is a party or by which the Company is bound,
(v) the Company shall have delivered to the New Trustee an opinion of counsel to the effect that (x) the irrevocable deposit of the trust funds with the New Trustee, as described in clause
(i) above, will not constitute a transfer of property of the Company or such other depositor voidable as a fraudulent transfer or conveyance under Sections 544(b) and 548 of the Bankruptcy Code, or any successor to such Sections, or under Sections 273, 274, 275 and 276 of the New York Debtor and Creditor Law or any successor to such Sections; (y) the irrevocable deposit of the trust funds with the New Trustee, as described in clause (i) above, will not constitute a transfer of property of the Company or such other depositor voidable as a preference under Section 547 of the Bankruptcy Code, or any successor to such Section, in the event that after the passage of a period 93 days following such deposit a voluntary or involuntary case under the Bankruptcy Code is commenced by or against the Company or such other depositor; and (z) for so long as the trust funds are held in trust by the New Trustee, as described in clause (i) above, for the benefit of the holders, the trust funds will not be considered assets of the Company or such other depositor which may be used to satisfy claims of creditors of the Company or such other depositor in the event that a voluntary or involuntary case under the Bankruptcy Code is commenced by or against the Company or such other depositor after the passage of a period of 93 days following the irrevocable deposit by the Company or such other depositor of the trust funds with the New Trustee, (vi) the Company shall have delivered to the New Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the New Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with and (vii) if the Credit Agreement is in effect, the Company shall have delivered to the New Trustee any required consent of the lenders under the Credit Agreement to such defeasance or covenant defeasance, as the case may be. (Section 13.4)

     I.   Satisfaction and Discharge

                The New Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the New Notes, as expressly provided for in the New Indenture) as to all outstand ing New Notes when (i) either (a) all the New Notes theretofore authenticated and delivered (except (x) lost, stolen or destroyed New Notes which have been replaced or paid and (y) New Notes for which payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the New Trustee for cancellation or (b) all New Notes not theretofore delivered (except lost, stolen or destroyed New Notes which have been replaced or repaid) to the New Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the New Trustee for the giving of notice of redemption by the New Trustee in the name, and at the expense of the Company, and the Company has, in the case of (x),
(y) or (z), irrevocably deposited or caused to be deposited with the New Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire Indebtedness on such New Notes (except lost, stolen or destroyed New Notes which have been replaced or repaid) not theretofore delivered to the New Trustee for cancellation, for principal of, premium, if any, and interest on the New Notes to the date of deposit together with irrevocable instructions from the Company directing the New Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be, (ii) the Company has paid all other sums payable under the New Indenture by the Company, and
(iii) the Company has delivered to the New Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the New Indenture relating to the satisfaction and discharge of the New Indenture have been complied with. (Section 4.1)

     J.   Amendments and Waivers

                The Company, when authorized by a resolution of its Board of Directors, and the New Trustee, at any time and from time to time, may, without the consent of the holders of any Outstanding New Notes, enter into one or more indentures supplemental to the New Indenture for certain specified purposes, including, among other things, (i) curing ambiguities, defects or inconsistencies, (ii) qualifying, or maintaining the qualification of, the New Indenture under the Trust Indenture Act of 1939, (iii) adding any Subsidiary of the Company as a Guarantor or (iv) making any other change that does not adversely affect the rights of any holder. Other amendments and modifications of the New Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the New Indenture or of waiving or modifying in any manner the rights of the holders under the New Indenture may be made by the Company, when authorized by a resolution of its Board of Directors, and the New Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the Outstanding New Notes; provided, however, that no such supplemental indenture, amendment or waiver may, without the consent of the holder of each Outstanding New Note affected thereby, (i) change the stated maturity of the principal of, or any installment of interest on, any New Note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any New Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the stated maturity thereof (or, in the case of redemption, on or after the redemption date) or modify the obligation of the Company to purchase New Notes upon a Change of Control; (ii) reduce the percentage in principal amount of the Outstanding New Notes, the consent of whose holders is required for any such supplemental indenture or the consent of whose holders is required for any waiver of compliance with certain provisions of the New Indenture or certain defaults under the New Indenture and their consequences provided for in the New Indenture; (iii) modify any of the provisions of the New Indenture sections relating to (x) supplemental indentures with the consent of holders, (y) the waiver of past defaults, or (z) the waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the New Indenture cannot be modified or waived without the consent of the holder of each New Note affected thereby; or (iv) modify any of the provisions of the New Indenture with respect to subordination in a manner adverse to the holders of the New Notes. (Sections 9.1 and 9.2)

     K.   Governing Law

               The New Indenture, the New Notes and any Guarantee will be governed by the laws of the State of New York, without regard to the principles of conflicts of law. (Section 1.13)


     L.   The New Trustee

                Fleet Bank will be the New Trustee under the  New
Indenture.

     M.   Certain Definitions

                "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary of any other Person (or is merged with any other Person) or
(ii) assumed in connection with the acquisition of assets from a Person, other than Indebtedness Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of such other Person or such merger or acquisition, as the case may be.

                "Affiliate" means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, (ii) any spouse, immediate family member or other relative who has the same principal residence of any Person described in (i) above, (iii) any trust in which any such Person described in clause or (i) or (ii) above has a beneficial interest and (iv) any corporation of which any such Person described in clause (i), (ii) or (iii) above collectively owns more than 50% of the equity of such entity. For purposes of this definition, "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act) of 10% or more of the Voting Stock of a Person shall be deemed to be control of such Person.

               "Average Life to Stated Maturity" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

                "AWG" means Associated Wholesale Grocers, Inc., a
Missouri corporation.

                "AWG Equity" means all equity, deposits, credits, sums and indebtedness of any kind or description whatsoever, at any time owed by AWG to the Company or at any time standing in the name of or to the credit of the Company on the books and/or records of AWG, including, without limitation, AWG Membership Stock, members' deposit certificates, patronage refund certificates, members' savings, direct patronage or year-end patronage, concentrated purchase allowance, quarterly payments and any other amounts due from AWG to the Company under the AWG Supply Agreement.

                "AWG First Offer Rights" means (i) AWG's right of first offer with respect to the stores owned or operated by the Company listed on Exhibit B to the AWG Supply Agreement and
(ii) any public recordation of such first offer rights, provided that any such public recordation shall be terminable from time to time as set forth in Section 7(f) of the AWG Supply Agreement.

               "AWG Liens" means (i) Liens on AWG Equity owned or hereafter acquired by the Company to secure the Company's obligations to AWG under the AWG Supply Agreement and the AWG
Membership Documents, (ii) Liens consisting of the AWG Use Restrictions and (iii) Liens consisting of the AWG First Offer Rights.

                 "AWG Membership Documents" means (i) the Application for Membership by Homeland Stores, Inc., between the Company and AWG and (ii) the Stock Power of Attorney granted to AWG by the Company with respect to the AWG Membership Stock owned by the Company.

                "AWG  Membership Stock" means the Class A  Common
Stock, par value $100 per share, of AWG.

               "AWG Supply Agreement" means the Supply Agreement, dated as of April 21, 1995, between the Company and AWG, as such agreement may be amended, amended and restated, supplemented or otherwise modified from time to time.

                "AWG Use Restrictions" means (i) the Company's agreement under Sections 7(g) and 8(b) of the AWG Supply Agreement to dedicate (to the extent of its interest therein (including leasehold interests)) certain real property and the improvements thereon to the exclusive use of a retail grocery facility (including all activities which from time to time are commonly associated with the operation of a grocery facility) which is owned by a retail member of AWG and (ii) any public recordation of such agreement, provided that any such public recordation shall be terminable from time to time as set forth in
Section 8(b) of the Supply Agreement.

               "Capital Lease Obligation" of any Person means any obligations of such Person and its Subsidiaries on a consolidated basis under any capital lease that, in accordance with GAAP, is required to be recorded as a capitalized lease obligation; and for purposes of the New Indenture, the amount of such obligations at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

                "Capital Stock" of any Person means any and all shares, interests, participations, or other equivalents (however designated) of such Person's capital stock (including any Preferred Stock) whether now outstanding or issued after the Issue Date.

                "Cash Equivalents" means (i) securities issued directly or fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (ii) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Thomson Watch Rating of "B" or better, (iii) repurchase obligations and reverse repurchase obligations of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, in each case maturing within six months from the date of acquisition and (iv) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition.

_                a  "person"  or "group" (within the  meaning  of
Sections 13(d) and 14(d)(2) of the 1934 Act) (other than any Permitted Holders) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act; provided that a "person" or "group" shall be deemed to be a "beneficial owner" for purposes of this definition even if its right to acquire beneficial ownership of Voting Stock arises after a 60-day period) of more than fifty percent (50%) of the total voting power of the then outstanding Voting Stock of the Company or
Holding; (ii) any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the 1934 Act) (other than any Permitted Holders) has the ability to designate a majority of the Board of Directors of the Company or Holding; (iii) the Company or Holding liquidates or dissolves or adopts a plan of liquidation; (iv) Holding shall cease to own and control, beneficially and of record, 100% of the Capital Stock of the Company; (v) the Company or Holding sells, assigns, transfers or otherwise disposes of all or substantially all of its assets, in one transaction or a series of related transactions, to any Person other than a Wholly Owned Subsidiary of the Company; (vi) during any 24 month period, individuals who at the beginning of such period constituted the Board of Directors of the Company or Holding (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company or Holding was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) ceases for any reason to constitute a majority of the Board of Directors of the Company or Holding then in office; provided, however, that this clause (vi) shall not be applicable if the continuing directors do not constitute at least a majority of the Board of Directors of the Company or Holding, as the case may be, as a result of directors nominated by any Permitted Holder constituting a majority of the Board of Directors of the Company or Holding); or (vii) the
Company or Holding consolidates with or merges with or into another Person pursuant to a transaction in which the outstanding Voting Stock of the Company or Holding is changed into or exchanged for cash, Cash Equivalents, securities or other property, other than any transaction in which (a) no Redeemable Capital Stock is issued and (b) holders of Voting Stock of the Company or Holding, as the case may be, immediately prior to such transaction "beneficially own" (as defined in Rule 13d-3 under the 1934 Act) not less than 70% of the Voting Stock of the surviving corporation of such merger or consolidation outstanding immediately after such transaction.

                 "Consolidated Depreciation and Amortization Expense" means, with respect to any Person for any period for which the determination thereof is to be made, the aggregate depreciation and amortization expense (including, without limitation, amortization of goodwill, other intangibles, debt discount and debt issue costs) reducing Consolidated Net Income of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

                "Consolidated EBITDA" means, with respect to any Person for any period for which the determination thereof is to be made, the sum (without duplication) for such period of (i) Consolidated Net Income plus, to the extent deducted in determining Consolidated Net Income, each of (ii) Consolidated Income Tax Expense, (iii) Consolidated Depreciation and Amortization Expense, (iv) Consolidated Fixed Charges, (v)
Consolidated  Post  Retirement Benefits Other Than  Pensions  and
(vi) non-cash extraordinary charges under GAAP.

                "Consolidated Fixed Charges" means, with respect to any Person for any period for which the determination thereof is to be made, the sum (without duplication) of (i) the aggregate amount of interest, whether expensed or capitalized, paid, accrued or scheduled to be paid or accrued during such period (including, without limitation, any non-cash interest payments or accruals, the interest portion of Capital Lease Obligations, all amortization of original issue discount, net cash costs pursuant to Interest Swap Obligations and Currency Agreements (including amortization of fees) and the interest component of any deferred payment obligation) of such Person and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, and
(ii) dividends required to be made in respect of Preferred Stock and Redeemable Capital Stock.

                "Consolidated Income Tax Expense" means, with respect to any Person for any period for which the determination thereof is to be made, the aggregate of the income tax expense of such Person and its Subsidiaries, for such period, determined on a consolidated basis in accordance with GAAP.

                 "Consolidated Interest Coverage Ratio" with respect to any period for which the determination thereof is to be made means the ratio of (i) the aggregate of Consolidated EBITDA for such period (taken as one accounting period) to
(ii)  the aggregate of Consolidated Fixed Charges; provided  that
(x) in making such computation, the Consolidated Fixed Charges attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) bearing, at the option of the obligor thereon, a fixed or floating rate of interest, shall be computed by applying, at the option of the Company, either the fixed or floating rate and (y) there shall be excluded from the determination of Consolidated Fixed Charges any dividends required to be made in respect of Preferred Stock or Redeemable Capital Stock of the Company or of a Wholly Owned Subsidiary of the Company for the applicable period.

                "Consolidated Net Income" means, with respect to any Person for any period for which the determination thereof is to be made, the consolidated net income (or loss) of such Person and its Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding (i) the non-recurring cumulative effect of accounting changes, (ii) the portion of net income (or loss) of such Person and its Subsidiaries allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by such Person or one of its Subsidiaries, (iii) net income (or loss) of any Person combined with such Person or any of its Subsidiaries in a "pooling of interests" basis attributable to any period prior to the date of combination, and (iv) the net income of any Subsidiary to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is subject to a Payment Restriction.

                "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of Preferred Stock (other than Redeemable Capital Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such Preferred Stock, less (x) all write-ups (other than write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the Issue Date in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all Investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

                "Consolidated Post Retirement Benefits Other Than
Pensions" means the noncash portion of retirement benefits other than pensions as defined in FASB Statements 88, 106 and 112, determined in accordance with GAAP.

                "Credit  Agreement"  means  (i)  the  New  Credit
Agreement,   together   with   all  amendments,   documents   and
instruments from time to time delivered in connection with the New Credit Agreement (including, without limitation, any guaranty agreements and security documents), as in effect on the date of the New Indenture and, subject to the proviso to the next succeeding sentence, as the New Credit Agreement and such other agreements, documents and instruments may be further amended, amended and restated, renewed, extended, restructured, supplemented or otherwise modified from time to time, and
(ii) any credit agreement, loan agreement, note purchase agreement, indenture or other agreement, document or instrument refinancing, refunding or otherwise replacing the New Credit Agreement or any other agreement deemed a Credit Agreement under clause (i) or (ii) hereof, whether or not with the same agent, trustee, representative, lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "Credit Agreement" shall include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement, including any agreement (x) extending the maturity of any Indebtedness incurred thereunder or contemplated thereby, (y) adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include only the Company and its Subsidiaries and their respective successors and assigns or (z) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, provided that on the date thereof such Indebtedness would be Permitted Indebtedness under clause (i) or (viii) of the definition of Permitted Indebtedness.

                "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in currency values.

               "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

                "Default Rate" means a rate of interest per annum equal to the rate per annum of interest provided in the New Notes plus 200 basis points.

                "Event of Default" means the events described above under " _ Events of Default."

                "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. "Fair Market Value" shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a duly and properly adopted resolution of the Board of Directors set forth in an officers' certificate delivered to the New Trustee.

                 "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect as of the Issue Date.

                 "Guarantee"  means,  collectively,  the   Parent
Guarantee and any Subsidiary Guarantee.

                "Guarantor"  means,  collectively,  (i)  Holding,
(ii) any Subsidiary Guarantor and (iii) any successor or assign of a Guarantor.

                "Guaranty" means, as applied to any obligation or liability, (i) a guaranty (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation, liability or Indebtedness of another Person and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of nonperformance) of any part or all of such obligation, liability or Indebtedness of another Person, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit, and the terms "guarantees" and "guaranteed" shall have correlative meanings. Notwithstanding anything herein to the contrary, a guaranty shall not include any agreement solely because such agreement creates a Lien on the assets of any person.

               "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guaranty (including the guaranty of Indebtedness of a Subsidiary or other Affiliate of such Person) or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided that the accrual of interest (whether such interest is payable in cash or in kind) and the accretion of original issue discount shall not be deemed an Incurrence of Indebtedness; provided, further that (a) any Indebtedness or Redeemable Capital Stock of a Person existing at the time such Person becomes (after the date of the New Indenture) a Subsidiary (whether by merger, consolidation, acquisition or otherwise) of the Company shall be deemed to be Incurred for purposes of the New Indenture covenant with respect to limitations on indebtedness (see " _ Certain Covenants" above) by such Subsidiary at the time it becomes a Subsidiary of the
Company and (b) any amendment, modification or waiver of any document pursuant to which Indebtedness was previously incurred shall be deemed to be an Incurrence of Indebtedness unless such amendment, modification or waiver does not (i) increase the principal or premium thereof or interest rate thereon (including by way of original issue discount), (ii) change to an earlier date the stated maturity thereof or the date of any scheduled or required principal payment thereon or the time or circumstances under which such Indebtedness may or shall be redeemed or the Average Life to Stated Maturity thereof, (iii) if such Indebtedness is subordinated to the Securities, modify or affect, in any manner adverse to the holders, such subordination, (iv) if the Company is the obligor thereon, provide that a Subsidiary of the Company not already an obligor thereon shall be an obligor thereon or (v) violate, or cause the Indebtedness to violate, the provisions of the New Indenture covenant with respect to limitation on dividends and other payment restrictions affecting Subsidiaries, as described above under " _ Certain Covenants."

                "Indebtedness" means, with respect to any Person, without duplication, (i) all liabilities, contingent or otherwise, of such Person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property or (c) for the payment of money relating to a Capital Lease Obligation; (ii) obligations of such Person in respect of letters of credit (including reimbursement obligations with respect thereto); (iii) Interest Swap Obligations of such Person or obligations of such Person with respect to the Currency Agreements; (iv) all liabilities of others of the kind described in the preceding clause (i), (ii), (iii) that (a) such Person has guaranteed, (b) have been Incurred by a partnership in which it is a general partner (to the extent such Person is liable, contingently or otherwise therefor) or (c) are otherwise its legal liability (other than endorsements for collection in the ordinary course of business); and (v) all obligations of others secured by a Lien to which any of the properties or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of such Person are subject, whether or not the obligations secured thereby shall have been assumed by such Person or shall otherwise be such Persons's legal liability; provided, however, that notwithstanding anything in the forgoing that may be deemed to be to the contrary, Indebtedness shall not include (i) any Trade Payables and any other accrued current liabilities Incurred in the ordinary course of business as the deferred purchase price of property acquired in the ordinary course of business; (ii) liabilities arising from guarantees to suppliers, lessors, contractors, franchisees or customers Incurred in the ordinary course of business (exclusive of obligations for the payment of money borrowed); and (iii) liabilities from the draft or similar instrument drawn against insufficient funds in the ordinary
course   of   business;  provided  that  such   liabilities   are
extinguished  within five Business Days of their  Incurrence  and
(iv) prepayments of, or loans and advances with respect to, any receivables owing to the Company or any Subsidiary under the AWG Supply Agreement. The amount of Indebtedness of any Person at any date shall be, without duplication, (i) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such Person is subject but which is otherwise nonrecourse to such Person, the lesser of the Fair Market Value at such date of any assets subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured.

                "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount and shall include any interest rate protection agreement, interest rate future, interest rate option or other interest rate hedge arrangement.

                "Investment" means, directly or indirectly, (i) any advance, loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), (ii) any purchase or acquisition by such Person of any stock, bonds, notes, debentures or other debt or equity interests or other securities issued or owned by any other Person or (iii) any purchase or acquisition by such Person of any group of assets constituting a business. Investments shall not include extensions of trade credit on commercially reasonable terms in accordance with normal trade practices of the Company and its Subsidiaries.

                "Lien" means any mortgage, charge, pledge,  lien,
privilege,   security  interest  or  encumbrance  of   any   kind
(including   any  conditional  sale  or  other  title   retention
agreement).

                "Material Adverse Effect" means, with respect to the Company, any circumstance, change, event, transaction, loss, failure or other occurrence of a business, economic, financial or other operational nature, any development involving compensation of or relations with employees and any determination in any litigation, arbitration or governmental investigation or proceeding, having, in any such case, a material adverse effect on (a) the business, assets, properties, revenues, financial condition or operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to perform any of its obligations under the New Indenture.

                "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents (including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents) received by the Company or any of its Subsidiaries from such Asset Sale, net of (i) reasonable out-of-pocket expenses and fees (including, without limitation, brokerage commissions and fees and expenses of legal counsel and investment bankers) relating to such Asset Sale, (ii) taxes paid or payable as a result of such Asset Sale (including, without limitation, income taxes reasonably estimated to be actually payable as a result of any disposition of property within two years of the date of such disposition and after taking into account any reduction in tax liability due to available tax credits or deductions and any tax sharing arrangements),
(iii) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale and (iv) appropriate amounts to be provided by the Company or any Subsidiary of the Company, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary of the Company, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the New Trustee; provided, however, that the amount of any such reserve shall constitute Net Cash Proceeds if and when it no longer is required to be maintained in accordance with GAAP but only to the extent that the amount originally reserved was not utilized for its specified purpose.

               "New Credit Agreement" means the Credit Agreement,
dated as of                , 1996, among the Company, Holding, as
guarantor,  the lenders named therein and       ,  as  agent  for
such lenders.

           "Other Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to such Lien, and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords, vendors and laborers and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's, or other like Liens arising in the ordinary course of business and with respect to amounts which are not yet delinquent or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to such Lien, and for which a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made; (iii) Liens Incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or other insurance-related obligations (including, without limitation, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto);
(iv) Liens Incurred or deposits made to secure the performance of tenders, bids, leases, public or statutory obligations, surety and appeal bonds, government contracts, progress payments, performance and return-of-money bonds and other obligations of a like nature Incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);
(v) zoning restrictions, licenses, covenants, reservations, easements, rights-of-way, restrictions, minor defects or irregularities in title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances Incurred or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee) and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any Subsidiary Incurred in the ordinary course of business; and
(vi) Liens Incurred in the ordinary course of business securing reimbursement obligations with respect to commercial letters of credit permitted under the New Indenture which encumber documents and other property relating to such letters of credit or products and proceeds thereof.

_                  New  Notes  theretofore canceled  by  the  New
Trustee or delivered to the New Trustee for cancellation; New Notes, or portions thereof, for whose payment, redemption or purchase money in the necessary amount has been theretofore deposited with the New Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the holders of such New Notes, and the New Trustee or such Paying Agent is not prohibited from paying such money to the holders on that date pursuant to the terms of the subordination provisions of the New Indenture (see " _ Subordination" above; provided that, if such New Notes are to be redeemed, notice of such redemption has been duly given pursuant to the New Indenture or provision therefor satisfactory to the New Trustee has been made; New Notes, except to the extent provided in the defeasance provisions of the New Indenture, with respect to which the Company has effected defeasance as provided in the defeasance provisions of the New Indenture; and New Notes in exchange for or in lieu of which other New Notes have been authenticated and delivered pursuant to the New Indenture, other than any such New Notes in respect of which there shall have been presented to the New Trustee proof satisfactory to it that such New Notes are held by a bona fide purchaser in whose hands the New Notes are valid obligations of the Company; provided, however, that, in determining whether the holders of the requisite principal amount of Outstanding New Notes have given any request, demand, direction, consent or waiver under the New Indenture, New Notes owned by the Company, any Guarantor, or any other obligor upon the New Notes, or any Affiliate of the Company or such other obligor, shall be disregarded and deemed not to be outstanding, except that, in determining whether the New Trustee shall be protected in relying upon any such request, demand, direction, consent or waiver, only New Notes which the New Trustee knows to be so owned shall be so disregarded. New Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the New Trustee the pledgee's right so to act with respect to such New Notes and that the pledgee is not the Company, any Guarantor, or any other obligor upon the New Notes or any Affiliate of the Company or such other obligor.
_
                "Parent Guarantee" means the Guarantee of Holding incorporated in the guarantee provisions of the New Indenture and made a part of the New Notes.

                "Payment  Restriction" means with  respect  to  a
Subsidiary of any Person, any encumbrance, restriction or limitation, whether by operation of the terms of its charter or by reason of any agreement, instrument, judgment, decree or order, on the ability of (i) such Subsidiary to (a) pay dividends or make other distributions on its Capital Stock or make payments on any obligation, liability or Indebtedness owed to such Person or any other Subsidiary of such Person, (b) make loans or advances to such Person or any other Subsidiary of such Person, or (c) transfer any of its properties or assets to such Person or any other Subsidiary of such Person, or (ii) such Person or any other Subsidiary of such Person to receive or retain any such (a) dividends, distributions or payments, (b) loans or advances, or
(c) transfer of properties or assets.

                "Permitted Holder" means any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the 1934
Act) that "beneficially owns" (as defined in Rule 13d-3 under the 1934 Act, provided that a "person" or "group" shall be deemed to be a "beneficial owner" for purposes of this definition even if its right to acquire beneficial ownership of Voting Stock arises after a 60-day period) more than five percent (5%) of the Voting Stock of Holding as of the Issue Date. Notwithstanding the foregoing, "Permitted Holder" shall not include any Person who, together with its Affiliates, "beneficially owns" more than 50% of the Voting Stock of the Company or Holding as of any date after the Issue Date, excluding from the calculation of such Person's "beneficial ownership" any Voting Stock that such Person and its Affiliates would be deemed to "beneficially own" solely by reason of its (or their) membership in a "group."

                 "Permitted Indebtedness" means any of the following Indebtedness of the Company or any Subsidiary, as the case may be: (i) Indebtedness of the Company under the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $37,500,000, less
(1) the amount of any scheduled principal payments actually made (excluding, without limitation, any prepayments required to be made based upon the Company's excess cash flow) or the amount of any other prepayments which are applied or credited against scheduled principal payments on the date such scheduled principal payments would otherwise have been made (except to the extent refinanced under a replacement Credit Agreement at the time of the respective repayment) by the Company or any Guarantor in respect of any term loans under the Credit Agreement and (2) the amount by which the aggregate commitment under any revolving credit facility under the Credit Agreement at any time has been permanently reduced to the extent, if any, that any repayments required to be made in connection with effecting such permanent reduction have been made (it being understood that to the extent a reduction in commitments under any revolving credit facility under the Credit Agreement arises solely in connection with a refinancing of outstanding amounts under such revolving credit facility with borrows under a replacement Credit Agreement and the commitments under the Credit Agreement are thereby replaced with commitments under such replacement Credit Agreement such a permanent reduction shall not have occurred); and (y) the amount equal to the sum of (1) 75% of the net book value of accounts receivable not more than 90 days old, as determined in accordance with GAAP (2) 50% of the net book value of inventory (determined on a first-in-first-out basis) of the Company and its Subsidiaries on a consolidated basis at the time such Indebtedness is Incurred, as determined in accordance with GAAP, and (3) $10 million; (ii) Indebtedness of the Company under the
New Notes; (iii) Indebtedness of the Company or any of its Subsidiaries consisting of Capital Lease Obligations and Purchase Money Obligations so long as the aggregate amount of such Indebtedness Incurred during any fiscal year does not exceed $10 million; (iv) Indebtedness of a Subsidiary to the Company or to a Wholly Owned Subsidiary; (v) Indebtedness of the Company to a Wholly Owned Subsidiary of the Company which is unsecured and, unless owing to a Guarantor, subordinated in right of payment to the payment and performance of the Company's obligations under the New Indenture and the New Notes; provided, however, that any subsequent issuance or transfer of Capital Stock that results in such Wholly Owned Subsidiary ceasing to be such, or any subsequent transfer of such Indebtedness (other than to the Company or a Wholly Owned Subsidiary) will be deemed, in each case, to constitute the Incurrence of such Indebtedness by the Company or of such Indebtedness by such Wholly Owned Subsidiary;
(vi) Indebtedness which represents the assumption by the Company of Indebtedness of any Wholly Owned Subsidiary; (vii) Indebtedness under Currency Agreements, Interest Swap Obligations and other agreements between the Company or a Subsidiary and one or more financial institutions providing for "swap," "cap," "collar" or other interest rate protection on other Permitted Indebtedness; (viii) Indebtedness not to exceed an aggregate principal amount of $5 million at any one time outstanding in addition to the Indebtedness otherwise permitted by the New
Indenture,  which  Indebtedness may be  incurred  under  the  New
Credit Agreement; (ix) Indebtedness Incurred in respect of performance bonds and surety bonds; (x) Indebtedness represented by letters of credit issued in the ordinary course of business for the account of the Company or any Subsidiary not exceeding an aggregate amount of $2.5 million at any one time outstanding (in addition to any letters of credit issued under the Credit Agreement); (xi) Indebtedness represented by the obligations of the Company, as they may exist from time to time, to repurchase from any employee or director, or former employee or director, of the Company or a Subsidiary, Capital Stock of the Company, or options, warrants or rights therefor, issued pursuant to any compensatory plan of the Company; (xii) Indebtedness consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or
disposition   of  assets  permitted  under  the  New   Indenture;
(xiii) Guarantees in respect of Indebtedness Incurred by officers or employees of the Company or any Subsidiary in the ordinary course of business and payments in discharge thereof in an amount not to exceed the excess of (x) $500,000 at any time outstanding over (y) the aggregate amount, if any, paid after the Issue Date in respect of such guarantees; and (xiv) Permitted Refinancing Indebtedness the proceeds of which are used to refinance outstanding Permitted Indebtedness of the Company or any Subsidiary.

                Any  calculation  of  the amount  of  outstanding
Indebtedness under any of the foregoing clauses, shall take into account: (A) the principal amount then outstanding that was originally Incurred pursuant to such clause; (B) any outstanding Indebtedness Incurred pursuant to clause (xiv) to refinance or refund Indebtedness originally Incurred pursuant to such clause; and (C) any subsequent refinancings or refundings thereof.

               "Permitted Investment" means any of the following:
(i) Investments in Subsidiaries outstanding as of the Issue Date and additional Investments in such Subsidiaries or other Persons so long as, immediately after such Investment, such Subsidiary or other Person will be a Wholly Owned Subsidiary (including, without limitation, Investments in the Capital Stock of such Subsidiary or other Person but excluding Investments in any other Person that would constitute the acquisition of a business, which is subject to clause (xiv) below); (ii) Investments by Wholly Owned Subsidiaries in the Company; (iii) (a) Investments in commercial paper rated P-1 by Moody's Investors Service, Inc. or A-1 by Standard & Poor's Corporation on the date of acquisition,
(b) certificates of deposit of United States commercial banks (having a combined capital and surplus in excess of $100,000,000), (c) obligations of, or guaranteed by, the United States government or any agency thereof, (d) money market funds organized under the laws of the United States or any state thereof that invest substantially all their assets in any of the types of investments described in subclause (a), (b) or (c) of this clause (iii), or (e) to the extent not comprehended by subclauses (a) through (d) of this clause (iii), Cash Equivalents; (iv) Investments in, or consisting of, negotiable instruments held for collection; outstanding travel, entertainment, moving and other like loans and advances to officers, employees and consultants; lease, utility and other similar deposits; or stock, obligations or securities received in settlement of claims owing to the Company or a Subsidiary as a result of a composition or readjustment of debt or a reorganization of any debtor, in each of the foregoing cases in the ordinary course of business of the Company or a Subsidiary, as the case may be; (v) Investments consisting of accounts receivable owing to the Company or any Subsidiary created in the ordinary course of business; (vi) Investments in (a) AWG Membership Stock and (b) AWG members deposit certificates, patronage refund certificates or similar types of AWG Equity received or earned by the Company from time to time based on the Company's gross purchases from AWG pursuant to the AWG Supply Agreement or in lieu of receiving cash rebates or refunds from AWG; (vii) Investments in (a) the capital stock of other retail purchasing cooperatives in connection with becoming a member of such cooperatives and (b) additional capital stock of such cooperatives which is received or earned by the Company based on the Company's gross purchases from such cooperatives or in lieu of receiving cash rebates or refunds from such cooperatives, provided that in each case, such stock is purchased, received or earned in connection with a supply agreement or arrangement between the Company and such cooperative which is on terms at least as favorable to the Company as the terms that could be obtained by the Company in a comparable transaction made on an arm's length basis with another cooperative, wholesaler or supplier; (viii) Investments consisting of non-cash consideration from any Asset Sale made pursuant to and in compliance with the asset sale provisions of the New Indenture (see " _ Certain Covenants _ Limitations on Asset Sales;" (ix) Investments consisting of loans, advances, dividends or distributions by the Company to Holding not to exceed an amount necessary to permit Holding to pay (a) its costs (including all professional fees and expenses) Incurred to comply with its reporting requirement provisions of the New Indenture (see " _ Certain Covenants _ SEC Reports") and (b) its other operational expenses (other than taxes) incurred in the ordinary course of business and not exceeding $250,000 in the aggregate any fiscal year; (x) Investments consisting of Indebtedness permitted under item (vii) of the definition of Permitted Indebtedness; (xi) Investments in any of the New Notes; (xii) Investments consisting of guarantees in respect of Indebtedness Incurred by officers or employees in the ordinary course of business and payments in discharge thereof in an amount not to exceed the excess of (x) $500,000 at any time outstanding over (y) the aggregate amount, if any, paid after the Issue Date in respect of such guarantees; (xiii) Investments consisting of loans or advances to officers, directors or employees incurred prior to the Issue Date and any extensions, renewals, refundings or refinancings thereof, provided that the aggregate amount of such loans and advances shall not exceed $150,000 at any time outstanding; (xiv) Investments in any group of assets constituting a business in an amount not to exceed $5 million in the aggregate in any fiscal year; (xv) Investments in joint ventures formed for the purpose of purchasing and operating of grocery stores in the aggregate amount of $3 million at any time outstanding; and (xvi) Investments in the aggregate amount of $5,000,000 at any time outstanding.

                "Permitted Liens" means (i) Liens existing as  of
the Issue Date; (ii) Liens securing Indebtedness outstanding under the Credit Agreement (whether or not existing on the Issue
Date); (iii) Liens as of the date of the New Indenture or thereafter securing any obligations with respect to Interest Swap Obligations, Currency Agreements and other agreements between the Company or a Subsidiary and one or more financial institutions providing for "swap," "cap," "collar" or other interest rate protection on other Permitted Indebtedness; (iv) Liens securing Acquired Indebtedness created prior to (and not in connection with or in contemplation of) the Incurrence of such Indebtedness by the Company or any Subsidiary; (v) Purchase Money Liens and Liens to secure Capital Lease Obligations permitted under the New Indenture covering only the property acquired with such Indebtedness; (vi) Liens securing Permitted Refinancing Indebtedness; provided that such Liens extend to or cover only the property or assets then securing the Indebtedness being refinanced; (vii) any Liens which may be granted to secure the Securities or any Guarantees; (viii) Liens in favor of the Company or any Subsidiary of the Company (other than Liens in favor of the Company or any Subsidiary); (ix) Liens securing Indebtedness permitted to be incurred under clause (x) of the definition of Permitted Indebtedness; (xi) the AWG Liens; and
(xii) Other Permitted Liens.

                "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; provided that (i) the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith), (ii) with respect to Indebtedness that is not Senior Indebtedness (a) such Indebtedness has an Average Life to Stated Maturity equal to or greater than and a final maturity no earlier than the Average Life to Stated Maturity and final maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, and (b) such Indebtedness is subordinated in right of payment pursuant to terms at least as favorable to the holders of Securities as those, if any, contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and (iii) no such Indebtedness Incurred by the Company is extended, refinanced, renewed, replaced, defeased or refunded with Indebtedness Incurred by a Subsidiary.

                "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock whether now outstanding or issued after the date of the New Indenture, and includes, without limitation, all classes and series of preferred or preference stock.

                "Purchase Money Liens" means Liens to secure or securing Purchase Money Obligations permitted to be Incurred under the New Indenture.

                "Purchase Money Obligations" means Indebtedness representing, or Incurred to finance, the cost (a) of acquiring any assets and (b) of construction or improvement of property, in each case for use in the business of the Company and its Subsidiaries (including Purchase Money Obligations of any other Person at the time such other Person is merged with or is otherwise acquired by the Company or a Subsidiary); provided that
(i) the principal amount of such Indebtedness does not exceed 100% of such cost, including construction or improvement costs,
(ii) any Lien securing such Indebtedness does not extend to or cover any other asset or property other than the asset or property being so acquired, constructed or improved and
(iii) such Indebtedness is Incurred, and any Liens with respect thereto are granted, within 180 days of the acquisition of such property or asset.

                "Redeemable Capital Stock" means Capital Stock that either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the Stated Maturity of the principal of the New Notes or is redeemable at the option of the holder thereof at any time prior to the Stated Maturity of the principal of the New Notes, or is convertible into or exchangeable for debt securities at any time prior to such Stated Maturity.

                "Senior Indebtedness" means the principal of, premium, if any, and accrued and unpaid interest on (including, without limitation, interest at the contract rate subsequent to the commencement of any bankruptcy, insolvency or similar proceeding with respect to the Company and with respect to the Credit Agreement only, such interest whether or not a claim therefor is allowed in such proceeding) and any reasonable fees and reasonable expenses payable under or in respect of Indebtedness of the Company under the Credit Agreement.

                "Subsidiary" means, with respect to  any  Person,
(i)  a  corporation a majority of whose Voting Stock  is  at  the time,  directly or indirectly, owned by such Person,  by  one  or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof has at least a majority ownership interest. Unless the context indicates otherwise, the term "Subsidiary" shall mean a Subsidiary of the Company or one or more Subsidiaries of the Company.

                "Subsidiary Guarantees" means the Guarantees of the Subsidiary Guarantors, substantially in the form attached as an exhibit to the New Indenture, as such Guarantee may be amended, modified or supplemented from time to time.

                "Subsidiary Guarantor" means any Subsidiary that executes a Subsidiary Guarantee and any successor or assign of such Subsidiary Guarantor.

               "Trade Payables" means any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by a Person arising in the ordinary course of business of such Person in connection with the acquisition of goods and services.

                "Voting Stock" means, with respect to any Person,
(i) one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency) and (ii) any Capital Stock of such Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in clause (i) above.

                "Wholly Owned Subsidiary" means, with respect to any Person, a Subsidiary of such Person all of the outstanding Capital Stock of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

           XVII.     DESCRIPTION OF NEW COMMON STOCK

A.        General

                On the Effective Date, Holding will be authorized to issue 7,500,000 shares of New Common Stock, of which 4,700,000 million shares will be issued under the Plan, 263,158 shares will be reserved for issuance under the New Warrants, 263,158 shares will be reserved for issuance under the Management Stock Option Plan and 522,222 shares will be reserved for issuance under the Modified Union Agreements. All of the shares to be issued under the Plan will be validly issued, fully paid and non-assessable.

                Each  holder of New Common Stock will be entitled
to  one  vote  for  each  share held of  record  on  each  matter
submitted  to  the  shareholders.   Cumulative  voting  for   the
election of directors will not be permitted.

                Holders of New Common Stock will be entitled to receive dividends to the extent that Holding's Board of Directors declares such dividends out of the funds legally available for the payment of dividends. The Debtors expect that the New Credit Agreement and the New Indenture will restrict the ability of Holding to pay dividends on the New Common Stock. See "RISK FACTORS _ Risks Relating to the New Securities _ No Dividends."

                Upon the dissolution of Holding, each holder of New Common Stock will participate, pro rata, in any distribution of the assets of Holding after payment of, or provision for, all of the other obligations of Holding.

                 Holders  of  New  Common  Stock  will  have   no
conversion, preemptive or redemption rights.

                Under the Plan, Holding has undertaken to use its best efforts to secure the listing of the New Common Stock on the NASDAQ National Market System (or, in the event Holding fails to meet the listing requirements of the NASDAQ National Market System, on such other exchange or system on which the New Common Stock may be listed) as soon as practicable following the Effective Date. There can be no assurance, however, that the New Common Stock will be listed on the NASDAQ National Market System or such other exchange or system.

B.        Registration Rights Agreements

     1.        General

               In connection with the Restructuring, Holding will grant certain registration rights under the Equity Registration Rights Agreement to the holders of the Old Common Stock (Class 7 Interests) who receive New Common Stock and New Warrants pursuant to the Plan.

                Pursuant to the Noteholder Registration Rights Agreement, Holding and/or the Company (as applicable) also will grant certain registration rights to those holders of the Old Notes (Class 5 Claims) who receive New Common Stock and New Notes pursuant to the Plan.

     2.        Equity Registration Rights Agreement

                 Pursuant to the Equity Registration Rights Agreement, Holding will grant certain registration rights to those holders of Old Common Stock who receive New Securities pursuant to the Plan and continue to hold such New Securities as of the date of a registration request (the "Remaining Class 7 Holders").

                The Equity Registration Rights Agreement will provide that following the second anniversary of the Effective Date, Remaining Class 7 Holders holding at least 50% of the New Equity Securities issued to holders of Class 7 Interests pursuant to the Plan (the "Requisite Class 7 Percentage") will have the right to initiate one demand that Holding register under the Securities Act all or any portion of the New Securities acquired by them pursuant to the Plan or the shares of New Common Stock issuable upon exercise of the New Warrants (the "Registrable Class 7 Securities"). After receipt of a registration demand, Holding will notify all other Remaining Class 7 Holders (who have previously identified themselves to Holding as Remaining Class 7 Holders) of the registration demand. Such other Remaining Class 7 Holders will be entitled to request that some or all of their Registrable Class 7 Securities be included in such registration. Such Registrable Class 7 Securities will be included in such registration subject to certain priority cutbacks.

                Following receipt of a proper demand, Holding and/or the Company will be required to file a registration statement under the Securities Act for all Registrable Class 7 Securities requested to be included in such registration. Holding will pay all expenses in connection with such registration, including expenses of one counsel representing the selling security holders. No registration request may be made sooner than six months after the termination of effectiveness of Holding's most recent registration statement under the Securities Act for New Common Stock or New Warrants. Holding is entitled to postpone, once in any 360-day period, any demand registration for a period not to exceed 180 days if Holding's Board of Directors determine that such registration would interfere with any proposed financing, acquisition or other extraordinary corporate action or would otherwise have a material adverse effect on Holding.

                Holding will not grant any piggyback registration rights to any other person with respect to the registration covered by the Equity Registration Rights Agreement. In addition, except as described above, the Remaining Class 7 Holders will not have any piggyback registration rights with respect to any registration of Holding's equity securities under the Securities Act. The registration rights contained in the Equity Registration Rights Agreement are not transferable and may be exercised only by the Remaining Class 7 Holders with respect to the New Securities issued to them pursuant to the Plan in exchange for their Old Common Stock. The Remaining Class 7 Holders will agree not to sell their New Securities for seven days prior to, and 180 days after, the effectiveness of any registration of shares of New Securities, other than pursuant to such registration.

                The  Equity  Registration Rights  Agreement  will
terminate with respect to the registration of the Registrable Class 7 Securities on the earlier of (a) the seventh anniversary of the Effective Date and (b) such time as the Registrable Class 7 Securities no longer represent the Requisite Class 7 Percentage.

     3.        Noteholder Registration Rights Agreement

                Pursuant to the Noteholder Registration Rights Agreement, Holding and/or the Company (as applicable) will grant certain registration rights to those holders of Old Notes who will receive New Securities pursuant to the Plan and continue to hold such New Securities (the "Remaining Class 5 Holders").

                The Noteholder Registration Rights Agreement will provide that following the second anniversary of the Effective Date, Remaining Class 5 Holders holding at least 10% of the then shares of New Common Stock issued pursuant to the Plan (the "Requisite Class 5 Percentage") will have the right to initiate one demand that Holding and/or the Company (as applicable) register under the Securities Act all or any portion of the shares of New Securities acquired by them pursuant to the Plan (the "Registrable Class 5 Securities"). After receipt of a registration demand, Holding and/or the Company (as applicable) will notify all other Remaining Class 5 Holders (who have previously identified themselves to Holding and/or the Company (as applicable) as Remaining Class 5 Holders) of the registration demand. Such other Remaining Class 5 Holders will be entitled to request that some or all of their Registrable Class 5 Securities be included in such registration. Such Registrable Class 5 Securities will be included in such registration subject to certain priority cutbacks.

                Following  receipt  of a proper  demand,  Holding
and/or the Company (as applicable) will be required to file a registration statement under the Securities Act for all Registrable Class 5 Securities requested to be included in such registration. Holding and/or the Company (as applicable) also will pay all expenses in connection with such registration, including expenses of one counsel representing the selling securityholders. No registration request may be made sooner than six months after the termination of effectiveness of Holding's most recent registration statement under the Securities Act for New Common Stock or New Warrants. Holding is entitled to postpone, once in any 360-day period, any demand registration for a period not to exceed 180 days if the Board of Directors of Holding and/or the Company (as applicable) determines that such registration would interfere with any proposed financing, acquisition or other extraordinary corporate action or would otherwise have a material adverse effect on Holding and/or the Company (as applicable).

                Holding and the Company will not grant any piggyback registration rights to any other person with respect to the registration covered by the Noteholder Registration Rights Agreement. In addition, except as described above, the Remaining Class 5 Holders will not have any piggyback registration rights with respect to any registration of Holding's equity securities under the Securities Act. The registration rights contained in the Noteholder Registration Rights Agreement are not transferable and may be exercised only by the Remaining Class 5 Holders with respect to the shares of New Securities issued to them pursuant to the Plan in exchange for their Old Notes. The Remaining Class 5 Holders will agree not sell their New Securities for seven days prior to, and 180 days after, the effectiveness of any other registration of shares of New Securities, other than pursuant to such registration.

                The Noteholder Registration Rights Agreement will terminate with respect to the registration of shares of Registrable Class 5 Securities, on the earlier of (a) the seventh anniversary of the Effective Date and (b) such time as the Registrable Class 5 Securities no longer represent the Requisite Class 5 Percentage.

             XVIII.     DESCRIPTION OF NEW WARRANTS

A.        General

                 In connection with the Restructuring, New Warrants will be issued to the holders of the Old Common Stock pursuant to a new warrant agreement (the "New Warrant Agreement") between Holding and a financial institution selected by Holding, as warrant agent (the "Warrant Agent"). The New Warrants will be transferable and evidenced by warrant certificates issued in registered form. Holding will not issue any New Warrants that are exercisable for fractional shares of New Common Stock. Instead, the number of shares of New Common Stock originally issuable upon exercise of any such New Warrant will be rounded up to the nearest whole number.

                Holders of New Warrants will be entitled to benefits under the Equity Registration Rights Agreement with respect to their New Warrants. See "DESCRIPTION OF NEW COMMON
STOCK _ Registration Rights Agreements."

B.        Exercise of New Warrants

                Upon issuance, each New Warrant will entitle the holder thereof to purchase, at any time prior to the fifth anniversary of the Effective Date (the "New Warrant Expiration Date"), a specified number of shares of New Common Stock at an exercise price per share ("Exercise Price") initially equal to $11.85, subject to adjustment upon the occurrence of certain events. See "DESCRIPTION OF NEW WARRANTS _Adjustments."

                The New Warrants may be exercised upon surrender of a warrant certificate on or prior to the New Warrant
Expiration Date, accompanied by payment of the applicable Exercise Price for the number of shares of New Common Stock with respect to which the New Warrants are being exercised. To the extent the holder of a warrant certificate does not exercise all of the New Warrants represented by such warrant certificate, such holder shall receive a new warrant certificate representing the New Warrants not yet exercised.

C.        Adjustments

                The respective Exercise Prices and the number of shares of New Common Stock issuable upon the exercise of the New Warrants are subject to adjustment upon the issuance or sale by Holding, without consideration or at a price per share less than the Current Market Price (as defined below) per share of New Common Stock, of (a) any additional shares of New Common Stock or
(b) any indebtedness or security convertible into, or exchangeable for, shares of New Common Stock or of any right, option or warrant to acquire shares of New Common Stock or any security convertible into or exchangeable for shares of New Common Stock.

                If Holding declares or pays any dividend on the New Common Stock payable in additional shares of New Common Stock or subdivides the outstanding shares of New Common Stock into a greater number of shares of New Common Stock or combines the outstanding shares of New Common Stock into a lesser number of shares of New Common Stock, the current Exercise Price and the number of shares of New Common Stock issuable upon exercise of the New Warrants will be proportionally adjusted.

                If  Holding  declares or makes  an  extraordinary
dividend or other distribution on the New Common Stock (including, without limitation, any distribution of other or additional stock or other securities or property or options by way of dividend or spin-off, reclassification, recapitalization or similar corporate rearrangement) other than a regular periodic dividend payable out of Holding's earned surplus, or a dividend payable in shares of New Common Stock for which adjustment is provided pursuant to the preceding paragraph, then, and in each case, the current Exercise Price of the New Warrants will be reduced by multiplying such current Exercise Price by a fraction
(1) the numerator of which will be the Current Market Price (as defined below) of the New Common Stock in effect on the date of determination less the value of such dividend or distribution (as determined in good faith by the Board of Directors of Holding)
applicable to one share of New Common Stock, and (2) the denominator of which will be such Current Market Price. For purposes of the Warrant Agreement, (1) "Current Market Price"
means, with respect to the New Common Stock or voting common stock of an acquiring person or its parent, the average daily Market Price during the period of the most recent 20 consecutive business days ending on the date of determination or, if shares of New Common Stock are not then listed or admitted to trading on any national securities exchange and if the closing bid and asked prices thereof are not then quoted or published in the over-the-counter market, the Market Price on such date and (2) "Market Price" means, with respect to the New Common Stock or voting common stock of an acquiring person or its parent, (a) the last sale price of shares of New Common Stock, regular way, on such date or, if no such sale takes place on such date, the average of the closing bid and asked prices thereof on such date, in each case as officially reported on the principal national securities exchange on which the New Common Stock is then listed or admitted to trading, or (b) if the New Common Stock is not then listed or admitted to trading on any national securities exchange but the New Common Stock is designated as a national market system security by the NASD, the last trading price of the New Common Stock on such date, or if the New Common Stock is not so designated, the average of the reported closing bid and asked prices thereof on such date as shown by the NASD automated quotation system or, if no shares thereof are then quoted in such system, as published by the National Quotation Bureau, Incorporated or any successor organization, and in either case as reported by any member firm of the New York Stock Exchange selected by Holding, or (c) if the New Common Stock is not then listed or admitted to trading on any national exchange or designated as a national market system security and if no closing bid and asked prices thereof are then so quoted or published in the over-the-counter market, the higher of (i) the book value thereof as determined by agreement between Holding and a majority of the holders of the New Warrants, or if Holding and such holders fail to agree, by any firm of independent public accountants of recognized national standing selected by the Board of Directors of Holding, as of the last day of any month ending within 60 days preceding the date as of which the determination is to be made and (ii) the fair value thereof (as determined by Holding and a majority of the holders of the New Warrants or, if Holding and such holders fail to agree, by two or more independent investment banking firms in the manner provided in the New Warrant Agreement). See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES _ Federal Income Tax Consequences of Ownership and Disposition of New Notes, New Common Stock, and New Warrants _ Disposition, Exercise, Expiration and Adjustment of New Warrants."

                In the event of any capital reorganization or reclassification or any merger or consolidation of Holding or any sale by Holding of substantially all of its assets, each holder of a New Warrant will be entitled to receive, upon payment of the aggregate Exercise Price then in effect, either of the following (as such holder may elect by written notice to Holding on or before the date immediately preceding the date of the consummation of such transaction): either (a) the securities, cash or other property, if any, that would have been distributable in respect of the shares of New Common Stock issuable under such New Warrants if exercised immediately prior to such transaction (provided that if a purchase, tender or exchange offer shall have been made to and accepted by the holders of New Common Stock under circumstances in which, upon completion of such purchase, tender or exchange offer, the maker thereof and certain of its affiliates own beneficially more than 50% of the outstanding shares of New Common Stock, such holder will be entitled to receive the securities, cash or other property that would have been distributable in respect of the shares of New Common Stock issuable under such holders New Warrant if (i) such holder had exercised its New Warrant prior to the expiration of such purchase, tender or exchange offer, (ii) such holder had accepted such offer and (iii) all of the New Common Stock held by such holder had been purchased pursuant to such purchase, tender or exchange offer); or (b) if the consideration that would have been distributable to such holder is stock of the acquiring person, the number of shares of such stock (or equivalent equity interests) of such acquiring person equal to (i) the product of (1) the number of shares of New Common Stock to which such holder would have been entitled had such holder exercised its New Warrant immediately prior to the consummation of such time transaction, times (2) the greater of the acquisition price and the Exercise Price in effect on the date immediately preceding the date of such consummation, divided by (ii) the Current Market Price per share of such stock (or equivalent equity interests) of such acquiring person.

                No adjustment of the Exercise Price of the New Warrants will be required to be made until cumulative adjustments amount to 0.1% or more of such Exercise Price as last adjusted; provided that, upon exercise of New Warrants, all adjustments carried forward and not therefor made up to and including the date of such exercise will be made to the nearest one-hundredth of a cent. Upon the expiration of any rights, options, warrants or conversion or exchange privileges that previously caused an adjustment to the Exercise Price for the New Warrants, such Exercise Price will be subject to certain readjustments. Whenever the number of shares of New Common Stock purchasable upon exercise of the New Warrants or the Exercise Price are adjusted, the Warrant Agent will promptly notify each holder of New Warrants of such adjustment or adjustments to such holder's New Warrants.

D.        Limitation on Right to Vote or Receive Dividends

                No holder of New Warrants, as such, will be entitled to any rights as a stockholder of Holding, including the right to vote or to receive dividends or other distributions with respect to the shares of New Common Stock, until such holder has properly exercised the New Warrants in accordance with the terms of the New Warrant Agreement.

         XIX.    DESCRIPTION OF THE NEW CREDIT AGREEMENT

               On the Effective Date, the Company will enter into the New Credit Agreement, the general terms of which must be approved by the Committee. As of the date of this Disclosure Statement, the Company is in discussions with a number of banks potentially interested in providing this credit facility, including the Old Banks. There can be no assurance, however, that any bank or group of banks will agree to provide a bank credit facility on terms acceptable to the Company and the Committee. In the event the Company is unable to enter into the New Credit Agreement, the Company will not have sufficient financing to consummate the Restructuring and may be forced to pursue an orderly liquidation of its assets.

                The Company anticipates that the New Credit Agreement will provide for up to $37.5 million in borrowings, including approximately $27.5 million under a revolving credit facility (subject to borrowing base requirements) and a $10 million term loan. Proceeds from the term loan will be used primarily to fund certain obligations under Company's modified collective bargaining agreements (see "DESCRIPTION OF THE MODIFIED UNION AGREEMENTS") and to pay certain transaction expenses relating to the Restructuring. The Company expects that its obligations under the New Bank Credit Agreement will be secured by a security interest in, and liens on, substantially all of the Company's assets and will be guaranteed by Holding. While the covenants and events of default under the New Bank Credit Agreement are expected to be similar to those contained in the 1995 Credit Agreement, the specific nature of these covenants is subject to discussion and will reflect, among other things, the anticipated results of Company's operations and the Company's revised capital structure following the completion of the Restructuring.


                   XX.   ACCOUNTING TREATMENT

                                         The  Debtors propose  to
account for the Restructuring using the principles of "fresh-start" accounting as required by SOP No. 90-7. Pursuant to such principles, the Company's assets and liabilities will be revalued as of the Effective Date. The assets will be stated at their reorganized value ("Reorganization Value"), which is defined as the value of the Company on a going-concern basis following the Restructuring.

                                         The  restatement of  the
Company's assets and liabilities, referred to as "fresh-start" reporting, applies the following principles:

                                           (A)    The   Company's
Reorganization Value is allocated to its assets as though the Company had been acquired in a transaction reported using the purchase method, under which specific tangible assets and identified intangible assets of the Company are adjusted to their fair market values. If any portion of the Reorganization Value cannot be attributed to specific tangible or identified intangible assets, such portion is reported as an intangible asset identified as "reorganization value in excess of identifiable assets," and such excess would then be amortized in accordance with applicable financial reporting procedures.

                                          (B)    Each   liability
existing on the Confirmation Date, other than deferred taxes, is stated at the present value of the future amounts to be paid thereon as determined by discounting such payments at an appropriate current interest rate, if material.

                                         (C)  Deferred taxes  are
reported in conformity with generally accepted accounting principles. When realized, benefits from pre-confirmation net operating loss carryforwards reduce the reorganization value in excess of identifiable assets and other intangibles until such excess is exhausted and thereafter are reported as a direct addition to paid-in capital.

                                            (D)     Changes    in
accounting principles that will be required in the Company's financial statements within the twelve months following the adoption of fresh-start reporting should be adopted at the time the fresh-start reporting is adopted.

                                           Adopting   fresh-start
reporting in essence results in a new reporting entity with no beginning retained earnings or deficit. The unaudited pro forma financial statements set forth under "FINANCIAL INFORMATION _ Projected and Pro Forma Financial Information" and the projected pro forma financial information set forth in "FINANCIAL INFORMATION _ Projected and Pro Forma Financial Information" reflect the adoption of fresh-start reporting on the bases described herein.

         XXI.    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

                The following is a general discussion of (A) certain federal income tax consequences of the Restructuring to holders of Old Notes, to holders of General Unsecured Claims, and to holders of Old Common Stock, (B) certain federal income tax consequences of the ownership and disposition of New Notes, New Common Stock and New Warrants and (C) certain federal income tax consequences of the Restructuring to the Debtors.

                This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder (the "Treasury Regulations"), and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly on a retroactive basis). The statements of law and legal conclusions set forth below reflect the Debtors' view, based on the advice of their tax counsel, of the appropriate interpretation of those provisions. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view as to the federal income tax consequences discussed below. No ruling from the IRS has been or will be sought on any of the issues discussed below.

                This discussion provides general information only and does not purport to address all of the federal income tax consequences that may be applicable to any particular holder subject to special treatment under federal income tax law or to any particular holder in light of such holder's particular facts and circumstances. Certain holders, including broker-dealers, tax-exempt entities, insurance companies, foreign persons, and persons who acquired Old Notes or Old Common Stock in connection with the performance of services, may be subject to special rules not discussed below.
                This discussion assumes that Old Notes and New Notes each constitute debt rather than equity for federal income tax purposes, and that holders hold Old Notes and Old Common Stock, and will hold New Notes, New Common Stock, and New Warrants, as capital assets within the meaning of Code section 1221. This discussion also assumes that holders (including holders of General Unsecured Claims) compute their federal income tax liability under the accrual method of accounting.

               This discussion further assumes that the Old Notes and the General Unsecured Claims do not constitute "securities" within the meaning of the provisions of the Code governing reorganizations. In general, a debt instrument constitutes a "security" if it represents a participating, continuing interest in the issuer, rather than merely the right to a cash payment. Under present law, debt instruments with a five-year term or less are generally not treated as securities. The change in interest rate of the Old Notes on April 21, 1995, caused the Old Notes to be treated as newly issued for federal income tax purposes. Because the maturity date of the Old Notes is less than five years from April 21, 1995, the Debtors believe that the Old Notes do not constitute "securities" for federal income tax purposes. However, this conclusion is not entirely free from doubt and it is possible that the IRS could take a different view. In that event, the federal income tax consequences to holders of Old Notes would be different from those described below. In particular, in that event holders of Old Notes might not be able to recognize for federal income tax purposes any loss realized as a result of the exchange, and the application of the original issue discount and market discount rules could differ from what is described below.

                THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND OF THE OWNERSHIP AND THE DISPOSITION OF THE NEW NOTES, THE NEW COMMON STOCK AND THE NEW WARRANTS ARE COMPLEX. ALL HOLDERS OF OLD NOTES, GENERAL UNSECURED CLAIMS OR OLD COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MATTERS DISCUSSED HEREIN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND FOREIGN TAX LAWS.

A.    Certain  Federal Income Tax Consequences of  the  Plan  to
Holders of Old Notes, to Holders of General Unsecured Claims and to Holders of Old Common Stock

     1.        Exchange of Old Notes

                The following is a summary of what the Debtors believe, based on the advice of their tax counsel, are the likely federal income tax consequences to holders of Old Notes as a result of the exchange of Old Notes for cash, New Notes, and New Common Stock:

               (a) Subject to the discussion below as to accrued but unpaid interest, a holder will recognize gain or loss on the exchange in an amount equal to the difference between (i) the sum of the cash received, the aggregate issue price (as defined below) of the New Notes received, and the fair market value of the New Common Stock received as of the Effective Date and (ii) such holder's adjusted tax basis in its Old Notes.

               (b) Subject to the discussion below as to accrued market discount, any such gain or loss will be capital gain or loss, and such gain or loss will be long-term capital gain or loss if such holder held the Old Notes for more than one year as of the Effective Date.

               (c) A holder's tax basis in the New Notes will be equal to the issue price of such New Notes, and a holder's holding period of the New Notes will begin on the day immediately following the Effective Date.

                (d) A holder's tax basis in the New Common Stock will be equal to the fair market value of the New Common Stock as of the Effective Date, and a holder's holding period of the New Common Stock will begin on the day immediately following the Effective Date.

                Holders who may realize a gain as a result of the exchange should discuss with their tax advisors the possible application of the installment sale rules of the Code to any such gain.

                As described above, it is possible that the IRS could take a different view regarding the tax consequences of the exchange, and, in particular, could attempt to deny to holders the recognition of any loss realized on the exchange. In that event, the federal income tax basis and holding period of any property received in the exchange would be determined by reference to the holder's tax basis and holding period for the Old Notes.

     2.        Exchange of General Unsecured Claims

                The following is a summary of what the Debtors believe, based on the advice of their tax counsel, are the likely federal income tax consequences to holders of General Unsecured Claims (other than claims in respect of Old Notes which are treated under the Plan as General Unsecured Claims) as a result of the exchange of such General Unsecured Claims for New Common
Stock:

                (a) A holder will recognize gain or loss on the exchange in an amount equal to the difference between (i) the fair market value of the New Common Stock received as of the Effective Date and (ii) such holder's adjusted tax basis in its General Unsecured Claim.

                (b) Such gain or loss will generally constitute ordinary income or loss.

                (c) A holder's tax basis in the New Common Stock will be equal to the fair market value of the New Common Stock as of the Effective Date, and a holder's holding period of the New Common Stock will begin on the day immediately following the Effective Date.

               It is possible that the IRS could take a different view regarding the tax consequences of the exchange, and, in particular, could attempt to deny to holders the recognition of any loss realized on the exchange. In that event, the federal income tax basis and holding period of any property received in the exchange would be determined by reference to the holders' tax basis and holding period for the General Unsecured Claim.

     3.        Exchange of Old Common Stock

                The exchange of shares of Old Common Stock for shares of New Common Stock and New Warrants should be treated as an exchange constituting a recapitalization within the meaning of Code section 368(a)(1)(E). If the exchange is treated in that manner, the federal income tax consequences to a holder of Old Common Stock should be as follows:

                (a) A holder of Old Common Stock will not recognize any loss realized on the exchange, but will recognize any gain realized on the exchange to the extent of the lesser of
(i) the amount of gain realized and (ii) the fair market value of the New Warrants received as of the Effective Date. The amount of gain realized will be equal to the excess (if any) of (A) the fair market value of the New Common Stock and the New Warrants received as of the Effective Date over (B) the holder's tax basis in the Old Common Stock.

                (b) The tax basis of the New Common Stock received by a holder of Old Common Stock will equal the tax basis of the Old Common Stock exchanged therefor, decreased by the fair market value of the New Warrants received as of the Effective Date and increased by the amount of gain (if any) recognized by such holder on the exchange. A holder's holding period of the New Common Stock will include the holding period of the Old Common Stock exchanged therefor.

               (c) A holder's tax basis in the New Warrants will equal their fair market value as of the Effective Date, and the holder's holding period for the New Warrants will commence on the day following the Effective Date.

     4.        Accrued but Unpaid Interest

                The Plan provides that the consideration paid to holders of Old Notes pursuant to the Plan will be allocated first to accrued but unpaid interest on the Old Notes and next to the principal on the Old Notes. The consideration for the Old Notes will be equal to the sum of the cash, the aggregate issue price of the New Notes, and the fair market value of the New Common Stock as of the Effective Date received in exchange for the Old Notes. The Debtors intend to prepare their own tax returns, and report interest paid to holders in the information returns and reports sent to holders and to the IRS in a manner consistent with the above allocation. The IRS, however, could challenge such allocation and contend that some other allocation is required (for example, a pro rata allocation between accrued but unpaid interest and principal). Each holder of Old Notes should consult its own tax advisor regarding the allocation of the consideration received.

                A holder of Old Notes should recognize interest income as a result of the exchange if and to the extent the consideration it is deemed to have received in payment of accrued but unpaid interest exceeds the amount the holder has included in income as accrued but unpaid interest during the period that the holder held such Old Notes. A holder of Old Notes should recognize an ordinary loss as a result of the exchange if and to the extent the amount of the accrued but unpaid interest previously included in income with respect to the Old Notes exceeds the consideration it is deemed to have received in payment of accrued but unpaid interest (which would only occur if an allocation different from the one described in the preceding paragraph were determined to be correct).

     5.        Accrued Market Discount

                A holder that acquired Old Notes subsequent to their original issuance with more than a "de minimis" amount of "market discount" will be subject to the market discount rules of the Code. Under those rules, assuming that no election to include market discount in income on a current basis has been made by the holder with respect to any market discount instrument, any gain recognized on the exchange of the Old Notes would be characterized as ordinary income to the extent of the accrued market discount as of the Effective Date. Because Treasury Regulations with respect to the market discount rules have not yet been issued, all holders of Old Notes that may have been acquired with market discount are particularly urged to consult their own tax advisors.

B. Certain Federal Income Tax Consequences of Ownership and Dis position of New Notes, New Common Stock and New Warrants

     1.        Ownership and Disposition of New Notes

                Original Issue Discount. A New Note generally will have original issue discount ("OID") for federal income tax purposes if its "stated redemption price at maturity" exceeds its "issue price." Under a "de minimis" rule provided in the Code, however, the amount of OID will be considered to be zero if the amount of such excess is less than the product of (a) an amount equal to 0.25 percent of the stated redemption price at maturity and (b) the number of complete years to maturity of the debt instrument.

                The determination of the "issue price" of a New Note depends, in part, on whether the Old Notes or the New Notes are publicly traded. In general, the Old Notes or the New Notes will be treated as publicly traded if, at any time during the 60-day period ending 30 days after the issue date of the New Notes, the Old Notes or the New Notes are traded on an established market. Subject to certain exceptions, a debt instrument is treated as traded on an established market if (a) it is listed on certain securities exchanges, interdealer quotation systems, or certain foreign exchanges or boards of trade, (b) it is traded either on certain boards of trade that are designated as a contract market or on an interbank market or (c) it appears on a system of general circulation that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of identified brokers, dealers or traders or actual prices of recent sales transactions. In addition, a debt instrument is treated as traded on an established securities market if price quotations are readily available from brokers, dealers or traders but only if, among other things, another debt instrument of the issuer satisfies requirements set forth in clause (a), (b) or (c) of the preceding sentence.

                The issue price of a debt instrument that is traded on an established market, or that is issued for another debt instrument that is so traded, is equal to the fair market value of such debt instrument or such other debt instrument, as the case may be, on the issue date.

                The issue price of a debt instrument that (a) is not traded on an established market and is not issued in exchange for another debt instrument that is so traded and (b) bears "adequate stated interest", is equal to its stated principal amount. It is expected that the interest payable under the New Notes will constitute "adequate stated interest" within the meaning of the Code.

                The Debtors cannot predict whether the Old Notes or the New Notes will be traded on an established market during the 60-day period ending 30 days after the issue date of the New Notes. If, based on the facts at the relevant time, the Old Notes or the New Notes are ultimately determined to be traded on an established market, (a) the New Notes may have an issue price less than their stated redemption price at maturity and therefore may have OID, (b) the New Notes could become subject to the applicable high yield discount obligation provisions of Code section 163(e)(5), resulting in adverse tax consequences to the Company with respect to, among other things, the timing and amount of interest deductions, and (c) the amount of cancellation of indebtedness income realized by the Company could be significantly increased.

                In general, the "stated redemption price at matu rity" of a New Note will be equal to all amounts payable under the New Note, other than amounts payable as qualified stated interest. "Qualified stated interest" is generally stated interest that is unconditionally payable in cash or in property at least annually at a single fixed rate. The New Notes provide for semiannual payments of interest in cash at a fixed rate. All of the Company's payments of interest on the New Notes will therefore constitute qualified stated interest payments, and thus the stated redemption price at maturity of the New Notes will be their stated principal amount.

                If the stated redemption price at maturity of the New Notes exceeds their issue price by more than the applicable "de minimis" amount, the New Notes will have OID. Accordingly, a holder of a New Note would be required to include any OID in income in accordance with the rules described below, and would include cash interest payments in income in accordance with the holder's method of tax accounting. The amount of OID includible in income by the initial holder of the New Note would be the sum of the "daily portions" of OID with respect to the New Note for each day during the taxable year or portion of the taxable year in which such holder held such New Note ("accrued OID"). The daily portion would be determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The amount of OID allocable to any accrual period with respect to a New Note would be an amount equal to the excess, if any, of (a) the product of the "adjusted issue price" of the New Note at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) and (b) the amount of qualified stated interest allocable to the accrual period. The "adjusted issue price" of the New Note at the start of any accrual period would be equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any prior payments with respect to such New Note that were not qualified stated interest payments. A holder's tax basis in a New Note would be increased by the amounts of any OID included in income by the holder and would be decreased by the any payments (other than qualified stated interest payments) received in respect to such New Note.

                Amortizable Bond Premium. If the tax basis of an exchanging holder's New Note exceeds the "amount payable at maturity" of such New Note, then such excess may be deductible by the holder as "amortizable bond premium" under Code section 171 on a constant interest rate basis over the term of such security. Such deductions are available only if the holder makes (or has made) a timely election under Code section 171.

                If  a  holder of New Notes makes an  election  to
amortize bond premium, the amortization deductions may be subject to certain limitations, including possibly the investment interest limitations of Code section 163(d) or the overall limitation on itemized deductions under Code section 68. In addition, the tax basis of such holder's New Notes must be reduced by the amount of the aggregate amortization deductions allowable for the bond premium. Finally, any such election would apply to all debt instruments held or subsequently acquired by the electing holder and cannot be revoked without permission from the IRS.

                Disposition of New Notes. Generally, any sale or redemption of a New Note will result in taxable gain or loss equal to the difference between the amount of any cash and fair market value of any property received in exchange therefor and such holder's tax basis in the obligation. Such gain or loss will be capital gain or loss (except as noted above with respect to the OID provisions).

     2.        Ownership and Disposition of New Common Stock

                Dividends, if any, paid on the New Common Stock will be taxed as ordinary income. A dividends received deduction (generally at a 70% rate) may be available with respect to such dividends to the holders of the New Common Stock that are corporations, subject to limitations such as those relating to holding periods or indebtedness used to acquire or carry such stock. The term "dividend" means a distribution made out of current or accumulated earnings and profits as determined for federal income tax purposes. To the extent that a distribution exceeds current and accumulated earnings and profits, it is treated as a nontaxable recovery of the holder's adjusted tax basis to the extent thereof, and any remaining amount is taxable as if received in a disposition of the New Common Stock. A holder of New Common Stock will generally recognize capital gain or loss upon a sale or other taxable disposition of the New Common Stock. However, under Code section 108 (e) (7), gain on the disposition of New Common Stock received in exchange for a General Unsecured Claim (other than a claim in respect of an Old Note which is treated under the Plan as a General Unsecured Claim) will generally be treated as ordinary income to the extent that the holder was allowed an ordinary loss (i) on such exchange or (ii) under Code section 166 (a) or (b) (by reason of the worthlessness or partial worthlessness of such General Unsecured Claim).

     3.        Disposition, Exercise, Expiration and Adjustment of New
               Warrants

               The sale of a New Warrant will generally result in the recognition of gain or loss to the holder in an amount equal to the difference between the amount realized from the sale and the holder's tax basis in the New Warrant, and such gain or loss generally will be a capital gain or loss.

                As a general rule, no gain or loss will be recog nized by a holder of a New Warrant on the exercise of a New Warrant for New Common Stock. The tax basis of New Common Stock so received will generally be equal to the sum of the holder's tax basis in the exercised New Warrant plus the amount of cash tendered. The holding period of such stock will not include the holding period of such New Warrant.

                If a New Warrant is permitted to expire without being exercised, a holder will recognize a loss equal to such holder's tax basis in the New Warrant, and such loss will generally be a capital loss.

                An adjustment to the exercise price of a New Warrant, an adjustment to the number of shares of New Common Stock that may be purchased upon the exercise of a New Warrant, or a failure to make such an adjustment may, under certain circumstances, result in a constructive distribution to either the holders of New Warrants or the holders of New Common Stock that could be taxable as a dividend under Section 301 and Section 305 of the Code.

     4.        Backup Withholding

                A holder of New Notes and New Common Stock may, under certain circumstances, be subject to "backup withholding" at the rate of 31% with respect to cash payments in respect of interest or original issue discount (if any) accrued with respect to the New Notes; dividends paid on New Common Stock; or the proceeds of a sale, exchange or redemption of such New Notes or New Common Stock unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demon strates this fact or (b) provides a correct taxpayer iden tification number, certifies that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding provisions.

C. Certain Federal Income Tax Consequences of the Restructuring to the Debtors

               A taxpayer generally realizes cancellation of debt ("COD") income for federal income tax purposes equal to the amount of any indebtedness that is discharged or canceled during the taxable year. If the discharge is granted by a court in a Title 11 proceeding or is pursuant to a plan approved by such a court, however, such income is excluded from the taxpayer's taxable income under Code Section 108(a). Under Code Section
108(b), the debtor is required to reduce certain of its federal income tax attributes, including any net operating loss for the taxable year of the debt discharge and any net operating loss carryforwards, by the amount of the COD income excluded by reason of the Code Section 108(a).

                The Company will recognize COD income to the extent that the consideration received by its creditors pursuant to the Plan is less than the amount of their Claims. For this purpose, the amount of the consideration paid to creditors is equal to the sum of the cash, the aggregate issue price of the New Notes (determined as described above) and the fair market value of the New Common Stock issued to creditors in respect of their Claims.

                The amount of COD income that will be realized by the Company will depend upon a number of variables that cannot be predicted at this time, including the fair market value of the New Common Stock and the issue price of the New Notes (which, as described above, will depend in part upon whether the Old Notes or New Notes are traded on an established securities market during the 60-day period ending 30 days after the issue date of the New Notes).

                 The Debtors expect to have substantial consolidated NOL carryforwards from their taxable year ended December 30, 1995, and prior taxable years. The Debtors further expect that the amount of such NOL carryforwards will be reduced substantially, and any net operating loss arising in the taxable year of the Restructuring will be eliminated, by the COD income realized by the Company as a result of the Restructuring (which, for the reason discussed above, is difficult to estimate at this time). In addition, as a result of the Restructuring, the Company will undergo an "ownership change" within the meaning of Code Section 382. Consequently, the ability of the Debtors to use any remaining NOL carryforwards, as well as any remaining net operating loss arising in the taxable period ending on the Effective Date of the Restructuring, in taxable periods after the Restructuring will become subject to an annual limitation under Code Section 382. See "FINANCIAL INFORMATION _ Projected and Pro Forma Financial Information _ Projected and Pro Forma Statements of Operations _ Notes to 1995_1998 Statements of Operations _ Note (e)." The reduction of and limitations on the Debtors' NOLs may substantially increase the amount of tax payable by the Debtors following consummation of the Joint Plan as compared with the amount of tax that would be payable if no such reduction and limitations were required.

               The Company presently intends to elect not to have
the  provisions  of  Code  Section  382(l)(5)  apply  to  the  Re
structuring.   Rather, the Company intends to take  the  position
that it is entitled to determine the Section 382 limitation under the special exception provided in Code Section 382(l)(6) for loss
corporations  that  exchange  stock  for  debt  and  undergo   an
ownership change in a Title 11 proceeding. Under this position, the amount of income that may be offset by the NOLs in any taxable year ending after the Restructuring (subject to a proration rule for the taxable year in which the Restructuring occurs) generally will be limited to an amount equal to the product of (a) the fair market value of the Company's stock, determined immediately prior to the Restructuring but taking into account the increase in value resulting from the cancellation of creditors' claims in the Restructuring and (b) the "long-term tax-exempt rate" prescribed the IRS.

                If the Company has a "net unrealized built-in loss" as of the date of the ownership change, subject to certain limitations, any "built-in loss" recognized during the five-year period beginning with the date of the ownership change will be treated as a pre-change loss and will be subject to the general
Section 382 limitation described above.

                  XXII.     FINANCIAL ADVISORS

                In December 1995, the Company retained DLJ to act as the Company's financial advisor. DLJ has assisted the Company in exploring certain strategic alternatives, including the sale of the Company to a third party, and in formulating various aspects of the Restructuring. Also in December 1995, the Committee selected Houlihan Lokey to act as its financial advisor in connection with the Restructuring. The Company has agreed to pay the fees and expenses of Houlihan Lokey as described below. See "THE RESTRUCTURING _ Restructuring Discussions _ Retention of Restructuring Professionals; Formation of Committee."

                Pursuant to the letter agreement between the Company and DLJ, DLJ received a $250,000 fee upon execution of the agreement (which amount was funded by CD&R). In addition, in order to facilitate the Restructuring, CD&R intends to satisfy the Company's other payment obligations under the DLJ letter agreement, including the payment to DLJ of an additional $500,000 upon acceptance and consummation of the Plan and the reimbursement of DLJ's out-of-pocket expenses incurred in connection with the Restructuring. In addition, pursuant to the letter agreement between the Company and Houlihan Lokey, the Company has agreed to pay Houlihan Lokey a monthly advisory fee of $80,000 through the Effective Date, and to reimburse it for reasonable out-of-pocket expenses arising from its work in connection with the Restructuring. Pursuant to the Plan, the Company will assume its agreement with Houlihan Lokey.

                The reasonable fees and expenses incurred on or after the Filing Date by Houlihan Lokey and the other Noteholder Advisor with respect to the Debtors' bankruptcy cases will be paid (without application by or on behalf of such professionals to the Bankruptcy Court, and without notice and a hearing, unless specifically ordered by the Bankruptcy Court upon request of a party in interest) by the Debtors as an Administrative Expense under the Plan (unless any such advisor is retained by a Statutory Committee pursuant to Sections 327 or 1103 of the Bankruptcy Code). If the Debtors and any Noteholder Advisor cannot agree on the amount of such fees and expenses to be paid to such Noteholder Advisor, the amount of such fees and expenses will be determined by the Bankruptcy Court. See "SUMMARY OF THE PLAN _ Treatment of Unclassified Claims."


                    XXIII.  CONCLUSION

                                          In   the  view  of  the
Debtors, the Plan presents the holders of Claims against, and Interests in the Debtors, their best opportunity for an early recovery. The Debtors urge all holders of Claims against, and Interests in, the Debtors who are entitled to vote on the Plan to vote to accept the Plan.

                                  Dated: May 13, 1996.

                                       HOMELAND STORES, INC.


                                         By:
                                         James A. Demme
                                         President and Chief Executive Officer

                                       HOMELAND HOLDING CORPORATION


                                         By:
                                         James A. Demme
                                         President and Chief Executive Officer

                                       CROWE  & DUNLEVY, A PROFESSIONAL
                                       CORPORATION

                                         By:
                                         Judy Hamilton Morse, OBA #6450
                                         Kenni B. Merritt, OBA #6147
                                         Roger A. Stong, OBA #11710
                                         William H. Hoch, OBA # 15788

                                        1800 Mid-America Tower
                                        20  North Broadway
                                        Oklahoma City, Oklahoma  73102
                                        (405) 235-7700

                                        COUNSEL TO HOMELAND STORES, INC. AND
                                        HOMELAND HOLDING CORPORATION

                                        YOUNG,CONAWAY, STARGATT & TAYLOR
                                        By:
                                        James L. Patton, Jr.

                                        Rodney Square North, 11th Floor
                                        Wilmington, Delaware 19899
                                        (302) 571-6600

                                       LOCAL COUNSEL TO HOMELAND STORES, INC.
                                       AND HOMELAND HOLDING CORPORATION

               Note:  Format Change incl. Header A  UNITED STATES
BANKRUPTCY COURT

                                   FOR THE DISTRICT OF DELAWARE


                      IN RE:
                                                        )
                                                        )
                      HOMELAND STORES, INC.,            )    Case No.
                                                        )    Chapter 11
                                  Debtor.               )

                                                       )
                                                       )
                      IN RE:                           )
                                                       )
                 HOMELAND HOLDING CORPORATION,         ) Case No.
                                                       ) Chapter 11
                                 Debtor.                 Jointly Administered



                                   DISCLOSURE STATEMENT FOR
                                JOINT  PLAN OF REORGANIZATION OF
                  HOMELAND  STORES,  INC.  AND HOMELAND HOLDING CORPORATION



                                CROWE  & DUNLEVY, A PROFESSIONAL CORPORATION
                                1800 Mid-America Tower
                                20 North Broadway
                                Oklahoma City, Oklahoma  73102
                                (405) 235-7700


                                and


                                YOUNG, CONAWAY, STARGATT & TAYLOR
                                Rodney Square North, 11th Floor
                                Wilmington, Delaware 19899
                                (302) 571-6600


ATTORNEYS   FOR  HOMELAND  STORES,  INC.  AND  HOMELAND   HOLDING
CORPORATION


Appendix A

                 UNITED STATES BANKRUPTCY COURT

                  FOR THE DISTRICT OF DELAWARE


IN RE:                          )
                                )
HOMELAND STORES, INC.,          )  Case No.
                                )  Chapter 11
               Debtor.          )



IN RE:                          )
                                )
HOMELAND HOLDING CORPORATION,   )  Case No.
                                )  Chapter 11
               Debtor.          )  Jointly Administered


                JOINT PLAN OF REORGANIZATION OF
      HOMELAND STORES, INC. AND HOMELAND HOLDING CORPORATION

            Homeland Stores, Inc., a Delaware corporation ("Company"), and Homeland Holding Corporation, a Delaware corporation ("Holding" and, together with the Company, the "Debtors"), hereby propose this Joint Plan of Reorganization of Homeland Stores, Inc. and Homeland Holding Corporation ("Plan") to resolve claims against, and interests in, the Company and Holding. The Debtors are the proponents of the Plan within the meaning of Section 1129 of the United States Bankruptcy Code, as amended ("Bankruptcy Code").

           The Disclosure Statement for Plan of Reorganization of
Homeland   Stores,   Inc.   and  Homeland   Holding   Corporation
("Disclosure   Statement")  provides  certain  information   with
respect to the Debtors and the Plan.

          Nothing in the Plan should be construed as constituting a solicitation of acceptances of the Plan unless and until the Disclosure Statement has been approved and distributed to all holders of claims and interests to the extent required by Section 1125 of the Bankruptcy Code.

           All  holders  are  encouraged to read  the  Disclosure
Statement and the Plan in their entirety before voting to accept or to reject the Plan.


                           ARTICLE I

           DEFINED TERMS AND RULES OF INTERPRETATION

      A. Defined Terms. The following terms used in the Plan shall have the respective meanings specified.

           1. Administrative Claim. The term "Administrative Claim" means a Claim for administrative expenses allowed under
Section 503(b) of the Bankruptcy Code and entitled to priority in payment under Section 507(a)(1) of the Bankruptcy Code, including, without limitation, any actual and necessary costs and expenses of preserving the respective Estates and operating the businesses of the Debtors during the Cases, any indebtedness or obligations incurred by either Debtor during the pendency of the Cases in connection with the conduct of the business of, the acquisition or the lease of property by, or the rendition of services to, such Debtor, all allowances of compensation for legal and other professional services and reimbursement of expenses to the extent allowed under Section 330 or 503 of the Bankruptcy Code and all Statutory Fees.

           2.    Affiliated Released Party.  The term "Affiliated
Released   Party"  means  each  officer,  director,  shareholder,
affiliate, employee, consultant, attorney, accountant, agent and other representative of the Debtors.

          3. Allowed Claim. The term "Allowed Claim" means any Claim against either Debtor, proof of which has been filed with the Bankruptcy Court, or, if no proof of Claim is filed, which Claim has been or hereafter is listed by such Debtor in its Schedules as liquidated in amount, not disputed and not contingent, and in all cases, as to which no objection to the allowance thereof, or motion for estimation thereof, has been interposed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court, or as to which an objection or motion for estimation has been interposed, following which such Claim has been allowed in whole or in part by a Final Order or otherwise settled as provided in Article VII.

           4.    Allowed  . . . Claim. The term "Allowed  .  .  .
Claim" means an Allowed Claim of the type described or in the Class described, as the case may be.

           5. Allowed Interest. The term "Allowed Interest" means any Interest in either Debtor, proof of which has been filed with the Bankruptcy Court, or, if no proof of Interest is filed, which Interest has been or hereafter is listed by such Debtor in its Schedules as liquidated in amount and not disputed and not contingent and in all cases, as to which no objection to the allowance thereof, or motion for estimation thereof, has been interposed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or the
Bankruptcy Court, or as to which an objection has been interposed, following which such Interest has been allowed in whole or in part by a Final Order or otherwise settled as provided in Article VII.

           6.   Allowed . . . Interest.  The term "Allowed . .  .
Interest" means an Allowed Interest of the type described or in the Class described, as the case may be.

           7. Amended Holding Charter. The term "Amended Holding Charter" means the amended and restated certificate of incorporation of the Company containing substantially the terms summarized in the Disclosure Statement and substantially in the form set forth in Appendix G to the Disclosure Statement and contained in the Plan Supplement.

           8. Amended Homeland Charter. The term "Amended Homeland Charter" means the amended and restated certificate of incorporation of the Company containing substantially the terms summarized in the Disclosure Statement and substantially in the form set forth in Appendix H to the Disclosure Statement and contained in the Plan Supplement.

          9. Bankruptcy Code. The term "Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as amended, as set forth in Title 11 of the United States Code.

           10. Bankruptcy Court. The term "Bankruptcy Court" means the United States Bankruptcy Court for the District of Delaware or, if the United States Bankruptcy Court for the District of Delaware ceases to exercise jurisdiction over the Cases, the court that exercises jurisdiction over the Cases in lieu of the United States Bankruptcy Court for the District of Delaware.

           11. Bankruptcy Rules. The term "Bankruptcy Rules" means, collectively, the Federal Rules of Bankruptcy Procedure, as amended, and the Local Bankruptcy Rules for the United States
Bankruptcy Court for the District of Delaware, as amended.

           12. Business Day. The term "Business Day" means any day, other than a Saturday, a Sunday or a "legal holiday," as defined in Rule 9006(a) of the Bankruptcy Rules.

           13. Case. The term "Case" means the Homeland Case or the Holding Case.

           14. Cash Amount. The term "Cash Amount" means the cash sum of $1,500,000.
           15. Claim. The term "Claim" means any right to payment from either Debtor arising before the Effective Date, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or any right arising or incurred before the Effective Date of the Plan to an equitable remedy for breach of performance if such breach gives rise to a right to payment from either Debtor, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

           16. Class. The term "Class" means a class of Claims against, or Interests in, a Debtor as defined in Article II of the Plan.

           17. Committee. The term "Committee" means the ad hoc committee representing certain holders of Old Notes.

           18.   Company.   The  term  "Company"  means  Homeland
Stores, Inc., a Delaware corporation.

           19. Confirmation. The term "Confirmation" means the entry of the Confirmation Order entered by the Bankruptcy Court with respect to the Plan pursuant to Section 1129 of the Bankruptcy Code.

           20.   Confirmation Date.  The term "Confirmation Date"
means  the  date  on  which  the  Bankruptcy  Court  enters   the
Confirmation Order on its docket.

           21.   Confirmation  Hearing.  The  term  "Confirmation
Hearing" means the hearing before the Bankruptcy Court on the confirmation of the Plan pursuant to Section 1129 of the Bankruptcy Code.

          22. Confirmation Order. The term "Confirmation Order" means the order of the Bankruptcy Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

           23. Debtor. The term "Debtor" means either Homeland Stores, Inc., a Delaware corporation, or Homeland Holding Corporation, a Delaware corporation, in their respective individual corporate or other capacity and in their respective capacity as debtor and debtor-in-possession under Chapter 11 of the Bankruptcy Code.

            24. Disclosure Statement. The term "Disclosure Statement" means the Disclosure Statement for Joint Plan of Reorganization of Homeland Stores, Inc. and Homeland Holding Corporation relating to the Plan, as such statement is amended, supplemented or modified from time to time, that is prepared and distributed pursuant to Sections 1125, 1126(b) and 1145 of the Bankruptcy Code and Bankruptcy Rule 3018.

           25. Disputed Claim. The term "Disputed Claim" means any Claim against either Debtor (a) listed on the schedules of either Debtor as unliquidated, disputed or contingent, or (b) as to which either Debtor or any other party in interest has interposed a timely objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules, which objection or request has not been withdrawn or determined by a Final Order or otherwise settled as provided in Article VII.

           26. Disputed Class 5 Claims Reserve. The term "Disputed Class 5 Claims Reserve" means the reserve established by the Debtors on the Effective Date for the account of each a holder of a Disputed Claim which, if allowed, would be a Class 5 Claim.

           27. Disputed Interest. The term "Disputed Interest" means any Interest in either Debtor (a) listed on the schedules of either Debtor as unliquidated, disputed or contingent, or (b) as to which either Debtor or any other party in interest has interposed a timely objection in accordance with the Bankruptcy Code and the Bankruptcy Rules, which objection or request has not been withdrawn or determined by a Final Order or otherwise settled as provided in Article VII.

          28. Distribution Agent. The term "Distribution Agent" means the Person selected by the Reorganized Debtors to make distributions pursuant to the Plan, which Person may be a Reorganized Debtor and shall be employed on such terms as may be determined by the Reorganized Debtors, in their sole discretion.

           29. District Court. The term "District Court" means the United States District Court for the District of Delaware.

           30. Effective Date. The term "Effective Date" means the first Business Day on which all of the conditions to the Effective Date set forth in Article VIII have been satisfied or waived as provided in Article VIII.

           31. Equity Registration Rights Agreement. The term "Equity Registration Rights Agreement" means the Equity Registration Rights Agreement, dated as of the Effective Date, executed by Reorganized Holding in favor of the holders of the Old Common Stock containing substantially the terms summarized in the Disclosure Statement and in the form set forth in Appendix F-1 to the Disclosure Statement and contained in the Plan Supplement.

           32.   Estate.   The term "Estate" means  the  Homeland
Estate or the Holding Estate.

           33. Estate Release. The term "Estate Release" means the release of the Debtors referred to in Article IV(J).

          34. Excluded Claims. The term "Excluded Claims" means any Claim, obligation, right, cause of action or liability relating to: (a) any indebtedness of any Affiliated Released Party or any such entity for money borrowed; (b) any set-off or any counterclaim which the Debtors, or either of them, may have or assert against an Affiliated Released Party, provided that the aggregate amount thereof shall not exceed the aggregate amount of any Claims held or asserted by such Affiliated Released Party against the Debtors; (c) the uncollected amount of any Claim made by the Debtors, or either of them, (whether in a filed pleading, by letter or otherwise) prior to the Effective Date against an Affiliated Released Party, which Claim has not been adjudicated to Final Order, settled or compromised; or (d) any Claim arising from the fraud, willful misconduct or gross negligence of an Affiliated Released Party.

           35. Fee Claim. The term "Fee Claim" means any Claim asserted by a Person retained or requesting compensation in the Cases pursuant to Section 327, Section 328, Section 330, Section 331, Section 503(b), Section 1103 or Section 1129(a)(4) of the Bankruptcy Code.

           36.   Filing Date.  The term "Filing  Date" means  May
13, 1996, the date on which the petitions for relief under Chapter 11 of the Bankruptcy Code with respect to the Debtors were filed.

           37. Final Order. The term "Final Order" means an order of the Bankruptcy Court, as entered by the clerk of the Bankruptcy Court on a docket in, or related to, the Cases, or an order of another court of competent jurisdiction that the Bankruptcy Court has specifically permitted to proceed to enter such order, as entered by the clerk of such court on the appropriate docket, as to which the time to appeal or to seek certiorari has expired and no appeal or petition for certiorari has been timely taken or as to which any appeal that has been or may be taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order was appealed or from which certiorari was sought and the time to appeal or any extension thereof or to seek certiorari of such appellate order has expired.

           38. Financing Order. The term "Financing Orders" means (a) the Joint Stipulation and Agreed Order Authorizing Interim Financing, Granting Senior Liens and Providing Administrative Expense Status, Providing for Adequate Protection, Modifying the Automatic Stay, and Authorizing Debtors to Enter into Agreements with Lender and Agent or (b) the Joint Stipulation and Agreed Order Authorizing Final Financing, Granting Senior Liens and Providing Administrative Expense Status, Providing for Adequate Protection, Modifying the Automatic Stay, and Authorizing Debtors to Enter into Agreements with Lender and Agent.

           39.   Holding.   The  term  "Holding"  means  Homeland
Holding Corporation, a Delaware corporation.

           40. Holding Case. The term "Holding Case" means the case styled In re Homeland Holding Corporation, Debtor, Case No.
, pending before the Bankruptcy Court.

          41. Holding Charter. The term "Holding Charter" means the certificate of incorporation of Holding as in effect on the Filing Date.

           42.  Holding Estate.   The term "Holding Estate" means
the estate created for Holding pursuant to Section 541 of the Bankruptcy Code upon commencement of the Holding Case.

          43. Homeland Case. The term "Homeland Case" means the case styled In re Homeland Stores, Inc., Debtor, Case No.
, pending before the Bankruptcy Court.

           44. Homeland Charter. The term "Homeland Charter" means the certificate of incorporation of the Company as in effect on the Filing Date.

           45.  Homeland Common Stock.  The term "Homeland Common
Stock" means the shares of Common Stock, par value $.01 per share, of the Company issued and outstanding on the Filing Date.

          46. Homeland Estate. The term "Homeland Estate" means the estate created for the Company pursuant to Section 541 of the Bankruptcy Code upon commencement of the Homeland Case.

             47. Indemnification Agreements. The term "Indemnification Agreements" means, collectively, (a) the Indemnification Agreement, dated as of August 14, 1990, by and among Holding, the Company, Clayton & Dubilier, Inc. and The Clayton & Dubilier Private Equity Fund III Limited Partnership and (b) the Indemnification Agreement, dated as of March 4, 1992, by and among Holding, the Company, Clayton & Dubilier, Inc., The Clayton & Dubilier Private Equity Fund III Limited Partnership and The Clayton & Dubilier Private Equity Fund IV Limited Partnership.

           48.   Indemnitees.  The term "Indemnitees" means those
Persons named as "Indemnitees" in the Indemnification Agreements.

          49.  Insured Claim.  The term "Insured Claim" means any
Claim arising from an incident or an occurrence that is covered, in whole or in part, under a contract of insurance between the Debtor and an Insurer.

          50. Insurer. The term "Insurer" means any Person that provides insurance to a Debtor pursuant to a contract of insurance.

            51. Interest. The term "Interest" means any right or equity interest in either Debtor represented by the Homeland
Common Stock, the Old Common Stock or the Old Warrants.

            52.    Management  Stock  Option  Plan.    The   term
"Management Stock Option Plan" means the management stock option plan of Reorganized Holding.

           53. Modified Union Agreements. The term "Modified Union Agreements" means the separate collective bargaining agreements, dated no later than the Effective Date, described in the Disclosure Statement under "DESCRIPTION OF MODIFIED UNION AGREEMENTS" and containing terms substantially similar to the terms summarized therein.

           54. New Common Stock. The term "New Common Stock" means the shares of Common Stock, par value $.01 per share, of Reorganized Holding to be issued by Reorganized Holding pursuant to the Plan and the Amended Holding Charter.

           55. New Credit Agreement. The term "New Credit Agreement" means an agreement, dated as of the Effective Date, among the Reorganized Debtors and certain financial institutions, pursuant to which the Reorganized Debtors shall have, among other things, credit availability from and after the Effective Date. Such agreement may be an amendment and restatement of the Old Credit Agreement.

           56. New Indenture. The term "New Indenture" means the Indenture, dated as of the Effective Date, among the Reorganized Company, as issuer, Reorganized Holding, as guarantor, and the New Trustee containing substantially the terms summarized in the Disclosure Statement and substantially in the form set forth in Appendix D to the Disclosure Statement and contained in the Plan Supplement.

           57.   New Notes.  The term "New Notes" means  the  10%
Senior Subordinated Notes due 2003 to be issued in an aggregate principal amount of $60,000,000 by the Reorganized Company pursuant to the Plan and the New Indenture.

           58. New Securities. The term "New Securities" means, collectively, the New Notes, the New Common Stock and the New
Warrants.

           59. New Trustee. The term "New Trustee" means the indenture trustee with respect to the New Notes.

           60. New Warrant Agent. The term "New Warrant Agent" means the warrant agent with respect to the New Warrants.

           61. New Warrant Agreement. The term "New Warrant Agreement" means the Warrant Agreement, dated as of the
Effective Date, by and between Reorganized Holding and the New Warrant Agent containing substantially the terms summarized in the Disclosure Statement and substantially in the form set forth in Appendix E to the Disclosure Statement and contained in the Plan Supplement.

           62.  New Warrants.  The term "New Warrants" means  the
Warrants to purchase up to 263,150 shares of New Common Stock to be issued by Reorganized Holding pursuant to the Plan and the New
Warrant Agreement.

          63. Noteholder Advisor. The term "Noteholder Advisor" means Paul, Weiss, Rifkind, Wharton & Garrison, Houlihan, Lokey,
Howard & Zukin and Potter, Anderson.& Corroon.

           64. Noteholder Registration Rights Agreement. The term "Noteholder Registration Rights Agreement" means the
Noteholder Registration Rights Agreement, dated as of the Effective Date, executed by the Reorganized Debtors in favor of the holders of Class 5 Claims who were the holders of the Old Notes, containing substantially the terms summarized in the Disclosure Statement and substantially in the form set forth in Appendix F-2 to the Disclosure Statement and contained in the Plan Supplement.

           65.   Old  Agent.  The term "Old Agent means  National
Bank  of  Canada, in its capacity as agent under the  Old  Credit
Agreement.

           66.   Old  Banks.  The term "Old Banks"  means  Heller
Financial, Inc. and National Bank of Canada, in their capacity as lenders, under the Old Credit Agreement.

           67.  Old Class B Common Stock.  The term "Old Class  B
Common  Stock"  means Holding's Class B Common Stock,  par  value
$.01 per share.

           68. Old Common Stock. The term "Old Common Stock" means the shares of Class A Common Stock, par value $.01 per share, of Holding issued and outstanding as of the Filing Date.

           69.   Old  Credit  Agreement.  The  term  "Old  Credit
Agreement"  means  the  Amended  and  Restated  Revolving  Credit
Agreement, dated as of April 21, 1995, as amended, by and among the Reorganized Debtors, the Old Banks and the Old Agent.

          70.  Old Indenture.  The term "Old Indenture" means the
Indenture, dated as of March 4, 1992, as supplemented, among the Company, as issuer, Holding, as guarantor, and the Old Trustee.

          71. Old Notes. The term "Old Notes" means the Series A Senior Secured Floating Rate Notes due 1997, the Series C Senior Secured Fixed Rate Notes due 1999 and the Series D Senior Secured Floating Rate Notes due 1997, in each case issued by the Company pursuant to the Old Indenture.

           72.  Old Trustee.  The term "Old Trustee" means United
States Trust Company of New York, in its capacity as trustee and collateral trustee under the Old Indenture.

           73. Old Warrants. The term "Old Warrants" means the warrants to purchase Old Common Stock issued and outstanding as of the Filing Date.

           74. Other Released Party. The term "Other Released Party" means, collectively, (a) any Statutory Committee and, solely in their capacity as members or representatives of such Statutory Committee, each member, consultant, attorney, accountant or other representative of such Statutory Committee,
(b) the Committee and, solely in their capacity as members or representatives of the Committee, each member, consultant, attorney, accountant or other representative of the Committee,
(c) the Old Banks and each consultant, attorney, accountant or other representative of the Old Banks and (d) the Old Trustee and each consultant, attorney, accountant or other representative of the Old Trustee.

           75. Person. The term "Person" means an individual, a corporation, a partnership, an association, a joint stock company, a joint venture, a limited liability company, an estate, a trust, an unincorporated organization, a government or any public subdivision thereof or other entity.

           76. Plan. The term "Plan" means the Joint Plan of Reorganization of Homeland Stores, Inc. and Homeland Holding Corporation as set forth herein, as the same may be amended or modified by the Debtors from time to time pursuant to the Plan, the Bankruptcy Code or the Bankruptcy Rules.

           77. Plan Documents. The term "Plan Documents" means the New Indenture, the New Warrant Agreement and the Registration
Rights Agreements, substantially in the form contained in the Plan Supplement.

          78.  Plan Supplement.  The term "Plan Supplement" means
the supplement which shall be  filed as soon as practicable after
the   Filing  Date  with  the  clerk  of  the  Bankruptcy  Court, containing the Plan Documents.

          79. Priority Tax Claim. The term "Priority Tax Claim" means a Claim entitled to priority pursuant to Section 507(a)(8) of the Bankruptcy Code, but only to the extent such Claim is entitled to such priority.

           80. Ratable Share. The term "Ratable Share" means a number (expressed as a percentage) equal to the proportion that an Allowed Claim or an Allowed Interest, as the case may be, in a particular Class bears to the aggregate amount of all Allowed Claims or all Allowed Interests, as the case may be, in such Class as of the date of determination.

           81. Record Date. The term "Record Date" means the date established by the Bankruptcy Court for determining the Claims and the Interests entitled to receive distributions pursuant to Article VI of the Plan.

            82.    Registration  Rights  Agreements.   The   term
"Registration Rights Agreements" means, collectively, the  Equity
Registration  Rights  Agreement and the  Noteholder  Registration
Rights Agreement.

           83. Released Parties. The term "Released Parties" means , collectively, (a) the Affiliated Released Parties and (b) the Other Released Parties.

            84.   Reorganized  Company.   The  term  "Reorganized
Company" means the Company on and after the Effective Date.

          85. Reorganized Debtor. The term "Reorganized Debtor" means the Reorganized Company or Reorganized Holding.

            86.   Reorganized  Holding.   The  term  "Reorganized
Holding" means Holding on and after the Effective Date.

            87. Schedules. The term "Schedules" means the respective statements of assets and liabilities and statements of financial affairs filed by the Debtors with the Bankruptcy Court pursuant to Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007.

           88. Secured Claim. The term "Secured Claim" means a Claim that is secured by a lien on, or a security interest in, property in which an Estate has an interest or that is subject to setoff under Section 553 of the Bankruptcy Code to the extent of the value of the holder's interest in the interest of such Estate in such property or to the extent of the amount subject to setoff, as the case may be, as determined pursuant to Section 506(a) of the Bankruptcy Code.

           89. Secured Noteholder Claims. The term "Secured Noteholder Claims" means the Secured Claims of the holders of the Old Notes against either Debtor, arising from, under, or in connection with, the issuance or the ownership of the Old Notes or any guarantee thereof.

            90.    Statutory  Committee.   The  term   "Statutory
Committee" means any official committee appointed in the Cases pursuant to Section 1102 of the Bankruptcy Code.

           92. Statutory Fees. The term "Statutory Fees" means all of the fees payable to the United States Trustee pursuant to 28 U.S.C. 1930.

          93. Unsecured Claim. The term "Unsecured Claim" means any Claim that is not an Administrative Claim, a Priority Tax
Claim or a Secured Claim.

           94. Unsecured Noteholder Claims. The term "Unsecured Noteholder Claims" means the Unsecured Claims of the holders of the Old Notes against either Debtor, arising from, under, or in connection with, the issuance or the ownership of, the Old Notes or any guarantee thereof.

      B. Rules of Interpretation. The following rules shall be used in construing and interpreting the Plan:

          1.   Application of Section 102 of the Bankruptcy Code.
The rules of construction contained in Section 102 of the Bankruptcy Code apply to the construction and the interpretation of the Plan.

           2. Article and Section References. Unless otherwise expressly stated in the Plan, all references to Articles and Sections shall refer to the Articles and the Sections of the Plan.

          3. Calculation of Time. Any period of time under the Plan shall be computed in accordance with Rule 9006(a) of the Bankruptcy Rules.

           4. Singular and Plural Terms. Whenever the context is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural.

          5. Use of Article and Section Headings. Headings for Articles and Sections have been inserted in the Plan solely for convenience of reference and are not intended to be a part of, or to affect the construction or the interpretation of, the Plan.

      C. Plan Supplement. Forms of the New Indenture, the New Warrant Agreement, the Registration Rights Agreements, the Amended Holding Charter and the Amended Homeland Charter shall be contained in a separate Plan Supplement which shall be filed with the Bankruptcy Court as soon as practicable after the Filing Date. The Plan Supplement may be inspected after such filing in the office of the clerk of the Bankruptcy Court during normal office hours of the clerk of the Bankruptcy Court. Holders of Claims and Interests may obtain a copy of the Plan Supplement upon written request to the Debtors. The Plan Supplement is incorporated into, and is a part of the Plan, as if set forth in full herein, and all references herein to the Plan shall refer to the Plan together with the Plan Supplement.

                           ARTICLE II

                CLASSES OF CLAIMS AND INTERESTS

      A.   Classification of Claims and Interests in the Debtors.
All Claims against, and Interests in, the Debtors (other than Administrative Claims and Priority Tax Claims) are classified in the following Classes:

            1.   Class  1  -  Allowed Priority  Claims.  Class  1
consists  of Allowed Claims which are entitled to priority  under
Section  507(a) of the Bankruptcy Code (other than Administrative
Claims and Priority Tax Claims).

           2.  Class 2 - Allowed Secured Claims of the Old Banks.
Class 2 consists of the Allowed Secured Claims of the Old Banks under the Old Credit Agreement.

            3.   Class  3  -  Allowed Secured Noteholder  Claims.
Class  3 consists of the Allowed Secured Noteholder Claims.   The
aggregate amount of the Allowed Secured Noteholder Claims shall be equal to $61,500,000.

            4.   Class 4 - Allowed Miscellaneous Secured  Claims.
Class 4 consists of Allowed Secured Claims (other than Class 2 Claims and Class 3 Claims). Class 4 Claims include, without limitation, Claims secured by equipment in connection with
equipment   financings   and  Claims   secured   by   mechanic's,
materialmen's and artisan's liens on miscellaneous personal and/or real property. Each Class 4 Claim is treated for all purposes under the Bankruptcy Code and the Plan as a separate sub-Class.

            5. Class 5 - General Unsecured Claims. Class 5 consists of all Allowed Unsecured Claims (other than Administrative Claims, Priority Tax Claims and Claims otherwise classified). Class 5 Claims shall include, without limitation, Allowed Unsecured Noteholder Claims. The aggregate amount of
Allowed   Unsecured   Noteholder  Claims  shall   be   equal   to
$40,100,000.

            6.   Class 6 - Allowed Interests of Holding  as  Sole
Shareholder  of Homeland Common Stock.  Class 6 consists  of  the
Allowed  Interests of Holding as the sole holder of the  Homeland
Common Stock.

            7.   Class  7 - Allowed Interests of Holders  of  Old
Common Stock. Class 7 consists of the Allowed Interests of holders of the Old Common Stock.

            8.   Class  8 - Allowed Interests of Holders  of  Old
Warrants. Class 8 consists of the Allowed Interests of holders of the Old Warrants.

          A Claim or an Interest is classified in a Class only to the extent that Claim or that Interest falls within the description of that Class and is classified in another Class to the extent that Claim or that Interest falls within the description of the other Class. For purposes of receiving a distribution under the Plan, a Claim or an Interest is classified in a Class only to the extent that the Claim or the Interest is an Allowed Claim or an Allowed Interest in that Class and only to the extent the Claim or the Interest has not been otherwise satisfied prior to the date on which any distribution is to be made under the Plan.

       B.     Unclassified  Claims.   Administrative  Claims  and
Priority Tax Claims against the Company and Holding are not classified under the Plan.

                          ARTICLE III

               TREATMENT OF CLAIMS AND INTERESTS

      A. Treatment of Administrative Claims. Unless otherwise agreed to by a holder of an Allowed Administrative Claim, each such holder shall be paid in full, in cash, in an amount equal to such holder's Allowed Administrative Claim on the later of (1) the Effective Date and (2) the date on which such Claim becomes an Allowed Claim; provided, however, that (a) all Statutory Fees shall be paid in accordance with applicable law and (b) Administrative Claims which represent liabilities incurred by a Debtor in the ordinary course of business (including, without limitation, Administrative Claims owed to suppliers that have sold products or furnished goods or services to either Debtor after the Filing Date) shall be paid by the relevant Debtor when due in accordance with the terms of the particular transaction and agreements relating thereto.

           The Reorganized Debtors shall pay the reasonable fees and expenses incurred on or after the Effective Date by the Noteholder Advisors (without application by, or on behalf of, any such Noteholder Advisor to the Bankruptcy Court and without notice and a hearing, unless specifically ordered by the Bankruptcy Court upon request of a party in interest) as an Administrative Claim (unless any such Noteholder Advisor has been retained by a Statutory Committee pursuant to Sections 327 or 1103 of the Bankruptcy Code). If the Reorganized Debtors and any Noteholder Advisor cannot agree on the amount of fees and expenses to be paid to such Noteholder Advisor, the amount of such fees and expenses shall be determined by the Bankruptcy Court.

          Notwithstanding anything else contained in the Plan and notwithstanding the confirmation of the Plan, the secured Administrative Claims held by the Old Banks in connection with post-petition advances and other financial accommodations given by the Old Banks under the Financing Orders shall be entitled to all of the liens, protections, benefits and priorities granted them in the Financing Orders All such liens, protections, benefits and priorities granted to the Old Banks in such orders shall continue until their Administrative Claims are indefeasibly paid in full, which Administrative Claims, by reason of the Financing Orders, (1) are allowed and payable in their entirety,
(2) include unpaid principal and accrued but unpaid interest through the date of full payment of the Administrative Claims of the Old Banks and (3) are secured by the reason of the first, valid, prior and perfected liens and security interests granted under, or in connection with the Old Credit Agreement and confirmed by the Financing Orders. The Old Banks' secured Administrative Claims shall be paid in full on the Effective Date through advances made under the New Credit Agreement.

      B. Priority Tax Claims. Unless otherwise agreed to by a holder of an Allowed Priority Tax Claim, each such holder shall (at the option of the Reorganized Debtors), (1) be paid in full, in cash, on the later of (a) the Effective Date and (b) the date on which such Allowed Priority Tax Claim becomes an Allowed Claim or (2) be paid deferred cash payments over a period not exceeding six years after the date of assessment equal to (in the
aggregate)  the  amount  of  the  Allowed  Priority  Tax   Claim,
including   an   interest  component  as  required   by   Section
1129(a)(9)(c). In fixing such interest component, the Debtors shall use the federal judgment rate in effect on the Confirmation Date, unless the Bankruptcy Court determines otherwise. If a Reorganized Debtor elects to make deferred cash payments, the
Reorganized Debtor shall make six equal annual principal payments, with accrued interest, commencing on the later of (1) the Effective Date and (2) the date on which such Allowed Priority Tax Claim becomes an Allowed Claim.

           To the extent that a Reorganized Debtor elects to make deferred cash payments on any Allowed Priority Tax Claim, the Reorganized Debtor may prepay the remaining amount of such Allowed Priority Tax Claim at any time, without penalty or premium.

      C. Treatment of Unimpaired Classes. Claims in Class 1, Class 4, Class 6 and Class 8 are not impaired under the Plan. Therefore, pursuant to Section 1126(f) of the Bankruptcy Code, the holders of Claims and Interests in such Classes are conclusively presumed to have accepted the Plan. The unimpaired Claims against, and Interests in, the Debtors will be treated in the following manner under the Plan:

           1. Class 1 - Allowed Priority Claims. Unless otherwise agreed to by a holder of a Class 1 Claim, each such holder shall be paid in full, in cash, in an amount equal to such holder's Class 1 Claim on the later of (a) the Effective Date and
(b)  the  date  on  which such Class 1 Claim becomes  an  Allowed
Claim.

           2. Class 4 - Allowed Miscellaneous Secured Claims. At the option of the relevant Debtor, each Allowed Claim in any subclass of Class 4 shall (unless the holder of any such Class 4 Claim agrees to a different treatment) (a) be unaltered as to the legal, equitable and contractual rights to which such Class 4 Claim entitles the holder thereof or (b) be treated in another manner that will not result in the impairment of such Class 4
Claim  under Section 1124 of the Bankruptcy Code.  Each  Class  4
Claim shall be treated for all purposes of the Plan and the Bankruptcy Code as a separate subclass. The Plan does not alter the rights of any holder of a Class 4 Claim in any collateral securing the Class 4 Claim as of the Filing Date and the liens and the security interests securing each Class 4 Claim are ratified and affirmed.

           3.    Class 6 - Allowed Interests of Holding  as  Sole
Holder  of  Homeland  Common Stock.   The  legal,  equitable  and
contractual rights of the holder of Class 6 Interests shall not be altered by the Plan.

           4.   Class 8 - Allowed Interests of the Holders of the
Old  Warrants.   The legal, equitable and contractual  rights  of
each holder of a Class 8 Interest shall not be altered by the Plan.

     D. Treatment of Impaired Classes. Claims and Interests in Class 2, Class 3, Class 5 and Class 7 are impaired. Therefore, the holders of Claims and Interests in such Classes are entitled to vote to accept or to reject the Plan. The impaired Classes of Claims against, and Interests in, the Debtors will be treated in the following manner under the Plan:

           1. Class 2 - Allowed Claims of the Old Banks. Each Class 2 Claim shall be (a) paid in full, in cash, or (b) satisfied by the execution and the delivery of the New Credit Agreement by, among other Persons, the Old Banks and the modification of the Old Credit Agreement in accordance with the terms of the New Credit Agreement (in which case, the Class 2 Claims, as so modified, shall continue to be secured by the collateral which secured the Class 2 Claims on the Filing Date and shall also be secured by certain additional collateral described in the Disclosure Statement).

          Notwithstanding anything else contained in the Plan and notwithstanding the confirmation of the Plan, the Old Banks holding Class 2 Claims shall be entitled to all of the liens, the protections, the benefits and the priorities granted them in, or confirmed by, the Financing Orders. All such liens, protections, benefits and priorities granted to the Old Banks in such orders shall continue until their Class 2 Claims are indefeasibly paid in full, which Class 2 Claims, by reason of the Financing Orders,
(a) are allowed and payable in their entirety, (b) include unpaid principal and accrued but unpaid interest through the date of full payment of the Class 2 Claims of the Old Banks and (iii) are secured by the reason of the first, valid, prior and perfected liens and security interests granted under, or in connection with, the Old Credit Agreement and confirmed by the Financing Orders. Moreover, the contingent Class 2 Claims of the Old Banks, to the extent that they become non-contingent, shall be paid in full on the earlier of May 12, 1997, or the Effective Date.

           2.    Class  3  -  Allowed Secured Noteholder  Claims.
Unless otherwise agreed to by a holder of a Class 3 Claim, each such holder shall receive its Ratable Share of (a) the New Notes and (b) the Cash Amount.

           3. Class 5 - General Unsecured Claims. Unless otherwise agreed to by a holder of a Class 5 Claim, each such holder shall receive its Ratable Share of 4,450,000 shares of New Common Stock on the later of (a) the Effective Date and (b) the date on which such Claim becomes an Allowed Claim.

           Any covered portion of any Class 5 Claim which is an Insured Claim shall be paid by the applicable Insurer to the extent of such coverage. The Debtors reserve the right to consent to the modification of the automatic stay imposed by Section 362 of the Bankruptcy Court so as to permit the prosecution of Insured Claims solely to the extent of such coverage.

           4. Class 7 - Allowed Interests of Holders of Old Common Stock. Unless otherwise agreed to by a holder of a Class 7 Interest, each such holder shall receive its Ratable Share of
(a) 250,000 shares of New Common Stock and (b) the New Warrants.

                           ARTICLE IV

              MEANS FOR IMPLEMENTATION OF THE PLAN

      .        Operation as Debtor-in-Possession Until the Effective
Date.   Until  the Effective Date, the Debtors shall  to  operate
their respective businesses as debtors-in-possession pursuant  to
Section 1107 and Section 1108 of the Bankruptcy Code. After the Effective Date, the Reorganized Debtors shall operate their businesses and may buy, use, acquire and dispose of their assets free of any restrictions contained in the Bankruptcy Code or imposed by the Bankruptcy Court, except as provided in the the Plan, the Plan Supplement and the Confirmation Order.

           B. Issuance of New Securities. Reorganized Holding shall be deemed to have authorized and, on the Effective Date, shall issue the requisite shares of New Common Stock and the requisite New Warrants. The Reorganized Company shall be deemed to have authorized and, on the Effective Date, shall issue the New Notes.

           C. Listing of New Common Stock; Exchange Act Filing. Reorganized Holding shall use its best efforts to (1) cause, as promptly as practicable after the Effective Date, the shares of New Common Stock to be listed on the NASDAQ National Market System (or, in the event Reorganized Holding fails to meet the listing requirements of the NASDAQ National Market System, on such other exchange or system on which the New Common Stock may be listed) and (2) file, within 60 days of the Effective Date, a Form 10 registration statement with respect to the New Common Stock under the Securities Act of 1934, as amended.

           D. Effectiveness of Agreements. On the Effective Date, the following agreements shall become effective: (1) the New Credit Agreement; (2) the New Indenture; (3) the New Warrant Agreement; (4) the Registration Rights Agreements; and (5) the Modified Union Agreements.

           E. Charter Amendments. On the Effective Date, (1) the Holding Charter shall be amended and restated to eliminate the Old Common Stock and the Old Class B Common Stock, to authorize the issuance of the New Common Stock and to include a provision that prohibits the issuance of nonvoting securities to the extent required by Section 1123(a)(6) of the Bankruptcy Code and (2) the Homeland Charter shall be amended and restated to include a provision that prohibits the issuance of nonvoting securities to the extent required by Section 1123(a)(6) of the Bankruptcy Code.

           F. Management/Boards of Directors. The executive officers of the Company and Holding immediately before confirmation of the Plan shall continue to serve in their respective capacities after confirmation of the Plan. On the Effective Date, the Board of Directors of each Reorganized Debtor shall consist of (1) James A. Demme, (2) John A. Shields, (3) one Person designated by the United Food and Commercial Workers Union of North America and (4) four Persons designated by the Committee. Prior to confirmation of the Plan, in accordance with
Section 1129(a)(5) of the Bankruptcy Code, the Company and Holding shall disclose (a) the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director of the Company or Holding, as the case may be, and (b) the identity of any "insider" (as such term is defined in Section 101(31) of the Bankruptcy Code) who shall be employed and retained by the Company or Holding, and the nature of any compensation for such insider. On and after the Effective Date, each officer and director shall hold his or her office on the terms, and subject to the conditions, set forth in the Amended Homeland Charter, the Amended Holding Charter and the amended and restated bylaws of the relevant Reorganized Debtor.

           G. Management Stock Option Plan. On the Effective Date, 263,158 shares of New Common Stock shall be reserved for issuance under the Management Stock Option Plan. The terms and the conditions of the Management Stock Option Plan (including the identity of the participants and the number of options to be granted) shall be determined by the Board of Directors of Reorganized Holding.

           H. Retiree Benefits. From and after the Effective Date, to the extent required by Section 1129(a)(13) of the
Bankruptcy  Code, the Reorganized Debtors shall continue  to  pay
all   retiree  benefits  (as  defined  in  Section  1114  of  the
Bankruptcy Code), if any, established or maintained by the Debtors prior to the Effective Date.

            I. Prior Workers' Compensation Benefits. The Company's obligations with respect to its self-insurance program in existence prior to July 1994, for Oklahoma workers'
compensation purposes are secured by a $2 million letter of credit payable to the Oklahoma Workers' Compensation Court, which, at the option of the Reorganized Debtors, shall remain in place after the Effective Date or shall be replaced by another letter of credit. In the event the Company fails to make any payment to a Person who holds an Oklahoma workers' compensation claim with respect to the period that the Company maintained such self-insurance program, the Oklahoma Workers' Compensation Court may draw on such letter of credit to make the payment. To the extent the funds available under such letter of credit are insufficient to pay all Oklahoma workers' compensation claims with respect to the period that the Company maintained such self-insurance program, such excess claims shall be classified and treated as Class 5 Claims. In addition, to the extent that, upon the liquidation and the payment of all of the Oklahoma workers' compensation claims with respect to the period that the Company maintained a self-insurance program, there are any funds then remaining available under such letter of credit, the Company shall either (a) direct the Oklahoma Workers' Compensation Court to draw immediately any such remaining funds and pay such funds to the Reorganized Company in accordance with any instructions provided by the Reorganized Company or (b) direct the Oklahoma Workers' Compensation Court to take the actions necessary to cause the letter of credit to be released.

          J. Releases. On the Effective Date, each Reorganized Debtor shall release unconditionally each Released Party from any and all Claims, obligations, rights, causes of action and liabilities, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction or other occurrence taking place on or prior to the Effective Date in any way relating to such Released Party, the Debtors, the Cases and the Plan other than, in the case of an Affiliated Released Party, any Excluded Claims.

                On the Effective Date, each holder of a Claim  or
an Interest who (1) has accepted the Plan, (2) whose Claim or Interest is in a Class that has accepted or been deemed to have accepted the Plan, or (3) who may be entitled to receive a distribution of property pursuant to the Plan, shall be deemed to have released unconditionally each Released Party from any and all Claims, obligations, rights, causes of action and liabilities, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction or other occurrence taking place on or prior to the Effective Date in any way relating to such Released Party, the Debtors, the Cases or the Plan.

                Notwithstanding the foregoing, if and to the extent that the Bankruptcy Court concludes that the Plan cannot be confirmed with any portion of the foregoing releases, then the Plan may be confirmed with that portion excised so as to give effect as much as possible to the foregoing releases without precluding confirmation of the Plan.

           K. Final Order. Any requirement of the Plan for a Final Order may be waived in the sole and absolute discretion of the Debtors upon written notice to the Bankruptcy Court; provided, however that nothing contained herein or elsewhere in the Plan shall prejudice the right of any party in interest to seek a stay pending appeal with respect to such Final Order.

           L. Term of Injunction or Stays. Unless otherwise provided, all injunctions or stays provided for in the Cases pursuant to Section 105 and Section 362 of the Bankruptcy Code or otherwise and in effect on the Confirmation Date shall remain in full force and effect until the Effective Date. The Confirmation Order shall provide that the distributions and transfers of property to be made pursuant to the terms of the Plan are made free and clear of all Claims (except as otherwise provided in, and governed by, the Plan) and that upon the confirmation of the Plan (except as otherwise provided in, and governed by, the Plan) all holders of Claims and Interests shall be permanently enjoined from, and restrained against, commencing or continuing any suit, action or proceeding or asserting against either Reorganized Debtor or its assets any Claim, interest or cause of action based upon any Claim or Interest that arose or existed before the Confirmation Date.

           M. Waiver and Rescissions. Except as otherwise provided in, , and governed by, the Plan or in the Confirmation Order, the entry of the Confirmation Order by the Bankruptcy Court shall operate as a waiver of all defaults and events of default and any accelerations that have been declared or occurred with respect to any such events of default through the Effective Date.

           N. Corporate Action. On the Effective Date, all actions contemplated by the Plan shall be authorized and approved in all respects (subject to the provisions of the Plan), including, without limitation, the following: (1) the adoption and the filing with the Secretary of State of the State of Delaware of the Amended Holding Charter and the Amended Homeland Charter; (2) the issuance by Reorganized Holding of the New
Common Stock and New Warrants; (3) the issuance by the Reorganized Company of the New Notes; and (4) the execution, the delivery and the performance of the New Credit Agreement, the New Indenture, the New Warrant Agreement, the Registration Rights Agreements, the Modified Union Agreements and all documents and agreements relating to any of the foregoing. All matters provided for under the Plan involving the corporate structure of the Debtors and/or the Reorganized Debtors in connection with the Plan and any corporate action required by the Debtors and/or the Reorganized Debtors in connection with the Plan shall be deemed to have occurred and shall be in effect pursuant to Section 303 of the Delaware General Corporation Law and the Bankruptcy Code, without any requirement of further action by the shareholders or the directors of the Debtors and/or the Reorganized Debtor. On the Effective Date, the appropriate officers of the relevant Reorganized Debtors are authorized and directed to execute and to deliver the agreements, documents and instruments contemplated by the Plan, the Plan Supplement and the Disclosure Statement in the name and on behalf of such Reorganized Debtor.

          O. Further Actions. The Debtors and the Reorganized Debtors may make and may cause their respective officers to make such other filings, to execute and to deliver such other documents and instruments and take such other actions as may be appropriate or advisable in connection with the Plan and the transactions contemplated by the Plan and as are not inconsistent with the Plan.

                           ARTICLE V

            EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     A. Assumption. All executory contracts and unexpired leases shall be deemed assumed by the relevant Debtor pursuant to
Section 1123(b)(2) of the Bankruptcy Code unless expressly rejected or subject to a motion by such Debtor to reject them filed on or prior to the Confirmation Date. All cure payments that may be required under Section 365(b)(1) of the Bankruptcy Code in connection with such assumption shall be made on the Effective Date.

                In the event of a dispute concerning (1) the amount of any cure payment, (2) the ability of the relevant
Debtor to provide "adequate assurance of future performance" (within the meaning of Section 365 of the Bankruptcy Code) under the executory contract or the unexpired lease to be assumed or
(3) any other matter pertaining to the assumption of an executory contract or an unexpired lease, such Debtor shall make such cure payment or provide such assurance, as required, in accordance with Final Orders of the Bankruptcy Court.

     B. Rejection. An Allowed Claim under an executory contract or an unexpired lease that has been rejected, if any, shall constitute a Class 4 Claim, if secured, or a Class 5 Claim, if unsecured. Any proof of Claim with respect to Claims arising from the rejection of an executory contract or an unexpired lease must be filed with the Bankruptcy Court within 30 days after the rejection by the relevant Debtor of such contract or such lease.

     C. Indemnification Obligations. The obligations of the Debtors to indemnify (1) their respective present and former directors and officers against any obligations pursuant to their certificate of incorporation, by-laws, applicable state law, specific agreements or any combination of the foregoing and (2) the Indemnitees under the Indemnification Agreements, shall survive Confirmation, remain unaffected thereby, and not be discharged, irrespective of whether indemnification is owed in connection with an event occurring before, on or after the Filing Date.

                           ARTICLE VI

                         DISTRIBUTIONS

       A.    Distributions.  The  Distribution  Agent  shall   be
responsible for making all of the distributions required to be made by the Reorganized Debtors under the Plan. All costs and expenses in connection with such distributions, including, without limitation, the fees and the expenses, if any, of the Distribution Agent, shall be borne by the Reorganized Debtor required to make such distributions.

          Neither a Reorganized Debtor nor the Distribution Agent shall be required to provide any bond in connection with the making of any distributions pursuant to the Plan.

      B. Date of Distribution. The Distribution Agent shall make each required distribution by the date stated in the Plan with respect to such distribution. Any distribution required to be made on the Effective Date or the date on which a Claim becomes an Allowed Claim shall be deemed to be made on such date if made as soon as practicable after such date and, in any event, within 30 days after such date.

      C. Undeliverable Distributions. If a distribution is returned to the Distribution Agent as undeliverable, the Distribution Agent shall hold such distribution and shall not be required to take any further action with respect to the delivery of the distribution unless and until the earlier of (1) the date on which the Distribution Agent is notified in writing of the then current address of the holder entitled to receive the distribution and (2) the date on which the distribution reverts to a Reorganized Debtor in accordance with the Plan. If the Distribution Agent is notified in writing of the then current address of the holder prior to date on which the distribution reverts to a Reorganized Debtor, the Distribution Agent shall promptly make the distribution required by the Plan to the holder at the then current address.

           The  Distribution Agent shall not be entitled to  vote
any   securities   which   the  Distribution   Agent   holds   as
undeliverable.

      D. Surrender and Cancellation of Instruments. As a condition to receiving any distribution pursuant to the Plan, each holder of an Old Note, share certificate, or other instrument evidencing a Claim or Interest (other than the Homeland Common Stock or an Old Warrant) as of the Record Date must surrender such Old Note, share certificate or other
instrument   to  the  Distribution  Agent  or  deliver   to   the
Reorganized Debtors or the Distribution Agent, as the case may be, an affidavit of loss and indemnity (in form and substance satisfactory to the Reorganized Debtors), in all cases, in proper form for transfer. In accordance with the provisions of Section 1143 of the Bankruptcy Code, any holders of such Claims or Interests as of such Record Date that fail to surrender such Old Notes, share certificates or other instruments within five years from the Confirmation shall be deemed to have forfeited all rights, Claims and Interests and shall not participate in any distribution under the Plan.

           On the Effective Date, (1) all such Old Notes, share certificates or other instruments shall be canceled and (2) the Company's obligations under such Old Notes, share certificates and other instruments (together with, in the case of the Old Notes, the Old Indenture and the other agreements governing such Old Notes) shall be discharged.

           On the Effective Date, the lien and the security interest of the Old Trustee under the Old Indenture shall be released and the Old Trustee shall be authorized and directed to take such actions as may be requested by the Company to evidence the release of such liens and the security interests, including, without limitation, the execution, the delivery and the filing and/or the recording of such releases as may be requested by the Reorganized Debtors.

      E. Manner of Payment. At the option of the Reorganized Debtors, distributions may be made in cash, by wire transfer or by a check drawn on a money center bank. Distributions of New Securities shall be made by the issuance and, in the case of the New Notes, the authentication of such New Notes.

      F. Fractional Shares. No fractional shares of New Common Stock shall be issued under the Plan. Each holder otherwise entitled to an amount of the New Common Stock that includes fractional amounts shall receive either one whole share (if such fraction is equal to, or greater than, one-half) or no share (if such fraction is less than one-half) in lieu of fractional amount.

           No New Warrants to purchase fractional shares of New Common Stock shall be issued under the Plan. Each holder otherwise entitled to a New Warrant that includes fractional amounts of New Common Stock shall receive a New Warrant that has been rounded down to the next whole number of shares (if such fraction is less than one-half) or rounded up to the next whole number of shares (if such fraction is equal to, or greater than, one-half).

      G. Compliance with Tax Requirements. The Reorganized Debtors shall comply with all withholding and reporting requirements imposed by federal, state or local taxing authorities in connection with making distributions pursuant to the Plan.

           In connection with each distribution with respect to which the filing of an information return (such as an Internal Revenue Service Form 1099 or 1042) and/or withholding is required, the Reorganized Debtors shall file such information return with the Internal Revenue Service and provide any required statements in connection therewith to the recipients of such distribution, and/or effect any such withholding and deposit all moneys so withheld to the extent required by law. With respect to any Person from whom a tax identification number, certified tax identification number or other tax information required by law to avoid withholding has not been received by the Reorganized Debtors (or the Distribution Agent), the Reorganized Debtors may, at their sole option, withhold the amount required and distribute the balance to such Person or decline to make such distribution until the information is received; provided, however, the
Reorganized Debtors shall not be obligated to liquidate New Securities to perform such withholding.

       H.    Allocation  Between  Principal  and  Interest.   The
consideration paid to holders of Old Notes shall be allocated first to accrued but unpaid interest and next to principal on the Old Notes.

      I. Distribution of Unclaimed Property. If any Person entitled to receive cash or New Securities pursuant to the Plan does not present itself on the Effective Date or on such other date on which such Person becomes eligible for distribution of such cash or securities, such cash or New Securities shall be set aside and (in the case of cash) held in a segregated interest-bearing fund to be maintained by the Distribution Agent. If such Person presents itself within five years following the Confirmation Date, such cash or New Securities, together with any interest or dividends earned thereupon, shall be paid or distributed to such Person. If such Person does not present itself within five years following the Confirmation Date, any such cash or securities and accrued interest or dividends thereon shall become the property of, and shall be released to, the relevant Reorganized Debtor. Nothing contained in the Plan shall require the Reorganized Debtors to attempt to locate such Persons.

      J. Setoff. Each Reorganized Debtor may, but is not be required to, setoff against any Claim and the payment to be made pursuant to the Plan in respect of such Claim, any Claims of any nature which the Reorganized Debtor may not have against the holder of such Claim. Neither the failure by a Reorganized
Debtor to effect such a setoff nor the allowance of any Claim shall constitute a waiver or a release of any Claim which the Reorganized Debtors may have against the holder of a Claim.

     K. Record Date. As of the close of business on the Record Date, the transfer ledger shall be closed and the Reorganized Debtors and the Old Trustee shall have no obligation to recognize any transfer of the Old Common Stock or the Old Notes occurring thereafter.

                          ARTICLE VII

         PROCEDURES FOR RESOLVING CLAIMS AND INTERESTS

      A. Bar Dates for Claims and Interests Generally. Each holder of a Claim (other than an Administrative Claim) or Interest shall file a proof of Claim or proof of Interest, as the case may be, with the Bankruptcy Court (1) no later than the bar dates previously established by the Bankruptcy Court or (2), to the extent such holders were not subject to such bar date, (a) within 30 days after the Effective Date or (b) by such other date as may be established by the Bankruptcy Court. Any holder who does not file a proof of Claim or a proof of Interest, as the case may be, within the applicable time period shall be forever barred from asserting its Claim or Interest, as the case may be, unless, and to the extent such Claim or Interest is listed by the Debtors in their respective Schedules filed with the Bankruptcy Court as liquidated in amount, not disputed and not contingent.

      B.   Bar Dates for Administrative Claims.  All requests for
payment  of  Administrative  Claims  shall  be  filed  with   the
Bankruptcy Court in the following manner:

           1. Fee Claims. Each holder of a Fee Claim shall be entitled to file an application for allowance of final compensation and reimbursement of expenses for services rendered on or before the Effective Date. All applications in respect of such Fee Claims shall be filed not later than 45 days after the Effective Date. If a holder of a Fee Claim fails to file an application with respect to its Fee Claim within such 45-day period, such holder shall be forever barred from asserting its Fee Claim.

           2. Other Administrative Claims. Except as otherwise provided by Article III(A), all requests for payment of Administrative Claims, other than Fee Claims and Administrative Claims incurred and paid in ordinary course, must be filed with the Bankruptcy Court within 30 days after the Effective Date. Any holder of such an Administrative Claim that does not file a request for payment within such a 30-day period shall be forever barred from asserting its Administrative Claim.

      C. Prosecution of Objections. After the Effective Date, each Reorganized Debtor shall have the sole authority (1) to object to Claims against, and Interests in, such Reorganized Debtor, and (2) to litigate any Claim or any Interest to Final Order, to settle or to compromise any Claim or any Interest or to withdraw any objection to any Claim or any Interest (other than a Claim or an Interest that is deemed to be allowed pursuant to the Plan or a Final Order).

           Unless another date is established by the Bankruptcy Court or the Plan, any objection to a Claim or an Interest shall be filed with the Bankruptcy Court and served on the holder of such Claim or Interest within 90 days after the later of (1) the Effective Date and (2) the date that a proof of Claim or a proof of Interest, as the case may be, with respect to such Claim or Interest is filed or is deemed to have been filed with the Bankruptcy Court. The relevant Reorganized Debtor shall have the right to petition the Bankruptcy Court for an extension of such date if a complete review of such Claim or Interest cannot be completed by such date.

           Except as otherwise provided by Section III(A), any objection to a Fee Claim shall be filed within the later of (1) 60 days after the Effective Date and (2) 30 days after the date on which the application is filed with respect to such Fee Claim. If no objection has been filed to a Claim or an Interest (other than a Fee Claim which shall be allowed only by order of the Bankruptcy Court) within the applicable period, the Claim or the Interest shall be treated as an Allowed Claim or an Allowed Interest, as the case may be, to the extent that the Claim or the Interest has not been previously allowed or disallowed by the Bankruptcy Court.

      D.    Treatment of Disputed Claims and Disputed  Interests.
Disputed Claims and Disputed Interests shall be treated in the following manner:

          1. No Distribution Pending Allowance. If any portion of a Claim is a Disputed Claim, no payment or distribution provided under the Plan shall be made on account of the portion of such Claim that is a Disputed Claim unless and until such Disputed Claim becomes an Allowed Claim but the payment or distribution provided for under the Plan shall be made on account of the portion of such Claim that is an Allowed Claim.

           2. Disputed Class 5 Claims Reserve. Notwithstanding anything else to the contrary in this Article VII(D), on the Effective Date, the Reorganized Debtors shall deposit into the Disputed Class 5 Claims Reserve, the New Common Stock that would otherwise have been distributed to holders of Disputed Claims which, if allowed on the Effective Date, would have been Class 5 Claims (each, a "Disputed Class 5 Claim") in accordance with the Plan as if such Disputed Class 5 Claims were Allowed Claims. No interest or other amounts shall accrue on New Common Stock held in the Disputed Class 5 Claims Reserve. In calculating the amount to be held in the Disputed Class 5 Claims Reserve, the Reorganized Debtors shall (a) treat all liquidated Disputed Class 5 Claims as if allowed in full and (b) make a good faith estimate of the amounts, if any, likely to be allowed in respect of contingent or unliquidated Class 5 Claims. If, and to the extent, any such Disputed Class 5 Claim became an Allowed Claim, the property so reserved for the creditor holding such Claim shall be distributed to such creditor within thirty days of the date that such Disputed Class 5 claim becomes an Allowed Claim.

          In the event that, after the Effective Date, a Disputed Claim is disallowed in whole or in part, the relevant Reorganized Debtor shall distribute (or cause the Distribution Agent to distribute) the property held in reserve for the disallowed portion of such Disputed Class 5 Claim as follows: (a) such property shall be distributed to holders of Allowed Class 5 Claims; (b) such distribution shall be based on the applicable
Ratable Share of each such holder, as adjusted to take into account the disallowance or the allowance of all Disputed Claims since the Effective Date; and (c) such distribution shall be made on December 31, 1996, and on June 30 and December 31 of each following year (each such date, a "Distribution Date"), to the extent a Disputed Class 5 claim has been disallowed in whole or in part since the Effective Date or the last Distribution Date, as the case may be, until the earlier of (i) the date on which all Disputed Class 5 Claims have been resolved and (ii) less than 5,000 shares of New Common Stock are on deposit in the Disputed Class 5 Claims Reserve. If, at any time after the Effective Date, the number of shares of New Common Stock held in the Disputed Class 5 Claims Reserve is less than 5,000, the remaining shares of Common Stock held in such reserve may, at the option of the Reorganized Debtors, be canceled or treated as treasury stock.

           3.   No Other Reserves.  The Reorganized Debtors shall
not  be required to establish a reserve with respect to any class
of   Disputed  Claims or Disputed Interests other than   Class  5
Disputed Claims.

           4. Method of Resolution - General. Each Disputed Claim (other than a Disputed Claim which involves a personal injury, property damage or wrongful death claim) and each Disputed Interest shall be resolved by the Bankruptcy Court.

           5.    Method  of  Resolution  -  Personal  Injury  and
Wrongful Death Claims. Each Disputed Claim involving a personal injury, property damage or wrongful death claim shall be resolved in the following manner:

                a. Information Assembly. Within 30 days after the Effective Date, the relevant Reorganized Debtor shall mail to each holder of such a Disputed Claim a form prepared by such
Reorganized Debtor, requesting such information as such Reorganized Debtor believes is necessary to evaluate such Disputed Claim.

                No later than 30 days after each holder of such a Disputed Claim receives such form, the holder shall return the completed form to such Reorganized Debtor and any Insurer on such Claim. The completed form must be signed, under penalty of perjury, by the holder and the holder's counsel, if any, and the signature of the holder must be notarized. Each form must have the following documentation attached to such form:

                    (i) For personal injuries and wrongful death claims: (A) copies of all medical bills, (B) copies of all medical reports, (C) copies of all expert reports, (D) copies of all tax returns for the last five years, (E) copies of all x-rays, (F) copies of all MRI's, (G) copies of all wage statements, W-2 forms, W-4 forms, and 1099 forms for the past five years, (H) copies of all pictures of any accident scene, (I) an executed SSA-7004-SM, Social Security Administration Request for Earnings and Benefit Statement, designating a Person specified by such Reorganized Debtor as addressee, (J) an executed IRS 4506 Form, Request for Copy of Transcript of Tax Form, designating a Person specified by such Reorganized Debtor as the recipient of the documents, and (K), in the case of wrongful death claims, copies of all autopsy reports.

                     (ii)  For property damage claims, (A) copies
of all repair invoices and records and (B) copies of all expert reports.

If the form is not returned in accordance herewith within the required 30-day period, the Disputed Claim shall be deemed disallowed.

           Within 90 days from the date on which such Reorganized
Debtor and the Insurer, if any, receive a form returned in accordance herewith, such Reorganized Debtor or, if there is an Insurer, the Insurer shall:

                    (i)  offer to settle the Disputed Claim;

                    (ii) deny the Disputed  Claim; or

                    (iii)     request additional information from
the holder of the Disputed Claim, including, without limitation, for personal injury claims, submission to an independent medical examination.

           If an offer of settlement is made, the holder must accept or reject the offer of settlement within 30 days after the offer of settlement is made. If the offer of settlement is not accepted or rejected within such 30-day period, the Disputed Claim shall be deemed disallowed. If the holder accepts the offer of settlement, the Disputed Claim shall be deemed allowed on the date on which such Reorganized Debtor or the Insurer, as the case may be, receives notice of such acceptance.

          If additional information is requested, the holder must provide such additional information within 30 days of the request. If the holder fails to provide such additional information within such 30-day period, the Disputed Claim shall be deemed disallowed. If the requested additional information is provided within such 30-day time period, such Reorganized Debtor or, if there is an Insurer, the Insurer must make an offer of settlement or deny a Disputed Claim within 90 days after it receives such additional information.

           If a holder of a Disputed Claim rejects an offer of settlement within 30 days after the offer of settlement is made or the Disputed Claim is denied, the holder shall notify such Reorganized Debtor and the Insurer, if any, that mediation is requested. If a holder fails to request mediation, the Disputed Claim shall be deemed disallowed.

                b. Mediation. Each such Disputed Claim for which mediation is requested shall be submitted to mediation by a mediator assigned by the Bankruptcy Court. Such mediator shall work with all Persons involved, including, without limitation, any Insurer, to negotiate a mutually satisfactory resolution with respect to the Disputed Claim. Within 30 days of the date on which a mediator is appointed, the mediator shall schedule a mediation conference in Oklahoma City, Oklahoma at which all Persons involved shall either (i) appear personally or (ii) be represented by a Person authorized to enter into a binding settlement agreement on behalf of such involved Person. The mediator shall give each such involved Person at least 10 days prior written notice of the date, the time and the place of the conference. If any Person which has received notice of such mediation (or his, her or its designated representative) fails to appear at such mediation conference, any other Person may petition the Bankruptcy Court for an award of costs, including, without limitation, reasonable attorneys' fees against the non-attending Person. In addition, if the holder or the holder's counsel, if any, fails to attend, the Disputed Claim shall be deemed disallowed.

           At the conclusion of the mediation conference, each Person (or its designated representative) shall sign before the mediator a statement to the effect that (i) the Disputed Claim has been resolved by mutual agreement (subject to approval of the Bankruptcy Court) and the basis of such resolution, (ii) that the Disputed Claim shall be submitted to binding arbitration or (iii) that the Disputed Claim shall proceed before the District Court.

                 c. Arbitration. If a Disputed Claim is submitted to binding arbitration, the Disputed Claim shall be resolved by binding arbitration conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association. No Person involved in such arbitration shall be permitted  to  appeal any award except as expressly permitted  by
Section 10 of the Federal Arbitration Act, as amended, and there shall be no right to a de novo trial subsequent to the arbitration.

                 d. Trial. Upon compliance with the procedures set forth in this Article VII(D)(5), the holder of a Disputed Claim subject to this Article VII(D)(5) shall have the right to pursue such Disputed Claim in a federal district court in accordance with 28 U.S.C. 157(b)(5) and the Federal Rules of Civil Procedure. Any case filed prior to the Filing Date shall be transferred from the forum in which it is pending to the District Court and, regardless of whether a case has been filed prior to the Filing Date, the District Court shall transfer the case to the federal district court for the district in which the Disputed Claim arose. The Disputed Claim shall be prosecuted in the federal district court to which it is transferred by the District Court.

                          ARTICLE VIII

        CONDITIONS PRECEDENT TO CONSUMMATION OF THE PLAN

           Conditions to Consummation. The Plan shall not become effective unless and until each of the following conditions have been satisfied or have been waived in accordance with this
Article VIII:

           A. Entry of the Confirmation Order. The Plan shall have been confirmed by the Bankruptcy Court and the Confirmation
Order shall have become a Final Order.

           B.    New  Credit Agreement.  The New Credit Agreement
shall   have  been  entered  into  and  all  conditions  to   the
effectiveness thereof shall have been satisfied or waived by the lenders as required thereunder.

            C. Other Agreements. All other agreements contemplated by, or entered into pursuant to, the Plan, including, without limitation, the Plan Documents, shall have been duly and validly executed and delivered by the parties thereto and all conditions to their effectiveness shall have been satisfied or waived.

           The Reorganized Debtors may waive at any time, without notice, leave or order of the Bankruptcy Court, and without any formal action other than proceeding to consummate the Plan, any condition precedent to consummation of the Plan; provided, however, that the Debtors may not waive the condition precedent specified in Article VIII(A) insofar as it relates to the execution, delivery and effectiveness of the New Indenture and the Noteholder Registration Rights Agreement without the consent of the Committee.

                           ARTICLE IX

     CONFIRMABILITY AND SEVERABILITY OF A PLAN AND CRAMDOWN

           If all of the applicable requirements for confirmation of the Plan are met as set forth in Section 1129(a) of the Bankruptcy Code except paragraph (8) thereof, the Debtors may, at their option, amend the Plan as necessary to request the Bankruptcy Court to confirm the Plan pursuant to Section 1129(b) of the Bankruptcy Code, notwithstanding the requirements of paragraph (8) of Section 1129(a) of the Bankruptcy Code, provided that the Plan, as so amended, is fair and equitable and does not discriminate unfairly with respect to any impaired Class or Classes that have not accepted the Plan. The right of the Debtors to modify the Plan under this Article IX does not limit the ability of the Debtors to modify the Plan under Article XII(A).

                           ARTICLE X

            EFFECTS OF THE CONFIRMATION OF THE PLAN


      A. Binding Effect. The provisions of the Plan shall bind all holders of Claims and Interests, whether or not any such holder has accepted the Plan.

      B. Discharge. Except as otherwise expressly provided herein, the confirmation of the Plan shall, provided the Effective Date shall have occurred, discharge all Claims and
Interests to the fullest extent authorized or provided by the Bankruptcy Code, including, without limitation, to the fullest extent authorized or provided for by Section 524 of the Bankruptcy Code.

      C. Vesting of Assets; Reservation of Claims. Except as expressly provided in, and governed by, the Plan, on the Effective Date, the assets and property of each Debtor's Estate shall vest in the relevant Reorganized Debtor free and clear of all Claims, liens, encumbrances, charges and interests. Except as provided in the Estate Release, all causes of action arising under Chapter 5 of the Bankruptcy Code (other than fraudulent conveyance and preference claims, if any, of the Debtors against the Old Banks and the holders of the Old Notes), all Claims against third parties, and all other causes of action against third parties, and all other causes of action and rights belonging to or in favor of the Debtors, including, without limitation, under Section 502, Section 544, Section 545, Section 547, Section 548 and Section 549 of the Bankruptcy Code, are hereby preserved and retained for assertion and enforcement solely and exclusively by, and in the discretion of, the Reorganized Debtors and shall revest in the relevant Reorganized Debtor on the Effective Date.

     D. Injunction. Except as otherwise expressly provided in, and governed by, the Plan, the entry of the Confirmation Order shall, provided that the Effective Date shall have occurred, permanently enjoin all Persons that have held, currently hold or may hold a Claim, or other debt or liability that is discharged pursuant to the Plan or who have held, currently hold or may hold an Interest that is terminated pursuant to the Plan from taking any of the following actions in respect of such discharged Claim, debt or liability or such terminated Interest:

           (1) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind against the Reorganized Debtors or the property of the Reorganized Debtors;

           (2) enforcing, levying, attaching, collecting or recovering in any manner or by any means, whether directly or indirectly, any judgment, award, decree or order against the Reorganized Debtors or the property of the Reorganized Debtors;

           (3) creating, perfecting or enforcing in any manner, directly or indirectly, any lien or any security interest of any kind against the Reorganized Debtors or the property of the Reorganized Debtors;

           (4)   asserting  a  setoff, right  of  subrogation  or
recoupment  of  any  kind, directly or indirectly,   against  any
debt, liability or obligation due to the Reorganized Debtors or the property of the Debtors; or

           (5)  commencing or continuing any action in any manner
or   in  any  place that does not comply with, or is inconsistent with, the Plan.

      E. Insured Claims. Confirmation of the Plan shall not discharge the duty of any Insurer under any contract of insurance to continue to provide coverage to all parties covered under the contract of insurance in accordance with the terms and subject to the conditions of the contract of insurance.

                           ARTICLE XI

                   RETENTION OF JURISDICTION

           Notwithstanding entry of the Confirmation Order or the Effective Date having occurred, the Bankruptcy Court shall retain jurisdiction over the Cases and any proceedings arising from, or relating to, the Cases pursuant to Section 1142 of the Bankruptcy Code and Section 1334 of Title 28 of the United States Code to the fullest extent permitted by the Bankruptcy Code and any other applicable law, including, without limitation, such jurisdiction as is necessary to ensure that the purpose and the intent of the Plan are carried out. Without limiting the generality of the foregoing, the Bankruptcy Court shall retain the following jurisdiction:

      A. Executory Contract and Lease Determinations. The Bankruptcy Court shall retain the jurisdiction to hear and to determine any motions pending before the Bankruptcy Court on the Effective Date to reject any executory contract or unexpired lease to which a Debtor is a party or with respect to which a Debtor may be liable and to hear and to determine the allowance of any Claim resulting therefrom.

       B. Pending Motions and Adversary Proceedings. The Bankruptcy Court shall retain the jurisdiction to determine any adversary proceedings, applications, contested matters and other litigated matters that are pending on the Effective Date or that may be commenced thereafter as provided in the Plan.

      C. Distributions. The Bankruptcy Court shall retain the jurisdiction to ensure that distributions to the holders of Allowed Claims and Allowed Interests are accomplished as provided in the Plan.

      D. Claim Determinations. The Bankruptcy Court shall retain the jurisdiction to hear and determine objections to, or requests for estimation of, Claims, including, without limitation, any objections to the classification of any Claim, in whole or in part.

      E. Stay Matters. The Bankruptcy Court shall retain the jurisdiction to enter and to implement such orders as may be appropriate in the event that the Confirmation Order is for any reason stayed, revoked, modified or vacated.

     F. Support of Plan. The Bankruptcy Court shall retain the jurisdiction to issue appropriate orders in aid of the execution of the Plan and to enforce the Confirmation Order and/or the discharge, or the effect of the discharge, provided to the Reorganized Debtors.

      G. Modifications. The Bankruptcy Court shall retain the jurisdiction to hear and to determine any applications to modify the Plan, to cure any defect or any omission in any order of the Bankruptcy Court or in the Plan, including, without limitation, the Confirmation Order, and to reconcile any inconsistency in any order entered by the Bankruptcy Court and the Plan, including, without limitation, the Confirmation Order.

        H. Compensation and Expense Determinations. The Bankruptcy Court shall retain the jurisdiction to hear and to determine any applications for compensation and reimbursement of expenses of professionals and members of any Statutory Committee (and, if applicable, the Committee) under Section 330, Section 331, Section 503(b), Section 1103 and/or Section 1129(a)(4) of the Bankruptcy Code.

      I. Resolution of Controversies. The Bankruptcy Court shall retain the jurisdiction to hear and to determine resolve any disputes arising in connection with the interpretation, the implementation or the enforcement of the Plan.

     J. Other Plan-Related Matters. The Bankruptcy Court shall retain the jurisdiction to hear and to determine other issues presented by, arising under, or related to, the Plan and other matters related to the Plan and not inconsistent with the Bankruptcy Code.

      K. Final Decree. The Bankruptcy Court shall retain the jurisdiction to enter a final decree closing the Cases.

      L. Recovery of Assets. The Bankruptcy Court shall retain the jurisdiction to enter such orders as may be appropriate in connection with the recovery of the assets of the Debtors and the Estates wherever located.

     M. Tax Related Matters. The Bankruptcy Court shall retain the jurisdiction to hear and to determine any motions or contested matters involving taxes, tax refunds, tax attributes and tax benefits and similar or related matters with respect to the Debtors arising prior to the Effective Date or relating to the administration of the Cases, including, without limitation, matters involving federal, state and local taxes in accordance with Section 346, Section 505 and Section 1146 of the Bankruptcy Code.

     N. Other Determinations. The Bankruptcy Court shall retain the jurisdiction to determine any other matter not inconsistent with the Bankruptcy Code.

                          ARTICLE XII

                    MISCELLANEOUS PROVISIONS

      A. Modification of the Plan. The Plan may be modified at any time or from time to time by the Debtors before or after the Effective Date, whether or not the Plan has been substantially consummated, upon such notice and hearing and other requirements as shall be required by the Bankruptcy Code and applicable law.

     B. Revocation and Withdrawal of Plan. The Debtors reserve the right to revoke or to withdraw the Plan at any time before the Confirmation Date. If the Debtors revoke or withdraw the Plan prior to the Confirmation Date, or if the Confirmation Date or the Effective Date does not occur, then the Plan shall be deemed null and void. In such event, nothing contained herein or in the Disclosure Statement shall be deemed to constitute an admission of the validity, waiver or release of any Claims by or against the Debtors or any other Person or to prejudice in any manner the rights of the Debtors or any Person in any proceeding involving the Debtors.

      C. Exculpation. Neither the Reorganized Debtors, the Old Banks, any Statutory Committee, the Committee, nor any of their respective members, officers, directors, shareholders, employees, agents, attorneys, accountants or other advisors, shall have or incur any liability to any holder of a Claim or Interest for any act or failure to act in connection with, or arising out of, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan, except for any act or failure to act that constitutes willful misconduct or recklessness as determined pursuant to a Final Order, and in all respects, such Persons (1) shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan, and shall be fully protected from liability in acting or in refraining from action in accordance with such advice and (2) shall be fully protected from liability with respect to any act or failure to act that is approved or ratified by the Bankruptcy Court.

      D. Payment Dates. Whenever any payment to be made under the Plan is due on a day other than a Business Day, such payment shall instead be made, without interest, on the next following
Business Day.

      E. Payment of Statutory Fees. All fees payable pursuant to Section 1930 of Title 28 of the United States Code, shall be paid as required by the Bankruptcy Code.

      F. Payment of Post-Petition Interest or Attorney Fees. Unless otherwise expressly provided in the Plan, or allowed by order of the Bankruptcy Court, the Debtors shall not be required to pay any holder of a Claim any interest occurring on or after the Filing Date, or any attorneys' fees, with respect to such Claim.

     G. Section 1146 Exemption. Pursuant to Section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of any security under the Plan or the making or delivery of any instrument of transfer pursuant to, in implementation of, or as contemplated by, the Plan or the revesting, transfer or sale of any real or personal property of the Debtors pursuant to, in implementation of, or as contemplated by, the Plan shall not be taxed under any state or local law imposing a stamp tax, transfer tax or similar tax or fee.

     H.   Dissolution of Committees.  On the Effective Date, each
Statutory Committee shall automatically dissolve and all members of such committees shall be discharged from all rights and all duties arising from, or related to, the Cases.

       I.    Governing  Law.   Except  to  the  extent  that  the
Bankruptcy Code or the Bankruptcy Rules are applicable, the Plan shall be governed by, and construed and interpreted in accordance with, the internal laws of the State of Delaware.

     J. Notices. After the Effective Date, any notice or other communication to the Reorganized Debtors required or permitted under the Plan shall be in writing and shall be hand delivered or sent by certified or registered mail, postage pre-paid, return receipt requested, as follows:

     Homeland Stores, Inc. or Homeland Holding Corporation
                    2601 Northwest Expressway
                  Oklahoma City, Oklahoma 73112
                         Attn: President
                                   Telephone:  (405) 879-6600
                 Telecopy:  (405) 879-4605

                        with a copy to:

          Crowe & Dunlevy, A Professional Corporation
                     1800 Mid-America Tower
                       20 North Broadway
                  Oklahoma City, Oklahoma 73102
                    Attn: Judy Hamilton Morse
                   Telephone: (405) 235-7700
                    Telecopy: (405) 239-6651

                              and

               Young, Conaway, Stargatt & Taylor
              Eleventh Floor, Rodney Square North
                    1100 North Market Street
                 Wilmington Trust Center 19801
                   Attn: James L. Patton, Jr.
                   Telephone: (302) 571-6600
                    Telecopy: (302) 571-1253

                              and

            Paul, Weiss, Rifkind, Wharton & Garrison
                   1285 Avenue of the Americas
                    New York, New York 10019
                      Attn: Robert D. Drain
                    Telephone: (212) 373-3000
                   Telecopier: (212) 757-3990

            After the Effective Date, any notice or other communication to a holder of a Claim or an Interest required or permitted under the Plan shall be hand delivered or shall be sent by certified or registered mail, postage pre-paid, return receipt requested, to the holder at the address set forth on any proof of claim filed by the holder or, if the holder has not filed or been deemed to have filed a proof of claim, at the last known address of the holder as reflected by the records of the relevant Reorganized Debtor.

           A  notice or other communication sent pursuant to this
Article XII(J) shall be deemed given and received upon delivery if hand delivered and three business days after deposited in the United States mail if sent by registered or certified mail.

     K. Successors and Assigns. The rights of any Person named or referred to in the Plan shall inure to the benefit of, and the obligations of any Person named or referred to in the Plan shall be binding on, any heir, executor, administrator, successor or assign of such Person.

      L. Severability. To the extent that any provision of the Plan would, by its inclusion of the Plan, prevent or preclude the Bankruptcy Court from entering the Confirmation Order, the Bankruptcy Court, on the request of the Debtors, may modify or amend, or permit the Debtors to modify or amend such provision, in whole or in part as necessary to cure any defect or remove any impediment to the confirmation of the Plan existing by reason of such provision.

      M. Objections to Claims or Interests. The failure by the Debtors to object to or examine any Claim or Interest for purposes of voting shall not be deemed a waiver of the Debtors' right to object to or re-examine such Claim or Interest, in whole or in part.







              [REST OF PAGE INTENTIONALLY OMITTED]


 .   Dated this 13th day of May, 1996

                              HOMELAND STORES, INC.

                              By:
                                   James A. Demme
                                    President and Chief Executive Officer

                              HOMELAND HOLDING CORPORATION.

                              By:
                                   James A. Demme
                                    President and Chief Executive Officer


                              CROWE & DUNLEVY, A PROFESSIONAL
                                CORPORATION

                              By:
                                   Judy Hamilton Morse, OBA #6450
                                   Kenni B. Merritt, OBA #6147
                                   Roger A. Stong, OBA #11710
                                   William H. Hoch, OBA #15788

                              1800 Mid-America Tower
                              20 North Broadway
                              Oklahoma City, Oklahoma  73102
                              (405) 235-7700

                              COUNSEL TO HOMELAND STORES, INC. AND
                                 HOMELAND HOLDING CORPORATION

                              YOUNG, CONAWAY, STARGATT & TAYLOR

                              By:
                                   James L. Patton, Jr.

                              Rodney Square North, 11th Floor
                              Wilmington, Delaware 19899
                              (302) 571-6600

                               LOCAL  COUNSEL TO HOMELAND STORES, INC.
                                AND HOMELAND HOLDING CORPORATION


     Appendix B


Report of Independent Accountants



To the Board of Directors and Stockholders of Homeland Holding Corporation


We have audited the accompanying consolidated financial statements of Homeland Holding Corporation and Subsidiary listed in the index on page F-1 of this Form 10-K. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Homeland Holding Corporation and Subsidiary as of December 30, 1995 and December 31, 1994, and the consolidated results of their operations and their cash flows for the 52 weeks ended December 30, 1995, December 31, 1994 and January 1, 1994, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations, negative cash flows from operations for the year ended December 30, 1995, a stockholders' deficit as of December 30, 1995 and has been unable to comply with its debt covenants. In addition, on March 27, 1996, the Company reached an agreement in principle with members of an ad-hoc noteholders committee with respect to a financial restructuring of the Company. The Company and the ad-hoc noteholders committee have agreed to implement the financial restructuring under a pre-arranged plan of reorganization to be filed under Chapter 11 of the United States Federal Bankruptcy Code. These factors raise substantial doubt about the Company's ability to continue as a going concern. The continuation of its business as a going concern is contingent upon, among other things, the ability to (1) complete the pre-arranged plan of reorganization and (2) sustain satisfactory levels of future earnings and cash flows. Management's plans with regard to such financial restructuring are set forth in Note 15 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties or adjustments relating to the establishment, settlement and classification of liabilities that may be required in connection with the pre-arranged plan of reorganization of Homeland Holding Corporation and Subsidiary under Chapter 11 of the United States Federal Bankruptcy Code.


Coopers & Lybrand, L.L.P.
New York, New York
March 27, 1996





          HOMELAND HOLDING CORPORATION AND SUBSIDIARY

                  CONSOLIDATED BALANCE SHEETS

       (In thousands, except share and per share amounts)

                        ASSETS (Note 4)

                                                  December 30,   December 31,
                                                      1995           1994

Current assets:
 Cash and cash equivalents (Notes 3 and 5)         $  6,357      $    339
 Receivables, net of allowance for uncollectible
  accounts of $2,661 and $2,690                       8,051        12,235
 Receivable for taxes (Note 6)                          -           2,270
 Inventories                                         42,830        89,850
 Prepaid expenses and other current assets            2,052         6,384

    Total current assets                             59,290       111,078

Property, plant and equipment:
 Land                                                 9,919        10,997
 Buildings                                           22,101        29,276
 Fixtures and equipment                              44,616        61,360
 Land and leasehold improvements                     23,629        32,410
 Software (Note 3)                                    1,991        17,876
 Leased assets under capital leases (Note 9)         29,062        46,015
 Construction in progress                             4,201         2,048

                                                    135,519       199,982

 Less, accumulated depreciation
  and amortization                                   63,827        82,603

 Net property, plant and equipment                   71,692       117,379

Excess of purchase price over fair
 value of net assets acquired, net
 of amortization of $830 in fiscal 1994 (Note 3)        -          2,475

Other assets and deferred charges                     6,600        8,202

    Total assets                                   $137,582     $239,134

                                                          Continued




          The accompanying notes are an integral part of these consolidated financial statements.
          HOMELAND HOLDING CORPORATION AND SUBSIDIARY

             CONSOLIDATED BALANCE SHEETS, Continued

       (In thousands, except share and per share amounts)

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                December 30,    December 31,
                                                   1995             1994
Current liabilities:
 Accounts payable - trade                        $ 17,732        $ 30,317
 Salaries and wages                                 1,609           1,925
 Taxes                                              4,876           6,492
 Accrued interest payable                           2,891           3,313
 Other current liabilities                         14,321          15,050
 Current portion of long-term debt (Notes 4, 5 and 15)-             2,250
 Long-term obligations in default classified as current
  (Notes 4, 5 and 15)                             100,467             -
 Current portion of obligations under capital
  leases (Note 9)                                   2,746           7,828
 Current portion of restructuring reserve (Note 14  3,062             -

    Total current liabilities                     147,704          67,175

Long-term obligations:
 Long-term debt (Notes 4, 5 and 15)                   -           145,000
 Obligations under capital leases (Note 9)          9,026          11,472
 Other noncurrent liabilities                       6,133           5,176
 Noncurrent restructuring reserve (Note 14)         2,808           5,005

    Total long-term obligations                    17,967         166,653

Commitments and contingencies (Notes 8, 9 and 12)     -               -

Redeemable common stock, Class A, $.01 par value,
 1,720,718 shares at December 30, 1995 and 3,864,211
 shares at December 31, 1994, at redemption value
 (Notes 10 and 11)                                     17           1,235

Stockholders' equity (deficit):
 Common stock (Note 10):
   Class A, $.01 par value, authorized - 40,500,000
    shares, issued - 33,748,482 shares at December 30,
    1995 and 31,604,989 at December 31, 1994,
    outstanding - 30,878,989 shares                   337            316
 Additional paid-in capital                        55,886         53,896
 Accumulated deficit                              (80,188)       (48,398)
 Minimum pension liability adjustment (Note 8)     (1,327)           -
 Treasury stock, 2,869,493 shares at December 30, 1995
  and 726,000 shares at December 31, 1994, at cost (2,814)        (1,743)

    Total stockholders' equity (deficit)          (28,106)         4,071

Total  liabilities and stockholders'
equity (deficit)                                 $137,582       $239,134






          The accompanying notes are an integral part of these consolidated financial statements.
          HOMELAND HOLDING CORPORATION AND SUBSIDIARY

             CONSOLIDATED STATEMENTS OF OPERATIONS

       (In thousands, except share and per share amounts)


                                            52 weeks    52 weeks    52 weeks
                                             ended       ended       ended
                                          December 30,December 31, January 1,
                                             1995        1994        1994

Sales, net                                 $630,275    $785,121    $810,967

Cost of sales                               479,119     588,405     603,220

 Gross profit                               151,156     196,716     207,747

Selling and administrative expenses         151,985     193,643     190,483
Operational restructuring costs (Note 14)    12,639      23,205         -

 Operating profit (loss)                    (13,468)    (20,132)     17,264

Gain on sale of plants                          -           -         2,618
Interest expense                            (15,992)    (18,067)    (18,928)

Income (loss) before income tax benefit
 (provision) and extraordinary items        (29,460)    (38,199)        954

Income tax benefit (provision) (Note 6)         -        (2,446)      3,252

Income (loss) before extraordinary items    (29,460)    (40,645)      4,206

Extraordinary items (Note 4)                 (2,330)        -        (3,924)

Net income (loss)                           (31,790)    (40,645)        282

Reduction in redemption value -
 redeemable common stock                        940       7,284         -

Net income (loss) available to
 common stockholders                       $(30,850)   $(33,361)    $   282

Income (loss) before extraordinary
 items per common share                    $   (.86)   $   (.96)   $    .12
Extraordinary items per common share           (.07)         -         (.11)

Net income (loss) per common share         $   (.93)   $   (.96)   $    .01

Weighted average shares outstanding      33,223,675  34,752,527  34,946,460





          The accompanying notes are an integral part of these consolidated financial statements.


                       HOMELAND HOLDING CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                    (In thousands, except share and per share amounts)

                                                       Minimum
                     Class A     Additional            Pension                    Total
                    Common Stock   Paid-in Accumulated Liability Treasury Stock  Stockholders'
                    Shares  Amount Capital  Deficit    Adjustment Shares  Amount Equity (Deficit)

Balance, January
 2, 1993         31,364,989 $314  $46,036   $(8,035)   $  -       486,000 $(1,165)  $37,150

Purchase of treasury
 stock              134,000    1      322        -        -       134,000    (323)      -

Adjustment to recognize
  minimum liability      -     -       -         -      (572)         -       -        (572)

Net income               -     -       -        282       -           -       -         282

Balance, January
 1,  1994        31,498,989  315   46,358     7,753)    (572)    620,000   (1,488)   36,860

Purchase of treasury
  stock             106,000    1      254        -        -      106,000     (255)      -

Adjustment to eliminate
  minimum liability      -     -       -         -       572          -        -        572

Redeemable common stock
  reduction in redemption
  value                  -     -    7,284        -        -           -        -      7,284

Net loss                 -     -       -    (40,645)      -           -        -    (40,645)

Balance, December
  31, 1994       31,604,989   316  53,896   (48,398)      -      726,000   (1,743)    4,071

Purchase of treasury
 stock            2,143,493    21   1,050        -        -    2,143,493   (1,071)       -

Adjustment to recognize
  minimum liability      -     -       -         -    (1,327)         -        -     (1,327)

Redeemable common stock
  reduction in redemption
  value                  -     -      940        -        -           -        -        940

Net loss                 -     -       -    (31,790)      -           -        -    (31,790)

Balance,  December
 30, 1995        33,748,482  $337 $55,886  $(80,188) $(1,327)  2,869,493$  (2,814) $(28,106)


                       The accompanying notes are an integral part of these consolidated financial statements.

          HOMELAND HOLDING CORPORATION AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF CASH FLOWS

       (In thousands, except share and per share amounts)


                                             52 weeks    52 weeks   52 weeks
                                               ended       ended      ended
                                            December 30, December 31, January 1,
                                                1995        1994       1994

Cash flows from operating activities:
 Net income (loss)                          $(31,790)   $(40,645)    $   282
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
   Depreciation and amortization              11,192      17,458      16,797
   Amortization of financing costs             1,019       1,443       1,484
   Write-off of financing costs on long-term
     debt retired                              1,424          -        1,148
   (Gain) loss on disposal of assets           8,349         384      (2,284)
   (Gain) on sale of sold stores             (15,795)         -           -
   Amortization of beneficial interest in operating
     leases                                      181         258         261
   Impairment of assets                        2,360      14,325         744
   (Increase) decrease in deferred tax assets     -        3,997      (3,997)
    Provision  for  losses on accounts
      receivable                               1,750       1,213          75

   Provision for write down of inventories       847          -           -
   Change in assets and liabilities:
      (Increase) decrease in receivables       3,227       2,301      (1,131)
      (Increase)  decrease in receivable
       for taxes                               2,270      (2,270)         -
     Decrease in inventories                  18,297       2,097       1,236
     (Increase) decrease in prepaid expenses
      and other current assets                 5,542      (2,687)       (862)
      (Increase)  decrease in other assets
        and deferred charges                  (1,215)        103        (238)
     Increase (decrease) in accounts payable
       -trade                                 12,587)        832      (5,464)
     Decrease in salaries and wages             (316)       (821)     (1,994)
     Increase (decrease) in taxes             (1,616)      1,768      (3,629)
     Decrease in accrued interest payable       (422)        (53)     (1,102)
      Increase  (decrease)  in  other current
      liabilities                             (3,264)        (34)       7,371
     Increase in restructuring reserve         1,356       5,005           -
      Increase  (decrease)  in other
      noncurrent  liabilities                  1,157      (4,417)       4,301

        Net  cash  provided  by (used in)
           operating  activities              (8,034)        257       12,998

Cash flows from investing activities:
 Capital expenditures                         (4,681)     (5,386)     (7,129)
 Purchase of assets under capital leases      (3,966)         -           -
 Cash received from sale of assets            73,721       1,363       3,991

        Net  cash  provided by (used in)
          investing  activities               65,074      (4,023)     (3,138)

Cash flows from financing activities:
 Payments under senior secured floating
  rate notes                                  (9,375)         -           -
 Payments under senior secured fixed
  rate notes                                 (15,625)         -           -
 Payments on subordinated debt                    -           -      (47,750)
 Borrowings under revolving credit loans     104,087      66,000     100,000
 Payments under revolving credit loans      (123,620)    (56,000)    (85,000)
 Net borrowings (payments) under swing loans  (1,500)     (3,500)      5,000
 Principal payments under notes payable         (750)     (1,000)     (1,250)
  Principal  payments  under  capital
    lease  obligations                        (3,166)     (3,334)    (4,198)
 Payments to acquire treasury stock           (1,073)       (255)      (323)

  Net  cash  provided  by (used in)
       financing activities                  (51,022)      1,911    (33,521)




                                                        Continued
          HOMELAND HOLDING CORPORATION AND SUBSIDIARY

        CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

       (In thousands, except share and per share amounts)


                                             52 weeks   52 weeks     52 weeks
                                               ended      ended        ended
                                            December 30, December 31, January 1,
                                                1995        1994       1994

Net  increase (decrease) in cash and cash
    equivalents                             $  6,018   $ (1,855)   $ (23,661)

Cash  and  cash  equivalents at beginning
    of period                                    339      2,194       25,855

Cash and cash equivalents at end of period $   6,357   $    339    $   2,194

Supplemental information:
  Cash paid during the period for interest $  13,439   $ 16,642    $  18,738

  Cash paid during the period for
     income taxes                          $      -    $    236    $     890

Supplemental schedule of noncash investing activities:
  Capital lease obligations assumed        $      -    $  1,493    $   3,218

  Capital lease obligations retired        $      -    $    -      $      31




          The accompanying notes are an integral part of these consolidated financial statements.


          HOMELAND HOLDING CORPORATION AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (In thousands, except share and per share amounts)


1.   Organization:

     Homeland Holding Corporation ("Holding"), a Delaware corporation, was incorporated on November 6, 1987, but had no operations prior to November 25, 1987. Effective November 25, 1987, Homeland Stores, Inc. ("Homeland"), a wholly-owned subsidiary of Holding, acquired substantially all of the net assets of the Oklahoma Division of Safeway Inc. Holding and its consolidated subsidiary, Homeland, are collectively referred to herein as the "Company".

     Holding has guaranteed substantially all of the debt issued by Homeland. Holding is a holding company with no significant operations other than its investment in Homeland. Separate financial statements of Homeland are not presented herein since they are identical to the consolidated financial statements of Holding in all respects except for stockholder's equity (which is equivalent to the aggregate of total stockholders' equity and redeemable common stock of Holding) which is as follows:

                                        December 30,  December 31,
                                            1995         1994
   Homeland stockholder's equity:
     Common stock, $.01 par value,
      authorized, issued and
      outstanding 100 shares                     1            1
     Additional paid-in capital             53,435       53,713
     Accumulated deficit                   (80,198)     (48,408)
     Minimum pension liability adjustment   (1,327)         -

      Total Homeland stockholder's
        equity (deficit)                  $(28,089)     $ 5,306

2.    Basis of Presentation:

       The accompanying consolidated financial statements of Holding have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should Holding be unable to successfully complete the financial restructuring described in Note 15 and continue as a going concern.
2.    Basis of Presentation, continued:

       As shown in the accompanying financial statements, the Company incurred significant losses in 1995 and 1994 and, at December 30, 1995, had a stockholders' deficit of $28,106. As discussed in Note 4, at December 30, 1995, as a consequence of Homeland's financial position and the results of its operations for the year ended December 30, 1995, the Company was not in compliance with the Consolidated Fixed Charge Coverage Ratio and Debt-to-Equity Ratio covenants under its Senior Note Indenture and Revolving Credit Agreement; however, waivers of such noncompliance through April 15, 1996 and May 20, 1996, respectively, have been received. In addition, the Company failed to make a scheduled interest payment under its Senior Note Indenture, due March 1, 1996, and the waiver under such Senior Note Indenture thereby expired. Furthermore, as discussed in
     Note 15, negotiations for the restructuring of the Company's long-term debt and union agreements are being conducted which, if unsuccessful, could have a material adverse effect on the Company's financial condition.

3.   Summary of Significant Accounting Policies:

      Fiscal year - The Company has adopted a fiscal year which ends on the Saturday nearest December 31.

        Basis of consolidation - The consolidated financial statements include the accounts of Homeland Holding Corporation and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

      Revenue recognition - The Company recognizes revenue at the "point of sale", which occurs when groceries and related merchandise are sold to its customers.

3.   Summary of Significant Accounting Policies, continued:

       Concentrations  of credit and business  risk  -  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and receivables. The Company places its temporary cash investments with high quality financial institutions. Concentrations of credit risk with respect to receivables are limited due to the diverse nature of those receivables, including a large number of retail customers within the region and receivables from vendors throughout the country. The Company purchases approximately 70% of its products from Associated Wholesale Grocers, Inc. ("AWG"). Although there are similar wholesalers that could supply the Company with merchandise, if AWG were to discontinue shipments, this could have a material adverse effect on the Company's financial condition.

       Restricted Cash - The Company has two escrow accounts at United States Trust Company of New York, one for reinvestment in capital expenditures to which the Company is committed ("Capital Escrow") and one for the redemption of Senior Notes (as subsequently defined in Note 4) ("Redemption Escrow"). As of December 30, 1995, the Company has $1,729 deposited in the Capital Escrow and $800 deposited in the Redemption Escrow. The deposited funds in the Capital Escrow is restricted for reinvestment in capital expenditures to which the Company is committed or must be used to permanently pay down the Senior Notes. The Redemption Escrow consisting of net proceeds from asset sales occurring after the AWG Transaction (as subsequently defined in Note 14) is restricted to permanently pay down the Senior Notes when the aggregate amount reaches $2,000.

       Inventories - Inventories are stated at the lower of cost or market, with cost being determined primarily using the retail method.
3.   Summary of Significant Accounting Policies, continued:

       Property, plant and equipment - Property, plant and equipment obtained at acquisition are stated at appraised fair market value as of that date; all subsequently acquired property, plant and equipment are stated at cost or, in the case of assets under capital leases, at the lower of cost or the present value of future lease payments.
     Depreciation and amortization, including amortization of leased assets under capital leases, are computed on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining term of the lease. Depreciation and amortization for financial reporting purposes are based on the following estimated lives:
                                                Estimated lives
         Buildings                                 10 - 40
         Fixtures and equipment                     5 - 12.5
         Leasehold improvements                       15
         Transportation equipment                   5 - 10
         Software                                   5 - 10

       The costs of repairs and maintenance are expensed as incurred, and the costs of renewals and betterments are capitalized and depreciated at the appropriate rates. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in the results of operations for that period. In the fourth quarter of 1995, approximately $7.9 million of capitalized software costs, net of accumulated depreciation, have been charged to operational restructuring costs in the Statement of Operations as a result of management's decision to replace such software as part of its operational restructuring initiatives.

       Excess of purchase price over fair value of net assets acquired - As discussed in Notes 2 and 14, the Board of Directors approved a strategic plan in December 1995 to refocus the Company's restructuring efforts, which commenced in 1994, to address continuing significant losses from operations as well as evaluating various financial restructuring alternatives in an effort to improve cash flows from operations and reduce interest costs on the Company's long-term debt. There is no assurance that such restructuring efforts will be successful and, accordingly, the Company determined during the fourth quarter of 1995 that the recovery of any remaining unamortized excess of purchase price over fair value of net assets acquired could not be assured from future operating cash flows. Consequently, the unamortized

3.   Summary of Significant Accounting Policies, continued:

       balance of the excess of purchase price over fair value of net assets acquired was charged to operational restructuring costs in the statement of operations.

       Other assets and deferred charges - Other assets and deferred charges consist primarily of financing costs amortized using the effective interest rate method over the term of the related debt and beneficial interests in operating leases amortized on a straight-line basis over the remaining terms of the leases, including all available renewal option periods.

       Net income (loss) per common share - Net income (loss) per common share is computed based on the weighted average number of shares, including shares of redeemable common stock outstanding during the period. Net income (loss) is reduced (increased) by the accretion to (reduction in) redemption value to determine the net income (loss) available to common stockholders.

       Cash and cash equivalents - For purposes of the statements
     of   cash   flows,  the  Company  considers  all  short-term
     investments with an original maturity of three months or less when purchased to be cash equivalents.

      Capitalized interest - The Company capitalizes interest as a part of the cost of acquiring and constructing certain assets. No interest cost was capitalized in 1995. Interest costs of $35 and $44 were capitalized in 1994 and 1993, respectively.

       Advertising costs - Costs of advertising are expensed as incurred. Gross advertising costs for 1995, 1994 and 1993, respectively, were $10,700, $13,615 and $14,100.

       Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions and estimates relate to the reserve for restructuring, the reserve for self-insurance programs, the deferred income tax valuation allowance, the accumulated benefit obligation relating to the employee retirement plan, the allowance for bad debts and depreciation rates of property and equipment. Actual results could differ from those estimates.
3.   Summary of Significant Accounting Policies, continued:

       Income taxes - The Company provides for income taxes based on enacted tax laws and statutory tax rates at which items of income and expense are expected to be settled in the Company's income tax return. Certain items of revenue and expense are reported for Federal income tax purposes in different periods than for financial reporting purposes, thereby resulting in deferred income taxes. Deferred taxes also are recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future Federal income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

       Self-insurance reserves - The Company is self-insured for property loss, general liability and automotive liability coverage and was self-insured for workers' compensation coverage until June 30, 1994, subject to specific retention levels. Estimated costs of these self-insurance programs are accrued at their present value based on projected settlements for claims using actuarially determined loss development factors based on the Company's prior history with similar claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results.

       Impact of Recently Issued Accounting Pronouncement - The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, " Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No.121"), in March 1995 to establish standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used. The Company has not yet adopted this accounting standard, which becomes effective in 1996 for Homeland, nor has it evaluated the potential impact of adoption in 1996. The impact of SFAS No. 121 is not reasonably estimable at this time due to certain factors discussed in Note 2 to the consolidated financial statements; although this standard may affect reported earnings and the carrying values of long-lived assets, there will be no impact on cash flows.
4.   Current and long-term Debt:

       In March 1992, the Company entered into an Indenture with United States Trust Company of New York, as trustee, pursuant to which the Company issued $45,000 in aggregate principal amount of Series A Senior Secured Floating Rate Notes due 1997 (the "Old Floating Rate Notes") and $75,000 in aggregate principal amount of Series B Senior Secured Fixed Rate Notes due 1999 (the "Old Fixed Rate Notes", and collectively, the "Old Notes"). Certain proceeds from this issuance were used to repay all outstanding amounts under the previous credit agreement. In October and November 1992, the Company exchanged a portion of its Series D Senior Secured Floating Rate Notes due 1997 (the "New Floating Rate Notes") and its Series C Senior Secured Fixed Rate Notes due 1999 (the "New Fixed Rate Notes", and collectively, the "New Notes") for equal principal amounts of the Old Notes. The New Notes are substantially identical to the Old Notes, except that the offering of the New Notes was registered with the Securities and Exchange Commission. At the expiration of the exchange offer in November 1992, $33,000 in principal amount of the Old Floating Rate Notes and $75,000 in principal amount of the Old Fixed Rate Notes had been tendered and accepted for exchange.

       On March 1, 1993, the Company redeemed all remaining outstanding subordinated notes ($47,750 principal amount) at the optional redemption price, including a premium of $2,776 or 5% of the outstanding principal amount specified in the subordinated note agreement, together with accrued interest.

       On April 21, 1995, the Company and the Indenture trustee entered into a supplemental indenture effecting certain amendments to the Indenture. On June 1, 1995, the Company redeemed $15,625 of its New Fixed Rate Notes, $6,874 of New Floating Rate Notes and $2,501 of Old Floating Rate Notes.

       Also on April 21, 1995, the Company entered into a revolving credit agreement (the "Revolving Credit Agreement") with National Bank of Canada ("NBC") as agent and lender, Heller Financial, Inc. and any other lenders thereafter parties thereto. The Revolving Credit Agreement provides a commitment of up to $25 million in collateralized revolving credit loans, including certain documentary and standby letters of credit.



 4.  Current and long-term Debt, continued:

       As a result of the 1995 and 1993 redemptions, the Company incurred the following extraordinary losses:


                                               1995       1993
      Premium on redemption/repurchase
        of the Company's 15.5%
        subordinated notes due
        November 1, 1997                     $   -     $(2,776)

      Unamortized financing costs
        relating to the redemption/
        repurchase of the Company's
        15.5% subordinated notes
        due November 1, 1997                     -      (1,148)

      Consent fee equal to $5,000
        for each principal amount
        of the $120.0 million Senior
        Notes                                 (600)         -

      Premium on redemption of $15.6
        million of the Senior Secured
        Fixed Rate Notes, due
         March 1, 1999                        (306)         -

      Unamortized financing costs
        relating to the redemption of
        $25.0 million of the Senior Notes
        and the replacement of the prior
        revolving credit agreement         (1,424)          -

          Net extraordinary loss          $(2,330)     $(3,924)
4.    Current and long-term Debt, continued:

      Long-term debt at year end consists of:

                                       December 30,  December 31,
                                           1995          1994
      Note payable*                      $    -       $    750
      Senior Notes Series A**               9,499       12,000
      Senior Notes Series D**              26,126       33,000
      Senior Notes Series C**              59,375       75,000
      Revolving credit loans***             5,467       26,500

                                          100,467      147,250
      Less current portion                   -           2,250
      Less long-term debt obligation
       in default classified as current   100,467         -
      Long-term debt due after
       one year                          $   -        $145,000

          * The Company issued a $3,000 note payable in 1992 for the purchase of fixed assets related to the acquisition of five stores. The note matured on March 1, 1995 and was repaid.

          **  The  Series  A  and Series D Senior Secured  Floating
          Rate  Notes  mature  on February  27,  1997.   Interest
          payments are due quarterly and bear interest at the applicable LIBOR rate, as defined in the Indenture
          (8.43% at December 30, 1995). The Series C Senior Secured Fixed Rate Notes mature on March 1, 1999. Interest payments are due semiannually at an annual
          rate  of  12.25%.   The  notes  are  collateralized  by
          substantially all of the consolidated assets of the Company except for accounts receivable and inventories.

          The notes, among other things, require the maintenance of a Debt-to-EBITDA and a consolidated fixed charge coverage ratio, as defined, and a capital expenditure covenant, as well as limiting the incurrence of additional indebtedness, providing for mandatory prepayment of the Senior Floating Rate Notes in an amount equal to 80% of excess cash flow, as defined, upon certain conditions and limiting the payment of dividends. At December 30, 1995, the Company was not in compliance with the Debt-to-EBITDA and the fixed charge coverage ratio covenants.
4.   Current and long-term Debt, continued:

          Although a waiver was received by the Company for such noncompliance through April 15, 1996, the Company failed to make a scheduled interest payment on March 1, 1996 and, accordingly, such waiver expired. As the Company may not be able to comply with these debt covenants in 1996, the aggregate principal amount of the outstanding debt was classified as current obligations.

          ***Borrowings under the Revolving Credit Agreement bear interest at the NBC Base Rate plus 1.5% for the first year, payable on a quarterly basis in arrears. At December 30, 1995, the interest rate on borrowings under the Revolving Credit Agreement was 10.0%. Subsequent year's interest rates will be dependent upon the Company's earnings but will not exceed the NBC base rate plus 2.0%. All borrowings under the Revolving Credit Agreement are subject to a borrowing base, which was $23.7 million as of December 30, 1995, and mature no later than February 27, 1997, with the possibility of extending the maturity date to March 31, 1998 if the Company's Series A Senior Secured Floating Rate Notes due February 27, 1997, are extended or refinanced on terms acceptable to NBC.

          The Revolving Credit Agreement, among other things, requires the maintenance of a Debt-to-EBITDA ratio and consolidated fixed charge coverage ratio, as defined, and limits the Company's net capital expenditures, incurrence of additional indebtedness and the payment of dividends. The notes are collateralized by accounts receivable and inventories of the Company. At December 30, 1995, the Company was not in compliance with the Debt-to-EBITDA coverage ratio and the consolidated fixed charge coverage ratio. The lenders waived compliance of such default through May 20, 1996. As the Company may not be able to comply with existing covenants in 1996, the outstanding borrowings have been classified as current obligations (See Note 2 -Basis of Presentation and Note 15 - Subsequent Events).
5.   Fair Value of Financial Instruments:

     The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amount and fair value of financial instruments as of December 30, 1995 and December 31, 1994 are as follows:

                                   December 30, 1995         December 31, 1994
                                     Carrying   Fair            Carrying  Fair
                                      Amount    Value           Amount   Value
     Assets:
       Cash and Cash
          Equivalents                 $6,357   $6,357           $339      $339
     Liabilities:
       Current and Long-Term
          Obligations in
          default classified
          as current                $100,467  $56,411             -         -
       Long-Term Debt                    -        -         $147,250  $141,250

     Cash and cash equivalents - The carrying amount of this item is a reasonable estimate of its fair value due to its short-term nature.

     Current and long-term obligations in default classified as current; long-term debt - The fair value of publicly traded debt (the Senior Secured Notes) is valued based on quoted market values. The amount reported in the balance sheet for the remaining long-term obligations in default classified as current approximates fair value based on quoted market prices of comparable instruments or by discounting expected cash flows at rates currently available for debt of the same remaining maturities.
6.   Income Taxes:

     The components of the income tax benefit (provision) for fiscal 1995, 1994 and 1993 were as follows:


                                         1995      1994      1993
     Federal:
      Current - AMT                   $  -      $ 1,551   $  (36)
      Deferred                           -      (3,997)     3,288
     Total income tax benefit
        (provision)                   $  -     $(2,446)    $3,252


     A reconciliation of the income tax benefit (provision) at the statutory Federal income tax rate to the Company's effective tax rate is as follows:


                                        1995       1994     1993
     Federal income tax at statutory
      rate                            $11,127   $13,370    $1,010
     AMT in excess of regular tax        -         -         (36)
     AMT loss carryback                  -        1,551      -
     Change in valuation allowance   (10,074)  (16,075)     3,288
     Other - net                      (1,053)   (1,292)   (1,010)
        Total income tax benefit
          (provision)                 $  -     $(2,446)    $3,252



     During the year ended December 30, 1995, the Company received an income tax refund amounting to $1,339, due to the recognition of a tax benefit from its year ended December 31, 1994 for net alternative minimum tax operating losses that were carried back to prior tax years.
6.   Income Taxes, continued:

     The components of deferred tax assets and deferred tax liabilities are as follows:

                                        December 30,  December 31,
                                            1995         1994
     Current assets (liabilities):
       Allowance for uncollectible
         receivables                       $  1,090      $   942
       Termination of Borden supply
         agreement                             -             789
       Operational restructuring reserve      1,282        5,918
       Other, net                               406        (800)

         Net current deferred tax assets      2,778        6,849

     Noncurrent assets (liabilities):
       Property, plant and equipment            251      (4,577)
       Targeted job credit carryforward         815          815
       Self-insurance reserves                2,150        3,183
       Operational restructuring reserve        969        1,745
       Net operating loss carryforwards      17,001        7,048
       AMT credit carryforwards                 630          507
       Capital leases                         1,111          600
       Other, net                               444         (95)
         Net noncurrent deferred tax
           assets                            23,371        9,226

       Total net deferred assets             26,149       16,075
       Valuation allowance                 (26,149)     (16,075)

       Net deferred tax assets             $   -         $  -


     Due to the uncertainty of realizing the future tax benefits, the full valuation allowance established in fiscal 1994 was increased to entirely offset the net deferred tax assets as of December 30, 1995. At December 30, 1995, the Company had the following operating loss and tax credit carryforwards available for tax purposes:
6.   Income Taxes, continued:

                                                   Expiration
                                           Amount     Dates

     Federal regular tax net
      operating loss carryforwards         $48,575   2002-2010
     Federal AMT credit carryforwards
      against regular tax                  $   630  indefinite
     Federal tax credit carryforwards
      (Targeted Jobs Credit)               $   815   2003-2009

     The Internal Revenue Service ("IRS") concluded a field audit of the Company's income tax returns for the fiscal years 1990, 1991 and 1992. On January 31, 1994, the IRS issued a Revenue Agent's Report for those fiscal years proposing adjustments that would result in additional taxes of $1,589 (this amount is net of any available operating loss carryforwards which would be eliminated under the proposed adjustment). The Company filed its protest with the IRS Appeals Office on June 14, 1994. On June 28, 1995, the Company reached a tentative agreement with the IRS appeals office to settle the above claim. Management has analyzed the proposed settlement and has provided for amounts which it believes are adequate.

7.   Incentive Compensation Plan:

     The Company has bonus arrangements for store management and other key management personnel. During 1995, 1994, and 1993, approximately $934, $1,939, and $2,900, respectively, was charged to costs and expenses for such bonuses.
8.   Retirement Plans:

     Effective January 1, 1988, the Company adopted a non-contributory, defined benefit retirement plan for all executive and administrative personnel. Benefits are based on length of service and career average pay with the Company. The Company's funding policy is to contribute an amount equal to or greater than the minimum funding requirement of the Employee Retirement Income Security Act of 1974, but not in excess of the maximum deductible limit. (Assets were held in investment mutual funds during 1995 and 1994.)

     In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", the Company recorded an additional minimum liability at December 30, 1995 and January 1, 1994 representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability. The liabilities have been offset by intangible assets to the extent of previously unrecognized prior service cost. The accumulated benefit obligation for December 30, 1995 was determined using a 7.25% discount rate; if the discount rate used had been at least 7.35%, the additional minimum liability would not have been recorded.

     Net pension cost consists of the following:

                                      1995   1994   1993

     Service cost                  $   517   $709   $663
     Interest cost                     465    366    292
     Loss (return) on assets       (1,140)     63  (319)
     Net amortization and deferral     690  (419)     43
     Curtailment charge               (37)     -      -

        Net periodic pension cost  $   495   $719   $680


     The funded status of the plan and the amounts recognized in the Company's balance sheet at December 30, 1995 and December 31, 1994 consist of the following:

                                            1995           1994
     Actuarial present value of benefit
      obligations:
        Vested benefits                   $(6,928)       $(4,499)
        Non-vested benefits                   (88)          (151)
          Accumulated benefit
            obligations                   $(7,016)       $(4,650)

 8.  Retirement Plans, continued:

                                           1995           1994

     Projected benefit obligations        $(7,693)       $(5,441)
     Plan assets at fair value              6,902          4,960
     Projected benefit obligations in
      excess of plan assets                 (791)           (481)
      Unrecognized prior service cost        (95)           (144)
     Unrecognized net loss from past
      experience different from that
      assumed and changes in actuarial
      assumptions                           2,096          1,340
     Adjustment to recognize minimum
      liability                            (1,327)           -
     Net pension asset (liability)
      recognized in statement of
      financial position                  $  (117)      $    715

     Actuarial assumptions used to determine year-end plan status were as follows:

                                             1995          1994

     Assumed rate for determination of net
          periodic pension cost              9.0%          7.5%

     Assumed discount rate to determine
          the year-end plan disclosures     7.25%          9.0%

     Assumed long-term rate of return
          on plan assets                     9.0%          9.0%

     Assumed range of rates of future
      compensation increases
      (graded by age) for net
       periodic  pension cost          5.0%  to  7.0%  3.5% to 5.5%

     Assumed range of rates of future
      compensation increases
      (graded by age) for year-end
       plan  disclosures               3.5%  to  5.5%  5.0% to 7.0%

     The prior service cost is being amortized on a straight line basis over approximately 13 years.
 8.  Retirement Plans, continued:

     As a result of the sale of the Company's warehouse and distribution center and 29 stores to AWG, as well as the closure of 14 under-performing stores during 1995 (See Note
     14), a significant number of employees were terminated that participated in the Company's non-contributory defined benefit retirement plan. The effect of the curtailment resulting from the terminations of such employees was not material to the Statement of Operations for the year ended December 30, 1995.

     The Company also contributes to various union-sponsored, multi-employer defined benefit plans in accordance with the collective bargaining agreements. The Company could, under certain circumstances, be liable for the Company's unfunded vested benefits or other costs of these multi-employer plans. The allocation to participating employers of the actuarial present value of vested and nonvested accumulated benefits in multi-employer plans as well as net assets available for benefits is not available and, accordingly, is not presented. The costs of these plans for 1995, 1994, and 1993 were $2,110, $3,309, and $3,565, respectively.

     Effective January 1, 1988, the Company adopted a defined contribution plan covering substantially all non-union employees of the Company. Prior to 1994, the Company contributed a matching 50% for each one dollar the participants contribute in pre-tax matched contributions. Participants may contribute from 1% to 6% of their pre-tax compensation which was matched by the Company. Participants may make additional contributions of 1% to 6% of their pre-tax compensation, but such contributions were not matched by the Company. Effective January 2, 1994, the plan was amended to allow a discretionary matching contribution formula based on the Company's operating results. The cost of this plan for 1995, 1994, and 1993, was $0, $0, and $425, respectively.
9.   Leases:

     The Company leases substantially all of its retail store properties under noncancellable agreements, the majority of which range from 15 to 25 years. These leases, which include both capital leases and operating leases, generally are subject to six five-year renewal options. Most leases also require the payment of taxes, insurance and maintenance costs and many of the leases covering retail store properties provide for additional contingent rentals based on sales. Leased assets under capital leases consists of the following:

                                   December 30,     December 31,
                                      1995             1994

         Buildings                 $16,670            $21,616
         Equipment                   7,014              8,340
         Beneficial interest
           in capital leases         5,378             16,059
                                    29,062             46,015
         Accumulated amortization   17,851             21,010

         Net leased assets         $11,211            $25,005

     Future minimum lease payments under capital leases and noncancellable operating leases as of December 30, 1995 are as follows:
9.   Leases, continued:

                                      Capital      Operating
       Fiscal Year                     Leases        Leases

        1996                           $ 4,035      $ 8,849
        1997                             2,754        8,239
        1998                             2,134        5,779
        1999                             1,707        5,448
        2000                               982        4,899
        Thereafter                       9,350       38,891

        Total minimum obligations       20,962      $72,105
        Less estimated interest          9,190
        Present value of net minimum
          obligations                   11,772
        Less current portion             2,746
        Long-term obligations under
          capital leases               $ 9,026


     Rent expense is as follows:
                                    1995        1994        1993

         Minimum rents            $10,264     $12,560     $12,642
         Contingent rents             107         178         214

                                  $10,371     $12,738     $12,856

10.  Common Stock and Warrants:

     Holding has agreed to repurchase shares of stock held by management investors under certain conditions (as defined), such as death, retirement, or permanent disability.

     Pursuant  to  requirements of the  Securities  and  Exchange
     Commission, the shares of Class A common stock held by management investors have been presented as redeemable common stock and excluded from stockholders' equity.

     The  changes  in  the number of shares outstanding  and  the value of the redeemable common stock is as follows:
10.  Common Stock and Warrants, continued:
                                                Shares    Amount

      Balance, January 2, 1993                4,104,211   $ 9,470
        Repurchase of common stock            (134,000)     (323)
        Increase in management
          stock loans                              -        (294)

      Balance, January 1, 1994                3,970,211     8,853
        Repurchase of common stock            (106,000)     (255)
        Reduction in redemption value              -      (7,284)
        Increase in management stock
          loans                                    -         (79)

      Balance, December 31, 1994              3,864,211     1,235
        Repurchase of common stock          (2,143,493)   (1,071)
        Reduction in redemption value              -        (940)
        Decrease in management stock loans         -          793

     Balance, December 30, 1995               1,720,718   $    17

     The shares of redeemable common stock are reported on the balance sheets at redemption value (estimated fair value).
     The reduction in redemption value has been reflected as an increase in additional paid-in capital.

     The shares of treasury stock are reported on the balance sheets at cost.

     Holding also has 40,500,000 shares of Class B nonvoting common stock authorized at December 30, 1995 and December 31, 1994 with a $.01 par value. No shares were issued or outstanding at either December 30, 1995 or December 31, 1994.

     In 1995, Holding repurchased 2,143,493 shares of its Common Stock from certain officers and employees of the Company at a cash price of $0.50 per share plus, at the election of seller, warrants up to the number of shares purchased. As a result of the purchase, Holding issued 2,105,493 warrants to such officers and employees of the Company. The warrant and the shares issuable upon exercise, are subject to certain restrictions on transferability, including certain first refusal rights, as set forth in the warrant.
10.  Common Stock and Warrants, continued:

     The holders of the warrants may, at any time prior to the expiration date (defined as five years after issuance date), purchase from Holding the amount of Common Stock indicated on such warrant, in whole or in part, at a purchase price of $0.50 per share.

11.  Related Party Transactions:

     Clayton, Dubilier & Rice, Inc., a private investment firm of which four directors of the Company are employees, received
     $125  in 1995, $150 in 1994, and $200 in 1993, for financial advisory and consulting services.

     The Company made loans during 1995 and 1994 to certain members of management and key employees for principal payments on their loans made by the credit union in connection with their purchase of common stock. The loans bear interest at a variable rate equal to the Company's prime lending rate plus 1.0%. Loans outstanding at December 30, 1995 and December 31, 1994 were $82 and $794, respectively. The outstanding loans mature in July 1996.

12.  Commitments and Contingencies:

     Effective January 1, 1989, the Company implemented stock appreciation rights ("SAR's") plans for certain of its hourly union and non-union employees as well as salaried employees. Participants in the plans are granted at specified times "appreciation units" which, upon the occurrence of certain triggering events, entitle them to receive cash payments equal to the increase in value of a share of the common stock over $1.00 from the date of the plan's establishment. The Company expects the SAR's to be triggered as a result of the restructuring, discussed in
     Note 14, at no liability to the Company due to the continued decline in per share value below $1.00.

     Effective  October  1,  1991, the Company  entered  into  an outsourcing agreement whereby an outside party provides virtually all of the Company's EDP requirements and assumed substantially all of the Company's existing hardware and software leases and related maintenance agreements. The ten year agreement calls for minimum annual service charges, increasing over its term, as well as other variable charges. The Company terminated the outsourcing agreement as of March 31, 1996. Pursuant to the outsourcing agreement, there is a

12.  Commitments and Contingencies, continued:

     $3.0 million charge for the termination, of which AWG is responsible for 52%. The Company has provided for amounts in the financial statements that management believes to be reasonable and adequate.

     The Company has entered into employment contracts with certain key executives providing for the payment of minimum salary and bonus amounts in addition to certain other benefits in the event of termination of the executives or change of control of the Company.

     The Company is also a party to various lawsuits arising in the normal course of business. Management believes that the ultimate outcome of these matters will not have a material effect on the Company's consolidated financial position, results of operations and cash flows.

     The Company has outstanding at December 30, 1995, $12,000 in letters of credit which are not reflected in the accompanying financial statements. The letters of credit are issued under the Revolving Credit Agreement and the Company paid associated fees of $335 and $195 in 1995 and 1994, respectively.

13.  Sale of Plants:

     In November 1993 the Company entered into an asset purchase agreement with Borden, Inc. ("Borden") whereby certain of the Company's milk and ice cream processing equipment and certain other assets and inventory relating to its milk and ice cream plants was sold. In connection with the sale, the Company entered into a seven-year agreement with Borden under which Borden would supply all of the Company's requirements for most of its dairy, juice and ice cream products and the Company agreed to purchase minimum volumes of products. The Company recognized a gain on the sale of personal property in the amount of $2,618. A $4,000 payment received in connection with the supply agreement was deferred and was to be recognized as earned over the term of the supply agreement.

     In December 1994, the Company entered into a settlement agreement with Borden whereby the seven-year supply agreement entered into in November 1993 was terminated and a temporary supply agreement for a maximum period of 120 days was entered into. As part of the settlement agreement, the Company repaid $1,650 plus interest in December 1994 and $1,650 plus interest in April 1995. Upon final settlement payment, the Company
13.  Sale of Plants, continued:

     recognized an additional gain of approximately $700 in 1995.
     The   Company  has  made  arrangements  with  another  dairy
     supplier  to  begin  supplying  its  dairy  and  ice   cream
     requirements in April 1995.

14.  Restructuring:

     In the fourth quarter of 1995, the Company refocused its restructuring plan, which commenced in 1994. The intent of the revised restructuring program and new business plan is to further reduce the Company's indebtedness in respect of its Senior Notes and its Revolving Credit Agreement, restructure certain of its lease obligations and negotiate modifications to certain of its union agreements in an effort to reduce costs and improve profitability and cash flow.

     In connection with the closing of stores following the sale of 29 stores and the warehouse facility to AWG, the Company recognized charges aggregating $12,639 in 1995 and $23,205 in 1994. The major components of the restructuring charges in 1995 are summarized as follows:

      Write-off of capitalized software costs
        replaced as part of operational
        restructuring initiatives               $ 7,971

      Write-off of unamortized balance of the
        excess of purchase price over fair
        value of net assets acquired due to
        uncertainty of recovery from future
        operating cash flows                      2,360

      Expense associated with the termination
        of an EDP outsourcing agreement           1,410

      Expenses associated with remaining store
        closings, primarily occupancy costs from
        closing date to lease termination or
        revised sublease date                       898

           Total restructuring charges          $12,639

     The asset write-offs described above, aggregating $10,331, have been reflected in their respective balance sheet account classifications, the EDP expense is included in Other current liabilities and the expenses associated with the remaining

14.  Restructuring, continued:

     store closings are included in the Noncurrent restructuring reserve as of December 30, 1995. In accordance with a strategic plan approved by the Board of Directors in December 1994, the Company entered into an agreement with Associated Wholesale Grocers, Inc. ("AWG") on February 6, 1995, pursuant to which the Company sold 29 of its stores and its warehouse and distribution center to AWG on April 21, 1995. In connection with this strategic plan, the Company closed fourteen under-performing stores during 1995 and expects to close an additional store and sell one store by the second quarter of 1996. During fiscal 1995, the Company incurred expenses associated with the operational restructuring as follows:

                      Operational     (Payments) proceeds      Operational
                     restructuring      applied against        restructuring
                       reserve at       restructuring           reserve at
                   December 31, 1994    reserve in 1995    December 30, 1995

Expenses associated with the
 planned store closings,
 primarily occupancy costs
 from closing date to
 lease termination or
 sublease date          $ 8,319          $ (3,459) (a)           $ 4,860

Expenses associated with the AWG
 transaction, primarily service
 and equipment contract
 cancellation fees        5,649            (5,591)                    58

Estimated severance costs
 associated with the AWG
 transaction              5,624            (4,697)                   927

Legal and consulting fees
 associated with the AWG
 transaction              4,905            (4,880)                    25

Net gain on sale of
 property, plant and
 equipment to AWG       (19,492)           19,492                     -


Operational restructuring
 reserve               $  5,005          $    865                $ 5,870


   (a) Such amount is net of additional charges of $898 in 1995

14. Restructuring, continued:

     The   separately   identifiable   revenue   and   store
     contribution to operating profit related to the stores sold to AWG or closed during 1995 and expenses related to the warehouse facility are as follows:

                                  1995       1994       1993

     Sales, net                  $91,462   $253,221   $262,460

     Store contribution to
        operating profit (loss)
        before allocation of
        administrative and
      advertising expenses       $ 2,494   $  7,795   $  9,854

     Warehouse expenses          $ 3,853   $ 12,455   $ 11,080

     Under the AWG supply agreement, the ongoing costs of warehousing are built into the cost of goods purchased from AWG.

15.  Subsequent Events:

     On March 27, 1996, the Company entered into an agreement in principle (the "Noteholder Agreement") with members of an ad- hoc noteholders committee (the "Committee") with respect to a financial restructuring of the Company. The Committee has advised the Company that it represents approximately 80% of the Company's outstanding Senior Notes. The Noteholder Agreement provides for the filing by the Company of a bankruptcy petition and simultaneously the submission of a "pre-arranged" plan of reorganization and disclosure statement under Chapter 11 of the United States Federal Bankruptcy Code. (the "Restructuring"), all of which is expected to occur on or about May 13, 1996. If approved by the United States Bankruptcy Court (the "Bankruptcy Court"), the Company's creditors and labor unions, the Restructuring will result in a reduction of the Company's debt service obligations and labor costs and a capital and cost structure that will allow the Company to maintain and enhance the competitive position of its business and operations.


15.  Subsequent Events, continued:

     Pursuant to the Noteholder Agreement, upon completion of the Restructuring, the $95 million of Senior Notes currently outstanding (together with accrued interest) will be canceled and the noteholders will receive $60 million in aggregate principal amount of new senior subordinated notes, a majority of the new equity of the reorganized Company and approximately $1.5 million in cash. The new senior subordinated notes will mature in 2003, bear interest semi-annually at a rate of 10% per annum and will not be secured.

     In March 1996, the Company also reached agreements with representatives of its unionized workforce regarding certain modifications to the Company's existing collective bargaining agreements. These modifications will provide for, among other things, wage and benefit concessions, the severance of certain employees and the issuance and purchase of new equity of the reorganized Company to a trust acting on behalf of the unionized employees. The modifications to the collective bargaining agreements have been ratified by the union membership and are conditioned on, and will be effective upon, completion of the Restructuring.

     In order to facilitate the Restructuring, as provided under the Noteholder Agreement the Company intends to file papers with the Bankruptcy Court seeking approval of a debtor-in-possession financing facility. The Company anticipates that such facility will provide it with the financing necessary to maintain its normal business operations during its period of operations under supervision of the Bankruptcy Court, including the payment of postpetition claims of trade creditors and salaries, wages and benefits of employees. The Company anticipates that the Restructuring will be completed by the third quarter of 1996.





Appendix C

              LIQUIDATION ANALYSIS OF THE DEBTORS



General

           The Debtors believe that the value of the property to be received under the Plan by each holder of an impaired Claim and/or impaired Interest exceeds any value such holder would receive in a liquidation of each of the Debtors under Chapter 7 of the Bankruptcy Code. In order to arrive at that judgment, the Debtors estimated and compared the likely returns to each holder of an impaired Claim and an impaired Interest under a liquidation pursuant to Chapter 7 of the Bankruptcy Code and under the Plan. The results of such analysis are set forth below.


Chapter 7 Liquidation Analysis

           To calculate what members of each impaired Class of Claims and Interests would receive if each of the Debtors were liquidated under Chapter 7 of the Bankruptcy Code, the Bankruptcy Court must determine the "liquidation value" of each Debtor, which would consist primarily of the proceeds from a forced sale of each Debtor's assets by a Chapter 7 trustee. The Debtors' assets consist primarily of (i) the Company's inventory and accounts receivable (the "Quick Assets") and (ii) the Company's property, plant and equipment (the "Fixed Assets").

           In preparing this Chapter 7 liquidation analysis, the Debtors evaluated several alternative methods of valuing the Debtor's assets including a "piecemeal" sale of the Company's assets and a sale of the Company as a going concern. The Company believes that, for purposes of this liquidation analysis, a piecemeal valuation of the Debtors' assets is more appropriate than a going concern valuation because, absent a reorganization of the Company along the lines provided for in the Plan, it is unlikely that the Company would have going concern value to a third party purchaser. See "THE RESTRUCTURING -- Restructuring Discussions -- Strategic Sale Efforts." Accordingly, for purposes of this liquidation analysis, the Debtors have valued the Company's assets based on a "piecemeal" sale of the Company's assets over a three-to-six month period.

           Under a Chapter 7 liquidation, each Allowed Secured Claim would be satisfied from the proceeds of the collateral securing such Claim before any such proceeds would be distributed to the holders of Unsecured Claims. The Debtors have three groups of creditors who each hold Secured Claims: (i) the Old Banks, whose Claims are secured primarily by the Company's Quick Assets and certain cash collateral held by the Old Banks (collectively, the "Bank Collateral"); (ii) the holders of the Old Notes, whose claims are secured primarily by the Fixed Assets and certain cash collateral held by the Old Trustee (the "Old Indenture Collateral"); and (iii) certain equipment lessors (the "Equipment Lessors"), whose claims are secured by the equipment leased by such Equipment Lessor (the "Equipment Lease Collateral"). The Debtors believe that (a) the proceeds from a forced sale of the Bank Collateral would be sufficient to satisfy the Claims of the Old Banks in full, (b) the proceeds from a forced sale of the Indenture Collateral would not be sufficient to satisfy the Claims of the holders of the Old Notes and (c) the proceeds from a forced sale of the Equipment Lease Collateral would not be sufficient to satisfy the Claims of the Equipment Lessors. See Notes 10 through 13 to the Liquidation Analysis.

           The remaining proceeds from a Chapter 7 liquidation that would be available to be distributed to creditors on account of their Claims would be reduced by the amount of administrative expenses of the Chapter 7 case, which amount has priority over payments to unsecured creditors pursuant to the Bankruptcy Code. Administrative expenses of liquidation under Chapter 7 of the Bankruptcy Code would include the fees of a trustee, and of counsel and other professionals (including financial advisors and accountants) retained by the trustee, asset disposition expenses, litigation costs, and Claims arising from the operation of the Company's business during the Chapter 7 case. The liquidation itself could trigger certain priority Claims, such as Claims for severance pay, and could accelerate other priority payments that otherwise would be due in the ordinary course of business. Those priority Claims would be paid in full out of the liquidation proceeds (after payment of Secured Claims) before the balance would be made available to pay Unsecured Claims or to make any distributions in respect of equity interests.

          In the event that proceeds remain after satisfaction of all Allowed Secured Claims, administrative Claims and priority Claims, the remaining assets would be distributed pursuant to the absolute priority rule, which requires that no junior creditor receive any distribution until all senior creditors are paid in full, and no equity holder receive any distribution until all creditors are paid in full. The Debtors believe that in a liquidation under Chapter 7 of the Bankruptcy Code, holders of the Old Notes and holders of General Unsecured Claims would receive a smaller distribution of property than under the Plan, and that holders of the Old Common Stock and the Old Warrants would receive no distribution of property.

           In applying Section 1129(a)(7) of the Bankruptcy Code, the Bankruptcy Court would ascertain the hypothetical recoveries in a Chapter 7 liquidation to secured creditors, priority claimants,  general  unsecured  creditors,  and  equity  interest holders. The Bankruptcy Court would then compare these hypothetical Chapter 7 liquidation recoveries with the distributions offered to each class of Claims or Interests under the Plan to determine if the Plan satisfies the best interest test set forth in Section 1129(a)(7) of the Bankruptcy Code.

            The following Chapter 7 liquidation analysis is provided solely to disclose the effects of a hypothetical Chapter 7 liquidation of the Debtors, based on and subject to the assumptions set forth below. There can be no assurance that such assumptions would be made or accepted by the Bankruptcy Court or that the assumptions used in this liquidation analysis will reflect actual conditions at the time of a liquidation. However, as set forth in the following Chapter 7 liquidation analysis, the Debtors believe, based on the assumptions set forth herein, that the members of each class of impaired Claims or impaired Interests will receive more under the Plan than they would in a Chapter 7 liquidation.


             Liquidation Proceeds Computation(1)
                  Estimated at July 13, 1996
                    (Dollars in Thousands)
   ASSETS
                                      Estimated     Discounted
                                     Liquidation   Liquidation
  Assets                 Book Value    Value          Value
                                                        (2)

   Cash and cash             $         $   5,236   $  4,982
   equivalents (3)           5,236
   Accounts receivable                 3,486 (4)      3,317
                             8,379
   Inventory                              29,195     27,777
                             38,623          (5)
   Prepaid expenses and
   other                                       0          0
    current assets           2,733
                   Total                  37,917     36,075
   current assets            54,971
   Property, plant and
    equipment (6)            70,087       19,646     18,691

   Other assets and
   deferred charges (7)      6,455             0          0

           Total assets  $ 131,513      $ 57,562   $ 54,766

Liquidation Proceeds Available for Distribution    $ 54,766

SECURED CLAIMS
                                         Estimated
                                         Value of
                             Estimate    Collateral
Description of Claim        Amount of    Securing     Chapter 7    Liquidation
                              Claim       Claim      Distribution    Recovery%

Revolving Loans (Class 2) $  12,136    $  33,992 (8)   $   12,136         100.0%

Equipment Leases (Class 4)    1,531          476 (9)          476          31.1

Old Notes (Class 3)                       20,298 (10)      20,298 (11)     20.0

     Total Secured Claim
       Distributions                                   $   32,910

     Liquidation Proceeds available for Distribution
          after Secured Claims                         $   21,856



ADMINISTRATIVE EXPENSES

Estimated Liquidation
Expenses
Chapter 7 Trustee's Fees               $ 1,000
Chapter 7 Professional Fees
  and Other Administrative             $ 2,886
Expenses (12)
  Total Administrative                 $ 3,886
Expenses
      Liquidation Proceeds
        Available for
Distribution                           $17,970
        after Administrative
Expenses

UNSECURED CLAIMS/INTERESTS

                                                Proceeds
                                Estimated       Available
Description of                   Amount of      to Satisfy     Chapter 7
Claim/Interest                     Claim         Claim      Distribution

Priority Claims (Class 1)(13)    $ 7,419         $17,970       $ 7,419
1)(13)
General Unsecured Claims (Class 5)                10,551

  a.  Unsecured Deficiency        81,300                         5,878
      Claim -- Old Notes (14)

  b.  Unsecured Deficiency Claim   1,055                            76
      -- Equipment Leases (14)

  c.  Other General Unsecured    63,589                          4,597
      Claims (14) (15)

Old Common Stock (Class 7)         N/A              N/A              0

AGGREGATE RECOVERIES

                             Estimated                    Total
Description of               Amount of   Chapter 7     Liquidation
Claim/Interest                 Claim    Distribution     Recovery %


Priority Claims (Class 1)    $    7,419  $    7,419       100.0%

Revolving Loans (Class 2)        12,136      12,136       100.0

Equipment Leases                  1,531
     a.   Secured Portion
          of Claim (Class 4)                    476
     b.   Unsecured Portion
          of Claim (Class 5)                     76

             Total                               552      36.1

Old Notes                       101,598

     a.   Secured Portion
          of Claim (Class 3)                  20,298
     b.   Unsecured Portion
          of Claim (Class 5)                   5,878

             Total                            26,176      25.8

General Unsecured Claims
       (Class 5)(16)             63,589        4,597       7.2

Old Common Stock (Class 7)        N/A              0         0

     Total                                  $ 50,880



                 Notes to Liquidation Analysis
                     (Dollars in thousands)

(1) This Chapter 7 liquidation analysis was prepared by the Company's management based in part on certain reports and apprai sals prepared by professionals, including Schottenstein Professional Asset Management Corporation, Coopers & Lybrand and Manufacturers' Appraisal Company. In particular, (a) in valuing the Company's inventory, the Debtors utilized certain information contained in a liquidation report prepared by Schottenstein in November 1995, (b) in valuing the Company's real property, the Debtors utilized certain information contained in appraisals prepared by Manufacturers' Appraisal Company in May 1994, and (c) in valuing the Company's equipment, the Debtors utilized certain information provided by Coopers & Lybrand in February 1996.

(2) The Debtors estimate that it would take six months to complete a Chapter 7 liquidation. As a result of this expected delay in the distribution of liquidation proceeds, the Debtors have applied a 10% discount rate to the value of the estimated liquidation proceeds.

(3) Includes approximately $2,189 in cash collateral constituting Old Indenture Collateral which is being held by the Old Trustee pursuant to the terms of the Old Indenture.
Approximately $684 of such cash collateral relates to sale proceeds from the AWG Sale and is being held by the Old Trustee pending the Company's reinvestment of such proceeds in Fixed Assets. The remainder of such cash collateral relates to net sale proceeds from asset sales occurring after the AWG Sale and is required to be applied by the Company against a redemption of the Old Notes once such sale proceeds equal or exceed $2,000.

(4) The Debtors estimate that the Company would be able to recover 61% of the book value of its retail trade, pharmacy, third-party and store charge receivables and 45% of the book value of its coupon receivables. The Debtors believe there would be a 0% recovery with respect to the Company's AWG-related receivables (i.e. annual patronage rebates, concentrated purchase allowances and earned consideration). The Debtors estimate that the blended liquidation recovery percentage for all items of the Company's receivables would be 42% of the receivables book value.

(5) The Debtors estimate that total gross liquidation proceeds resulting from a forced sale of the Company's inventory would be a blended recovery of 100% of inventory book value, or approximately $38,623, which amount would be reduced by estimated liquidation costs of $9,428 (including expenses relating to the retention of a professional liquidator), resulting in estimated net liquidation proceeds of $29,195, or 76% of inventory book value.

(6)   Property:   The  Company  owns  13  stores   and   certain
miscellaneous parcels of land. The Debtors estimate that the Company would receive gross proceeds of approximately $16,433 from a forced sale of the Company's property, which amount would be reduced by estimated liquidation costs of $1,671 (including projected "holding" costs such as property taxes, utilities, insurance, security repairs, cleaning and equipment removal and an estimated 5% sales commission on the sale of each store and parcel), resulting in estimated net liquidation proceeds of approximately $14,762. The Debtors estimate of the Company's property values is based in part on certain appraisals prepared by Manufacturers' Appraisal Company in May 1994. In the case of such appraised properties, the Company applied certain discount factors to the appraised values, to reflect, among other things, the Company's assessment of the current value of such properties.

                 Equipment: The Debtors estimate that the liquidation value of the Company's equipment is $4,884, including approximately $4,384 relating to owned equipment and approximately $500 relating to leased equipment. The Debtors valued the Company's equipment based on 5% of the replacement cost of such equipment, which the Debtors believe is an appropriate method of valuing the Company's current equipment. The proceeds resulting from the sale of the leased equipment would be applied against the secured claims of the Equipment Lessors. See Note 9 below.

(7)   Other  assets  and  deferred  charges  consist  of  prepaid insurance, prepaid building and equipment rental, prepaid supplies and other miscellaneous assets. The Debtors estimate that there would be no liquidation recovery on such assets. To the extent that value exists, such value was contemplated in the Debtors' projections of Chapter 7 corporate operating costs. See
Note 13 below.

(8) The Claims of the Old Banks are secured by the Bank Collateral. The Debtors estimate that the aggregate liquidation proceeds from a forced sale of the Bank Collateral would be approximately $33,992 (consisting of approximately $3,317 of proceeds from the sale of accounts receivable, approximately $27,777 of proceeds from the sale of inventory and approximately $2,899 of cash collateral held by the Old Banks). Based on the estimated liquidation value of the Bank Collateral, the claims of the Old Banks would be paid in full. See Notes 2, 3, 4 and 5 above.

(9) Represents the average recovery for each Equipment Lessor based on aggregate Class 4 Claims and the aggregate proceeds of the Equipment Lease Collateral of $476. An Equipment Lessor's actual recovery might be greater or less than such aggregate recovery, depending on the value of the Equipment Lease Collateral held by such Equipment Lessor.

(10) The Claims of the holders of the Old Notes are secured by the Old Indenture Collateral. The Debtors estimate that the aggregate liquidation proceeds from a forced sale of the Old Indenture Collateral would be approximately $20,298 (consisting of approximately $14,045 of proceeds from the sale of real property, approximately $4,171 of proceeds from the sale of owned equipment and approximately $2,083 of cash collateral held by the Old Trustee). Based on the estimated liquidation value of the Old Indenture Collateral, the holders of the Old Notes would be entitled to receive only $20,298 in respect of their Claims under the Old Notes. See Notes 2 and 6 above.

                In connection with calculating the aggregate Allowed Class 3 Claim under the Plan, the Committee and the
Debtors estimated that the going concern value of the Old Indenture Collateral was approximately $65,000. For the reasons discussed above, the Debtors believe that a going concern valuation of the Company's assets (including the Old Indenture Collateral) is not an appropriate valuation method in the context of a Chapter 7 liquidation of the Debtors.

(11) The holders of the Old Notes would also be entitled to distributions in respect of their Unsecured Claims. Based on Unsecured Claims of $81,300 in respect of the Old Notes and other General Unsecured Claims of approximately $63,589, the holders of the Old Notes (as a class) would be entitled to receive an additional $5,878 in respect of such Unsecured Claims.

(12) Includes $1,500 in estimated professional fees, $1,136 in corporate operating costs and $250 in collection fees.

(13) Priority Claims include accrued sales taxes and property taxes.

(14) The holders of the Old Notes, the Equipment Lessors and the holders of other Class 5 Claims would be entitled to receive their ratable shares of $10,551.

(15)  Includes estimated lease rejection Claims of $20,816,
estimated  contingent  Claims  of $20,788   and  estimated  other
General Unsecured Claims of $21,985.

(16) Excludes General Unsecured Claims of the holders of the Old Notes and Equipment Lessors.



     Comparison of Estimated Distribution

                     The  table below sets forth a comparison  of
the estimated distributions under the Plan with the estimated recoveries in a Chapter 7 liquidation of the Debtors with respect to holders of impaired Claims and Interests. The fair market value of the distributions under the Plan have been estimated by the Debtors. See "FINANCIAL INFORMATION -- Projected and Pro Forma Financial Information." The prices at which securities issued under the Plan will trade may vary from the estimate. Accordingly, there can be no assurance as to the value of the distributions under the Plan.

                                   (Dollars in thousands)

              Approximate                            Appoxiamate
Description    Amount of                               Amount of  Distribution  % Recovery
of Impaired    Chapter 11  Distribution  % Recovery   Chapter 7   in Chapter 7 in Chapeter
Claim/Interest   Claim      Under Plan    Under Plan    Claim     Liquidation  Liquidation


Old Notes (Classes
3 and 5)        $101,598    $  92,400       90.9%      $101,598      26,176(1)    25.8%


General
Unsecured Claims 23,000        17,687       76.9%        63,589       4,597        7.2
(Class 5((2)

Old Common
 Stock             N/A       Greater       Greater         N/A            0          0
(Class 7)                     than          than
                             zero(3)       zero(3)

               (1) Reflects an estimated $20,298 distribution to be received in respect of the secured portion of the Claims of the holders of Old Notes and an estimated $5,878 distribution in respect of the unsecured portion of the Claims of the holders of Old Notes. See Notes 10 and 11 to the Liquidation Analysis.

                (2) Excludes Unsecured Claims in respect of the Old Notes. General Unsecured Claims would be greater in a
Chapter 7 liquidation than under the Plan as certain lease rejection Claims and contingent Claims would be asserted which would not be asserted in connection with the Restructuring.

                (3)  The holders of Old Common Stock will receive
(in  the  aggregate) 250,000 shares of New Common Stock  and  New
Warrants  to  purchase (in the aggregate) 263,158 shares  of  New
Common Stock.




     150550.v2